As filed with the Securities and Exchange Commission on July 22, 2010

Registration No. 333-165928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EDGEN MURRAY CORPORATION

(Exact name of Registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

5051

(Primary Standard Industrial Classification Code Number)

13-3908690

(IRS Employer Identification No.)

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

See Table of Additional Registrants Below

Daniel J. O’Leary

Chairman and Chief Executive Officer

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen J. Romano, Esq.

Eric S. Siegel, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

215-994-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number
Edgen Murray II, L.P.	Delaware	5051	20-8864225

The address of Edgen Murray II, L.P. is 18444 Highland Road, Baton Rouge, Louisiana 70809.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2010

PRELIMINARY PROSPECTUS

EDGEN MURRAY CORPORATION

EXCHANGE OFFER FOR $465,000,000

12.25% Senior Secured Notes due 2015

The Notes and the Guarantees

•

We are offering to issue $465,000,000 of our 12.25% Senior Secured Notes due 2015, whose issuance is registered under the Securities Act of 1933, which we refer to as the exchange notes, in exchange for a like aggregate principal amount of 12.25% Senior Secured Notes due 2015, which were issued on December 23, 2009 and which we refer to as the initial notes. The exchange notes will be issued under the existing indenture, dated as of December 23, 2009.

•	The exchange notes will mature on January 15, 2015. We will pay interest on the exchange notes on January 15 and July 15 of each year, beginning on July 15, 2010.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on , 2010, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes, that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We believe that the exchange of initial notes will not be a taxable event for U.S. federal income tax purposes, but you should see “Certain Tax Considerations” on page 186 for more information.

•

The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•

The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading. We do not intend to list the exchange notes on any national securities exchange or quotation system.

•	Broker-dealers who receive exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes.

•

Broker-dealers who acquired the initial notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

See “Risk factors” beginning on page 20 for a discussion of certain risks that you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or non-U.S. securities authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      2010.

i

ABOUT THIS PROSPECTUS

In making your decision to participate in the exchange offer, you should rely only on the information contained in this prospectus or to which we have referred you. See “Where You Can Find More Information.” We have not authorized anyone to provide you with information that is different. If anyone provided you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information in this prospectus is correct as of any date subsequent to the date on the cover of this prospectus.

This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. See “Where You Can Find More Information.” To obtain this information in a timely fashion, you must request such information no later than five business days before                     , 2010, which is the date on which the exchange offer expires (unless we extend the exchange offer as described herein). See “The Exchange Offer—Terms of the Exchange Offer; Expiration Date; Extensions; Amendments; Termination.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where the initial notes were acquired by the broker-dealer as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all exchange notes held by broker-dealers for their own account have been sold pursuant to this prospectus. See “Plan of Distribution.”

NON-GAAP FINANCIAL MEASURES

Throughout this prospectus we use the terms “EBITDA” and “Adjusted EBITDA,” which are not indicators of performance or liquidity determined in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”), and may not be comparable to similarly titled measures used by other companies. Please see “Summary—Summary historical condensed consolidated financial information” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus, including the reasons that we believe this information is useful to management and why it may be useful to investors, and a reconciliation of EBITDA and Adjusted EBITDA to the most closely comparable financial measure calculated in accordance with GAAP.

CAUTIONARY STATEMENT REGARDING INDUSTRY AND MARKET DATA

The industry and market data used throughout this prospectus are based on third party publications and data sources. We believe these data are accurate in all material respects as of the date of this prospectus. However, there are limitations on our ability to independently verify these data due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. Furthermore, facts, statistics and estimates upon which these publications and data are based and to which we cite in this prospectus may become outdated, obsolete or inaccurate as underlying facts or market conditions change.

CERTAIN DEFINITIONS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	the “Company,” “we,” “us,” “our” and similar terms refer to Edgen Murray II, L.P. and its wholly owned subsidiaries on a consolidated basis;

•	“Edgen Murray II, L.P.” and “EM II LP” refers to Edgen Murray II, L.P. and not its subsidiaries;

•	“EMC” and the “issuer” refer to Edgen Murray Corporation and not its subsidiaries;

•	“EM Cayman” refers to Edgen Murray Cayman and not its subsidiaries;

•	“EM Canada” refers to Edgen Murray Canada Inc. and not its subsidiaries;

•	“EM Europe” refers to Edgen Murray Europe Ltd. and not its subsidiaries;

•	“EM Singapore” refers to Edgen Murray Pte. Ltd. and not its subsidiaries;

•	“EM FZE” refers to Edgen Murray FZE and not its subsidiaries;

•	“dollars,” “U.S. dollars” and “$” and are to the lawful currency of the United States, and all areas subject to its jurisdiction;

•	“U.K. pounds” and “£”are to the lawful currency of the United Kingdom;

•

“Euro” and “€” are to the single currency adopted by participating member states of the European Union as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

•	“Australian dollars” and “AU$” are to the lawful currency of The Commonwealth of Australia;

•	“Singapore dollars” and “S$” are to the lawful currency of The Republic of Singapore; and

•	“UAE dirhams” and “AED” are to the lawful currency of the United Arab Emirates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy and objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plan and forecasts, budgets, working capital needs and sources of liquidity. The safe harbor protections provided under the Private Securities Litigation Reform Act do not apply to any forward-looking statements made in this prospectus.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. Important assumptions relating to the forward-looking statements in this prospectus include, among others, assumptions regarding the markets and demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate.

Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from the forward-looking statements in this prospectus as a result of the risks discussed in “Risk factors” or as a result of additional risks not presently known to us.

Accordingly, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before participating in the exchange offer. You should read carefully the rest of this prospectus and should consider, among other things, the matters set forth under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes and schedules to those statements and other financial data included elsewhere in this prospectus. Some of the statements in the following summary are forward-looking statements. See “Cautionary statement regarding forward-looking statements.”

Our Company

We are a leading global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. Our product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials.

Our sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on five continents. This allows us to supply and service projects in remote and challenging locations, while also supporting the daily maintenance, repair and operation (“MRO”) requirements of installed facilities. The severe conditions in which many of our products operate often result in significant wear and tear on the products, which generally necessitates regular maintenance and replacement of the products. MRO revenue represented approximately 30% of our total revenue during the three months ended March 31, 2010. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive specialty product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and project management and procurement services. These services include inventory management and just-in-time product delivery, which we believe allows our customers to reduce their inventory carrying costs.

Our customers include engineering, procurement and construction (“EPC”) firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities. We believe that our ability to service both complex project expenditures and the MRO requirements of installed facilities for customers uniquely sets us apart from most of our competitors.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past five years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. Following each acquisition, we were able to enhance operating results by fully integrating the acquired businesses and product lines across our global platform with limited incremental overhead costs.

For the three months ended March 31, 2010, we generated sales of $144.5 million, net loss of $7.0 million, net cash provided by operating activities of $35.8 million and Adjusted EBITDA of $6.4 million. For the year ended December 31, 2009, we generated sales of $773.3 million, net loss of $20.9 million, net cash provided by operating activities of $91.9 million and Adjusted EBITDA of $72.2 million. As of March 31, 2010 and December 31, 2009, our total assets were $563.5 million and $563.5 million, respectively. See “Summary Historical Financial Data.”

Our Industry

In our experience, over the past decade, both vendors and end users have increasingly focused on efficiently managing their sales and supply chains, often by using distributors like us. There has been significant consolidation among our vendors, and we believe this consolidation has led to a greater focus on core competencies of production and product development rather than sales, marketing and logistics. As a result, we believe that many of our vendors are more reliant on distributors to provide products and value-added services at the local level to end customers. At the same time, we believe that many of our customers have been working to reduce the number of suppliers they utilize by shifting their expenditures to larger distributors that are able to deliver a full range of products and services across multiple locations around the world. In our experience, these customers are focused on reducing the cost of their in-house procurement and logistics operations and, as a result, rely on relationships with distributors to drive reliability, quality, consistency and purchasing leverage across their organization. We believe that we are well-suited to continue to benefit from this trend through our global distribution platform and believe that this trend will continue even in the current economic downturn as both manufacturers and customers seek to find new ways to reduce costs while maintaining product quality and service levels.

The level of our customers’ expenditures generally depends on prevailing views of future supply and demand for oil, natural gas, refined products, electric power, petrochemicals, mined products and civil construction; these views are influenced by numerous factors, such as:

•	changes in global economic conditions;

•	changes in hydrocarbon and renewable energy prices; and

•	availability of adequate financing.

Over the past several years, the oil and gas markets have experienced considerable price volatility. Despite this volatility and the current global economic downturn, we continue to believe that the long-term outlook for the end-markets we serve is positive. We expect that the following factors will continue to support spending and, in turn, drive demand for our specialized products:

•	Increasing global demand for crude oil and natural gas over the long term;

•

Conventional oil and gas producing regions confronting rising depletion rates and geopolitical instability, coupled with significant capital investment in unconventional oil and natural gas production;

•	Continuing investment in oil and natural gas transmission capacity;

•	Global investment in power generation capacity;

•	Rising activity in developing international offshore markets;

•	Increased focus on safety and stricter regulatory standards; and

•	Global growth in civil construction and infrastructure projects.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

•

Our global distribution model. Our global distribution network enables us to provide our customers with procurement, project management and MRO services wherever they need them all around the world. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad specialty product offering that combines local knowledge and presence to meet our customers’ needs for the purchase and delivery of high-performance specialty steel products.

•

We have strong vendor relationships. We are a volume purchaser with a global footprint of specialty steel products. We believe that we serve as a critical link between our vendors’ desire for competent global distribution and our customers. We believe that many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe that we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate.

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We have a knowledgeable and experienced sales force. We believe that our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. These specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers.

•

Our senior management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. Many of our senior managers have experience that is specific to the relevant industries and geographies we serve and in acquiring and integrating new businesses. In addition, our management team owns approximately 26% of our partnership units (on a fully diluted basis), and the compensation of our senior managers is tied to financial performance measures, which we believe further aligns their interests with those of the Company.

Our Business Strategy

We intend to grow our business by utilizing the following strategies:

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Increasing the size of our addressable market and our overall market presence. We seek to attract new customers in the geographic areas and product markets we currently serve by capitalizing on our ability to service both the project and the MRO requirements of our customers. We also intend to expand our overall specialty product offering and the geographic markets we serve to capture a higher portion of our customers’ overall spending on specialty products, including planned capital expenditures and ongoing MRO needs.

•

Leveraging our investment in people, locations and systems. We plan to leverage our global scale, specialty product offering, robust information systems and trained and experienced personnel to expand our business in existing, developed markets and to achieve greater penetration of emerging high-growth markets.

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Optimizing our vendor relationships, purchasing and inventory levels. We intend to utilize our position as a leading global distributor to continue to offer our vendors a steady order-flow of specialty products.

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Continuing to implement our financial strategy. We intend to continue to manage working capital to maximize cash flow from operations through thorough credit analysis and aggressive inventory control, leverage our sales growth through selling, general, and administrative expense controls and maintain a revenue stream balanced between project business and recurring MRO business.

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Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into and servicing of emerging markets.

Our Sponsor

Jefferies Capital Partners, which we refer to as JCP, is a private equity investment firm with over $1.0 billion in equity commitments under management. Since 1994, JCP’s professionals have invested in over 56 portfolio companies in a variety of industries in which JCP has expertise. JCP has extensive expertise across six sectors: energy; industrial manufacturing; distribution; transportation and logistics; consumer; and media and telecommunications. JCP seeks long-term capital appreciation by making private equity and equity-related investments in management buyout, industry consolidation, recapitalization and growth equity opportunities.

Recently, a newly formed entity controlled by JCP has agreed, subject to financing and other customary conditions, to acquire a domestic oil country tubular goods distribution business (the “OCTG Business”). In connection with the acquisition, EMC has agreed to invest approximately $10 million in the OCTG Business for approximately 15% of the equity. EM II LP or its subsidiaries may provide advisory and administrative support services to the OCTG Business, such as information technology, human resources, treasury, tax, accounting and other services, for a $2.0 million annual fee. Daniel J. O’Leary, the president and chief executive officer of EMC and chairman and director of the general partner of EM II LP, will serve as non-executive chairman of the board of directors for the OCTG Business, and Messrs. Daraviras, DiPaolo and Luikart, each of whom serves as a director of the general partner of EM II LP, will also serve on the board of directors for the OCTG Business. See “Certain relationships and related person transactions” for additional information.

Address and Telephone Number

Our principal executive offices are located at 18444 Highland Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 756-9868.

Organizational Structure

The following chart summarizes our organizational structure and our principal indebtedness. This chart is provided for illustrative purposes only and does not show all of our subsidiaries’ obligations.

(1)	Borrower and/or guarantor under the ABL Facility.
(2)	As a result of a permitted holding company restructuring, EM II LP’s obligations under its guarantee of the initial notes and the exchange notes and the related collateral documents could be assumed by an entity organized outside the United States. See “Risk Factors—EM II LP’s obligations under its guarantee of the notes and the related collateral documents could be assumed by a non-U.S. entity” and “Description of Notes—Permitted Restructuring.”
(3)	Borrower under credit facility with local lenders in Dubai.

The Exchange Offer

The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section of this prospectus entitled “Description of Notes” contains a more detailed description of the terms and conditions of the notes.

Exchange Offer	We will exchange the initial notes for a like aggregate principal amount of the exchange notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive in our sole discretion. For more information, please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are tendered in accordance with the procedures set forth below under “The Exchange Offer—Procedures for Tendering Initial Notes” in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

U.S. Federal Income Tax Considerations Relating to the Exchange Offer	We believe that exchanging your initial notes for exchange notes should not be a taxable event to you for U.S. federal income tax purposes. Please refer to the section of this prospectus entitled “Certain Tax Considerations.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	In general, if you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•

you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

Additionally, you will not be able to require us to register your initial notes under the Securities Act unless:

•	the exchange offer is not permitted by applicable law or SEC policy,

•	the exchange offer is not consummated by September 20, 2010,

•	you are prohibited by applicable law or SEC policy from participating in the exchange offer, or

•

you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Resales	Based on interpretations by the staff of the SEC, we believe it may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	You are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title to those notes,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours,

•	you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	Each broker-dealer that receives exchange notes must acknowledge that it acquired the initial notes as a result of market making or other trading activities and that it will deliver a prospectus in connection with any resales of the exchange notes. Such broker-dealers may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes and is not intended to be complete. Many of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Edgen Murray Corporation.

Securities offered	$465.0 million aggregate principal amount of 12.25% Senior Secured Notes due 2015.

Maturity date	The notes will mature on January 15, 2015.

Interest rate	The notes will bear interest at the rate of 12.25% per year.

Interest payment dates	Interest on the notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2010.

Optional redemption	The notes will be redeemable at our option, in whole or in part, at any time on or after January 15, 2013, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to January 15, 2013, we may redeem up to 35% of the original principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 112.25% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to January 15, 2013, we may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus a “make-whole” premium.

Change of Control	The occurrence of specific kinds of change of control events will require the issuer or the guarantors to offer to purchase from you all of your notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. We will comply, to the extent applicable with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations in connection with the repurchase of notes in the event of a change of control. See “Description of Notes—Repurchases at the option of holders—Change of control.

Guarantees	The notes will be guaranteed on a senior secured basis by EM II LP and each of its future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of the issuer or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary.

Additional Amounts	Following a permitted restructuring pursuant to which a successor of EM II LP is formed under the laws of a non-U.S. jurisdiction, if such successor is required to deduct or withhold taxes or other governmental charges from payments made in respect of its guarantee of the notes, then such successor will pay such additional amounts as may be necessary so that the net amount received by the holders in respect of such payments, after any such withholding or deduction, will not be less than the amount that each holder of the notes would have received in respect of the notes in the absence of any such withholding or deduction. See “Description of notes—Additional amounts.”

Collateral	The notes and guarantees will be secured by:

•

first-priority liens and security interests, subject to permitted liens, in the issuer’s and the guarantors’ principal U.S. assets (other than the ABL Collateral), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets will be limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries will be limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) now owned or hereafter acquired, which we refer to as the “First Priority Collateral.” See “Description of notes—Collateral.”

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of the issuer’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds therefrom, in each case now owned or hereafter acquired, which we refer to as the “ABL Collateral.”

No appraisal of the value of the collateral has been made in connection with the offering of the initial notes or the exchange notes, and the value of the collateral in the event of liquidation may be materially different from book value. In addition, other than in the case of the issuer, the collateral will not include any capital stock or other securities of a subsidiary to the extent that the pledge of such capital stock or other securities results in our being required to file separate financial statements of such subsidiary with the SEC, and the lien on any such capital stock or other securities that triggers such a requirement to file financial statements of such subsidiary with the SEC will be automatically released.

Some of our assets are excluded from the collateral, as described in “Description of notes—Collateral—Excluded assets.”

Ranking	The notes will be the issuer’s senior secured obligations and will:

•	rank equally in right of payment with all of the issuer’s existing and future senior indebtedness;

•	rank senior in right of payment to all of the issuer’s existing and future subordinated indebtedness;

•	be effectively senior to the issuer’s existing and future unsecured debt to the extent of the value of the assets securing the notes, after giving effect to any senior lien on the collateral;

•	be effectively senior to the issuer’s obligations under the ABL Facility to the extent of the value of the assets securing the notes on a first-priority basis;

•	effectively rank equal to all future debt that shares in the first-priority and second-priority liens that secure the notes;

•

be effectively subordinated to the issuer’s existing and future indebtedness that is either (i) secured by a lien on property that is senior or prior to the liens securing the notes (including the issuer’s obligations under the ABL Facility, to the extent of the value of the ABL Collateral) or (ii) secured by property that is not part of the assets securing the notes on a first-priority basis, in each case to the extent of the value of the property securing such indebtedness; and

•	be structurally subordinated to obligations of EM II LP’s subsidiaries that are not guarantors, including indebtedness of any non-U.S. subsidiaries.

The guarantees will be the guarantors’ senior secured obligations and will:

•	rank equally in right of payment with all of the guarantors’ existing and future senior indebtedness;

•	rank senior in right of payment to all of the guarantors’ existing and future subordinated indebtedness;

•	effectively rank equal to all future debt that shares in the first-priority and second-priority liens that secure the guarantees;

•

be effectively senior to the guarantors’ existing and future unsecured debt to the extent of the value of the assets securing the guarantees, after giving effect to any senior lien on the collateral; and

•

be effectively subordinated to the guarantors’ existing and future indebtedness that is either (i) secured by a lien on property that is senior or prior to the liens securing the notes (including the guarantors’ obligations under the ABL Facility, to the extent of the value of the ABL Collateral) or (ii) secured by property that is not part of the assets securing the notes on a first-priority basis, in each case to the extent of the value of the property securing such indebtedness.

As of March 31, 2010, we had approximately:

•	$465.0 million in aggregate principal amount of senior secured indebtedness outstanding under the initial notes;

•

no borrowings and $20.3 million of letters of credit outstanding under our ABL Facility, all of which, together with any future borrowings under the ABL Facility, is effectively senior to the notes to the extent of the value of the ABL Collateral securing such obligations, and $7.9 million of which represents obligations of the non-guarantor subsidiaries and, therefore, is structurally senior to the notes;

•	$16.8 million of capital lease obligations, representing obligations of the non-guarantor subsidiaries and, therefore, are structurally senior to the notes; and

•

$127.6 million of additional liabilities (including trade payables), $66.7 million of which represent liabilities of the non-guarantor subsidiaries and, therefore, are structurally senior to the notes.

As of March 31, 2010 our borrowing availability under the ABL Facility was $73.5 million, all of which would be effectively senior to the notes to the extent of the value of the ABL Collateral securing such obligations and up to $8.2 million of which was incurred directly by the non-guarantor subsidiaries and therefore structurally senior to the notes. Because borrowing availability under the ABL Facility depends, in part, on inventory and accounts receivable values that fluctuate from time to time and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations, such amount may not reflect our actual borrowing availability at any one point in time.

For the three months ended March 31, 2010, our non-guarantor subsidiaries represented $59.6 million, or 41.2%, of our sales, $0.1 million of net loss of our consolidated $7.0 million net loss, $9.3 million, or 26.0%, of our net cash provided by operating activities and $6.0 million, or 93.1%, of our Adjusted EBITDA. As of March 31, 2010, our non-guarantor subsidiaries represented $245.8 million, or 43.6%, of our total assets and had $184.7 million, or 30.5%, of our total liabilities, including debt and trade payables.

For the year ended December 31, 2009, our non-guarantor subsidiaries represented approximately $287.1 million, or 37.1%, of our sales, $5.4 million of net income of our consolidated net loss of $20.9 million, $46.2 million or, 50.3%, of our net cash provided by operating activities and $31.3 million, or 43.4%, of our Adjusted EBITDA.

Covenants	The indenture governing the initial notes and the exchange notes, among other things, limits the ability of EM II LP and its restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	make certain loans and investments;

•	enter into sale and leaseback transactions;

•	transfer or sell assets;

•	incur certain liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to a number of important exceptions, limitations and qualifications. At any time that the notes are rated investment grade, certain covenants will be suspended. The notes are not currently rated investment grade. For more details, see “Description of notes.”

Absence of public market for the notes	The exchange notes are new securities for which there is no established market. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Relating to the Exchange Offer—There is no active trading market for the exchange notes and one may not develop.”.

Use of proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. See “Use of proceeds.”

Risk Factors

You should carefully consider, along with the other information in this prospectus, the specific factors set forth under “Risk factors” for risks involved with participating in the exchange offer.

Summary Historical Financial Data

The following table presents certain historical consolidated financial data and other data for each of the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010.

In reviewing the financial information presented below and elsewhere in this prospectus, you should consider that the comparability of this information from period to period may be affected by the transactions we have undertaken in these periods and the accounting treatment for those transactions, as more fully described in “Selected historical financial information of Edgen Murray II, L.P.” For example, we applied fair value purchase accounting to the PetroSteel and EVS acquisitions described in that section, with the assets acquired and liabilities assumed, including goodwill and other intangibles, recorded at their respective fair values as of each acquisition date. The Recapitalization Transaction described in that section, however, was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, we maintained the historical carryover basis of the acquired assets and assumed liabilities rather than recording them at their respective fair values as of the acquisition date. See “Certain relationships and related person transactions—Recapitalization transaction.”

Our summary historical consolidated statement of operations, cash flow and other financial data for the years ended December 31, 2007, 2008 and 2009 and our summary historical consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary historical consolidated balance sheet data as of December 31, 2007 are derived from our audited consolidated financial statements that are not included in this prospectus.

Our summary historical consolidated statement of operations, cash flow, and other financial data for the three months ended March 31, 2009 and 2010 and our summary historical consolidated balance sheet data as of March 31, 2010 is derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The summary financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s discussion and analysis of financial condition and results of operations,” “Selected historical financial information of Edgen Murray II, L.P.,” our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
(dollars in thousands)	2007	2008	2009	2009	2010
Statement of operations:
Sales	$917,657	$1,265,615	$773,323	$235,225	$144,490
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	748,722	997,940	672,595	187,145	122,606
Selling, general and administrative expense(1)	68,310	90,823	70,693	18,858	16,124
Depreciation and amortization expense	22,570	22,559	20,136	4,850	5,025

Total operating expenses	839,602	1,111,322	763,424	210,853	143,755
Income from operations	78,055	154,293	9,899	24,372	735
Other income (expense)	3,176	(902)	1,447	453	(57)
Loss on prepayment of debt	(31,385)	—	(7,523)	—	—
Interest expense, net	(48,301)	(45,040)	(47,085)	(9,979)	(16,072)

Income (loss) before income tax expense (benefit)	1,545	108,351	(43,262)	14,846	(15,394)
Income tax (benefit) expense	(1,370)	35,124	(22,373)	5,041	(8,429)

Net income (loss)	2,915	73,227	(20,889)	9,805	(6,965)
Preferred interest and dividend requirement	(1,656)	—	—	—	—

Net income (loss) applicable to common unitholders	$1,259	$73,227	$(20,889)	$9,805	$(6,965)

	Year ended December 31,			Three months ended March 31,
(dollars in thousands, except ratios)	2007	2008	2009	2009	2010
Statement of cash flows:
Net cash flows (used in) provided by:
Operating activities	$(8,500)	$53,834	$91,870	$(54,433)	$35,764
Investing activities	(36,215)	(12,321)	(7,964)	(234)	(657)
Financing activities	77,427	(42,362)	(59,872)	33,738	(819)
Other financial data:
EBITDA(2)	$72,416	$175,950	$23,959	$29,675	$5,703
Adjusted EBITDA(2)	109,657	185,445	72,196	33,387	6,398
Total capital expenditures	5,529	8,440	4,140	280	854
Ratio of earnings to fixed charges(3)(4)	1.00x	3.33x	—	2.41	—

	As of December 31,			As of March 31,
(dollars in thousands)	2007	2008	2009	2010
Balance sheet data:
Cash and cash equivalents	$48,457	$41,708	$65,733	$101,148
Working capital	296,190	309,569	262,745	257,562
Net property, plant and equipment	43,530	42,703	43,342	43,479
Total assets	709,554	742,086	563,460	563,516
Long-term debt and capital leases	575,856	518,013	483,503	482,590
Total partners’ capital (deficit)(5)	(68,486)	(36,539)	(29,779)	(41,719)

(1)	Selling, general and administrative expense includes $2.5 million in Recapitalization Transaction related expenses and $2.0 million of compensation expense related to a one-time equity grant for the year ended December 31, 2007. For the years ended December 31, 2007 and December 31, 2009, $3.7 million and $3.3 million, respectively, in accumulated registration costs were expensed within selling, general and administrative expenses.
(2)	We define EBITDA as net income (loss) before income tax benefit (expense), interest expense, net and depreciation and amortization. We define Adjusted EBITDA as EBITDA as adjusted for (1) negative margin sales relating to the strategic liquidation of certain specialty and non-core material, (2) lower of cost or market inventory adjustments, (3) write-off of initial public offering costs related to the filing of a registration statements by one of our affiliates, (4) compensation expense relating to grant of restricted unit awards in connection with the Recapitalization Transaction, (5) early repayment of debt related to the Recapitalization Transaction and first and second lien term loans, (6) Recapitalization Transaction costs, (7) unit-based compensation expenses, (8) bad debt expense, and (9) other (income) expense, net. We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our operating segments, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We find it a useful tool to assist us in evaluating performance and liquidity because it eliminates items related to capital structure, taxes and certain non-cash charges.

We believe EBITDA and Adjusted EBITDA are used by and are useful to investors and other users of our financial statements in evaluating our operating performance because they provide them with an additional tool to compare business performance across companies and across periods. We believe that:

•

EBITDA is used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•

investors commonly adjust EBITDA to eliminate the effect of restructuring, stock-based compensation expenses, and various other expenses, including certain non-recurring items which vary widely from company to company and impair comparability.

However, EBITDA and Adjusted EBITDA, which do not represent operating income or net cash provided by operating activities as those items are defined by GAAP, should not be considered by prospective investors in the notes to be an alternative to operating income or cash provided by operating activities or indicative of whether cash flows will be sufficient to fund our future cash requirements. EBITDA and Adjusted EBITDA are not complete net cash flow measures or measures of liquidity because EBITDA and Adjusted EBITDA do not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital, make capital expenditures and acquisitions and pay its income taxes. Rather, EBITDA and Adjusted EBITDA are two potential indicators of an entity’s ability to fund these cash requirements. EBITDA and Adjusted EBITDA also are not measures of profitability because they do not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. Also, because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. See “Non-GAAP financial measures.”

Set forth below is a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented.

(dollars in thousands)	Year Ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
Net income (loss)	$2,915	$73,227	$(20,889)	$9,805	$(6,965)
Income tax (benefit) expense	(1,370)	35,124	(22,373)	5,041	(8,429)
Interest expense, net	48,301	45,040	47,085	9,979	16,072
Depreciation and amortization	22,570	22,559	20,136	4,850	5,025

EBITDA	$72,416	$175,950	$23,959	$29,675	$5,703
Strategic inventory liquidation sales (negative margin sales)	—	—	12,656	1,759	—
Lower of cost or market (LCM) inventory adjustments	—	4,456	22,469	1,797	248
Initial public offering costs	3,664	—	3,339	—	—
Non-cash expense related to issuance of restricted units to employees	1,770	—	—	—	—
Loss on prepayment of debt	31,385	—	7,523	—	—
Recapitalization Transaction costs	2,500	—	—	—	—
Unit-based compensation	1,192	2,186	2,065	543	530
Bad debt expense	(94)	1,951	1,632	66	(140)
Other (income) expense, net	(3,176)	902	(1,447)	(453)	57

Adjusted EBITDA	$109,657	$185,445	$72,196	$33,387	$6,398

Set forth below is a reconciliation of EBITDA to cash flows from operating activities for the periods presented.

	Year Ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
EBITDA	$72,416	$175,950	$23,959	$29,675	$5,703

Income tax benefit (expense)	1,370	(35,124)	22,373	(5,041)	8,429
Interest expense, net	(48,301)	(45,040)	(47,085)	(9,979)	(16,072)
Depreciation and amortization	(22,570)	(22,559)	(20,136)	(4,850)	(5,025)

Net income (loss)	2,915	73,227	(20,889)	9,805	(6,965)
Depreciation and amortization	22,570	22,559	20,136	4,850	5,025
Amortization of deferred financing costs	3,705	2,507	2,372	603	889
Accretion on discount on long term debt	36	—	14	—	156
Non-cash accrual of interest on note payable	200	343	363	85	92
Loss on prepayment of debt	31,385	—	7,523	—	—
Unit-based compensation expense	1,192	2,186	2,065	543	530
Provision for doubtful accounts	(94)	1,951	1,632	66	(140)
Provision for inventory allowance and write-downs	—	—	24,175	2,157	622
Deferred income tax benefit	(2,435)	(1,353)	(9,470)	(692)	357
(Gain) loss on foreign currency transactions	(4,592)	2,810	853	954	(237)
(Gain) loss on derivative instruments	—	(256)	7,264	528	126
Gain on sale of property, plant, and equipment	(28)	(91)	(22)	(8)	(168)
Changes in operating assets and liabilities	(63,354)	(50,049)	55,854	(73,324)	35,477

Net cash (used in) provided by operating activities	$(8,500)	$53,834	$91,870	$(54,433)	$35,764

(3)	For purposes of computing our historical ratio of earnings to fixed charges, earnings consist of income (loss) before income tax benefit (expense) plus interest expense, net and amortization of deferred financing cost related to indebtedness, and fixed charges consist of interest expense, net (excluding amortization of deferred financing costs related to indebtedness, interest on operating leases estimated to be 33% of annual rental expense, and preferred partnership unit interest and dividend requirements grossed up for income taxes in deriving the pre-tax income required to pay the dividends). For the year ended December 31, 2009 and the three months ended March 31, 2010, our deficiency of earnings to fixed charges was $44.5 million and $15.7 million, respectively, which we were able to cover from cash on hand and cash flow from operations.
(4)	For the year ended December 31, 2009, fixed charges include a non-recurring non-cash charge of $7.5 million associated with a deferred loss recognized on interest rate derivatives from which previously hedged cash flows no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.
(5)	Total partners’ capital (deficit) as of December 31, 2007, 2008 and 2009 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP, the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with Financial Accounting Standards Board’s ASC Topic 805, Business Combinations, and we have recorded the purchase by EM II LP of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit) and comprehensive income (loss). This has resulted in a negative balance for total partners’ capital (deficit).

RISK FACTORS

You should carefully consider the risks described below, as well as the other information contained in this prospectus, before deciding whether to participate in the exchange offer. The risks described below are not the only ones that we face. Additional risks not presently known to us may also impair our business operations. The actual occurrence of any of these risks could materially adversely affect our business, financial condition and results of operations. In that case, the value of the notes could decline substantially, and you may lose part or all of your investment.

Risks Relating to the Exchange Offer

If you do not properly tender your initial notes, your ability to transfer such initial notes will be adversely affected.

We will only issue exchange notes in exchange for initial notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you do not tender your initial notes or if your tender of initial notes is not accepted because you did not tender your initial notes properly, then, after consummation of the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there will be fewer initial notes remaining and the market for such initial notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged initial notes could become more limited than the existing trading market for the initial notes and could cease to exist altogether due to the reduction in the amount of the initial notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered initial notes. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

There is no active trading market for the exchange notes and one may not develop.

The exchange notes are new securities for which there currently is no market. We do not intend to apply for listing of the exchange notes on any securities exchange or include the notes in any automated quotation system. As a result, we cannot assure you that an active trading market will develop for the exchange notes. The initial purchasers of the initial notes have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes and, if commenced, they may discontinue their market-making activities at any time without notice. Additionally, because Jefferies & Company, Inc. may be considered an affiliate of ours, it will be required to deliver a current “market maker” prospectus in connection with any secondary market sale of the exchange notes, which may affect its ability to continue market making activities. Jefferies & Company, Inc. will not be participating in the exchange offer. Further, market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks relating to the notes

Our substantial indebtedness could prevent us and the guarantors from fulfilling our and their obligations under the notes and the note guarantees.

We have, and after the offering will continue to have, a substantial amount of indebtedness. As a result of our substantial indebtedness, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available, to enable us to repay our indebtedness, including the notes, or to fund other liquidity needs. As of March 31, 2010, we had approximately $482.6 million of indebtedness (including capital leases and net of discount of approximately $4.2 million) and the ability to borrow approximately $73.5 million under our ABL Facility (based on the value of our borrowing base on such date). Because borrowing availability under the ABL Facility depends, in part, on inventory and accounts receivable values that fluctuate from time to time and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations, such amount may not reflect our actual borrowing availability at any one point in time. For the year ended December 31, 2009 and the three months ended March 31, 2010, our earnings were insufficient by $44.5 million and $15.7 million, respectively, to cover fixed charges. We were able to cover this deficiency with cash on hand. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt.”

Our substantial indebtedness could have important consequences to you. For example, it could:

•

make it more difficult for us and the guarantors to satisfy our and their obligations with respect to the notes and the note guarantees, such as the issuers’ obligation to purchase notes tendered as a result of a change in control event;

•	increase our vulnerability to general adverse economic and industry conditions, including rising interest rates;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit, along with the financial and other restrictive covenants under our indebtedness, our ability to obtain additional financing, dispose of assets or pay cash dividends;

•

require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to fund future working capital, capital expenditures and other general corporate requirements;

•	require us to sell assets used in our business;

•	limit our flexibility in planning for, or reacting to, changes in its business and the industry in which we operate;

•	increase our cost of borrowing; and

•	place us at a competitive disadvantage as compared to our competitors that have less debt.

If our business, financial condition, results of operations and liquidity deteriorate, our creditors may restrict our ability to obtain future financing and our suppliers could require prepayment or cash on delivery rather than extend credit to us. If our creditors restrict advances, our ability to generate cash flows from operations sufficient to service our short and long-term debt obligations will be further diminished. In addition, our ability to make payments on and refinance our debt and to fund our operations will depend on our ability to generate cash in the future.

To service our indebtedness, we will require a significant amount of cash. Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Our future cash flow may be insufficient to meet our obligations and commitments. If we generate insufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms, or at all, and these actions may not enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements may contain restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, an inability to service our indebtedness could lead to a default under the indenture governing the notes and under our ABL Facility and other agreements governing our other current or future indebtedness, which may result in an acceleration of our debt obligations.

The notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under the ABL Facility and our other secured indebtedness to the extent of the value of the property securing such indebtedness on a basis senior to the notes.

The notes and the guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under the ABL Facility with respect to the assets that secure the indebtedness under the ABL Facility on a first-priority basis. The effect of this subordination is that upon a default in payment on, or the acceleration of, any indebtedness under the ABL Facility or other indebtedness secured by such assets on a first-priority basis, or in the event of bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding of us or any of the subsidiary guarantors of the ABL Facility or of such other secured debt, the proceeds from the sale of assets securing the ABL Facility and/or such other secured indebtedness on a first-priority basis will be available to pay obligations on the notes only after all indebtedness under the ABL Facility and such other secured debt has been paid in full.

The notes will be structurally subordinated to all indebtedness of those of our existing or future subsidiaries that are not, or do not become, guarantors of the notes.

The notes will be guaranteed by EM II LP and each of its future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of the issuer or any of the guarantors, and (3) is not directly or indirectly owned by any non-U.S. subsidiary. Except for such subsidiary guarantors of the notes, our subsidiaries, including all of our non-U.S. subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before we would be entitled to any payment. Depending upon the level of their eligible accounts receivable and inventories, our non-guarantor subsidiaries can borrow up to $67.5 million in aggregate under the ABL Facility and an additional $5 million under other borrowing facility covenants currently in effect. Actual borrowing availability for each subsidiary fluctuates from time to time because it is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories, and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations.

In addition, the indenture governing the notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

For the three months ended March 31, 2010, our non-guarantor subsidiaries represented $59.6 million, or 41.2%, of our sales, $0.1 million of net loss of our consolidated $7.0 million net loss, $9.3 million, or 26.0%, of our net cash provided by operating activities and $6.0 million, or 93.1%, of our Adjusted EBITDA. As of March 31, 2010, our non-guarantor subsidiaries represented $245.8 million, or 43.6%, of our total assets and had $184.7 million, or 30.5%, of our total liabilities, including debt and trade payables.

In addition, our subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from such guarantees upon the occurrence of certain events, including the following:

•	the designation of such subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of all guarantees or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of such subsidiary guarantor.

If any such subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of notes—Note guarantees.”

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

Although none of our indebtedness was subject to floating interest rates as of March 31, 2010, we have in the past and may in the future have indebtedness subject to floating interest rates under our ABL Facility or otherwise. Accordingly, we may experience a negative impact on earnings as a result of interest rate fluctuation. The actual impact would depend on the amount of floating rate debt outstanding, which fluctuates from time to time. As of March 31, 2010, there were no cash borrowings outstanding under the ABL Facility. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. See “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations—Quantitative and qualitative disclosures about market risk” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Notwithstanding our current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

We may be able to incur additional debt in the future, including in connection with acquisitions or joint ventures. Although our ABL Facility and the indenture governing the notes contain, restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our ABL Facility and the indenture governing the notes contain, restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making otherwise restricted payments could intensify the related risks that we and our subsidiaries now face. See “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt.”

Restrictive covenants in the indenture governing the notes, in our ABL Facility and in other agreements governing our other current or future indebtedness could restrict our operating flexibility.

The indenture governing the notes and our ABL Facility contain affirmative and negative covenants that limit our ability and the ability of our subsidiaries to take certain actions. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. Our ABL Facility requires us, under certain circumstances, to maintain specified financial ratios and satisfy other financial conditions. Our ABL Facility and the indenture governing the notes restrict, among other things, the ability of us and certain of our subsidiaries to:

•	incur or guarantee additional debt and issue preferred stock;

•	pay dividends or make other distributions, repurchase capital stock or subordinated debt;

•	make certain investments and loans;

•	create liens;

•	engage in sale and leaseback transactions;

•	make material changes in the nature or conduct of our business;

•	create restrictions on the payment of dividends and other amounts to us from subsidiaries;

•	enter into agreements restricting the ability of a subsidiary to make or repay loans to, transfer property to, or guarantee indebtedness of, us or any of our subsidiaries;

•	merge or consolidate with or into other companies;

•	make capital expenditures;

•	transfer or sell assets; and

•	engage in transactions with affiliates.

In addition, our ABL Facility contains other covenants that are typical for credit agreements of its size, type and tenor, such as requirements that we comply, under certain circumstances, with a fixed charge coverage ratio. Furthermore, if we or certain of our subsidiaries experience specific kinds of changes of control, our borrowings under our ABL Facility will become due and payable. The breach of any of these covenants by us or the failure by us to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a default under our other outstanding indebtedness and could lead to an acceleration of obligations related to the notes and other outstanding indebtedness. Our ability to comply with the provisions of the indenture governing the notes, our ABL Facility and other debt agreements governing other indebtedness we may incur in the future can be affected by events beyond our control and, therefore, we may be unable to meet these ratios and conditions. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt.”

Borrowing availability under our ABL Facility is subject to a borrowing base limitation that fluctuates from time to time and is subject to redetermination.

Our borrowing availability under our ABL Facility could decline if the value of our borrowing base (which is calculated based on a percentage of our eligible inventory and accounts receivable) declines, the administrative agent imposes reserves in its discretion, our borrowings under the ABL Facility increase or for other reasons. The value of our borrowing base could decline if the value of our eligible inventory or accounts receivable declines, due to economic or market conditions, working capital practices or otherwise. In addition, the agents under the ABL Facility are entitled to conduct borrowing base field audits and inventory appraisals periodically, which may result in a lower borrowing base valuation. If our borrowing availability is less than our outstanding borrowings under the ABL Facility, we would be required to repay borrowings and/ or cash collateralize letters of credit sufficient to eliminate the deficit. Furthermore, if our borrowing availability falls below certain thresholds, the minimum fixed charge ratio covenant under our ABL Facility would be applicable and we may not be able to satisfy such covenant at such time. As of the twelve months ended December 31, 2009 and March 31, 2010, our ABL Facility fixed charge coverage ratio would have been below the required minimum fixed charge coverage ratio of 1.25 to 1.00. Although the ABL Facility fixed charge coverage ratio covenant would not have been applicable because our aggregate borrowing availability would have been above the applicable thresholds, there can be no assurance that our borrowing availability will not fall below one of the applicable thresholds in the future. Our failure to satisfy the ABL minimum fixed charge coverage ratio at a time when it is applicable would be an event of default under the ABL Facility, in which case either the administrative agent or the requisite lenders may accelerate the maturity of the ABL Facility and/or terminate the lending commitments thereunder and which could result in a default under and acceleration of our other indebtedness. Our operations are funded, in part, from borrowings under the ABL Facility. If we are unable to continue borrowing under the ABL Facility and if we cannot obtain alternate borrowing sources at commercially reasonable rates, or if we are required to repay debt under the ABL Facility or any other facility, we may not be able to continue our operations without substantial disruptions, or at all.

Our subsidiaries are subject to certain restrictions that may limit our ability to make payments on our debt, including on the notes and the note guarantees, out of the cash reserves shown on our consolidated financial statements.

The ability of our subsidiaries and joint ventures to pay dividends, make distributions, provide loans or make other payments to us may be restricted by applicable state and foreign laws, potentially adverse tax consequences and their contractual obligations, including agreements governing their debt. In addition, the indenture governing the notes permits our restricted subsidiaries to incur indebtedness under agreements which limit the ability of such restricted subsidiaries to make distributions or other payments to us. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on their debt or to make funds available to us for such payment except as provided in the note guarantees or pursuant to any intercompany indebtedness. In addition, the equity interests of our joint venture partners or other equity holders in our non-wholly owned subsidiaries in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. As a result, we may not be able to access their cash flow to service our debt, including the notes, and we cannot assure you that the amount of cash and cash flow reflected on our financial statements will be fully available to us.

U.S. federal and state fraudulent transfer laws may permit a court to void, subordinate or limit the notes, the guarantees and/or the grant of collateral and, if that occurs, you may not receive any payments on the notes.

U.S. federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of such notes. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the guarantees thereof (or the grant of collateral securing any such obligations) could be voided, subordinated or limited as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (a) issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors, or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on its business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee, to the extent such guarantor did not obtain a reasonably equivalent tangible benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to our or any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes, the incurrence of a guarantee or the grant of security was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or void the grant of collateral or subordinate or limit the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes or guarantees. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being avoided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination, if the court determines that: (i) the holder of notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of notes; and (iii) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

EM II LP’s obligations under its guarantee of the notes and the related collateral documents could be assumed by a non-U.S. entity.

The terms of the indenture governing the notes and the ABL Facility permit certain holding company restructurings of EM II LP, including transactions pursuant to which all of EM II LP’s obligations under the indenture, its guarantee of the notes, the registration rights agreement, the intercreditor agreement and the collateral documents could effectively be assumed by an entity formed under the laws of a non-U.S. jurisdiction. In connection with any such restructuring, EM II LP’s successor would be required to guarantee the notes and pledge certain of the assets that have been transferred to it in favor of the notes. Existing and future legal and other restrictions in any such non-U.S. jurisdictions, as well as other factors, may limit your ability to enforce your rights with respect to EM II LP’s successor’s guarantee or the collateral pledged by EM II LP’s successor in favor of the notes. In addition, there can be no assurance that any such restructuring would not adversely affect the market for the notes or the ratings assigned to the notes by rating agencies.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. In addition, the credit agreement governing our ABL Facility contains, and any future credit facilities or other agreements to which we become a party may contain, restrictions on the issuer’s ability to offer to repurchase the notes in connection with a change of control. Any failure by the issuer to offer to purchase the notes would constitute a default under the indenture governing the notes, which, in turn, could result in amounts outstanding under the ABL Facility or any future credit facility or other agreement relating to indebtedness being declared due and payable and the commitments to lend terminating.

In the event a change of control occurs at a time when the issuer is prohibited from offering to purchase the notes, the issuer could seek consent to offer to purchase the notes or attempt to refinance the borrowings that contain such a prohibition. If the issuer does not obtain the consent or refinance the borrowings, the issuer would remain prohibited from offering to purchase the notes.

The source of funds for any purchase of the notes and repayment of our other credit facilities will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and to repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our ABL Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as acquisitions, reorganizations and leveraged recapitalizations, may not, under the indenture governing the notes, constitute a “change of control” that would require us to repurchase the notes, notwithstanding the fact that such corporate events could increase the level of our indebtedness or otherwise adversely affect the ability of the issuer or the guarantors to satisfy their obligations under the notes and guarantees.

In addition, in a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors might be unenforceable on public policy grounds.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

No appraisal of the value of the collateral has been made in connection with the offering of the initial notes or of the exchange notes and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing the notes may not produce proceeds in an amount sufficient to pay any amounts due on the notes.

A portion of the collateral securing the notes is subject to first-priority liens in favor of the lenders under the ABL Facility. As a result, upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under our indebtedness, the lenders under the ABL Facility will be entitled to be repaid in full from the proceeds of the assets securing the ABL Facility on a first-priority basis before any payment is made to you from the proceeds of that collateral. In addition, the terms of the indenture relating to the notes will permit the incurrence of additional debt that may be secured by these or other assets on a first-priority basis. The incurrence of such debt would dilute the value of the liens on such collateral securing the notes.

The fair market value of the collateral securing the notes is subject to fluctuations based on factors that include, among others, the condition of the markets for various forms of collateral, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. Likewise, we cannot assure holders of the notes that the collateral will be saleable or, if saleable, that there will not be substantial delays in their liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute subordinate liens on the collateral, those third parties may have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the collateral located at that site and the ability of the collateral agent to realize or foreclose on the collateral at that site. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes. In addition, the asset sale covenant and the definition of asset sale in the indenture governing the notes, have a number of significant exceptions pursuant to which we may be able to sell assets securing the notes without being required to reinvest the proceeds of such sale into assets that will comprise collateral securing the notes or to make an offer to the holders of the notes to repurchase the notes.

In the event of a bankruptcy of us or any of the guarantors, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral securing the notes.

In any bankruptcy proceeding with respect to us or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes is less than the then-current principal amount of the notes. Upon a finding by the bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim in an amount equal to the collateral and an unsecured claim in an amount equal to the excess of the principal amount of the notes over the value of he collateral, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive certain or any “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

The collateral securing the notes may be diluted under certain circumstances.

The collateral that will secure the notes will also secure our obligations under the ABL Facility. This collateral may also secure additional senior indebtedness, including additional notes, that we incur in the future, subject to restrictions on our ability to incur debt and liens under our ABL Facility and the indenture governing the notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured by this collateral.

The rights of holders of the notes to the ABL Collateral, in which such holders have a second-priority lien, will be materially limited by the intercreditor agreement.

The rights of the holders of the notes with respect to the ABL Collateral, which secures the notes on a second-priority basis, will be limited pursuant to the terms of an intercreditor agreement with the lenders under our ABL Facility.

Under the intercreditor agreement, any actions that may be taken in respect of that collateral (including the ability to commence enforcement proceedings against that collateral and to control the conduct of such proceedings, and to approve amendments to, releases of that collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the lenders under our ABL Facility. Under those circumstances, the collateral agent on behalf of the holders of the notes, with limited exceptions, will not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected. Any release by the lenders under the ABL Facility of their collateral that secures the ABL Facility (other than a termination of the ABL Facility or a release of all the ABL Collateral) on a first-priority basis will also release the second-priority lien securing the notes on the same collateral (subject to the interest of the holders of the notes in the proceeds of that collateral), and holders of the notes will have no control over such release. In addition, because the holders of the indebtedness secured by first-priority liens control the disposition of such collateral, such holders could decide not to proceed against such collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the notes. In such event, the only remedy available to the holders of the notes would be recourse to collateral for the notes which is secured on a first-priority basis and to sue for payment on the notes and the related guarantees. In addition, the intercreditor agreement will give the holders of first-priority liens on the ABL Collateral the right to access and use such collateral securing the notes on a first lien basis to allow those holders to protect such collateral and to process, store and dispose of the ABL Collateral.

The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rates of holders of the notes in a bankruptcy or foreclosure scenario.

The notes and the guarantees will be secured on a second-priority lien basis by the ABL Collateral. The intercreditor agreement will provide that, at any time holders of the notes hold a second-priority lien on the collateral where a first-priority lien on such collateral exists, the trustee under the indenture governing the notes and the notes collateral agent may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens in the ABL Collateral. Without this waiver of the right of marshaling, holders of such indebtedness secured by first-priority liens in the ABL Collateral would likely be required to liquidate collateral on which the notes did not have a lien, if any, prior to liquidating the collateral, thereby maximizing the proceeds of the collateral that would be available to repay our obligations under the notes. As a result of this waiver, the proceeds of sales of the ABL Collateral could be applied to repay any indebtedness secured by first-priority liens in the ABL Collateral before applying proceeds of other collateral securing indebtedness, and the holders of notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the notes.

Certain assets will be excluded from the collateral.

Certain assets will be excluded from the collateral securing the notes as described under “Description of notes—Collateral” including, among other things, any assets held by non-U.S. subsidiaries, any assets in real property other than fee interests (including leaseholds), as well as other typical exclusions, such as capital stock of non-wholly owned subsidiaries if the pledge of such capital stock would violate a contractual obligation, letters of credit for identified purposes or a contract or license if the grant of a lien would violate a contract, license or agreement. In addition, other than in the case of the issuer, the collateral will not include any capital stock or other securities of a subsidiary to the extent that the pledge of such capital stock or other securities results in our being required to file separate financial statements of such subsidiary with the SEC, and the lien on any such capital stock or other securities that triggers such a requirement to file financial statements of such subsidiary with the SEC will be automatically released. The release of capital stock of a subsidiary in these circumstances could result in less than a majority of the capital stock of a subsidiary being pledged to secure the notes, which could impair the ability of the collateral agent to sell a controlling interest in such subsidiary or to otherwise realize value on its security interest in such subsidiary’s stock or assets.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as rights in real property, can only be perfected at the time such property and rights are acquired and identified. Likewise, any rights acquired in a pending, unpublished intellectual property application may be unrecordable until after the application, or resulting registration, is published. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties. Failure to perfect any such security interest could result in the loss of such security interest or the priority of the security interest in favor of the notes against third parties.

Rights of holders of the notes in the collateral may be adversely affected by the failure to create or perfect security interests in certain collateral on a timely basis, and a failure to create or perfect such security interests on a timely basis or at all may result in a default under the indenture and other agreements governing the notes.

We have agreed to secure the notes and the guarantees by granting first-priority liens, subject to permitted liens, on certain (other than certain excluded assets) of our and the subsidiary guarantors’ principal U.S. assets, other than assets pledged under the ABL Facility which will secure the notes and the subsidiary guarantees on a second-priority basis, and to take other steps to assist in perfecting the security interests granted in the collateral. See “Description of notes—Collateral.”

If we, or any subsidiary guarantor, were to become subject to a bankruptcy proceeding, any liens recorded or perfected after the issue date would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. Liens recorded or perfected after the issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. In bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date. Accordingly, if we or a subsidiary guarantor were to file for bankruptcy protection after the issue date of the outstanding notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, or not yet perfected at all, the liens securing the notes may be especially subject to challenge as a result of having not been perfected before the issue date. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

Additionally, a failure, for any reason that is not permitted or contemplated under the security agreement and related documents, to perfect the security interest in the properties included in the collateral package may result in a default under the indenture and other agreements governing the notes.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

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with respect to collateral that will secure our ABL Facility on a first-priority basis, upon any release, sale or disposition (other than in connection with a cancellation or termination of our ABL Facility) of such collateral pursuant to the terms of our ABL Facility resulting in the release of the lien on such collateral securing our ABL Facility.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction permitted under the indenture. The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the indenture governing the notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of notes.”

The collateral is subject to casualty risks and potential environmental liabilities.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. For example, we cannot assure that we will obtain or maintain insurance against potential losses related to our intellectual property assets. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

Moreover, the collateral agent may need to evaluate the impact of potential liabilities before determining to foreclose on collateral consisting of real property because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened release of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, upon the commencement of a bankruptcy case, an automatic stay goes into effect which, among other things, stays:

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the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the bankruptcy case to recover a claim against the debtor that arose before the commencement of the bankruptcy case;

•	any act to obtain possession of, or control over, property of the bankruptcy estate or the debtor;

•	any act to create, perfect or enforce any lien against property of the bankruptcy estate; and

•	any act to collect or recover a claim against the debtor that arose before the commencement of the bankruptcy case.

Thus, upon the commencement of a bankruptcy case, secured creditors are prohibited from, among other things, repossessing their collateral from a debtor, or from disposing of such collateral repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable U.S. federal bankruptcy laws generally permit the debtor to continue to use, sell or lease collateral in the ordinary course of its business even though the debtor is in default under the applicable debt instruments. Upon request from a secured creditor, the bankruptcy court will prohibit or condition such use, sale or lease of collateral as is necessary to provide “adequate protection” of the secured creditor’s interest in the collateral. The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines any diminution in the value of the collateral occurs as a result of the debtor’s use, sale or lease of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the trustee or collateral agent under the indenture for the notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value as a result of the use, sale or lease of their collateral through the requirement of “adequate protection.” Upon a showing of “cause,” a creditor may seek relief from the stay from the bankruptcy court to take any of the acts described above that would otherwise be prohibited by the automatic stay. The U.S. bankruptcy court has broad discretionary powers in determining whether to grant a creditor relief from the stay.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the notes will only be entitled to post-petition interest under the bankruptcy code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in the collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. No appraisal of the fair market value of the collateral has been prepared in connection with this offering and we therefore cannot assure you that the value of the holders’ interest in the collateral equals or exceeds the principal amount of the notes.

The rating assigned to the notes may be lowered or withdrawn in the future, which may adversely affect the market price of the notes, increase our borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating. The rating that has been assigned to the notes addresses our ability to perform our obligations under the terms of the notes and credit risks in determining the likelihood that payments will be made when due under the notes. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension, downgrade or withdrawal at any time. In addition, the credit ratings assigned to us and the notes are limited in scope, do not address all material risks relating to an investment in the notes and reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Credit rating agencies continually revise their ratings for companies that they follow. No assurances can be given that a rating will remain constant for any given period of time or that a rating will not be revised, suspended, downgraded or withdrawn entirely by the relevant rating agency if in its judgment circumstances in the future so warrant. We have no obligation to inform holders of the notes of any such revision, suspension, downgrade or withdrawal. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes, including any revisions, suspensions, downgrades or withdrawal, with respect to our credit ratings, including any announcement that our ratings are under further review for a downgrade, may affect the market value of the notes, increase our borrowing costs and reduce our access to capital.

From and during the time when the notes are rated investment grade, EM II LP and its restricted subsidiaries will not be subject to most of the covenants in the indenture governing the notes.

At any time when the notes are rated “investment grade” by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., EM II LP and its restricted subsidiaries will not be subject to most of the covenants contained in the indenture governing the notes. This may permit the taking of actions that would be detrimental to the interests of the holders of the notes and that would otherwise have been prohibited by those covenants, including the covenants that limit the ability of EM II LP and its restricted subsidiaries to incur additional indebtedness and pay dividends or make other distributions.

Risks Relating to Our Business

Volatility in the global energy infrastructure market, and in particular a significant decline in oil and natural gas prices and refining margins, has reduced, and could reduce in the future, the demand for our products, which could cause our sales and margins to decrease.

Proceeds from the sale of products to the global energy infrastructure market constitute a significant portion of our sales. As a result, we depend upon the global energy infrastructure market, and in particular the oil and natural gas and refining industries, and upon the ability and willingness of industry participants to make capital expenditures to explore for, develop and produce, transport, process and refine oil and natural gas. The industry’s willingness to make these expenditures depends largely upon the availability of attractive drilling prospects, the prevailing view of future oil and natural gas prices and refinery margins and general economic conditions. Oil and natural gas prices have been volatile recently, which along with the global recession, has led to decreased capital expenditures by industry participants, which in turn affected the demand for our products. Lower oil and natural gas prices and continued effects of the global recession may diminish even further expenditures for energy infrastructure and, in turn, the demand for our products. Many factors affect the supply of and demand for oil and natural gas and refined products, thereby affecting our sales and margins.

These factors include the following:

•	the level of U.S. and worldwide oil and natural gas production;

•	the level of U.S. and worldwide supplies of, and demand for, oil, natural gas and refined products;

•	the expected cost of delivery of oil, natural gas and refined products;

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the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy and which may restrict exploration and development prospects;

•	U.S. and worldwide refinery overcapacity or undercapacity and utilization rates;

•	the amount of capital available for maintenance of existing oil, gas and refined products infrastructure;

•	changes in the cost or availability of transportation infrastructure;

•	levels of exploration activity;

•	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the impact of political instability, terrorist activities or armed hostilities involving one or more oil and natural gas producing nations;

•	pricing and other actions taken by competitors that impact the market;

•	the failure by industry participants to implement planned capital projects successfully or to realize the benefits expected for those projects;

•	the cost of developing alternative energy sources;

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U.S. and non-U.S. governmental regulations, especially environmental regulations (including mandated changes in fuel consumption and specifications), trade laws, commodities and derivatives trading regulations and tax policies;

•	natural disasters, including hurricanes and other weather-related events; and

•	the overall global economic environment.

Oil and natural gas prices and processing and refining margins have been and are expected to remain volatile. This volatility may cause our customers to change their strategies and expenditure levels. We are experiencing, have experienced in the past and may experience in the future, significant fluctuations in our business, financial condition and results of operations, based on these changes. In particular, such continued volatility in the oil, natural gas and refined products margins and markets more generally could adversely affect our business, consolidated financial condition, results of operations and liquidity.

The prices we pay and charge for steel products, and the availability of steel products generally, may fluctuate due to a number of factors beyond our control, which could adversely affect the value of our inventory, business, financial condition, results of operations and liquidity.

We purchase large quantities of steel products from our vendors. The prices we pay our vendors for these products and the prices we charge our customers for these products change depending on many factors outside of our control, such as general global economic conditions, competition, consolidation of steel producers, cost and availability of raw materials (such as iron ore, coking coal and steel scrap) necessary to produce steel, production levels, labor costs, freight and shipping costs, import duties, tariffs and other trade restrictions, currency fluctuations and surcharges imposed by our vendors. If steel prices increase between the time we order steel products and the time of delivery of those products to us, our vendors may increase prices and impose surcharges on the ordered products. We seek to maintain our profit margins by attempting to increase the prices we charge for our products in response to increases in the prices we pay for them. However, demand for our products, the actions of our competitors, our contracts with our customers and other factors largely out of our control will influence whether, and to what extent, we can pass any such steel cost increases and surcharges on to our customers. If we are unable to pass on higher costs and surcharges to our customers, or if we are unable to do so in a timely manner, our business, financial condition, results of operations and liquidity could be materially adversely affected. Alternatively, if the price of steel decreases significantly, we may have to reduce the prices we charge for our products to remain competitive. This may require us to write-down the value of inventory on hand that we purchased prior to the steel price decreases, which could materially adversely affect our business, financial condition, results of operations and liquidity. For example, we had an inventory write-down of $22.5 million for the year ended December 31, 2009 related to selling prices falling below our average cost of inventory in some of the markets we serve, including the United States and Middle East.

The availability of steel products that we purchase from our vendors also may change based on factors outside of our control, such as the factors noted above that may affect the pricing of our products. In addition, our business, financial condition, results of operations and liquidity could be materially affected if our supply of products is delayed or curtailed due to any of the above factors and unforeseen occurrences.

We maintain an inventory of products for which we do not have firm customer orders, which could adversely affect our profit margins and results of operations if prices or sales volumes decline.

Because we maintain substantial inventories of specialty steel products for which we do not have firm customer orders, there is a risk that we will be unable to sell our existing inventory at the volumes and prices we expect. For example, the value of our inventory could decline if the prices we are able to charge our customers decline. In that case, we may experience reduced margins or losses as we dispose of higher-cost products at reduced market prices. For instance, during the fiscal year ended December 31, 2009, we incurred losses of $12.7 million due to a strategic inventory liquidation (at prices below our cost) of non-core inventory related to primarily products for the North American natural gas market.

As a distributor, our profitability, margins and cash flows can also be negatively affected if we are unable to sell our inventory in a timely manner. Although we stock inventory based on historical usage patterns and expected demand, market conditions and inventory mix may affect the demand for our inventoried products. If we are unable to sell our inventory in a timely manner, we may incur costs, such as maintenance, insurance and storage costs and property taxes that may reduce our profitability, and we may be required to write-down the value of our slow moving inventory.

We rely on our steel vendors to meet the required specifications for the steel we purchase from them, and we may have unreimbursed losses arising from our vendors’ failure to meet such specifications.

We rely on our vendors to provide mill certifications that attest to the specifications and physical and chemical properties of the steel products that we purchase from them for resale. We generally do not undertake independent testing of any such steel but rely on our customers or assigned third-party inspection services to notify us of any steel that does not conform to the specifications certified by the mill. We may be subject to customer claims and other damages if steel purchased from our vendors is deemed not to meet quality specifications. These damages could exceed any amounts that we are able to recover from our vendors or under our insurance policies.

Our business is sensitive to economic downturns and adverse credit market conditions, which could adversely affect our business, financial condition, results of operations and liquidity.

Aspects of our business, including demand for and availability of our products, are dependent on, among other things, the state of the global economy and adverse conditions in the global credit markets. Our business is being affected, has been affected in the past and may be affected in the future by the ongoing global economic downturn, including in the following ways:

•	our customers may reduce or eliminate capital expenditures as a result of reduced demand from their customers;

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our customers may not be able to obtain sufficient funding for their capital projects at a reasonable cost as a result of tightening credit markets, which may result in delayed or cancelled projects or maintenance expenditures;

•	our customers may not be able to pay us in a timely manner, or at all, as a result of declines in their cash flows or available credit;

•	we may experience supply shortages for certain products if our vendors reduce production as a result of reduced demand for their products;

•	we may experience tighter credit terms from our vendors, which could increase our working capital needs and potentially reduce our liquidity; and

•	the value of our inventory could decline if the sales prices we are able to charge our customers decline.

As a result of these and other effects, economic downturns such as the one we are currently experiencing has adversely affected and could in the future adversely affect our business, financial condition, results of operations and liquidity. For example, sales have declined by approximately 39% for the three months ended March 31, 2010 compared to the three months ended December 31, 2009.

In addition, market disruptions could adversely affect the creditworthiness of lenders under our ABL Facility. Any reduced availability under our ABL Facility could require us to seek other forms of liquidity through financing in the future and the availability of such financing will depend on market conditions prevailing at that time.

Loss of key vendors or reduced product availability could decrease our sales volumes and overall profitability.

For three months ended March 31, 2010, our ten largest vendors accounted for approximately 48% of our total purchases and our single largest vendor accounted for approximately 9% of our total purchases. Consistent with industry practice, we do not have long-term contracts with most of our vendors. Therefore, most of our vendors have the ability to terminate their relationships with us at any time. The loss of any of these vendors could put us at a competitive disadvantage by decreasing the availability or increasing the prices, or both, of products we distribute, which in turn could result in a decrease in our sales volumes and overall profitability.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices, sales volumes and earnings.

We operate in a highly competitive industry and compete against a number of other market participants, some of which have significantly greater financial, technological and marketing resources than we do. We believe that our ability to compete successfully depends on having access to a broad range of high-performance specialty products, ability to deliver on a quick- response basis or in our customers’ desired timeframe, competitive pricing and superior customer service and support. We may be unable to compete successfully with respect to these or other competitive factors. If we are unsuccessful, we could lose market share to our competitors. Moreover, our competitors’ actions could have an adverse effect on our selling prices and sales volume. To compete for customers, we may elect to lower selling prices or offer increased services at a higher cost to us, each of which could reduce our sales volumes, margins and earnings.

The development of alternatives to steel product distributors in the supply chain in the industries in which we operate could cause a decrease in our sales and results of operations and limit our ability to grow our business.

If our customers or manufacturers were to acquire or develop the capability to enable our customers to purchase products directly from our manufacturers in a competitive fashion, it would likely reduce our sales volume and overall profitability. Our vendors also could expand their own local sales forces and inventory stocking capabilities and sell more products directly to our customers. Likewise, customers could purchase from our vendors directly in situations where large orders are being placed and where inventory and logistics support planning are not necessary in connection with the delivery of the products. These and other actions that remove us from, or limit our role in, the distribution chain, could materially adversely affect our business, financial condition and results of operations.

Increases in customer, manufacturer and competitor inventory levels could reduce our sales and overall profitability.

Customer, manufacturer and distributor inventory levels of specialty steel pipe, pipe components, high-grade structural steel products and valves can change significantly from period to period. Increases in our customers’ inventory levels could cause customers to utilize existing inventory rather than purchase new products through us. Any such a reduction in purchases by our customers would likely reduce our sales volume and overall profitability.

Recent increased inventory levels by other distributors has caused an oversupply of some steel products in the markets we serve and reduced the prices that we are able to charge for our products. Reduced prices, in turn, resulted in reduced margins on some items, adversely affecting our overall profitability.

These increased inventory levels and resulting price reductions on some items could continue. Further, after the inventories are reduced and prices rise, the same increased inventories could reoccur at any time. Manufacturer levels of inventory are currently lower than they were before the global recession. However, the levels of manufacturer inventory could increase at any time. Increased levels of manufacturer inventory could cause an oversupply of some steel products in the markets we serve and could reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our margins on some items and reduce our overall profitability.

We rely on our information technology systems to manage numerous aspects of our business and customer and vendor relationships, and a disruption of these systems could adversely affect our business, financial condition and results of operations.

We depend on our information technology (“IT”) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our vendors, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunications services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our competitive position and thereby our business, financial condition and results of operations.

Loss of third-party transportation providers upon which we depend or conditions negatively affecting the transportation industry could increase our costs and disrupt our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, piracy, terrorism, shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry, including shortages of truck drivers, disruptions in rail service, closures of shipping routes due to war, insurrection, piracy or terrorism, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent any of these factors would affect our costs or cause a disruption in our operations.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

Our ten largest customers accounted for approximately 39% of our total sales for the three months ended March 31, 2010. We may lose a customer for any number of reasons, including as a result of a merger or acquisition, the selection of another provider of high-grade steel products, business failure or bankruptcy of the customer or dissatisfaction with our performance. Consistent with industry practice, we do not have long-term contracts with most of our major customers. Our customers with whom we do not have long-term contracts have the ability to terminate their relationships with us at any time. Moreover, to the extent we have long-term contracts with our major customers, these contracts generally may be discontinued with 30 days notice by either party, are not exclusive and do not require minimum levels of purchases. We cannot assure you that we will retain long-term relationships or secure renewals of short-term relationships with our major customers in the future.

Changes in the payment terms we receive from our vendors could materially adversely affect our liquidity.

The payment terms we receive from our vendors are dependent on several factors, including our payment history with the vendor, the vendor’s credit granting policies, contractual provisions, our credit profile, industry conditions, our recent operating results, financial position and cash flows and the vendor’s ability to obtain credit insurance on amounts that we owe. Adverse changes in any of these factors, certain of which may not be wholly in our control, may induce our vendors to shorten the payment terms of their invoices, particularly given our high level of outstanding indebtedness. Given the large amounts and volume of our purchases from vendors, a change in payment terms may materially adversely affect our liquidity and our ability to make payments to our vendors, and consequently may materially adversely affect our business, financial condition and results of operations.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require additional capital in the future to do the following:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products and services we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansion; and

•	service or refinance our indebtedness.

Additional financing may not be available on terms favorable to us, or at all. The terms of available financing may restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could adversely affect our competitiveness.

We are dependent on our relationship with our subsidiaries.

A substantial part of our operations is conducted through our subsidiaries. Our cash flow and our ability to repay debt is dependent upon cash dividends, loans, distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries are subject to restrictions imposed by our ABL Facility. Our ABL Facility limits our ability to allocate cash flow or resources from the issuer and its related subsidiaries to EMGH and its related group of subsidiaries and vice versa. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In particular, EM Europe, our principal U.K. subsidiary, may under English law only pay dividends out of distributable profits. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt.”

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such entity, or to realize proceeds from the sales of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

Risks generally associated with acquisitions, including identifying and integrating future acquisitions, could adversely affect our growth strategy.

A key element of our growth strategy has been, and is expected to continue to be, the pursuit of acquisitions of other businesses that either expand or complement our global platform. However, we cannot assure you that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from any such acquisitions. Integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers and potentially adverse short-term effects on operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt to finance future acquisitions, which could increase our leverage. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms, if at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

War, other armed conflicts or terrorist attacks could materially adversely affect our business.

The continuing armed conflicts in Afghanistan and Iraq, tension between the global community and North Korea and Iran, as well as terrorist attacks have significantly increased political and economic instability in some of the geographic areas in which we operate and could also affect other areas in which we operate. Our operations in the Middle East could be adversely affected by developments in Iraq if armed hostilities, acts of terrorism or other unrest persist, as well as developments in Iran. Acts of terrorism and threats of armed conflict elsewhere in the Middle East and in or around various other geographic areas in which we operate, such as the Caspian Sea region, West Africa, Latin America and Southeast Asia, could also limit or disrupt the markets we serve and our operations. Further hostilities or additional acts of terrorism in these regions could result in the evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on our operations or the markets we serve could materially adversely affect our business.

Disruptions in the political and economic conditions of the countries where we operate could adversely affect our business, financial condition and results of operations.

Our operations are subject to risks associated with the political and economic conditions of the countries in which we operate, such as:

•	foreign currency fluctuations and devaluations;

•	regional and local economic conditions;

•	restrictions on the repatriation of income;

•	restrictions on access to markets for periods of time;

•	political instability;

•	unfavorable government policies disrupting purchasing and distribution capabilities;

•	war and civil disturbances; and

•	terrorist attacks.

With respect to our potential exposure to foreign currency fluctuations and devaluations, as of and for the three months ended March 31, 2010, approximately 16% of our total assets and 19% of our sales, respectively, were denominated in U.K. pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the U.K. pound relative to the U.S. dollar may have a negative impact on our sales, net income and cash flows. Each one percentage point change in the value of the U.K. pound relative to the U.S. dollar for the three months ended March 31, 2010 would have impacted our sales by approximately $0.3 million. Any currency controls implemented by local monetary authorities in countries where we currently operate could adversely affect our business, financial condition and results of operations.

We are also subject to other risks associated with the political and economic conditions of the countries where we operate, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. In addition, our ability to compete in international markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Our subsidiaries also may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could materially adversely affect our business, financial condition and results of operations.

The markets we serve in the southeastern United States are susceptible to hurricanes. Similarly, the markets we serve in the Asia/Pacific region are susceptible to tropical storms, also known as typhoons. These and other adverse weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In addition, we may experience communication disruptions with our customers, vendors and employees. In 2005 and 2008, Hurricanes Gustav, Ike, Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas, and caused extensive and catastrophic damage to those markets.

We cannot predict whether, or to what extent, damage caused by future hurricanes and tropical storms will affect our operations or the local economies in the markets we serve. These and other adverse weather events could result in a disruption of our purchasing and distribution capabilities, an interruption of our business that is uninsured or exceeds our insurance coverage, our inability to collect from customers and increased operating costs. These and other negative effects of hurricanes and other adverse weather events could materially adversely affect our business, financial condition and results of operations.

To hedge against foreign exchange rate and interest rate fluctuations, we may use derivative financial instruments. Using derivative financial instruments may be costly and ineffective.

We may engage in hedging transactions to help manage the risk of changes in interest rates, price changes or currency fluctuations with respect to borrowings made or to be made, or other obligations incurred or to be incurred, by us. We may use derivative financial instruments for this purpose, which may be secured by our assets and investments. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. In some cases, we may not elect or have the ability to implement such hedges or, if we do implement them, they may not achieve the desired effect. They may also expose us to the risk that our counterparties to hedging contracts will default on their obligations. Furthermore, although hedging transactions may limit to some degree our risk from fluctuations in currency exchange and interest rates, we potentially forgo benefits that might result from such fluctuations.

Loss of key management or sales and customer service personnel could harm our business.

Our future success depends to a significant extent on the skills, experience and efforts of management, including our President and Chief Executive Officer, Mr. Daniel J. O’Leary. While we have not experienced problems in the past attracting and maintaining members of our management team, the loss of any or all of these individuals could materially adversely affect our business. We do not carry key-man life insurance on any member of management. We must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future. See “Management.”

Because of the specialized nature of our products and services, generally only highly qualified and trained sales and customer service personnel have the necessary skills to market our products and provide product support to our customers. These employees develop relationships with our customers that could be damaged if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified sales and customer service personnel could materially adversely affect our business. In addition, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. The actual occurrence of any of these events could appreciably increase our cost structure and, as a result, materially impair our growth potential.

We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations. Liabilities or claims with respect to environmental matters could materially adversely affect our business.

As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. These liabilities or claims, if incurred, could be material. Environmental laws and regulations are comprehensive, complex and frequently changing, and may be subject to varying and conflicting interpretations. From time to time, we may be subject to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to environmental matters. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens and issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other related matters.

We are subject to workplace safety and employee health laws and regulations that could subject us to significant liabilities and compliance expenditures.

Our operations are subject to laws and regulations governing workplace safety and employee health, including employee exposure to hazardous chemicals in the workplace. These laws and regulations are comprehensive, complex and frequently changing, and may be subject to varying and conflicting interpretations. From time to time, we may be subject to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to workplace safety and employee health matters.

We could be subject to personal injury, property damage, product liability and environmental claims involving allegedly defective products that we distribute.

The products we distribute are often used in potentially hazardous applications that could result in death, personal injury, property damage, environmental damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we distribute may result in us being named as a defendant in lawsuits asserting potentially large claims, despite our not having manufactured the products alleged to have been defective. Furthermore, applicable law may render us liable for damages regardless of negligence or fault on our part. In particular, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Some of these risks may be reduced because we are a distributor of products produced by third-party manufacturers, and so, in certain circumstances we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, we may offer warranty terms that exceed those of the manufacturer or the manufacturer may be financially unable to cover the losses and damages caused by any defective products that it manufactured and we distributed. In addition, our insurance coverage may not be adequate to cover the underlying claims, as our insurance policies do not provide coverage for all liabilities (including liability for certain types of events involving pollution). Finally, the third party manufacturer may be in a jurisdiction where it is impossible to enforce our rights to obtain contribution.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, laws and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be canceled or otherwise terminated. Furthermore, we face the following additional risks under our insurance coverage:

•	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

•

we may be faced with types of liabilities that are not covered under our insurance policies, such as damages from environmental contamination or terrorist attacks, and that exceed any amounts we may have reserved for such liabilities;

•	the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and

•	we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

The ownership and control of EMC and EMGH by a single holding company may result in conflicts of interest between EMC and EMGH.

EMC and EMGH are wholly owned direct subsidiaries of a single holding company, EM II LP, which may result in conflicts of interest between EMC and EMGH and their respective subsidiaries. For example, EM II LP may cause EMGH or its subsidiaries to pursue opportunities that would be attractive to EMC or its subsidiaries. If such potential opportunities were diverted from EMC to EMGH, EMC’s business, financial condition and results of operations could be materially adversely affected. In addition, the CEO and CFO of EMC are officers of EM II LP. As officers of EM II LP, the CEO and CFO of EMC have substantial responsibilities in connection with the management of the business and operations of EM II LP, which may lead to the diversion of their time and resources from the day-to-day business and operations of EMC. If the CEO or CFO of EMC is unable to devote sufficient time and resources to EMC, its business, financial condition and results of operations could be adversely affected.

We are controlled by parties whose interests may not be aligned with yours.

Funds managed by JCP currently control EM II LP and the general partner of EM II LP. Accordingly, by virtue of the ownership interests of these funds and the terms of the limited partnership agreement of EM II LP, and the limited liability company agreement of the general partner, JCP has significant influence over our management, and the ability to elect the board of directors of the general partner of EM II LP and to determine the outcome of any other matter submitted for partner approval, including the power to determine the outcome of all business transactions, such as mergers, consolidations and the sale of all or substantially all of our assets. The interests of JCP may differ from your interests as a noteholder, and as such JCP may take actions that may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of JCP might conflict with your interests as a noteholder. In addition, JCP may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you as a holder of the notes. In addition, funds managed by JCP may invest in businesses that are related to or competitive with our business. For example, the OCTG Business is related to, but not competitive with, our business. See “Certain relationships and related person transactions.”

Compliance with laws and regulations related to corporate governance and public disclosure will result in additional expenses.

Keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, will require a significant amount of management attention and external resources. While we intend to invest all reasonably necessary resources to comply with current and future laws, regulations and standards, this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to opine as to the effectiveness of our internal controls over financial reporting, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, the design and operational effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” We are in the process of documenting and initiating tests of our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes- Oxley Act for compliance with the requirements of Section 404. Upon the effectiveness of the registration statement of which this prospectus is a part, we expect that we will be required to comply with the requirements of Section 404 for our fiscal year ending December 31, 2011. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm will not be able to opine as to the effectiveness of our internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Third party industry reports and data cited in this prospectus may become outdated, obsolete or inaccurate.

The industry and market data used throughout this prospectus are based on third party publications and data sources. We believe these data are accurate in all material respects as of the date of this prospectus. However, there are limitations on our ability to independently verify these data due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. Furthermore, facts, statistics and estimates upon which these publications and data are based and to which we cite in this prospectus may become outdated, obsolete or inaccurate as underlying facts or market conditions change.

Potential U.S. tax law changes could increase EMC’s U.S. tax expense on its overseas earnings which could have a negative impact on EMC’s after tax income and cash flow.

President Obama’s Budget of the U.S. government for 2011 indicated that legislative proposals will be made to reform the deferral of U.S. taxes on non-U.S. earnings, potentially significantly changing the timing and extent of taxation on unrepatriated non-U.S earnings. These reforms will include, among other items, a proposal to further limit foreign tax credits and a proposal to defer interest expense deductions allocable to non-U.S earnings until earnings are repatriated. The proposal to defer interest expense deductions could result in EMC’s inability to currently deduct interest expense, including interest expense incurred with respect to the notes. The proposal to defer tax deductions allocable to unrepatriated non-U.S. earnings has been set out in various draft Congressional legislative proposals in recent years which were not enacted, and at this juncture it is unclear whether these proposed tax revisions will be enacted, or if enacted, what the scope of the revisions will be. However, depending on their content, such proposals could have a material adverse effect on EMC’s after-tax income and cash flow.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

The net proceeds from the offering of the initial notes was used, together with available cash, to repay in full of our first and second lien term loans we incurred in connection with the Recapitalization Transaction.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2010.

You should read the information in this table in conjunction with “Use of proceeds,” “Certain relationships and related person transactions,” “Selected historical financial information of Edgen Murray II, L.P.,” “Management’s discussion and analysis of financial condition and results of operations,” our consolidated financial statements and related notes to those statements contained elsewhere in this prospectus.

(dollars in thousands)	As of March 31, 2010
Assets:
Cash and cash equivalents	$101,148

Debt:(1)
ABL Facility(1)	$—
Senior secured notes offered to be exchanged hereby(2)	460,794
Newbridge capital lease(3)	16,793
Various other notes and capital leases	5,003

Total debt, including current portion	482,590

Total partners’ capital (deficit):
Common partnership units—$1,000 per unit, 209,598 units were issued and outstanding at March 31, 2010	(41,719)

Total capitalization	$440,871

(1)	The $175.0 million ABL Facility provides for borrowings or letters of credit of up to $150.0 million and an additional $25.0 million in letters of credit . Because borrowing availability under the ABL Facility depends, in part, on inventory and accounts receivable values that fluctuate from time to time and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations, such amount may not reflect actual borrowing availability at any one point in time. As of March 31, 2010, we had no borrowings outstanding and approximately $20.3 million in letters of credit outstanding under the ABL Facility. See “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources—Debt” and “Description of certain indebtedness” for a description of our ABL Facility.
(2)	Consists of $465.0 million aggregate principal amount of the initial notes. The initial notes were issued at a price of 99.059% of their face value, resulting in approximately $460.6 million of gross proceeds. The issue discount of approximately $4.4 million will be amortized and included in interest expense until the notes mature.
(3)	See “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources—Debt” for a description of our Newbridge capital lease.

SELECTED HISTORICAL FINANCIAL INFORMATION OF EDGEN MURRAY II, L.P.

Background

Buy-out Transaction and MIM Acquisition

On February 1, 2005, certain funds, which we refer to collectively as “Fund III,” managed by JCP, and certain members of our management acquired one of our predecessors, Edgen Corporation. We refer to this transaction as the “Buy-out Transaction.” We applied Business Combinations, Accounting Standards Codification (“ASC”) Topic 805 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the acquisition date. For periods prior to February 1, 2005, however, these assets and liabilities remain presented at their respective historical values. As a result, the balances and amounts presented in our consolidated financial statements and notes thereto for periods after the Buy-out Transaction are not comparable with those in respect of the periods prior to the Buy-out Transaction.

In connection with the acquisition of Murray International Metals Limited and its subsidiaries on December 16, 2005, Edgen Corporation’s stockholders transferred all of their equity interests in the company to a newly created holding company, Edgen/Murray, L.P., in exchange for common and preferred partnership interests of Edgen/Murray, L.P., and Edgen Corporation became a wholly owned subsidiary of Edgen/Murray, L.P. We refer to this acquisition as the “MIM Acquisition.” For the MIM Acquisition, we applied fair value purchase accounting under ASC 805 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date.

Recapitalization Transaction

On May 11, 2007, EM II LP, a newly created holding company, acquired our business in a transaction led by certain funds, which we refer to collectively as “Fund IV”. Although the funds comprising Fund IV are also managed by JCP, they are not the same as the funds comprising Fund III that led the Buy-out Transaction. We refer to this transaction and the concurrent refinancing of our senior indebtedness as the “Recapitalization Transaction.” In the Recapitalization Transaction, Edgen/Murray, L.P. distributed the shares of its two direct subsidiaries, EMC and Pipe Acquisition Limited, to its partners. The partners then sold a portion of the distributed shares to subsidiaries of EM II LP for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of our management, to EM II LP in exchange for common limited partnership units of EM II LP. At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because the same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP, the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, fair value purchase accounting has not been applied as it was for the Buy-out Transaction and MIM Acquisition, which means we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with ASC 805, and we have recorded the purchase by EM II LP of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit) and comprehensive income (loss), which has resulted in a negative equity account. See “Certain relationships and related person transactions—Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	EM II LP and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Other Acquisitions

We have also completed other acquisitions, including the acquisition of Western Flow Products, Inc. on July 15, 2005, the business of Petro Steel International, L.P. and Petro Steel International, LLC, which we refer to as “PetroSteel,” on May 11, 2007 and Equipment Valve & Supply, Inc. on August 31, 2007. For each of these acquisitions, we applied fair value purchase accounting under ASC 805 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date. In addition, the historical financial statements of EM II LP include the results of their operations and cash flows of these acquired businesses from the respective acquisition date. This treatment may also affect the comparability of our financial information from period to period.

Financial statement presentation

The following table presents certain historical consolidated financial data and other data for the period January 1, 2005 to January 31, 2005 (Predecessor), the period February 1, 2005 to December 31, 2005, each of the years ended December 31, 2006, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010.

We have derived (1) our selected historical consolidated statement of operations, cash flow and other financial data for the years ended December 31, 2007, 2008 and 2009, and our selected historical consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus and (2) our selected historical consolidated statement of operations, cash flow and other financial data for the three months ended March 31, 2009 and 2010, and our selected balance sheet data as of March 31, 2010 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

We have derived our selected historical consolidated statement of operations, cash flow and other financial data for the period January 1, 2005 to January 31, 2005 (Predecessor) and the period February 1, 2005 to December 31, 2005 (Successor), the year ended December 31, 2006 and our selected historical consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements not included in this prospectus.

Historical results presented below are not necessarily indicative of future performance or operations, and results for any interim period are not necessarily indicative of results that may be expected for a full year.

The selected financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s discussion and analysis of financial condition and results of operations,” in our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our selected historical consolidated financial information.

	Predecessor	Successor
	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005(1)	Year ended December 31,				Three months ended March 31,
(dollars in thousands)			2006(1)	2007	2008	2009	2009	2010
Statement of operations:
Sales	$18,945	$303,361	$686,937	$917,657	$1,265,615	$773,323	$235,225	$144,490
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)(2)	14,153	241,346	548,744	748,722	997,940	672,595	187,145	122,606
Selling, general and administrative expense(3)	14,364	29,962	60,292	68,310	90,823	70,693	18,858	16,124
Depreciation and amortization expense	201	7,602	21,051	22,570	22,559	20,136	4,850	5,025

Total operating expenses	28,718	278,910	630,087	839,602	1,111,322	763,424	210,853	143,755
(Loss) income from operations(4)	(9,773)	24,451	56,850	78,055	154,293	9,899	24,372	735
Other income (expense)(5)	(50)	(358)	13,345	3,176	(902)	1,447	453	(57)
Loss on prepayment of debt	—	—	—	(31,385)	—	(7,523)	—	—
Interest expense, net	(333)	(13,733)	(33,822)	(48,301)	(45,040)	(47,085)	(9,979)	(16,072)

(Loss) income before income tax expense (benefit)	(10,156)	10,360	36,373	1,545	108,351	(43,262)	14,846	(15,394)
Income tax (benefit) expense	(1,916)	3,340	12,891	(1,370)	35,124	(22,373)	5,041	(8,429)

Net (loss) income	(8,240)	7,020	23,482	2,915	73,227	(20,889)	9,805	(6,965)
Preferred partnership unit interest and dividend requirement	(190)	(1,798)	(4,349)	(1,656)	—	—	—	—

Net (loss) income applicable to common unitholders/shareholders	$(8,430)	$5,222	$19,133	$1,259	$73,227	$(20,899)	$9,805	$(6,965)

	Successor
	As of December 31,					As of March 31,
(dollars in thousands)	2005(6)	2006	2007	2008	2009	2010
Balance sheet data:
Cash and cash equivalents	$41,146	$15,858	$48,457	$41,708	$65,733	$101,148
Working capital	153,187	189,384	296,190	309,569	262,745	257,562
Net property, plant and equipment	40,940	41,116	43,530	42,703	43,342	43,479
Total assets	527,632	545,760	709,554	742,086	563,460	563,516
Long-term debt and capital leases	286,688	286,546	575,856	518,013	483,503	482,590
Preferred partnership interest included in total partners’ capital(7)	50,718	55,067	—	—	—	—
Total partners’ capital (deficit)(8)	71,812	98,174	(68,486)	(36,539)	(29,779)	(41,719)

(1)	Our consolidated statement of operations for the period February 1, 2005 to December 31, 2005 includes 45 days of consolidated operating results of the Company’s subsidiary that acquired MIM from the date of the MIM Acquisition on December 16, 2005 through its fiscal year end on January 31, 2006, and our consolidated statement of operations for the year ended December 31, 2006 includes eleven months of consolidated operating results of such subsidiary from February 1, 2006 to December 31, 2006 because such subsidiary’s January 31 fiscal year end was not changed to December 31 until September 30, 2006.

(2)	Cost of sales (exclusive of depreciation and amortization) for the year ended December 31, 2009 includes an inventory write-down of $22.5 million related to selling prices falling below our average cost of inventory in some of the markets we serve, and losses of $12.7 million due to strategic inventory liquidation (at prices below our cost) of non-core inventory related to products primarily for the North American natural gas market.
(3)	Selling, general and administrative expense includes $12.0 million in Buy-out Transaction related expenses for the period January 1, 2005 to January 31, 2005, $5.5 million (£3.1 million) in bonus payments and applicable payroll taxes to certain Murray International Metals Limited employees prior to the MIM Acquisition for the period February 1, 2005 to December 31, 2005, $2.5 million in Recapitalization Transaction related expenses, and $2.0 million of compensation expense related to one-time equity grants for the year ended December 31, 2007. For the years ended December 31, 2007 and 2009, $3.7 million and $3.3 million in accumulated registration costs were expensed within selling, general and administrative expenses, respectively.
(4)	Income (loss) from operation for the year ended December 31, 2009 includes losses of $12.7 million due to strategic inventory liquidation (at prices below our cost) of non-core inventory related to products for the North American natural gas market.
(5)	Other income (expense) for the year ended December 31, 2006 includes a $13.2 million foreign exchange gain on U.S. dollar denominated debt held at our U.K. subsidiary with a functional currency of U.K. pounds.
(6)	Balance sheet data as of December 31, 2005 includes the consolidated balance sheet of Pipe Acquisition Limited and its subsidiaries as of January 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations—Factors affecting comparability of financial information—Difference in subsidiary fiscal year.”
(7)	In connection with the formation of Edgen/Murray, L.P. and the MIM Acquisition in 2005, preferred partnership units were issued to existing Edgen Corporation shareholders, certain members of management of Murray International Metals Limited and Murray Metals Group Limited. In connection with the Recapitalization Transaction and subsequent dissolution of Edgen/Murray, L.P., the preferred partnership units were extinguished.
(8)	Total partners’ capital/shareholders’ equity (deficit) as of December 31, 2007 and 2008 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals at JCP controlled both Edgen/Murray, L.P. and EM II LP, the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with ASC 805, and we have recorded the purchase by EM II LP of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit) and comprehensive income (loss). This has resulted in a negative balance for total partners’ capital/shareholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth in the section in this prospectus under the heading “Risk factors.” The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto and our condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

General

Background

We are a global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. Our product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments and to withstand the effects of corrosive or abrasive materials. We stock and distribute inventory and support our customers through a global network of facilities located on five continents.

Principal factors that affect our business

Our business is substantially dependent upon conditions in the energy industry and, in particular, capital expenditures by customers in the oil and natural gas exploration and production, gathering and transmission, crude oil refining and the energy processing and power generation industries. The level of customers’ expenditures generally depends on prevailing views of future oil, natural gas, refined products, electric power, petrochemicals, mined products and civil construction supply and demand, which are influenced by numerous factors, including, among others:

•

Changes in global economic conditions. Prior to the current global economic downturn, global economic conditions had been generally favorable and had resulted in high levels of industrial expansion and new project demand, which in turn had resulted in increased demand for our specialty steel products. Although we believe that continued investment in energy infrastructure is a long-term trend, further downturns in the general economy, or more particularly in the oil and natural gas industry, could materially reduce demand for our products and result in a decrease in our sales.

•

Changes in oil and natural gas prices. Until the current economic downturn, the significant increases in global oil and natural gas demand over the past several years had resulted in increased investment in energy infrastructure. Oil and natural gas prices in particular had been affected by increased demand for refined products in developing nations, worldwide political conditions, OPEC actions, weather conditions and environmental and other government regulations. A significant portion of our sales are dependent on oil and natural gas prices and if capital expenditures were to significantly decline further as a result of lower oil and natural gas prices, our sales and profitability would be adversely affected.

•

Availability of adequate financing. Our customers often depend on external sources of capital to finance new energy infrastructure projects as well as to expand existing facilities. Demand for our products is directly related to our customers ability to make capital expenditures. Our customers have generally had sufficient sources of funding, but reduced access to adequate or reasonably priced capital financing could result in a reduced demand for our products.

•

Increasing rates of oil and natural gas production in non-traditional geographies. As oil and natural gas production in the world’s proven locations has declined, the search for oil and natural gas has moved to much harsher environments—deeper water, deeper wells, extreme heat or cold and higher pressures. The infrastructure required for these environments requires special steel materials to withstand the hostile environmental conditions. Our products are specifically designed to tolerate these conditions, which has led to greater customer demand and resulted in increased sales levels. Furthermore, as oil and natural gas production has developed away from traditional areas, the need to construct infrastructure to efficiently transport oil and natural gas from remote regions to points of consumption also has resulted in increased expenditures for high-grade pipe and fittings.

•

Investment in refining capacity. As a result of environmental requirements and the processing of heavier crude oils, refineries have been required to make enhancements to their existing processes to produce cleaner-burning fuel and to compensate for the requirements to refine heavier crude oils. The growing demand for energy resources, particularly in developing countries, also has necessitated increased refining capacity. These factors have led to expenditures for expansion, process improvements and new refineries and ultimately to increased demand for our specialty chrome, alloy and stainless steel products. Decreased fuel demand could therefore result in reduced sales and profitability.

In addition to demand driven factors, our business is also affected by changes in the cost of steel. Fluctuations in the costs of the products we supply are largely driven by changes in the condition of the general economy, changes in product inventories held by our customers, our vendors and other distributors and prevailing steel prices around the world. Demand for our products, the actions of our competitors and other factors largely out of our control will influence whether, and to what extent, we will be successful in maintaining our profit margins in the future.

Factors affecting comparability of financial information

Fair value accounting and historical carryover basis accounting

We have completed acquisitions to which we have applied fair value purchase accounting in accordance with ASC 805, including the Buy-out Transaction on February 1, 2005 and the acquisitions of Murray International Metals Limited and its subsidiaries on December 16, 2005, Western Flow Products, Inc. on July 15, 2005, PetroSteel on May 11, 2007 and EVS on August 31, 2007. Under fair value purchase accounting, the assets acquired and liabilities assumed, including goodwill and other intangibles, are recorded at their respective fair values as of each acquisition date. This treatment may affect the comparability of our financial information from period to period.

The Recapitalization Transaction on May 11, 2007, however, did not involve a change of control for financial reporting purposes because the same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP. Accordingly, the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes, and we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction as we did for the Buy-out Transaction and other acquisitions. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with ASC 805, and we have recorded the purchase by EM II LP of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit) and comprehensive income (loss). See “Certain relationships and related person transactions—Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	EM II LP and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Reportable segments

We manage our operations in two geographic markets—the Western Hemisphere and the Eastern Hemisphere. We have four reportable segments, which are determined primarily based upon the geographic locations of our operations. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. Our Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the U.K. (Europe/West Africa), Singapore (Asia/Pacific), UAE (Middle East) and, beginning in the first quarter of 2010, Brazil. We include operating expenses of our non-trading entities, including EM II LP, EMGH Limited, Edgen Murray Cayman Corporation and Pipe Acquisition Limited, in General Company expenses.

Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network of locations in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution.

Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific, the Middle East and South America. Six locations in the Eastern Hemisphere stock inventory.

Effects of currency fluctuations

As of and for the year ended December 31, 2009 and as of or for the three months ended March 31, 2010, approximately 16% and 16%, respectively, of our total assets and approximately 16% and 19%, respectively, of our sales were denominated in U.K. pounds, our functional currency in the United Kingdom. As a result, a material change in the value of the U.K. pound relative to the U.S. dollar could significantly impact our sales, cash flows and net income. The balance sheet amounts are translated into U.S. dollars at the exchange rate at the end of the month and the income statement amounts are translated at the average exchange rate for the period, in each case using the noon buying rate as quoted by the Federal Reserve Bank of New York.

From time to time, we also enter into purchase and sales commitments that are denominated in a currency other than the U.S. dollar (primarily the Euro). Currency fluctuations can create volatility in earnings and cash flows from period to period. Our practices include entering into foreign currency forward exchange contracts in an effort to minimize foreign currency exposure related to forecasted purchases and sales of certain products. We do not use derivative financial instruments for speculative purposes.

Revenue sources

We do not manufacture any products. We are a distributor/reseller of our suppliers’ manufactured products. We often purchase these products in large quantities that are efficient for our suppliers to produce, and we subsequently resell these products in smaller quantities to meet our customers’ requirements.

We generate substantially all of our revenues, net of returns and allowances, from the sale of our products to third parties. We also generate a negligible component of our revenues from a range of cutting and finishing services that we coordinate for our customers upon request. Our fees for these services are incorporated into our sales price. Freight costs are generally included in our sales price as well. Our sales are reduced by sales discounts and incentives provided to our customers.

Pricing

Pricing for our products significantly impacts our results of operations. Generally, as pricing increases, so do our sales. Our pricing usually increases when the cost of our materials increases. If prices increase and we maintain the same gross profit percentage, we generate higher levels of gross profit dollars for the same operational efforts. Conversely, if pricing declines, we will typically generate lower levels of gross profit. Because changes in pricing do not necessarily lower our expense structure, the impact on our results of operations from changes in pricing may be greater than the effect of volume changes.

Principal costs and expenses

Our principal costs and expenses consist of the following: cost of sales (exclusive of depreciation and amortization), selling, general and administrative expenses, depreciation and amortization and interest expense. Our most significant cost of sales consists primarily of the cost of our products at weighted average cost, plus inbound and outbound freight expense, outside processing expenses, earned incentives from vendors, physical inventory adjustments and inventory obsolescence charges.

Our cost of sales is influenced significantly by the prices we pay our vendors to procure the products we distribute to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with vendors or earned incentives from our vendors. Generally, we are able to pass cost increases on to our customers. However, during certain periods when there are excess inventories, discounting occurs and we are unable to realize full value for our products. Market conditions in the future may not permit us to fully pass through future cost increases or may force us to grant other concessions to customers. An inability to promptly pass through such increases and to compete with excess inventories may increase our cost of sales and reduce our profitability. Our product costs are reduced by vendor discounts and purchase incentives. Payment for our products is typically due to our vendors within 30 to 60 days of delivery.

Selling, general and administrative expenses include sales and administrative employee compensation and benefit costs, as well as travel expenses for sales representatives, information technology infrastructure and communication costs, office rent and supplies, professional services and other general company expenses. Selling, general and administrative expenses also include costs for warehouse personnel and benefits, supplies, equipment maintenance and rental and contract storage and distribution expenses.

Depreciation and amortization consists of amortization of acquired intangible assets, including customer relationships and backlog, and the depreciation of property, plant and equipment including leasehold improvement, capitalized leases, and picking and lifting equipment.

Interest expense includes interest incurred on our indebtedness and amortization of deferred financing costs associated with such indebtedness and original issue discount, if applicable.

Critical accounting policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses in our consolidated financial statements. We base our estimates on historical experience and assumptions that we believe are reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different circumstances or conditions. If actual amounts are ultimately different from these estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See note 1 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue recognition

Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, customer incentives, value added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Intercompany eliminations and General Company expenses

We present our segment sales and income (loss) from operations on an arm’s-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Sales and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the Eliminations caption) to reconcile our reportable segment amounts to consolidated amounts, as reported in our consolidated statement of operations. In addition to intercompany sales and expenses, we also separately report General Company expenses, which include unallocated expenses that are not directly attributable to business unit performance.

Accounts receivable

We maintain an allowance for doubtful accounts to reflect our estimate of uncollectible accounts receivable. Concentration of credit risk with respect to accounts receivable is within several sectors of the oil and natural gas industry and is dispersed over a large number of customers worldwide. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment histories. We monitor customer payments and maintain a provision for estimated uncollectible accounts based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The rate of future credit losses may not be similar to past experience.

We record the effect of any necessary adjustments prior to the publication of our consolidated financial statements. We consider all available information when assessing the adequacy of the allowance for doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously known to us. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements.

Inventories

We state our inventories at the lower of cost or market (net realizable value). We account for our inventories using the weighted average cost method of accounting. Cost includes all costs incurred in bringing the product to its present location and condition, based on purchase cost on a weighted average cost basis. Inventory is written off for obsolete, slow moving or defective items where appropriate. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements. For example, during the year ended December 31, 2009, we incurred an inventory write-down of $22.5 million related to selling prices falling below market or inventory cost.

Goodwill and other intangible assets

Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. As of December 31, 2009 and

March 31, 2010, the goodwill and other identifiable intangible assets with indefinite lives balances were $95.0 million and $92.7 million, respectively, representing 16.9% and 16.5% of total assets, respectively.

We account for goodwill under the provisions of Intangibles—Goodwill and Other, ASC Topic 350. Under these rules we test goodwill and other intangible assets with indefinite lives for impairment annually or at any other time when impairment indicators exist. As of January 1, 2010, we performed our annual goodwill impairment test, which requires comparison of our estimated fair value to our book value including goodwill. The annual goodwill impairment test supported that the fair value of each of our reporting units exceeded the carrying value by at least 30%. As a result of the test, we believe the goodwill on our consolidated balance sheet is not impaired. In assessing the recoverability of our goodwill and other indefinite lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We estimate future cash flows at the reporting unit level. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets.

In connection with our January 1, 2010 annual goodwill impairment test, we performed a sensitivity analysis on the projected results. For this analysis, we assumed that revenue attributable to goodwill for each individual reporting unit decreased an additional 20% from our projections while all other factors remained constant, and no impairment was identified. Additionally, if we were to assume an increase in the relevant discount rate of 100 basis points while all other factors remain constant, there would be no impairments of any of the goodwill or indefinite lived intangible assets associated with our reporting units. Although we do not believe that either an additional 20% decrease in revenue from our projections for the next three years or a 100 basis point increase in the relevant discount rate is likely to occur, it is reasonably possible that these events could occur if industry market conditions further deteriorate or if the economy fails to continue to recover in 2010 or 2011. Any significant changes to any of these assumptions or factors could have a material impact on the results of our goodwill impairment analysis, and inherent in our estimates and projections are key assumptions relating to the potential duration of the current downward swing in the economic cycle.

Although our business and financial results continue to be adversely impacted by the weakened global economy, our consideration of events and circumstances potentially affecting the fair value of our reporting units have not indicated that it was more likely than not that the fair value of any reporting unit has fallen below its carrying value. Accordingly, we have not performed an interim goodwill impairment test subsequent to the January 1, 2010 annual impairment test.

We will continue to monitor current events and circumstances, including the prolonged economic downturn, and their impact on our 2010 operating forecast, long-term growth rates, and estimated future cash flows. Events or circumstances which could indicate a potential impairment include, but not limited to: further declines and volatility in oil and natural gas demand and prices, limitations on drilling and production activity in the U.S. as a result of the recent oil spill in the Gulf of Mexico, and further deterioration of the ability of our customers to obtain financing for energy infrastructure projects.

Long-lived assets

We assess the impairment of long-lived assets, including property, plant and equipment and finite-lived other identifiable intangible assets such as customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. We also estimate the useful lives of other finite-lived intangible assets based on estimates of the economic benefit expected to be received from the acquired assets which could differ from actual results. These estimates can be significantly affected by future changes in market conditions, the capital spending decisions of our customers and inflation. For example, a one year reduction in the useful lives of customer relationship intangible assets, our largest long-lived asset which is amortized over approximately seven years, would have reduced operating income and net income by $2.0 million and $1.4 million, respectively, for the year ended December 31, 2009.

As of December 31, 2009 and March 31, 2010, our long-lived assets were $88.9 million and $83.9 million, respectively, representing 15.8% and 14.9%, respectively, of total assets.

Equity-based compensation

We have equity-based compensation plans for certain of our executive officers, directors and employees. We account for these plans in accordance with Compensation—Stock Compensation, ASC Topic 718 (“ASC 718”). ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is measured as the fair value of the award at grant date. No amounts were paid by the holders to obtain the restricted common units we have issued to date. ASC 718 also requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

For restricted units granted during 2007, the fair value of the restricted units was the same as the per-unit consideration paid by unrelated third parties in connection with the Recapitalization Transaction on May 11, 2007. We believe the amount paid in this arm’s-length transaction of $1,000 per unit was the most contemporaneous evidence of the fair value of an EM II LP common unit at the time the restricted units were granted. See note 10 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information regarding the determination of equity-based compensation expense.

For unit options granted during 2007, the fair value of unit options was calculated as $487.84 per unit option using the Black-Scholes pricing model with an exercise price of $1,000 per unit, a risk-free interest rate of 4.38%, an expected volatility of 41.52% and an expected term of 6.5 years. Because no historical data was available, we calculated the expected term for employee unit options using the simplified method in accordance with the SEC’s Staff Accounting Bulletin No. 110. The risk-free interest rate was based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The expected volatility used to value unit options was based on an average of historical volatility of companies in industries in which we operate and for which management believes is comparable. No unit options have been granted since 2007.

Income tax expense estimates and policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we must establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we must include a tax provision, or reduce our tax benefit in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future tax laws or regulations, including at the foreign, U.S. federal, state or local level, might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Effective January 1, 2007, we adopted the provisions of Income Taxes, ASC Topic 740, (“ASC 740”). As a result of the implementation of ASC 740, we recognized no adjustment in the liability for unrecognized income tax benefits. The cumulative effect of adopting ASC 740 resulted in no adjustment to retained earnings. As of December 31, 2009 and March 31, 2010, we had no unrecognized tax benefits.

Derivative Financial Instruments

We enter into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Derivatives and Hedging, ASC Topic 815, (“ASC 815”). ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value.

Interest rate risk. Prior to the extinguishment of our first and second lien term loans on December 23, 2009, we concluded that the interest rate swaps and collar we entered into qualified as cash flow hedges under the provisions of ASC 815. The swaps and collar were considered substantially effective, with ineffectiveness, if any, charged to the consolidated statements of operations in the period assessed as ineffective. Gains and losses related to the interest rate swaps, net of related tax effects were reported as a component of accumulated other comprehensive income (loss), and upon the repayment of the term loans, the underlying hedge exposure ceased to exist and deferred losses of $7.5 million were recognized in earnings as interest expense in the statement of operations for the year ended December 31, 2009. Net settlements occur quarterly concurrent with interest payments made on the underlying debt. The settlements are the net difference between the fixed rates payable and the floating rates receivable over the quarter under the interest rate swap contracts. Prior to the extinguishment of the term loans, the settlements were recognized as a component of interest expense in the consolidated statement of operations. Subsequent to the extinguishment of the term loans, the settlements are recognized as a component of other income (expense) in the statement of operations.

Currency exchange rate risk. We also hedge against foreign currency exchange rate risk, on a case by case basis, using a series of forward contracts to protect against the exchange risk inherent in our transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statement of partners’ capital (deficit) and comprehensive income (loss). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred and are recognized in selling, general and administrative expenses in the consolidated statements of operations.

Related person transactions

We are controlled by JCP. From time to time, we have engaged in transactions with JCP and its affiliates, including equity and debt financing transactions. For more information about these transactions, see “Certain relationships and related person transactions.”

Results of operations

Overview

The global economic downturn, uncertain capital markets and volatile oil and natural gas prices have resulted in decreased spending on energy infrastructure projects, maintenance and repairs. As a result, our financial results for the three months ended March 31, 2010 were negatively impacted, as this decreased demand translated into lower prices and a very competitive market environment. Additionally, we saw demand shift from our higher margin products, including alloy pipe and plate and large diameter high yield carbon pipe generally associated with infrastructure projects, to lower margin products, including smaller diameter carbon pipes, particularly in North America. We also continued to experience increased timeframes between order inquiries and actual orders, which resulted in reduced sales volume. These factors contrast to the three months ended March 31, 2009 when a strong order backlog from 2008 for natural gas pipeline construction activity in North America and for upstream worldwide energy infrastructure projects drove volumes and higher gross profits and margins into the early portion of 2009.

Three months ended March 31, 2009 compared to three months ended March 31, 2010

The following tables compare sales and income (loss) from operations for the three months ended March 31, 2009 and 2010. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “—Factors affecting comparability of financial information.”

	Three months ended March 31,
(millions, except percentages)	2009	2010	% Change
Sales
Western Hemisphere	$159.4	$88.2	(44.7)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	36.4	28.4	(22.0)%
• Singapore (Asia/Pacific)	43.0	26.6	(38.1)%
• UAE (Middle East)	7.2	3.4	(52.8)%

Total Eastern Hemisphere	86.6	58.4	(32.6)%
Eliminations	(10.8)	(2.1)

Total	$235.2	$144.5	(38.6)%

Income (loss) from operations
Western Hemisphere	$19.8	$(1.1)	(105.5)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	7.0	3.9	(44.3)%
• Singapore (Asia/Pacific)	3.7	2.6	(29.7)%
• UAE (Middle East)	(1.6)	(0.6)	(62.5)%

Total Eastern Hemisphere	9.1	5.9	(35.2)%
General Company	(4.5)	(4.1)	(8.9)%

Total	$24.4	$0.7	(97.1)%

Income from operations as a % of sales
Western Hemisphere	12.4%	(1.2)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	19.2%	13.7%
• Singapore (Asia/Pacific)	8.6%	9.8%
• UAE (Middle East)	(22.2)%	(17.6)%
Total Eastern Hemisphere	10.5%	10.1%
Total	10.4%	0.5%

Sales

For the three months ended March 31, 2010, our consolidated sales decreased $90.7 million, or 38.6%, to $144.5 million compared to the three months ended March 31, 2009. The decrease in sales reflects the global economic downturn and the associated spending cuts by our customers in all segments of the energy industry—upstream, midstream and downstream. In addition to reduced new project expenditures, as our customers raced to preserve cash, routine maintenance and repair expenditures were also reduced and/or deferred. Along with lower volumes, we also experienced lower sales prices on many products as competitors relieved inventory overhangs through price reductions and as manufacturers reduced prices to attract business.

For the three months ended March 31, 2010, sales in our Western Hemisphere market decreased $71.2 million, or 44.7%, to $88.2 million compared to the three months ended March 31, 2009. The decrease in Western Hemisphere sales was primarily the result of lower demand, reduced sales volume and lower selling prices to customers in the upstream oil and natural gas, and natural gas transmission business and, to a lesser extent, a decline in MRO business. In contrast, sales for the three months ended March 31, 2009 were supported by the runoff of strong sales backlog from projects booked in 2008, which did not exist at the end of 2009.

For the three months ended March 31, 2010, sales in our Eastern Hemisphere market decreased $28.2 million, or 32.6%, to $58.4 million compared to the three months ended March 31, 2009. This decrease is primarily the result of a decline in offshore oil and natural gas structure construction. The reduction in volume of our total Eastern Hemisphere sales was partially offset by favorable foreign exchange rate movements between the U.S. dollar and the U.K. pound which resulted in a 9% increase in the U.S. dollar value of United Kingdom sales.

For the three months ended March 31, 2009 and 2010, 57% and 69%, respectively, of our consolidated sales were from oil and natural gas industry customers and our top ten customers represented 39% of our consolidated sales in each of the respective periods. No single customer represented more than 10% of consolidated sales for the three months March 31, 2009 and 2010.

Income (loss) from operations

For the three months ended March 31, 2010, our consolidated income from operations decreased $23.7 million, or 97.1%, to $0.7 million compared to the three months ended March 31, 2009. The decrease was the result of reduced sales volumes and lower sales prices as described above, partially offset by a decrease in selling, general and administrative expenses. For the three months ended March 31, 2010, selling, general and administrative expenses were 14.5% lower compared to the three months ended March 31, 2009. The reduction in selling, general and administrative expense reflects a reduction in workforce of approximately 11% when compared to the same period a year ago, and a reduction in incentive compensation expense.

For the three months ended March 31, 2010, income from operations for our Western Hemisphere market decreased $20.9 million, or 105.5%, to an operating loss of ($1.1 million) compared to the three months ended March 31, 2009. This decrease in income from operations was primarily the result of lower sales volume and prices partially offset by a reduction in selling, general and administrative expenses. For the three months ended March 31, 2010, selling, general and administrative expenses in our Western Hemisphere segment decreased 14.2% compared to the three months ended March 31, 2009 due to a reduced workforce of approximately 12.5% from the same period a year ago, and the variable cost structure of our personnel-related expenses.

For the three months ended March 31, 2010, income from operations for our Eastern Hemisphere market decreased $3.2 million, or 35.2%, to $5.9 million compared to the three months ended March 31, 2009. This decrease in income from operations was also primarily the result of lower sales volume and sales prices partially offset by a reduction in selling, general and administrative expenses. For the three months ended March 31, 2010, selling, general and administrative expenses in our Eastern Hemisphere segments decreased 23.9% compared to the three months ended March 31, 2009 due to the variable cost structure of personnel-related expenses.

For the three months ended March 31, 2010, operating loss for General Company decreased $0.4 million, or 8.9%, to $4.1 million compared to the three months ended March 31, 2009. General Company expenses primarily consist of amortization expenses related to acquired and identified intangible assets and corporate overhead.

Interest expense, net

Interest expense, net for the three months ended March 31, 2010 increased $6.1 million, or 61.6%, to $16.1 million compared to the three months ended March 31, 2009. The overall increase in interest expense, net for the three months ended March 31, 2010 was primarily the result of higher period interest rates on our $465 million 12.25% EMC senior secured notes issued on December 23, 2009 compared to interest on our $500 million term loans outstanding during three months ended March 31, 2009.

Income tax expense (benefit)

Income tax benefit was $8.4 million for the three months ended March 31, 2010, compared to income tax expense of $5.0 million for the three months ended March 31, 2009. The income tax benefit for the three months ended March 31, 2010 reflects the pre-tax loss from operations at the Company’s estimated annual effective tax rate which is the result of operating losses and higher statutory income tax rates in our Western Hemisphere market offset by taxable income and lower statutory income tax rates in our Eastern Hemisphere market. The income tax expense for the three months ended March 31, 2009 reflects the taxable income generated from operations at an annual effective tax rate of approximately 34.0%.

Year ended December 31, 2008 compared to the year ended December 31, 2009

The following tables compare sales and income (loss) from operations for the years ended December 31, 2008 and 2009. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “—Factors affecting comparability of financial information.”

	Year ended December 31,
(millions, except percentages)	2008	2009	% Change
Sales
Western Hemisphere	$859.4	$508.0	(40.9)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	167.1	133.3	(20.2)%
• Singapore (Asia/Pacific)	158.4	120.7	(23.8)%
• UAE (Middle East)	117.6	37.0	(68.5)%

Total Eastern Hemisphere	443.1	291.0	(34.3)%
Eliminations	(36.9)	(25.7)

Total	$1,265.6	$773.3	(38.9)%

Income (loss) from operations
Western Hemisphere	$108.3	$(3.6)	(103.3)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	27.8	19.1	(31.3)%
• Singapore (Asia/Pacific)	21.8	12.7	(41.7)%
• UAE (Middle East)	6.9	(6.3)	(191.3)%

Total Eastern Hemisphere	56.5	25.5	(54.9)%
General Company	(10.5)	(12.0)	14.3%

Total	$154.3	$9.9	(93.6)%

Income from operations as a % of sales
Western Hemisphere	12.6%	(0.7)%
Eastern Hemisphere
• U.K. (Europe/West Africa)	16.6%	14.3%
• Singapore (Asia/Pacific)	13.8%	10.5%
• UAE (Middle East)	5.9%	(17.0)%
Total Eastern Hemisphere	12.8%	8.8%
Total	12.2%	1.3%

Sales

For the year ended December 31, 2009, our consolidated sales decreased 38.9% to $773.3 million from our record sales of $1,265.6 million for the year ended December 31, 2008. The decrease in sales reflects the overall economic slowdown and our customers’ reluctance to commit to capital expenditures because of uncertainties surrounding future oil and natural gas demand and prices. In addition to lower volumes, sales prices were also negatively impacted by excessive market and producer price reductions, particularly on commodity steel and natural gas transmission products.

For the year ended December 31, 2009, sales in our Western Hemisphere market decreased $351.4 million, or 40.9%, to $508.0 million compared to the year ended December 31, 2008. The decrease in Western Hemisphere sales was primarily the result of reduced sales volume and lower selling prices to customers in the upstream oil and natural gas, and natural gas transmission business and, to a lesser extent, a decline in MRO business.

For the year ended December 31, 2009, sales in our Eastern Hemisphere market decreased $152.1 million, or 34.3%, to $291.0 million compared to the year ended December 31, 2008. This decrease is primarily the result of postponements and cancellation of offshore oil and natural gas structure construction, and a severe drop in general construction demand in the Middle East. In addition, total Eastern Hemisphere sales were adversely affected by unfavorable foreign exchange rate movements between the U.S. dollar and the U.K. pound which resulted in a 16% decline in the U.S. dollar value of United Kingdom sales.

For the years ended December 31, 2008 and 2009, 61% and 77%, respectively, of our consolidated sales were from oil and natural gas industry customers and our top ten customers represented 26% of our consolidated sales in each of the respective periods. No single customer represented more than 10% of consolidated sales for the years December 31, 2008 and 2009.

Income (loss) from operations

For the year ended December 31, 2009, our consolidated income from operations decreased $144.4 million, or 93.6%, to $9.9 million compared to the year ended December 31, 2008. The decrease was primarily the result of reduced sales volume and lower gross profit and margins, partially offset by a decrease in selling, general and administrative expenses. During the first half of the year ended December 31, 2009, we sold high cost inventory into a declining price market that significantly reduced our gross margins. Our year ended December 31, 2009 gross profit and margins also include inventory valuation write-downs of approximately $22.5 million; these write-downs occurred primarily in our Western Hemisphere segment in the first nine months of 2009. In the fourth quarter of 2009 we began to see, inventory market values began to stabilize. Additionally, for the year ended December 31, 2009, losses of approximately $12.7 million were incurred due to certain strategic inventory liquidation sales at prices below our cost of certain products. For the year ended December 31, 2009, selling, general and administrative expenses were $20.1 million, or 22.0% lower compared to the year ended December 31, 2008. Included in selling, general and administrative expenses for the year ended December 31, 2009 are $3.3 million of initial public offering expenses. The reduction in selling, general and administrative expense reflects our highly variable cost structure with about 54% of our expenses personnel-related. For the year ended December 31, 2009, we reduced our workforce by approximately 80 employees or 15%. Further, throughout our workforce, employees have a significant portion of compensation tied to profitability. Because of lower profitability levels in 2009, our compensation expense has declined.

For the year ended December 31, 2009, income from operations for our Western Hemisphere market decreased $111.9 million, or 103.3%, to an operating loss of $3.6 million compared to the year ended December 31, 2008. This decrease in income from operations was primarily the result of lower sales volume, inventory valuation adjustments and strategic inventory liquidation sales as described above, partially offset by a reduction in selling, general and administrative expenses. For the year ended December 31, 2009, selling, general and administrative expenses in our Western Hemisphere segment decreased $17.5 million, or 27.8%, compared to the year ended December 31, 2008.

For the year ended December 31, 2009, income from operations for our Eastern Hemisphere market decreased $31.0 million, or 54.9%, to $25.5 million compared to the year ended December 31, 2008. This decrease in income from operations was primarily the result of lower sales volume, particularly in the Middle East market, and, to a lesser extent, lower gross margins. The decrease in gross profit was partially offset by a reduction in selling, general and administrative expenses. For the year ended December 31, 2009, selling, general and administrative expenses in our Eastern Hemisphere segments decreased $9.5 million, or 32.2%, compared to the year ended December 31, 2008.

For the year ended December 31, 2009, operating loss for General Company increased $1.5 million, or 14.3%, to $12.0 million compared to the year ended December 31, 2008. General Company expenses primarily consist of amortization expenses related to MIM Acquisition identified intangible assets. For the year ended December 31, 2009, operating loss for General Company also includes the expensing of accumulated initial public offering costs of $3.3 million.

Other income (expense)

Other income (expense) for the year ended December 31, 2009 of $1.4 million was primarily attributable to unrealized currency exchange gains of $1.0 million on cash balances denominated in foreign currencies. This compares to $0.9 million of other expense for the year ended December 31, 2008.

Loss on prepayment of debt

Loss on prepayment of debt of $7.5 million for the year ended December 31, 2009 was the result of the write-off of deferred financing costs as a result of the repayment of our first and second lien term loans on December 23, 2009.

Interest expense, net

Interest expense, net for the year ended December 31, 2009 increased $2.0 million, or 4.5%, to $47.1 million compared to the year ended December 31, 2008. The increase in interest expense, net was primarily the result of a $7.5 million deferred loss recognized on interest rate derivatives for which the underlying hedge no longer exists as a result of the repayment of our first and second lien term loans on December 23, 2009. The overall increase in interest expense, net was offset by lower period interest rates and reduced borrowings under our ABL Facility.

Income tax expense (benefit)

Income tax benefit was $22.4 million for the year ended December 31, 2009, compared to income tax expense of $35.1 million for the year ended December 31, 2008. The income tax benefit for the year ended December 31, 2009 reflects the pre-tax loss from operations and includes the reversal of prior year tax provisions established with respect to foreign earnings repatriation to the United Kingdom. In 2009, the United Kingdom changed its income tax laws and exempted foreign earnings repatriation from U.K. taxation. The income tax expense for the year ended December 31, 2008 reflects the taxable income generated from operations at an effective tax rate of approximately 32.4%.

Year ended December 31, 2007 compared to the year ended December 31, 2008

The following tables show a comparison of sales and income (loss) from operations for the years ended December 31, 2007 and 2008. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “—Factors affecting comparability of financial information.”

	Year ended December 31,
(millions, except percentages)	2007	2008	% Change
Sales
Western Hemisphere	$565.2	$859.4	52.1%
Eastern Hemisphere
• U.K. (Europe/West Africa)	163.4	167.1	2.3%
• Singapore (Asia/Pacific)	108.5	158.4	46.0%
• UAE (Middle East)	102.1	117.6	15.2%

Total Eastern Hemisphere	374.0	443.1	18.5%
Eliminations	(21.5)	(36.9)

Total	$917.7	$1,265.6	37.9%

Income (loss) from operations
Western Hemisphere	$36.3	$108.3	198.3%
Eastern Hemisphere
• U.K. (Europe/West Africa)	27.8	27.8	—
• Singapore (Asia/Pacific)	14.0	21.8	55.7%
• UAE (Middle East)	9.9	6.9	(30.3)%

Total Eastern Hemisphere	51.7	56.5	9.3%
General Company	(9.9)	(10.5)	(6.1)%

Total	$78.1	$154.3	97.6%

Income from operations as a % of sales
Western Hemisphere	6.4%	12.6%
Eastern Hemisphere
• U.K. (Europe/West Africa)	17.0%	16.6%
• Singapore (Asia/Pacific)	12.9%	13.8%
• UAE (Middle East)	9.7%	5.9%
Total Eastern Hemisphere	13.8%	12.8%
Total	8.5%	12.2%

Sales

For the year ended December 31, 2008, our consolidated sales increased $347.9 million, or 37.9%, to $1,265.6 million compared to the year ended December 31, 2007. The increase was primarily the result of higher sales volumes due to construction of natural gas transmission pipelines and fabrication of offshore oil and natural gas structures, the full-year impact of the 2007 acquisitions of PetroSteel and EVS, and sales price increases, partially offset by significantly reduced sales volumes to our bio-fuels customers.

For the year ended December 31, 2008, sales in our Western Hemisphere market increased $294.2 million, or 52.1%, to $859.4 million compared to the year ended December 31, 2007. This increase was primarily driven by organic growth in both the United States and Canada from sales to customers in the natural gas transmission, refining and petrochemical industries, and from the full-year impact of the 2007 acquisitions of PetroSteel and EVS which contributed sales of $86.7 million from the addition of their plate and valve product lines. Sales in 2008 also benefited from enhanced oil recovery efforts driven by favorable oil prices. To a lesser extent, product sales price increases positively affected our sales as we were able to successfully pass on the increased product costs from our vendors. Sales for the year ended December 31, 2008 were negatively affected by significantly reduced sales volumes to our bio-fuels customers as a result of decreased demand and financing availability for the fabrication and construction of ethanol producing plants.

For the year ended December 31, 2008, sales in our Eastern Hemisphere market increased $69.1 million, or 18.5%, to $443.1 million compared to the year ended December 31, 2007. This increase was primarily due to demand for high carbon grade steel plate and pipe products used in the construction and maintenance of infrastructure to support oil and natural gas exploration, production and storage activities, particularly in the Asia/Pacific region.

For the years ended December 31, 2007 and 2008, 62% and 61%, respectively, of our consolidated sales were from oil and natural gas industry customers and our top ten customers represented 31% and 26%, respectively, of our consolidated sales. No single customer represented more than 10% of consolidated sales for the years ended December 31, 2007 and 2008.

Income (loss) from operations

For the year ended December 31, 2008, our consolidated income from operations increased $76.2 million, or 97.6%, to $154.3 million compared to the year ended December 31, 2007. The increase was primarily the result of sales growth, an improved product sales mix and operating leverage as certain fixed costs were spread against an increased sales volume, and to a lesser extent, sales price increases, as margins increased slightly between periods. Growth in income from operations as a result of increased sales was partially offset by an increase in selling, general and administrative expenses of $22.5 million related to increased performance-based compensation of $7.4 million, an increased sales staff to support our global growth, the expansion of information technology and finance and accounting activities and, to a lesser extent, the 2007 acquisitions of PetroSteel and EVS. Selling, general and administrative expenses as a percentage of sales was 7.2% and 7.4% for the years ended December 31, 2008 and 2007, respectively.

For the year ended December 31, 2008, income from operations for our Western Hemisphere market increased $72.0 million, or 198.3%, to $108.3 million compared to the year ended December 31, 2007. This increase in income from operations was primarily driven by organic sales growth, incremental steel plate and valve sales from the 2007 acquisitions of PetroSteel and EVS, and to a lesser extent, sales price increases. Selling, general and administrative expenses increased $16.6 million, or 35.7%, to $63.1 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase in selling, general and administrative expenses relates primarily to increased performance-based compensation, the expansion of information technology and finance and accounting activities (including information systems expansion and improvements) and the 2007 acquisitions of PetroSteel and EVS.

For the year ended December 31, 2008, income from operations for our Eastern Hemisphere market increased $4.8 million, or 9.3%, to $56.5 million compared to the year ended December 31, 2007. The increase was primarily due to higher demand in the Asia/Pacific markets for products supporting the construction of offshore oil and natural gas drilling and production. The growth in income from operations in our Eastern Hemisphere market was partially offset by higher performance-based compensation and employee additions to support the growth of the Company, including the opening of a representative office in each of Jakarta and Shanghai, lower margins in the Middle East region due to a difficult pricing environment as a result of destocking efforts by distributors and the strengthening of the U.S. dollar relative to the U.K. pound during 2008.

For the year ended December 31, 2008, operating loss for General Company increased $0.6 million, or 6.1%, to $10.5 million compared to the year ended December 31, 2007. General Company expenses primarily include amortization expenses related to acquisition related identified intangible assets.

Other income (expense)

Other expense for the year ended December 31, 2008 of $0.9 million was primarily attributable to unrealized currency exchange losses of $1.1 million on cash balances denominated in foreign currencies and unrealized losses of $0.7 million on non-designated foreign currency contracts, offset by other miscellaneous income. This compares to $3.2 million of other income for the year ended December 31, 2007, primarily attributable to unrealized currency exchange gains of $2.0 million on cash balances denominated in foreign currencies, foreign exchange unrealized gains of $0.8 million on our senior secured floating rate notes and unrealized gains of $0.3 million on non-designated foreign currency contracts.

Loss on prepayment of debt

Loss on prepayment of debt of $31.4 million for the year ended December 31, 2007 resulted from the repayment of the $136 million aggregate principal amount of our 9 7/8% senior secured notes and of the $130 million aggregate principal amount of our senior secured floating rate notes in connection with the Recapitalization Transaction on May 11, 2007.

Interest expense, net

Interest expense, net for the year ended December 31, 2008 decreased $3.3 million, or 6.8%, to $45.0 million compared to the year ended December 31, 2007. The reduction in interest expense, net was primarily the result of lower interest rates on our $500 million term loans for the year ended December 31, 2008 and for the period May 11, 2007 to December 31, 2007, compared to higher interest rates on the $266 million of senior secured notes prepaid on May 11, 2007. Additionally, debt issue costs amortization included in interest expense, net for the year ended December 31, 2008 decreased $1.2 million, or 32.4%, compared to the year ended December 31, 2007.

Income tax expense (benefit)

Income tax expense was $35.1 million for the year ended December 31, 2008, compared to an income tax benefit of $1.4 million for the year ended December 31, 2007. The income tax expense for the year ended December 31, 2008 reflects the taxable income generated from operations at an effective tax rate of approximately 32.4% compared to an income tax benefit generated during the year ended December 31, 2007 as a result of the loss on the prepayment of our senior secured notes as part of the Recapitalization Transaction on May 11, 2007, partially offset by income tax expense related to operations. The effective tax rate of 32.4% for the year ended December 31, 2008 reflects the impact of higher taxable income and statutory income tax rates in our Western Hemisphere market compared to lower taxable income and statutory income tax rates in our Eastern Hemisphere market.

Liquidity and capital resources

We finance our operations principally through cash flows generated from operations and from borrowings under our ABL Facility. Our principal liquidity requirements are to meet debt service requirements, finance our capital expenditures and provide working capital. In addition, we may need capital to fund strategic business acquisitions or investments. Our primary source of acquisition funds has historically been the issuance of debt securities, preferred and common equity and cash flows from operations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Additionally, provisions of our ABL Facility and the indenture governing the notes, as well as the laws of the jurisdictions in which our companies are organized, restrict or will restrict our ability to pay dividends or make certain other restricted payments.

In 2010, we expect to make, among other capital expenditures, capital expenditures in the amount of approximately $13.0 million to build a new distribution facility in Singapore, which we intend to finance in part through the sale of our existing facility in Singapore. Additionally, EMC has agreed to invest approximately $10 million in the OCTG Business. The investment in the OCTG Business will be accounted for using the cost method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. The carrying value of a cost method investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case the Company writes the investment down to its estimated fair value. See “Certain relationships and related person transactions” for additional information.

As of December 31, 2009 and March 31, 2010, our total indebtedness, including capital leases, was $483.5 million and $482.6 million, respectively. As of December 31, 2009 and March 31, 2010, there were no borrowings outstanding under our ABL facility. As of March 31, 2010, we had approximately $73.5 million available for borrowings, net of reserves, under our ABL Facility, net of $20.3 million of outstanding letters of credit and guarantees. Because borrowing availability under the ABL Facility depends, in part, on inventory and accounts receivable values that fluctuate from time to time and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations such amount may not reflect our actual borrowing capacity at any one point in time. As of December 31, 2009 and March 31, 2010, cash and cash equivalents was $65.7 million and $101.1 million, respectively.

As a result of the recent global economic downturn, subsequent to December 31, 2008 we adopted certain cost cutting measures aimed at aligning operating costs with existing business conditions. Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our ABL Facility will be adequate to meet our liquidity needs for at least the next twelve months. Historically, a contraction in our level of operations typically decreases our working capital requirements and generates cash flows in the short-term. We cannot assure you, however, that if our business declines we would be able to generate sufficient cash flows from operations or that future borrowings will be available to us under our ABL Facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments and liquidity needs, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or raising additional debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms, if at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements, including the ABL Facility and the indenture governing the initial notes and the exchange notes, may contain provisions prohibiting us from adopting any of these alternatives. Our failure to comply with these provisions could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Preferred interest and dividends

For a portion of the year ended December 31, 2007, Edgen/Murray, L.P. had preferred partnership units outstanding which accrued preferred interest at 8.5% per annum. In connection with the Recapitalization Transaction on May 11, 2007, all of the assets of Edgen/Murray, L.P. were distributed to its partners, the partners agreed to dissolve Edgen/Murray, L.P. and, upon dissolution, the preferred partnership units were extinguished at no additional cost. No gain or loss on the extinguishment of the preferred partnership units was recognized because the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, we maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with ASC 805. Preferred interest and dividends totaled $1.7 million for the period January 1, 2007 to May 10, 2007. See “Certain relationships and related person transactions—Recapitalization Transaction.”

Statement of cash flow data

	Year ended December 31,			Three Months ended March 31
(dollars in millions)	2007	2008	2009	2009	2010
Cash flows provided by (used in) activities:
Operating	$(8.5)	$53.8	$91.9	$(54.4)	$35.8
Investing	(36.2)	(12.3)	(8.0)	(0.2)	(0.7)
Financing	77.4	(42.4)	(59.9)	33.7	(0.8)

Three months ended March 31, 2009 compared to the three months ended March 31, 2010

Operating activities. Net cash inflows from operating activities were $35.8 million for the three months ended March 31, 2010 compared to net cash outflows of $54.4 million for the three months ended March 31, 2009. The increase in cash flows from operations was primarily the result of a decrease in net cash required for working capital, partially offset by lower net income.

Investing activities. Net cash outflows from investing activities were $0.7 million for the three months ended March 31, 2010 compared to net cash outflows of $0.2 million for the three months ended March 31, 2009. Cash outflows from investing activities of $0.7 million for the three months ended March 31, 2010 include capital expenditures of $0.9 million related to continued expansion and improvement of our warehouse facilities, renovations of certain sales and administrative offices and information technology initiatives to support our sales, operating and administrative activities. Cash outflows of $0.2 million for the three months ended March 31, 2009 are primarily related to capital expenditures.

Financing activities. Net cash outflows from financing activities were $0.8 million during the three months ended March 31, 2010 compared to net cash outflows of $33.7 million for the three months ended March 31, 2009. Cash outflows from financing activities of $0.8 million for the three months ended March 31, 2010 include repayments of managed cash overdrafts and short-term loans of $0.2 million, payments associated with capital leases of $0.2 million, and $0.4 million of transaction costs. Cash outflows from financing activities for the three months ended March 31, 2009 include net principal payments associated with the ABL Facility, the term loans, and to a lesser extent, managed cash overdrafts and short-term loans.

Year ended December 31, 2008 compared to year ended December 31, 2009

Operating activities. Net cash inflows from operating activities were $91.9 million for the year ended December 31, 2009 compared to net cash inflows of $53.8 million for the year ended December 31, 2008. The increase in cash flows from operations was primarily the result of a decrease in net cash required for working capital, partially offset by lower net income. Historically, lower sales results in cash collection in the short term as our working capital requirements shrink.

Investing activities. Net cash outflows from investing activities were $8.0 million for the year ended December 31, 2009 compared to net cash outflows of $12.3 million for the year December 31, 2008. Cash outflows from investing activities of $8.0 million for the year ended December 31, 2009 include capital expenditures of $4.1 million related to continued expansion and improvement of our warehouse facilities, renovations of certain sales and administrative offices and information technology initiatives to support our sales, operating and administrative activities. In addition to the capital expenditures, a $4.0 million earn-out payment was made to the former owners of PetroSteel as required by the purchase agreement. Cash outflows of $12.3 million for the year ended December 31, 2008 include capital expenditures of $8.4 million and a $4.0 million earn-out payment to the former owners of PetroSteel.

Financing activities. Net cash outflows from financing activities were $59.9 million during the year ended December 31, 2009 compared to net cash outflows of $42.4 million for the year ended December 31, 2008. Cash outflows from financing activities of $59.9 million for the year ended December 31, 2009 include $498.2 million of payments associated with the ABL Facility and the term loans, repayments of managed cash overdrafts and short-term loans of $9.0 million, $13.3 million of transaction costs, and $460.8 million of proceeds from the issuance of the initial notes. Cash outflows from financing activities for the year ended December 31, 2008 include net principal payments associated with the ABL Facility, the term loans, and to a lesser extent, managed cash overdrafts and short-term loans.

Year ended December 31, 2007 compared to year ended December 31, 2008

Operating activities. Net cash inflows from operating activities were $53.8 million for the year ended December 31, 2008 compared to net cash outflows of $8.5 million for the year ended December 31, 2007. The increase in cash flows from operations was primarily the result of sales growth and the resulting increase in net income before non-cash charges reduced by an increase in working capital requirements (changes in assets and liabilities) as a result of sales growth. Cash generated from operating activities before working capital requirements (changes in assets and liabilities) was $103.9 million for the year ended December 31, 2008 compared to $54.9 million for the year ended December 31, 2007.

Investing activities. Net cash outflows from investing activities were $12.3 million for the year ended December 31, 2008 compared to net cash outflows of $36.2 million for the year ended December 31, 2007. Cash outflows from investing activities of $12.3 million for the year ended December 31, 2008 include capital expenditures of $8.4 million related to continued expansion and improvement of our warehouse facilities, renovations of certain sales and administrative offices and information technology initiatives to support our sales, operating and administrative activities. In addition to the capital expenditures, a $4.0 million earn-out payment was made to the former owners of PetroSteel as required by the purchase agreement. Cash outflows of $36.2 million for the year ended December 31, 2007 include cash paid for the PetroSteel acquisition of $24.7 million, cash paid for the EVS acquisition of $6.1 million and capital expenditures of $5.5 million.

Financing activities. Net cash outflows from financing activities were $42.4 million during the year ended December 31, 2008 compared to net cash inflows of $77.4 million for the year ended December 31, 2007. Cash outflows from financing activities of $42.4 million for the year ended December 31, 2008 include $51.0 million principal payments associated with the ABL Facility and the term loans, offset by inflows from managed cash overdrafts and short-term loans of $9.0 million. Cash inflows from financing activities for the year ended December 31, 2007 reflect the net cash proceeds associated with the Recapitalization Transaction, which include proceeds from the issuance of an aggregate of $500.0 million of first and second lien term loans and the issuance of common partnership units for an aggregate purchase price of approximately $155.0 million, minus the payment of related deferred financing costs, the prepayment of $136.0 million aggregate principal amount of 9 7/8% senior secured notes and of $130.0 million aggregate principal amount of senior secured floating rate notes and the distributions to unitholders on May 11, 2007.

Debt

ABL Facility. On May 11, 2007, we entered into the ABL Facility with JPMorgan Chase Bank, N.A. and the other financial institutions party thereto. The ABL Facility is a $175.0 million global credit facility, of which:

•	EMC may utilize up to $165.0 million ($25.0 million of which can only be used for letters of credit) less any amounts utilized under the sub-limits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50.0 million;

•	EM Canada may utilize up to $7.5 million; and

•	EM Singapore may utilize up to $10.0 million.

Actual borrowing availability for each subsidiary fluctuates from time to time because it is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations. Subject to sublimits, the subsidiaries may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees and letters of credit as defined by the ABL Facility.

Revolving borrowings under our ABL Facility bear interest at variable rates of Alternate Base Rate, Adjusted LIBOR, Banker’s Acceptance Rate, U.K. Base Rate, Canadian Prime Rate, Singapore Base Rate or UAE Base Rate, in each case plus a percentage spread that varies from 0.50% to 2.50% based on the type of borrowing and our average borrowing availability.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Singapore sub-facility is guaranteed by EM Cayman, Pipe Acquisition Ltd (“PAL”), EM Europe, EM Canada and EM Singapore. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral that secures the term loans and related guarantees described below is contractually subordinated to the liens securing the ABL Facility and related guarantees.

As of December 31, 2009, there was no outstanding balance for cash borrowings under the ABL Facility. Outstanding letters of credit totaled $19.7 million, which consisted of letters of credit outstanding for EMC, EM Europe and EM Singapore of $12.9 million, $1.6 million and $5.2 million, respectively. EMC’s outstanding letter of credit balance includes a letter of credit issued in the amount of $5.0 million that supports the local credit facility of EM FZE. Total remaining borrowing availability, net of reserves, under the ABL Facility at December 31, 2009 was $93.9 million, based on the value of our borrowing base on such date.

As of March 31, 2010, there was no outstanding balance for cash borrowings under the ABL Facility. Outstanding letters of credit totaled $20.3 million, which consisted of letters of credit outstanding for EMC, EM Europe and EM Singapore of $12.4 million, $1.5 million and $6.4 million, respectively. EMC’s outstanding letter of credit balance includes a $5.0 million letter of credit issued to support the local credit facility of EM FZE. Total remaining borrowing availability, net of reserves, under the ABL Facility at March 31, 2010 was $73.5 million, based on the value of our borrowing base on such date.

As of December 31, 2008, the outstanding balance for cash borrowings under the ABL Facility was $3.4 million which consisted of balances outstanding at EMC and EM Canada of $1.8 million and $1.6 million and at weighted average interest rates of 4.00% and 5.00%, respectively. Outstanding letters of credit totaled $50.6 million, which consisted of letters of credit outstanding for EMC, EM Europe and EM Singapore of $28.5 million, $15.4 million and $6.7 million, respectively. EMC’s outstanding letter of credit balance includes a letter of credit issued in the amount of $11.2 million that supports the local credit facility of EM FZE. Total remaining borrowing availability, net of reserves, under the ABL Facility at December 31, 2008 was $119.8 million, based on the value of our borrowing base on such date.

The ABL Facility contains a minimum fixed charge coverage ratio covenant of not less than 1.25 to 1.00 that applies if our aggregate borrowing availability is reduced below $25.0 million, or the sum of EMC and EM Canada availability is less than $15.0 million until the date that both aggregate availability is greater than $30.0 million and the sum of EMC and EM Canada availability is greater than $20.0 million for a consecutive ninety day period, and no default or event of default exists or has existed during the period. The ABL fixed charge coverage ratio is a ratio of our earnings before interest, depreciation and amortization, and income taxes, subject to certain adjustments and minus capital expenditures and cash taxes, to the sum of our cash interest expense, scheduled principal payments, cash management fees, dividends and distributions and cash earnout or similar payments, all as more specifically defined in our ABL Facility. It is calculated as of the end of each of our fiscal quarters for the period of the previous four fiscal quarters. As of the twelve months ended December 31, 2009 and March 31, 2010, our ABL Facility fixed charge coverage ratio was below 1.25 to 1.00. Although the ABL Facility fixed charge coverage ratio covenant was not applicable because our aggregate borrowing availability was above the applicable thresholds, there can be no assurance that our borrowing availability will not fall below one of the applicable thresholds in the future. Our borrowing availability could decline if the value of our borrowing base (which is calculated based on a percentage of our eligible inventory and accounts receivable) declines, the administrative agent imposes reserves in its discretion, our borrowings under the ABL Facility increase or for other reasons. In addition, the agents under the ABL Facility are entitled to conduct borrowing base field audits and inventory appraisals periodically, which may result in a lower borrowing base valuation. Our failure to comply with the ABL minimum fixed charge coverage ratio at a time when it is applicable would be an event of default under the ABL Facility, which could result in a default under and acceleration of our other indebtedness. See “Risk factors—Risks relating to the notes—Borrowing availability under our ABL Facility is subject to a borrowing base limitation that fluctuates from time to time and is subject to redetermination.”

We believe that the inclusion of the ABL fixed charge coverage ratio calculation provides useful information to investors about our compliance with the minimim fixed charge coverage ratio covenant in our ABL Facility. The ABL fixed charge coverage ratio is not intended to represent a ratio of our fixed charges to cash provided by operating activities as defined by generally accepted accounting principles and should not be used as an alternative to cash flow as a measure of liquidity. Because not all companies use identical calculations, this fixed charge coverage ratio presentation may not be comparable to other similarly titled measures of other companies.

The ABL Facility also contains other affirmative and negative covenants, including, among others, limitations on:

•	the incurrence of additional indebtedness and liens;

•	the payment of dividends and distributions;

•	the making of investments, loans and advances;

•	transactions with affiliates; and

•	mergers and the sale of assets.

Under the ABL Facility, our first-tier operating companies, EMC and EM Europe, may pay dividends and make distributions to EM II LP, directly or indirectly, to the extent EM II LP uses such dividends or distributions to (1) repurchase its equity interests from present and former directors, officers and employees (subject to a $2.0 million cap), (2) pay management fees to JCP and (3) pay its corporate overhead and operating expenses. EMC and EM Europe may also pay dividends and make distributions to EM II LP, directly or indirectly, so long as no default has occurred which is continuing and the availability of EMC and the availability of EM Europe, respectively, is not less than $15.0 million. EM II LP may pay dividends from the amounts received from its subsidiaries so long as no default has occurred which is continuing and aggregate availability is at least $40.0 million.

The ABL Facility permits us to allocate cash flow and resources freely among (1) the parent entities of EMC and EM Europe, (2) EMC and its U.S. subsidiaries, (3) the Canadian loan parties, (4) the U.K. loan parties, (5) the Singapore loan parties, (6) the UAE loan parties and (7) subject to various availability thresholds and caps, among all loan parties and otherwise by any loan party in or to any other person.

Events of default under the ABL Facility include, but are not limited to, a default in the payment of any principal, interest or fees due under the ABL Facility; a breach of representations, warranties or covenants; a default or acceleration in the payment of any material indebtedness; events of bankruptcy, insolvency or the like; becoming subject to certain judgments or pension liabilities; a change in control; and the invalidity of the related guarantees, security interests or agreements. If an event of default shall occur and be continuing under the ABL Facility, either the administrative agent or the requisite lenders may accelerate the maturity of the ABL Facility and/or terminate the lending commitments thereunder. The covenants, events of default and acceleration rights described above are subject to important exceptions and qualifications, which are described in the ABL Facility.

In connection with the offering of the initial notes, we entered into an amendment to our ABL Facility to, among other things, permit the issuance of the initial notes. The amendment also increased the unused line fee from 0.35% to 0.50%, or 0.50% to 0.65%, depending on the borrowing entity, the currency of the particular borrowing and the applicable average borrowing availability for a certain period.

EM FZE Local Facility. EM FZE has a credit facility with local lenders in Dubai under which it has the ability to borrow up to the lesser of $15.0 million or the amount it has secured by a letter of credit. Currently, EM FZE may borrow up to $5.0 million because the facility is secured by a letter of credit in the amount of $5.0 million issued under our ABL Facility. Borrowings on the local facility bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used for the issuance of letters of credit to support the trade activity of EM FZE. As of December 31, 2009 and March 31, 2010, there were no cash borrowings under the local facility.

First Lien Term Loan and Second Lien Term Loan Agreements. On May 11, 2007, EM II LP, EMC and EM Cayman entered into a first lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc. and certain other financial institutions. Also on May 11, 2007, EM II LP and EMC entered into a second lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc. and certain other financial institutions. Under the first lien term loan credit agreement, EMC incurred $280.0 million of first lien term loans and EM Cayman incurred $145.0 million of first lien term loans. Under the second lien term loan credit agreement, EMC incurred a $75.0 million second lien term loan. As described in “Use of Proceeds,” we used the net proceeds of the offering of the initial notes to payoff all indebtedness under the term loans.

As a result of the issuance of the initial notes and the repayment of the first lien and second lien term loans of $490.4 million as described above and under “Use of proceeds,” we expensed approximately $7.2 million of interest rate swaps as the Company no longer has interest payments indexed to floating rate debt instruments. In addition, we wrote-off approximately $7.5 million in deferred financing costs from the first lien and second lien term loans.

Note Payable to Sellers of PetroSteel. In connection with the PetroSteel acquisition, EMC issued a three-year, $4.0 million subordinated note to the sellers of PetroSteel, with principal and interest due May 2010. The note accrues interest at a rate of 8% per annum compounded annually.

Senior Secured Notes. We have outstanding $465.0 million aggregate principal amount of 12.25% Secured Senior Notes due 2015. Total cash interest payments required under the notes is approximately $57.0 million on an annual basis. The indenture governing the notes contains various covenants that limit our discretion in the operation of our business. It, among other things, limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens and enter into certain transactions with affiliates. It also places restrictions on our ability to pay dividends or make certain other restricted payments.

EM II LP and each of its future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebetedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary fully and unconditionally guarantee the notes on a joint and several basis. The notes and the note guarantees are secured by first-priority liens, subject to permitted liens, in the issuer’s and the guarantors’ principal U.S. assets (other than cash and cash equivalents, inventory, accounts receivable, deposit and securities accounts, other personal property relating to such inventory, accounts receivable, deposit and securities accounts and all proceeds therefrom pledged by the issuer and the guarantors, in each case now owned or hereafter acquired, all of which constitute collateral for our ABL Facility on a first-priority basis, and other than excluded assets), including material real property, fixtures and equipment, intellectual property and capital stock of EM II LP’s restricted subsidiaries (which, in the case of non-U.S. subsidiaries, is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary) The notes and guarantees are also secured by second-priority liens, subject to permitted liens, in the issuer’s and the guarantors’ assets securing the ABL Facility on a first-priority basis (other than excluded assets).

All of the subsidiaries that constitute the reportable segments of our Eastern Hemisphere market, and one of the subsidiaries that constitutes our Western Hemisphere reportable segment (EM Canada), are non-U.S.

subsidiaries and, therefore, will not guarantee the notes. See note 22 of the notes to our audited consolidated financial statements included elsewhere in this prospectus. The notes and the guarantees are structurally subordinated to all existing and future indebtedness, including under our ABL Facility and the guarantees thereof and trade payables, of our non-guarantor subsidiaries. EM II LP and each of its future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of the issuer or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary, will fully and unconditionally guarantee the notes on a joint and several basis. Currently, there are no subsidiary guarantors.

Newbridge, Scotland facility lease. In connection with the MIM Acquisition on December 16, 2005, EM Europe sold land, an office building and two warehouses at its Newbridge location for $23.0 million, less fees of approximately $0.3 million. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each unless cancelled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceed 90% of the fair value of the leased asset. The lease requires an annual rental payment of £1.2 million, or $1.8 million (at March 31, 2010 exchange rates), which is subject to adjustment based on the U.K. consumer price index on the fifth anniversary of the inception of the lease and every two years thereafter, and payment of customary operating and repair expenses. Pipe Acquisition Limited entered into a guarantee in respect of the obligations of EM Europe under the lease.

Third party guarantees

In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of our subsidiaries. For guarantees with commitments outstanding at March 31, 2010 and December 31, 2009, the maximum potential amount of future payments (undiscounted) within one year for non-performance totaled $7.8 million and $27.6 million, respectively. For guarantees outstanding at March 31, 2010 and December 31, 2009, there were no commitments for non-performance beyond one year.

Commitments and contractual obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables as of December 31, 2009. The information presented in the table below reflects management’s estimates of the contractual maturities of our obligations. These maturities may differ significantly from the actual maturities of these obligations.

	Payments due by period ending December 31,
(dollars in millions)	2010	2011 and 2012	2013 and 2014	2015 and thereafter	Total
Contractual obligations
Long-term debt(1)	$4.9	$—	$—	$—	$4.9
Notes offered hereby(2)	32.1	113.9	113.9	493.5	753.5
Capital lease(3)	1.9	3.9	3.9	30.5	40.2
Operating lease obligations	2.7	5.2	2.5	0.9	11.3
Derivative instruments—
Foreign currency exchange contracts(4)	0.2	—	—	—	0.2
Interest rate swaps/collar	7.2		—	—	7.2
Purchase commitments(5)	114.2	—	—	—	114.2

Total	$163.2	$123.0	$120.3	$524.9	$931.5

(1)	Includes $4.9 million under our note payable to the sellers of PetroSteel at December 31, 2009.

(2)	Includes $465.0 million of aggregate principal amount of the initial notes. This also includes current interest payment obligations on the notes of $57.0 million per annum. The notes were issued at a price of 99.059% of their face value, resulting in approximately $460.6 million of gross proceeds. The discount of approximately $4.4 million will be amortized and included in interest expense until the notes mature.
(3)	Includes interest obligations under our Newbridge, Scotland facility capital lease at 9.16%, the implicit interest rate.
(4)	Represents the notional value of foreign currency contracts to purchase and sell foreign currencies at specified forward rates in connection with our foreign currency hedging policy.
(5)	Includes purchase commitments for inventory. We enter into purchase commitments on as-needed basis, typically daily, but these commitments generally do not extend beyond one year. As of March 31, 2010, total inventory purchase commitments outstanding was $125.6 million.

Recent accounting pronouncements

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by us as of the specified effective date.

Business combinations, ASC Topic 805 (“ASC 805”)—On January 1, 2009, we adopted changes issued by the FASB for accounting for business combinations. The new guidance sets forth how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. For any transaction, the acquiring entity with limited exceptions will be required to recognize all the assets acquired and liabilities assumed at the acquisition date fair value. The guidance also sets forth disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

Consolidation accounting, ASC Topic 810 (“ASC 810”)—Effective January 1, 2009 for us, ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within partners’ (deficit) capital on the consolidated balance sheet. While control is retained, any changes in the ownership interests will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of partners’ (deficit) capital during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively.

Derivative and hedging, ASC Topic 815 (“ASC 815”)—In March 2008, the FASB issued new accounting guidance, intended to improve financial reporting for derivative instruments and hedging activities and to enable investors to better understand derivative and hedging effects on an entity’s financial position, financial performance and cash flows, the guidance requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features relating to credit risk. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The adoption of these changes did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance under Financial Instruments, ASC Topic 825 (“ASC 825”), which requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. Prior to the issuance of ASC 825, fair values for financial instruments were only disclosed once a year. ASC 825 is effective for interim reporting periods ending after June 15, 2009. ASC 825 does not require disclosures for earlier periods presented for comparative purposes at initial adoption, and, in periods after initial adoption, requires comparative disclosures only for periods ending after initial adoption. Our adoption of the provisions of ASC 825 did not have a material impact on our consolidated financial statements.

Generally accepted accounting principles, ASC Topic 105 (“ASC 105”)—In June 2009, the FASB issued guidance which divides nongovernmental U.S. GAAP into the authoritative Codification and guidance that is nonauthoritative. The Codification is not intended to change U.S. GAAP; however, it does significantly change the way in which accounting literature is organized and because it completely replaces existing standards, it has affected the way most companies reference U.S. GAAP in their financial statements and accounting policies. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

Intangibles—Goodwill and Other, ASC Topic 350 (“ASC 350”)—In April 2008, the FASB issued ASC 350 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The objective of this ASC is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP principles. ASC 350 is effective for fiscal years beginning after December 15, 2008. On January 1, 2009, we adopted ASC 350. There was no significant impact to our consolidated financial statements from the adoption of ASC 350.

Subsequent Events, ASC Topic 855 (“ASC 855”)—In May 2009, the FASB issued ASC 855 which requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal years and interim periods ending after June 15, 2009. On June 1, 2009, we adopted ASC 855. There was no significant impact to our consolidated financial statements from the adoption of ASC 855.

Off-balance sheet arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

As of December 31, 2009 and March 31, 2010, we had $19.7 million and $20.3 million of letters of credit outstanding, respectively. For guarantees with commitments outstanding at March 31, 2010 and December 31, 2009, the maximum potential amount of future payments (undiscounted) within one year for non-performance totaled $7.8 million and $27.6 million respectively. For guarantees with commitments outstanding at March 31, 2010 and December 31, 2009, there were no potential future payments.

Quantitative and qualitative disclosures about market risk

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates.

Management is responsible for raising financing for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Our treasury operations are conducted under the oversight of management, who receive regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. Our policy on foreign exchange rate hedging requires that only known, firm commitments are hedged and that no trading in financial instruments is undertaken.

Our principal risks are exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Interest rate risk

We are exposed to interest rate risk related to changes in interest rates on our variable rate debt. At March 31, 2010 and December 31, 2009, there were no cash borrowings outstanding under the ABL Facility.

Prior to the issuance of the Notes on December 23, 2009, to mitigate the interest rate risk related to a portion of our variable rate debt on our first and second lien term loans, we entered into three interest rate swap agreements which terminated recently, on August 13, 2009. Under these agreements, we paid fixed interest rates for varying periods and received floating interest rate payments. These interest rate swaps were based on the 3-month LIBOR. The interest rate swaps had notional values of $175.0 million, $100.0 million and $75.0 million with fixed interest rates of 5.15%, 4.88% and 5.19%, respectively.

Additionally, we also entered into an interest rate swap and an interest rate collar that converts a notional principal of $75.0 million and $100.0 million, respectively, under the first lien term loan from floating interest rate to fixed interest rate payments. Both the $75.0 million interest rate swap and the $100.0 million interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75.0 million interest rate swap, related to our first lien term loan that was repaid on December 23, 2009, pays a fixed rate of interest of 4.88% while simultaneously receiving floating rate interest payments, which was set at 0.25% at March 31, 2010 on the same notional amount. The $100.0 million interest rate collar, related to the first lien term loans incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At March 31, 2010, we were paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.25% on the same notional amount. The interest rate collar is scheduled to terminate on August 17, 2010.

In connection with the second lien term loans, we entered into an interest rate swap that converts an aggregate notional principal of $75.0 million under the second lien term loan, which was also repaid on December 23, 2009, from floating to fixed interest rate payments. Under this swap agreement, we pay a fixed rate of interest on an aggregate notional principal amount of $75.0 million of 5.19%, while simultaneously receiving a floating rate interest payment currently set at 0.25% as of March 31, 2010 on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

Borrowings under EM FZE’s credit facility with local lenders in Dubai bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. This facility is supported by a letter of credit in the amount of $5.0 million issued under our ABL Facility. This local facility is primarily used for the issuance of letters of credit for trade purposes. As of March 31, 2010, there were no outstanding cash borrowings on this local facility.

Interest rate sensitivity

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, which is our reporting currency. The instrument’s actual cash flows are denominated in U.S. dollars.

(dollars in thousands, except percentages)	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
Long term debt
Fixed rate	$4,916	$—	$—	$—	$—	$465,000	$469,916	$460,616
Average interest rate	8.00%	—	—	—	—	12.25%	—	—
Variable Rate	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate	—	—	—	—	—	—	—	—
Interest rate derivatives
Interest rate swaps and collar(1)	$7,159	$—	$—	$—	$—	$—	$7,159	$7,159
Variable to fixed(2)
Average pay rate	0.27%	—	—	—	—	—	—	—
Average receive rate	5.05%	—	—	—	—	—	—	—

(1)	As of March 31, 2010 the fair value of the interest rate swaps and collar was a liability of $4.3 million.
(2)	The 2010 pay/receive rates include the interest rate swaps and collar which are scheduled to terminate on August 17, 2010.

Foreign currency risk

We assess currency exchange exposure on certain monetary assets and liabilities and enter into financial instruments as we believe is necessary to manage this risk. During the normal course of business, we are exposed to foreign currency risk. This risk can create volatility in earnings and cash flows from year to year. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales.

In our business, we may enter into purchase and sales commitments that are denominated in a foreign currency. Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases and sales of certain inventories. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales. We do not use derivative financial instruments for speculative purposes.

The fair value of these foreign currency forward derivative contracts was a liability of $0.2 million and a liability of $0.2 million at December 31, 2009 and March 31, 2010, respectively. At December 31, 2009 and March 31, 2010, the total notional amount of outstanding currency exchange contracts was $10.1 million and $8.3 million, respectively.

Exchange rate sensitivity

The table below provides information about our derivative financial instruments, other financial instruments, and firmly committed sales and purchase transactions by functional currency and presents such information in U.S. dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements, and firmly committed U.S. dollars, U.K. pounds, UAE dirhams, Euro, Singapore dollars and Australian dollars sales and purchase transactions. For firmly committed sales and purchase transactions, sales and purchase amounts are presented by the expected transaction date, which are not expected to exceed one year. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected contractual maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected maturity date						Total	Fair value
December 31, 2009 (in dollars, except exchange rates)	2010	2011	2012	2013	2014	Thereafter
On balance sheet financial instruments
U.S. dollars functional currency—PTE
Asset	2,357	—	—	—	—	—	2,357	2,357
Liability	(79,888)	—	—	—	—	—	(79,888)	(79,888)
U.K. Pounds functional currency
Asset	26,807	—	—	—	—	—	26,807	26,807
Liability	(12,924)	—	—	—	—	—	(12,924)	(12,924)
U.S. dollars functional currency—UAE
Asset	—	—	—	—	—	—	—	—
Liability	(118,011)	—	—	—	—	—	(118,011)	(118,011)
Anticipated transactions and related derivatives
U.S. dollars functional currency
Firmly committed transactions:
Sales	121,987	—	—	—	—	—	121,987	—
Purchase orders	(4,368,431)	—	—	—	—	—	(4,368,431)	—
Forward exchange agreements:
(Receive $/Pay Euro)—by currency	(59,919)	—	—	—	—	—	(59,919)	—
Contract amount ($)	88,081	—	—	—	—	—	88,081	1,995
Average contractual exchange rate	1.47	—	—	—	—	—	1.47	—
Pay $/Receive Euro—by currency	2,620,260	—	—	—	—	—	2,620,260	—
Contract Amount ($)	(3,957,524)	—	—	—	—	—	(3,957,524)	(185,468)
Average contractual exchange rate	1.51	—	—	—	—	—	1.51	—
Pay $/Receive £—by currency	230,642	—	—	—	—	—	230,642	—
Contract amount ($)	(382,865)	—	—	—	—	—	(382,865)	(12,141)
Average contractual exchange rate	1.66	—	—	—	—	—	1.66	—
(Receive $/pay S$)—by currency	(47,130)	—	—	—	—	—	(47,130)	—
Contract amount ($)	33,906	—	—	—	—	—	33,906	361
Average contractual exchange rate	1.39	—	—	—	—	—	1.39	—
(Pay $/receive S$)—by currency	38,978	—	—	—	—	—	38,978	—
Contract amount ($)	(28,042)	—	—	—	—	—	(28,042)	(290)
Average contractual exchange rate	1.39	—	—	—	—	—	1.39	—

December 31, 2009 (dollars in thousands, except exchange rates)	Expected maturity date						Total	Fair value
	2010	2011	2012	2013	2014	Thereafter
On balance sheet financial instruments
U.K. pounds functional currency
Firmly committed transactions:
Sales	394,505	—	—	—	—	—	394,505	—
Purchase orders	(3,074,403)	—	—	—	—	—	(3,074,403)	—
Forward exchange agreements:
(Receive £/pay Euro)—by currency	(2,274,230)	—	—	—	—	—	(2,274,230)	—
Contract amount (£)	2,047,299	—	—	—	—	—	2,047,299	26,807
Average contractual exchange rate	1.11	—	—	—	—	—	1.11	—
(Pay £/receive Euro)—by currency	431,360	—	—	—	—	—	431,360	—
Contract amount (£)	(394,506)	—	—	—	—	—	(394,506)	(11,334)
Average contractual exchange rate	1.09	—	—	—	—	—	1.09	—
(Receive £/Pay $)—by currency	(1,669,044)	—	—	—	—	—	(1,669,044)	—
Contract amount (£)	1,027,104	—	—	—	—	—	1,027,104	(1,590)
Average contractual exchange rate	1.63	—	—	—	—	—	1.63	—
As of and for the year ended December 31, 2009 and as of and for the three months ended March 31, 2010, approximately 16% and 19% of our sales, respectively, and 16% and 16% of our total assets, respectively, were denominated in U.K. pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the U.K. pound relative to the U.S. dollar may negatively impact our sales, cash flows and net income.

Credit risk

We believe our credit risk on liquid resources and derivative financial instruments is limited because the counterparties are generally banks with high credit ratings assigned by international credit-rating agencies. We have no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

BUSINESS

Our company

We are a leading global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. Our product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials.

Our sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on five continents. This allows us to supply and service projects in remote and challenging locations, while also supporting the daily maintenance, repair and operation (“MRO”) requirements of installed facilities. The severe conditions in which many of our products operate often result in significant wear and tear on the products, which generally necessitates regular maintenance and replacement of the products. MRO revenue represented approximately 30% of our total revenue during the three months ended March 31, 2010. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive specialty product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and project management and procurement services. These services include inventory management and just-in-time product delivery, which we believe allows our customers to reduce their inventory carrying costs.

Our customers include engineering, procurement and construction (“EPC”) firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities. We believe that our ability to service both complex project expenditures and the MRO requirements of installed facilities for customers uniquely sets us apart from most of our competitors. For the three months ended March 31, 2010, approximately 70% of our total revenue was attributable to customers that operate in or service the energy infrastructure markets and, within those markets, approximately 69% of our total revenue was attributable to customers that operate in or service the oil and natural gas industry.

We separate our business into two geographic markets—the Western Hemisphere and the Eastern Hemisphere. We are capable of offering our complete product line in both markets. For the three months ended March 31, 2010, approximately 40% of our revenue was from the Eastern Hemisphere market and 60% was from the Western Hemisphere market.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past five years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. Following each acquisition, we were able to enhance operating results by fully integrating the acquired businesses and product lines across our global platform with limited incremental overhead costs.

Our industry

In our experience, over the past decade, both vendors and end users have increasingly focused on efficiently managing their sales and supply chains, often by using distributors like us. There has been significant consolidation among our vendors, and we believe this consolidation has led to a greater focus on core competencies of production and product development rather than sales, marketing and logistics. As a result, we believe that many of our vendors are more reliant on distributors to provide products and value-added services at the local level to end customers. At the same time, we believe that many of our customers have been working to reduce the number of suppliers they utilize by shifting their expenditures to larger distributors that are able to deliver a full range of products and services across multiple locations around the world. In our experience, these customers are focused on reducing the cost of their in-house procurement and logistics operations and, as a result, rely on relationships with distributors to drive reliability, quality, consistency and purchasing leverage across their organization. We believe that we are well-suited to continue to benefit from this trend through our global distribution platform and believe that this trend will continue even in the current economic downturn as both manufacturers and customers seek to find new ways to reduce costs while maintaining product quality and service levels.

The level of our customers’ expenditures generally depends on prevailing views of future oil, natural gas, refined products, electric power, petrochemicals, mined products and civil construction supply and demand, which are influenced by numerous factors, including:

•	changes in global economic conditions;

•	changes in hydrocarbon and renewable energy prices; and

•	availability of adequate financing.

Over the past several years, the oil and gas markets have witnessed considerable price volatility. Despite this volatility and the current global economic downturn, we continue to believe that the long-term outlook for the end-markets we serve is positive. We expect that the following factors will continue to support spending and, in turn, drive demand for our specialized products:

•

Increasing global demand for crude oil and natural gas over the long term. In its “International Energy Outlook 2009” published in June of 2009, the Energy Information Administration (“EIA”) estimates that world oil and natural gas consumption will increase by 25% and 47%, respectively, between 2006 and 2030. As a supplier of specialized products to the entire global energy industry, we expect to benefit from these long-term demand trends.

•

Conventional oil and gas producing regions confronting rising depletion rates and geopolitical instability, coupled with significant capital investment in unconventional oil and natural gas production. Many of the historically important oil and gas deposits, such as those in Russia, Mexico, Venezuela, the North Sea, parts of the Middle East and conventional fields in the United States, are in structural decline. Additionally, political and civil instability continues to threaten existing production in several major producing regions, including the Middle East and West Africa. To replace existing production, the oil and gas industry has focused its attention on increased capital investments in large scale resources that have historically been underexploited for economic or geopolitical reasons. We believe many of these resources require significant infrastructure investment to develop and deliver them to market, and we expect this to drive demand for our entire suite of products. Within North America, much of the recent focus in the oil and gas industry has been on developing unconventional natural gas fields in the United States and unconventional oil deposits in Canada. Many of these new resources exist in areas that currently lack sufficient pipeline, processing, treating and storage infrastructure. We expect that continued investment in the expansion of the natural gas transmission infrastructure will be required within these regions and we expect this to drive demand for our specialty steel pipe, fittings and valves.

Advances in technology, declining conventional reserves and continued instability in the Middle East has also increased interest in unconventional oil deposits, including Canada’s vast oil sands. Furthermore, advances in enhanced oil recovery (EOR) techniques have also led to significantly improved production results from aging oil basins. Although widespread use of these techniques is still at an early stage, the oil and gas industry already is making significant infrastructure investments to enable this type of recovery in a number of once prolific fields. We believe we are strategically positioned to meet the demand that continues to arise as a result of such investments.

•

Continuing investment in oil and natural gas transmission capacity. There is a global trend towards increasing investment in new oil and natural gas (including liquefied natural gas) transmission capacity, while, at the same time, the existing global pipeline network is aging, necessitating more maintenance and repair operations. Over the last five years, there has also been a marked increase in developing North American sources of oil and natural gas to meet domestic energy demand and to secure energy sources away from areas of political and civil instability. Furthermore, as advances in exploration methods and drilling technology have resulted in the exploitation of resources from a number of unconventional natural gas fields becoming economically feasible, numerous large-scale projects are being undertaken to transport these resources from isolated producing regions to markets that face short supply. We offer to customers the high-yield carbon steel pipe, pipe fittings and components and valves for the construction and maintenance of natural gas gathering and transmission systems.

•

Global investment in power generation capacity. We believe that substantial new electricity generation capacity is required as developing economies experience rapid population growth and industrialization. Additionally, many developed economies continue to enact regulations that promote the retirement or refurbishment of older coal and crude oil-based generation capacity. In the United States, this move toward cleaner fuels in the power generation sector has led to an increase in the role natural gas plays in the electric generation sector. We supply seamless carbon and alloy pipe, components and valves that can withstand the effects of the extremely high pressures and temperatures encountered in power generation facilities. Furthermore, we believe that the increasing focus on developing renewable sources of energy will drive demand for our product offering. As the demand for renewable projects continues to grow, we have positioned ourselves with a deep portfolio of steel offerings which meet the needs of the promising developments around wind power, biodiesel and ethanol production. Finally, we have also seen increased demand from clients in the nuclear power generation sector, and we believe we are poised to capitalize off of any changes to regulatory landscapes across the global power markets that allow nuclear energy to play an increased role in the global generation load.

•

Rising activity in developing international offshore markets. Many crude oil and natural gas producers have significant operations in international offshore markets with large untapped reserves. In many of these markets, a significant investment in production infrastructure is required to develop new crude and natural gas discoveries. Driven by technological innovations, deepwater oil and natural gas activity in international offshore markets has increased significantly over time. Exploration, drilling and production in deepwater typically requires the use of sophisticated assets that are in scarce supply or require long lead times and significant capital to fabricate, including deepwater drilling rigs and floating production facilities. We expect the demand for our specialized products to continue to rise as investment in deepwater exploration increases. We supply carbon conductor pipe that is often required to begin the drilling of an offshore well and the high-grade structural pipe, plate, and sections that are often required for the construction of drilling rigs, offshore platforms (both fixed and floating) and wellhead connections.

•

Increased focus on safety and stricter regulatory standards. Owners and operators of refining, processing and transmission infrastructure face increasingly strict government regulations and safety and environmental requirements as they manage aging infrastructure. Ensuring compliance with these regulations is expected to require higher rates of maintenance, repair, and replacement. As a result of these new regulations, companies are required to invest in training and new technology to monitor and improve the integrity of their pipelines. We offer products for the maintenance, testing and repair spending of piping systems in refineries and pipeline transmission networks.

•

Global growth in civil construction and infrastructure projects. Public infrastructure has long been a sector requiring significant capital investment in both maintenance and new construction projects. Globally, the problem of aging infrastructure has received noteworthy attention from both the political and investing communities. We supply a number of products and fabrication services to meet the demand for global civil construction and infrastructure investment.

Our competitive strengths

We consider the following to be our principal competitive strengths:

•

Our global distribution model. Our global distribution network enables us to provide our customers with procurement, project management and MRO services wherever they need them all around the world. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad specialty product offering that combines local knowledge and presence to meet our customers’ needs for the purchase and delivery of high-performance specialty steel products. We efficiently procure and deliver a broad range of products, some that otherwise might require large orders with long lead times, to customers who may not have the relationships, resources or logistical support and who may not be purchasing in sufficient volume to independently procure supplies for their projects or MRO needs. In addition, we use our market knowledge, product expertise and vendor relationships to provide our customers with complete logistical support for their projects, including inventory management and just-in-time product delivery on a worldwide basis.

•

We have strong vendor relationships. We are a volume purchaser with a global footprint of specialty steel products. We believe that we serve as a critical link between our vendors desire for competent global distribution and our customers. We believe that many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe that we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate. Although we concentrate our purchasing power on a select group of highly valued vendors, we currently have multiple sources for the products that we distribute and are not dependent on any single manufacturer.

•

We have a knowledgeable and experienced sales force. We believe that our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. Our offices are staffed by personnel with knowledge of our customers’ market and product requirements, local market conditions and codes and regulations. Our sales specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers. We believe that this enables our customers to focus on the maintenance of their installed facilities and the engineering, design and construction elements of their projects with the knowledge that the components we provide will be delivered as they are needed.

•

Our senior management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. Many of our senior managers have experience that is specific to the relevant industries and geographies we serve and in acquiring and integrating new businesses. In addition, our management team owns approximately 28% of our partnership units (on a fully diluted basis), and the compensation of our senior managers is tied to financial performance measures, which we believe further aligns their interests with those of the Company.

Our business strategy

We intend to continue to grow our business by utilizing the following strategies:

•

Increasing the size of our addressable market and our overall market presence. We seek to attract new customers in the geographic areas and product markets we currently serve by capitalizing on our ability to service both the project and the MRO requirements of our customers. We also intend to expand our overall specialty product offering to fit our customers’ planned capital expenditure requirements and meet their ongoing MRO needs. Lastly, we will continue to expand and further penetrate the geographic markets we serve by establishing new sales representative/distribution offices, entering into joint ventures and other similar arrangements, acquiring existing businesses and increasing our sales force. Through these efforts we will seek to capture a higher portion of our customers’ overall spending on specialty products, including planned capital expenditures and ongoing MRO needs. During 2009, we opened offices in Brazil, India, the United Kingdom (London) and through a joint venture in Saudi Arabia.

•

Leveraging our investment in people, locations and systems. We plan to leverage our global scale, specialty product offering, robust information systems and trained and experienced personnel to help our customers optimize their procurement practices. We believe that we can leverage this investment to gain share in existing, developed markets and to achieve greater penetration of emerging high-growth markets (particularly in those where we already have a presence). Our hiring practices, training, business systems, product additions, inventory and location development will be guided by the need to meet our customers’ requirements.

•

Optimizing our vendor relationships, purchasing and inventory levels. We intend to utilize our position as a leading global distributor to maintain suitable inventories and access to production of specialty steel products. We believe our customers and vendors appreciate this important and deep relationship we have in providing timely purchasing and availability of product to the markets we serve. This also allows us to negotiate preferred pricing with some of our vendors.

•

Combining to implement our financial strategy. We intend to continue to manage working capital to maximize cash flow from operations through thorough credit analysis and aggressive inventory control, leverage our sales growth through selling, general, and administrative expense controls and maintain a revenue stream balanced between project business and recurring MRO business.

•

Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. In particular, we will consider investments that enhance our global presence and enable us to leverage our existing operations. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into emerging markets and to better serve our growing customer base in these regions.

Geographical markets

Our global operations are managed through two geographic markets—the Western Hemisphere and the Eastern Hemisphere. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. The Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the U.K. (Europe/West Africa), Singapore (Asia/Pacific), UAE (Middle East) and, beginning in the first quarter of 2010, Brazil. We believe that these segments enable us to effectively serve our customers worldwide.

Western Hemisphere. Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution. For the three months ended March 31, 2010, sales in our Western Hemisphere market comprised 60% of our total sales.

Eastern Hemisphere. Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific, the Middle East and South America. In addition, our Bahraini joint venture operates in Saudi Arabia through a service contract arrangement. We stock inventory at six locations throughout the Eastern Hemisphere. For the three months ended March 31, 2010, sales in our Eastern Hemisphere market comprised 40% of our total sales for the period.

See note 12 of the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding our sales and assets by geographical area.

Revenue sources

We do not manufacture any products. We are a distributor/reseller of our vendors’ manufactured products. Through our operating subsidiaries, we purchase specialty steel products from a number of vendors worldwide, but primarily from vendors located in Germany, Italy, Japan, South Korea and the United States. Our operating subsidiaries in the Western Hemisphere are primarily responsible for sales and fulfillment efforts for customers in the Western Hemisphere and our operating subsidiaries in the Eastern Hemisphere are primarily responsible for sales and fulfillment efforts for customers in the Eastern Hemisphere.

In anticipation of the aggregate future needs of our customers, we purchase specialty steel products in larger quantities that are efficient for our vendors to produce. We also purchase these products in smaller quantities in response to specific requests from our customers. In making purchasing decisions, we use general economic indicators, inquiries, orders and continuous interaction with our customers to help us determine customer usage patterns, expected delivery dates and the nature of active projects in the market. Our company-wide management information system assists us in evaluating historical usage, the inventory at each of our locations and other purchasing data.

Our vendors generally use third-party freight carriers to ship these products to our customers at our direction or to us. When we ship products to our customers from inventory on hand, we also predominantly use third-party freight carriers.

We generate substantially all of our revenues from the sale of our products to third parties. Through third party service providers, we also offer a wide range of cutting and finishing services for our products. Our fees for these services are incorporated into our sales price. Freight costs are generally included in our sales price as well.

Products

We distribute specialty steel and alloy products for use primarily in specialized applications throughout the energy infrastructure markets. Our product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. Our products are used in the onshore exploration, gathering and transmission of oil and gas refining, exploration, gathering and transmission of offshore production, platform construction, mechanical construction, hydrocarbon, nuclear and renewable power generation, petrochemical, mining and certain civil construction applications. They are used for maintenance and repair projects, expansions of infrastructure and development projects.

Primary products

Carbon and Alloy Steel Pipe. We offer a full range of seamless and welded carbon and alloy pipe used for high pressure, load bearing, compression, severe corrosion and extreme temperature resistance applications for oil and natural gas gathering and transmission, refining, hydrocarbon, nuclear and renewable power generation, petrochemical, mining and civil construction applications. Structural applications of our pipe offering include civil, offshore jackets, topsides, jack up drilling rig braces and onshore production facilities. Down-hole applications include marine riser and conductor, booster line and annulus pipe.

Pipe components, fittings and flanges. We offer a complete line of carbon and alloy components, fittings and flanges used primarily to connect piping systems for high pressure, severe corrosion and extreme temperature resistance applications for oil and natural gas gathering and transmission, refining, hydrocarbon, nuclear and renewable power generation applications, petrochemical, process and mining.

Structural sections and plate. Products offered include universal beams, columns, channels, flats, angles, hollow sections and specialty rolled quenched and tempered plates in engineered lengths, widths and thicknesses. The primary market served is conventional and severe service offshore and deep water drilling, production facilities and certain civil construction projects. Principal end uses include offshore jackets, topsides, jack up drilling rigs, onshore production assemblies and load bearing civil installations.

Valves. Our full line of ball, check, gate, globe, butterfly, needle and plug valves are used to connect to piping systems regulating flow and pressure of various gases and fluids. End markets served include production, gathering, transmission, refining and certain industrial applications. When required, we offer full actuation packages.

Customers

We market products to customers located around the world who are involved throughout the complete scope of the energy industry. Our customers are generally large, well capitalized companies who are recognized as leaders in their respective industries. Our customers include EPC firms, equipment fabricators, multi-national and major national integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities. For the three months ended March 31, 2010, our top ten customers accounted for approximately 39% of our total sales.

Customer support

Complete procurement and project management services. We believe that our customers require us to supply a full range of products to meet the needs of their complex projects and applications. Accordingly, we are able to provide complete procurement services that we believe to be of significant value to our customers, particularly where the range of products required is beyond the scope of one or more distributors or manufacturers. We further believe that our customers appreciate the convenience of being able to place a single purchase order covering a full range of specialty products required for a project, rather than having to manage numerous providers.

We believe that we meet our customers’ requirements through the integration of our significant levels of stock with access to direct mill supply sources. Given our significant levels of stock, we can often fulfill many of our customers’ requirements immediately and expedite delivery. Our mill relationships allow us to efficiently source and deliver the products we do not have on hand. We believe that this full service approach maximizes material availability while retaining optimum project cost controls. We also offer a wide range of cutting and finishing services primarily through third parties.

Maintenance and repair operations. Our business model allows us to meet the ongoing MRO needs of our clients’ installed facilities. Our large inventory of specialized steel products in strategic global locations can provide the immediate delivery of solutions that fit our customers’ requirements, which are often time-sensitive. We also maintain the ability to access inventories globally, allowing our offices to ship from any of our locations.

Logistics. Our customers’ requirements for delivery to various fabrication destinations and ultimate end-use locations are often complex and time-sensitive. We provide extensive project management support, coordinated shipping expertise and if required, just-in-time delivery of maintenance and repair components. Our regional and branch networks allow us to respond to our customers’ global logistical needs with local contacts and assistance and to fulfill both project and expedited shipping requirements.

Sales and marketing

Our sales force operates under a branch, market segment and product specialist model. Managers employ a mix of market and product specialist and internal and external sales representatives in their respective territories. The sales representatives are located at various branch locations and are responsible for order solicitation, account and relationship management and market development. Managers have responsibility for pricing, order placement and fulfillment, logistics, customer service, business development and marketing strategies. Managers report to geographic market executives who have responsibility for the management, implementation and execution of our sales and marketing strategy.

Geographical executives and their managers are assisted by warehousing and logistics personnel and by a product and inventory management team that is responsible for procurement, pricing, product forecasting, inventory control and vendor development.

Vendors

We have mutually beneficial, longstanding relationships with an established network of vendors. This network of vendor relationships enables us to offer and distribute a considerable breadth of products. For the three months ended March 31, 2010, approximately 48% of our purchases were from our top ten vendors. Focusing our purchasing power on certain vendors’ specialty product niches has resulted in favored status with many of our vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and for which they have fewer substitutes. Although we concentrate our purchasing power on a select group of highly valued vendors, we have multiple sources for the products we distribute and are not dependent on any single vendor.

We are a volume purchaser of high-specialty steel products and provide significant value-added support as an intermediary between high-grade steel manufacturing vendors and end-users. There are a limited number of vendors with the capabilities to produce these steel products, and we believe that we have demonstrated to our vendors over time that we are a high quality, reliable and high-volume purchaser of their products. In addition, our significant participation in large long-term projects enables us to plan our purchases and provides our vendors with critical visibility to schedule their production. As a result, we have developed strong, longstanding relationships with an established network of steel manufacturing vendors that we believe would be difficult for others to replicate.

Intellectual property

We have registered the EDGEN MURRAY mark in the United States, Mexico, Australia, the European Union, Norway, Singapore, Malta, Chile, Colombia, the Dominican Republic, Ecuador, Panama, Peru, Bahrain and Saudi Arabia. We have registered the EDGEN MURRAY mark with the World Intellectual Property Organization (WIPO). The International Registration claims protection of the EDGEN MURRAY mark in Azerbaijan, the European Union, Norway, Singapore, Switzerland, Cyprus, the Czech Republic, Iceland,

Morocco and Russia. Protection has been granted by the local trademark offices in the European Union, Norway, Australia and Singapore (as noted above), and is pending in the remaining jurisdictions. We have pending applications in Argentina, Brazil, Canada, Malaysia, South Africa, Egypt, Nigeria, Kazakhstan, Venezuela, Puerto Rico and the UAE. We claim common law rights in the EDGEN MURRAY mark in those jurisdictions that recognize trademark rights based on use without registration. We also claim common law trademark rights to a number of other names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, PetroSteel™, Equipment Valve & Supply™, Pro Metals™ and Radnor Alloys™, although we have not applied for U.S. federal or international registration for them.

We recognize the importance to our business of the various intellectual property rights, including trademarks, that we use. While we acknowledge that the statutory rights arising from a successful trademark registration generally gives greater certainty as to the ownership of the registered mark as well as making enforcement of the owner’s rights against third parties easier than if it had to rely on the enforcement of its unregistered rights in the mark, we nevertheless believe that adequate protection of the goodwill in the marks used by our business is afforded through the various unregistered rights that are acquired simply by use over a period of time in a number of the jurisdictions in which we operate. Where intellectual property rights used by our business are not owned by us, we have entered into licensing arrangements with the relevant owner.

Employees

As of March 31, 2010, our workforce consisted of 450 full-time employees, of whom 157 were sales personnel. We employed 271 people in the Western Hemisphere, and 149 employees in the Eastern Hemisphere and 30 employees in our corporate office. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be good.

Competition

Our products are sold in highly competitive markets. Companies in the markets in which we operate compete primarily on customer service, access to materials, price and ability to deliver products in a timely manner. Purchase decisions are also influenced by previous experience with a particular distributor and a distributor’s ability to supply the full range of pipes, pipe components, tubes, plate, valves and sections.

In our Western Hemisphere market, our primary competition comes from numerous smaller, privately-owned regional distributors and, in some cases, subsidiaries of large publicly-held companies. Our major competitors in our U.K. (Europe/ West Africa) segment are generally trading companies that are owned by large international steel producers. Although these competitors may have significantly greater resources than us, they do not maintain stocks of readily available products that compete with the range of products we offer. In our UAE (Middle East) segment, our principal competitors are locally owned distributors, except in the case of our specialty plate products where we again compete with trading companies owned by various international steel makers. Finally, our Singapore (Asia/Pacific) segment competes across our product lines with trading companies owned by various international steel makers and, to a lesser extent, with local Singapore based distributors.

We believe that none of our competitors offer the depth and breadth of specialty steel products that we offer in any particular market. Although we have competitors with respect to many of the specific products we offer in specific markets, who may be larger and have greater resources than we do, we believe that no competitor or small group of competitors is dominant in any of our markets. While we must be price competitive in all of our markets, we believe that our customers select our products based on local leadership, the product knowledge of our staff and our broad product offering of specialty products.

Worldwide presence

We currently own or lease facilities in ten countries: Australia, Brazil, Canada, China, India, Indonesia, Singapore, United Arab Emirates, United Kingdom and the United States. We have representative sales offices in each of these countries. 20 of our facilities stock inventory, including 14 in the United States, two in the United Kingdom, two in Canada, one in the United Arab Emirates and one in Singapore. We also have stocking facilities at one of our customer’s sites in Baku, Azerbaijan and at a third party commercial storage site in Rotterdam, The Netherlands.

We use agents in Abu Dhabi, Brunei, China, India, Indonesia, New Zealand, Qatar, Saudi Arabia, South Korea, Malaysia, Singapore, Hong Kong and Vietnam, whose properties are neither owned nor leased by us. We have a branch office in Sharjah, United Arab Emirates, which has no permanent physical presence. We lease residential premises as staff accommodations in the United Arab Emirates. We also have a joint venture in Saudi Arabia that has no physical presence.

The following table provides a summary of our facilities:

Summary of leased and owned facilities

Location	Building (sq. ft.)	Leased/ Owned	Lease Expiration	Facility description
Company Headquarters
Baton Rouge, Louisiana	17,410	Leased	2013	Office

Western Hemisphere
Houston, Texas	15,788	Leased	2014	Office
Baton Rouge, Louisiana	7,560	Leased	2010	Office/Warehouse
Broussard, Louisiana	4,500	Leased	2010	Office/Warehouse
Charlotte, North Carolina	12,550	Leased	2011	Office/Warehouse/Yard
Calgary, Alberta(1)	425	Leased	2012	Office
Edmonton, Alberta(1)	16,078	Leased	2010	Office/Warehouse
Edmonton, Alberta(1)	NA	Leased	2014	Yard
Henderson, Colorado	2,500	Leased	2010	Office/Warehouse/Yard
Houston, Texas	51,000	Leased	2014	Office/Warehouse/Yard
Houston, Texas(2)	17,750	Leased	2012	Office/Warehouse/Yard
Houston, Texas	22,191	Leased	2012	Office/Warehouse
Houston, Texas	NA	Leased	2014	Yard
Anaheim, California	13,200	Leased	2013	Office/Warehouse
Mulberry, Florida(4)	46,816	Owned	N/A	Office/Warehouse/Yard
Mulberry, Florida	NA	Leased	2010	Yard
Odessa, Texas	5,000	Leased	2012	Office/Warehouse/Yard
Port Allen, Louisiana(4)	9,500	Owned	N/A	Office/Warehouse/Yard
St. Charles, Illinois	22,000	Leased	2011	Office/Warehouse
St. Louis, Missouri	2,800	Leased	2012	Office/Yard
Conshohocken, Pennsylvania	4,175	Leased	2012	Office
Rio de Janeiro, Brazil(1)	1,010	Leased	2012	Office

Eastern Hemisphere(1)
Newbridge, Scotland	210,000	Leased	2030	Office/Warehouse/Yard
Darlington, England	2,000	Owned	N/A	Office
Kirknewton, Scotland	NA	Owned	N/A	Yard
London, England	1,494	Leased	2014	Office
Jakarta, Indonesia	1,250	Leased	2010	Office
Perth, Australia	1,287	Leased	2010	Office
Shanghai, China	1,152	Leased	2011	Office
Tuas, Singapore(3)	NA	Leased	2038	Land
Tuas, Singapore	71,687	Leased	2056	Office/Warehouse
Jebel Ali, Dubai, UAE	2,660	Leased	2019	Office/Yard
Haryana, India	1,253	Leased	2013	Office

(1)	All non-U.S. facilities are owned or leased by non-guarantor subsidiaries.
(2)	No operations at this time, as location is currently being subleased to a third party.
(3)	Represents a lease for land to build a new distribution facility in Singapore and is expected to be completed in early 2011.
(4)	This property is subject to a lien securing the notes.

We operate facilities that enable us to provide highly efficient and timely services to our customers. In 2009, we invested more than $8.0 million in these facilities. This modernization has resulted in increased operating efficiency, which we believe gives us a cost advantage over many of our competitors.

Our facilities are equipped to handle several modes of transportation including truck, rail and barge, and many facilities are in close proximity to deep water ports such as Houston, Texas; Tuas, Singapore; Jebel Ali, Dubai; New Orleans and Baton Rouge, Louisiana; Tampa, Florida; Los Angeles, California; and Grangemouth and Leith, Scotland. Shipping by rail or barge significantly lowers freight costs. Nearly all of our facilities have processing capabilities such as saw cut to length and oxy-fuel and plasma cutting, thereby enabling us to perform value-added service at the point of sale in most cases. Pick and ship capabilities are employed at our larger distribution centers.

All of our locations are certified to either ISO 9001:2000 or ISO 9001:2008 (Quality Management) and a number of our locations are additionally certified to BS EN ISO 14001:2004 (Environmental Management) and/or ISO AS/NZS 4801:2001 or OHSAS 18001:1999 (Safety Management) and the Achilles Joint Qualification System for suppliers to the oil industry in Norway and Denmark. In addition, our Western Hemisphere sites have been found to be in compliance with ISO/TS 29001:2007 (Petroleum, Petrochemical and Natural Gas Industries Requirements) and OHSAS 18001:2007 (Occupational Health and Safety Management Systems).

Information technology

We have an advanced information technology (“IT”) platform to help us manage our business. As a distributor, our primary operational focus is order management and our systems are designed to streamline the logistics involved with obtaining products from our vendors, tracking those products within our sizable inventory and delivering those products to our customers. This system uses bar coded tags and wireless handheld scanners to track the inventory in our major distribution facilities and allows our salespeople to quickly ascertain what products are available and where those products are located. The system allows for efficient pick and ship execution and is accessible from all of our locations worldwide.

In our Western Hemisphere market, business functions including order management, procurement, inventory control, accounting and finance operate on a unified Oracle platform. The 2007 acquisitions of PetroSteel and EVS have been fully integrated into this system. In our Eastern Hemisphere market, we operate under a separate ERP and financial system. Financial consolidation packages are being implemented to streamline the consolidation process between the two financial systems used in our Eastern and Western Hemisphere market. We have also begun the process of integrating both hemispheres into a single global platform using the Oracle EBS platform and expect to complete integration during 2010.

The combined system is well-protected against service disruptions. All production servers utilize highly-available components, minimizing single points of failure. The primary data center in Baton Rouge, Louisiana is further protected with redundant cooling, battery backup, generator power and carded access. Finally, a full disaster recovery site is leased in Dallas, Texas in the event the Baton Rouge systems are disrupted for an extended period of time.

Legal proceedings

We are from time to time a party to various claims and legal proceedings related to our business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition, results of operations or liquidity.

Environmental matters

Our operations are subject to various laws and regulations relating to environmental concerns. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Primary U.S. environmental laws that our operations may be subject to include the U.S. federal Clean Water Act and comparable state laws, and regulations thereunder, which regulate the discharge of pollutants into regulated waters, including industrial wastewater discharges and storm water runoff; the U.S. federal Resource Conservation and Recovery Act and comparable state laws, and regulations thereunder, which regulate the management and disposal of solid and hazardous waste; and the U.S. federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and regulations thereunder, which imposes liability for the clean-up of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal. Our operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. In addition, our operations are subject to similar non-U.S. environmental, workplace safety and worker health laws. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary and other penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws, including CERCLA and similar state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Management believes that our operations are in substantial compliance with environmental laws and regulations applicable to us.

We have not made any material expenditures during the last four fiscal years in order to comply with environmental and health and safety laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations of liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with current and future environmental or health and safety laws or regulations or to respond to any claims.

Seasonality and cyclicality

Some of our customers are in seasonal businesses, especially those customers who purchase our products for use in new capital expenditure projects at refineries, oil and natural gas infrastructure and processing and power generation plants. As a consequence, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, may fluctuate during the year. However, because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends. In addition, our sales for MRO tend not to be seasonal, and mitigate the overall effects of seasonality on our business. Sales in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

In addition, some of our customers are in cyclical businesses, in particular customers in the oil and natural gas refining industries. See “Risk factors—Risks relating to our business—Volatility in the global energy infrastructure market, and in particular a significant decline in oil and natural gas prices and refining margins, has reduced, and could reduce in the future, the demand for our products, which could cause our sales and margins to decrease.”

Working capital practices

Volatility in the specialty pipe, pipe components and high-grade structural steel industry and the price of high-grade steel tubes, valves, plate and sections used in the offshore oil and natural gas industry, from time to time, can result in significant fluctuations in cash flow supporting our working capital levels. Inventory and accounts receivable comprise a large percentage of our total assets and can vary significantly from quarter to quarter. At December 31, 2009 and March 31, 2010, inventory and accounts receivable represented approximately 46.8% and 41.9%, respectively, of total assets excluding cash. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

MANAGEMENT

Directors and executive officers

The issuer is a wholly owned subsidiary of EM II LP. The board of directors of the general partner of EM II LP controls the management and activities of EM II LP. The board of directors of the general partner is selected by and may be removed at any time by JCP.

Our executive officers and the directors of the general partner are as follows:

Name	Age	Position
Daniel J. O’Leary	54	President and Chief Executive Officer and Chairman and Director of the general partner
David L. Laxton, III	60	Executive Vice President and Chief Financial Officer
Craig S. Kiefer	56	Executive Vice President—General Manager, Western Hemisphere
Michael F.A. Craig	44	Executive Vice President—Managing Director, Eastern Hemisphere
Nicholas Daraviras	36	Director of the general partner
James L. Luikart	65	Director of the general partner
Edward J. DiPaolo	57	Director of the general partner

Daniel J. O’Leary, President and Chief Executive Officer and Chairman and Director of the General Partner, has been involved in the steel pipe and distribution industries for more than 30 years. He has served as the President and Chief Executive Officer of EM II LP or our predecessor companies since August 2003, and as a member of the boards of directors of the general partner or of those predecessor companies since February 2003. He joined Edgen Corporation as President and Chief Operating Officer in January 2003. Prior to joining Edgen Murray Corporation, Mr. O’Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation, a pipe manufacturing company. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O’Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O’Leary is a graduate of the University of Tulsa with a B.S. in Education. The board believes that Mr. O’Leary’s wealth of experience in the custom steel and pipe industry enables him to bring a unique and valuable business and managerial perspective to the Company.

David L. Laxton, III, Executive Vice President and Chief Financial Officer, has more than 20 years of experience in industrial distribution. Mr. Laxton has served as the Executive Vice President and Chief Financial Officer of EM II LP or of our predecessor companies since joining the company in 1996. Prior to joining the Company, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products from January 1991 to December 1996. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Vice Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton received a B.A. in History and an M.S. in Accounting from Louisiana State University.

Craig S. Kiefer, Executive Vice President—General Manager, Western Hemisphere, has more than 30 years of experience in the industrial distribution market and manages our Western Hemisphere business. Mr. Kiefer joined Edgen Corporation in April 2002 as the President of Service Industrial Supply Co. He was promoted to President of Edgen Murray Corporation’s Carbon Products Group in March 2003 and became Executive Vice President—General Manager, Western Hemisphere in January 2008. Prior to joining the company, Mr. Kiefer was President and Chief Executive Officer of Service Industrial Supply Co., which he formed in 1979 and which was acquired by Edgen Corporation in 2002.

Michael F.A. Craig, Executive Vice President—Managing Director, Eastern Hemisphere, has been involved in the steel manufacturing, pipe and distribution industries for more than 20 years and manages our Eastern Hemisphere business. Mr. Craig joined Murray International Metals Limited in November 1989 from British Steel plc. Mr. Craig was promoted to Managing Director of Murray International Metals Pte. Limited in 2002 and became Managing Director, Asia/Pacific—Eastern Hemisphere in 2006, Deputy Managing Director, Eastern Hemisphere in 2008 and Managing Director, Eastern Hemisphere in 2009. Mr. Craig received his Honours Degree in Engineering from The University of Stratchclyde (Glasgow, United Kingdom) in 1987.

Nicholas Daraviras, Director of the General Partner, has served on the board of directors of the general partner or of our predecessor companies since February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group, Inc and Carrols Restaurant Group, Inc. Mr. Daraviras received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. The board believes that Mr. Daraviras’ financial expertise and experience advising portfolio companies of JCP enable him to assist the board and the Company in effectively pursuing financing and acquisition opportunities.

James L. Luikart, Director of the General Partner, has served on the board of directors of the general partner or of our predecessor companies since February 2005. Mr. Luikart is Executive Vice President of the general partner of Fund IV and one of the managing members of JCP. Mr. Luikart joined JCP in 1995 after spending more than 20 years with Citicorp, of which the last seven years were as Vice President of Citicorp Venture Capital, Limited. Mr. Luikart also serves as a director of The Sheridan Group, Inc. Mr. Luikart received a B.A. in History, magna cum laude from Yale University and an M.I.A. from Columbia University. The board believes that Mr. Luikart’s extensive experience in the financial services industry, together with his background in advising portfolio companies of JCP, brings to the company and the board valuable insight, especially in the areas of financing and acquisition opportunities.

Edward J. DiPaolo, Director of the General Partner, has served on the board of directors of the general partner or of our predecessor companies since February 2005. Mr. DiPaolo has more than 25 years of experience in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President of Global Business Development and Senior Vice President of Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo currently serves as a director of Superior Well Services, Inc., Evolution Petroleum Corporation, Willbros Group Inc. and Boots & Coots International Well Control, Inc. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University. The board believes that Mr. DiPaolo’s many years of experience in the energy industry, together with his background in finance, provide him with extensive knowledge of the Company’s industry.

Although our securities are not listed on the New York Stock Exchange, for purposes of Item 407(a) of Regulation S-K we used the definition of “independence” applicable under the listing standards of the New York Stock Exchange. Using such definition, the board of directors has determined that Mr. DiPaolo is independent under the general director independence standards and the committee independence standards and that none of our other directors is independent under such independence standards. If our securities were listed on the New York Stock Exchange, we would be exempt from certain independence requirements with respect to our board of directors and board committees under the “controlled company” exemption.

Compensation discussion and analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program and a description of the material factors underlying the decisions which resulted in the

2009 compensation of our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and three other individuals (one of whom, Mr. Kenneth A. Cockburn, retired effective July 31, 2009) who were serving as our executive officers at the end of 2009 (collectively, the “named executive officers”) as presented on the tables which follow this CD&A.

We have entered into employment contracts with each of our named executive officers. In addition to the compensation elements listed above and discussed in greater detail below, these contracts generally provide for post-employment severance payments and other benefits in the event of employment termination under certain circumstances.

Base salary. Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries of our named executive officers are established upon hire, based on the executive’s compensation history, prior compensation levels for the position, available market data and our hiring needs. Base salaries are reviewed on an annual basis and increases, if any, are determined based on a combination of factors, including the executive’s experience level, job responsibility, salary levels for other executives and the individual’s efforts in achieving business results.

Salaries for 2010 were established for our named executive officers at $446,250 for Mr. O’Leary, $325,000 for Mr. Laxton, $285,000 for Mr. Kiefer and £175,000 ($282,170) for Mr. Craig.

Annual performance-based cash bonus. The Company maintains an Annual Performance-Based Cash Bonus Plan (the “Cash Bonus Plan”) for eligible employees, including named executive officers, in order to motivate such employees to achieve designated annual financial targets. We believe the Cash Bonus Plan is an essential component of the Company’s executive compensation policy because it assists the Company in attracting, motivating and retaining qualified executives by providing additional earning opportunities based on the named executive’s contributions to the Company’s financial success through the achievement of targeted EBITDA and working capital thresholds. We define EBITDA as net income (loss) from continuing operations before net interest expense, income taxes, and depreciation and amortization. See “Summary Historical Financial Data.”

On an annual basis, the Company’s CEO and CFO make recommendations to the compensation committee on the targeted EBITDA and working capital thresholds based on current market conditions and potential strategic initiatives, taking into account how the annual EBITDA target will contribute to the Company’s long-term performance goals. Dependent upon the named executive officer’s scope of authority, the EBITDA target and working capital thresholds may be set at a Company, division or other business unit level. The compensation committee has final approval of the EBITDA target and working capital threshold. In addition, the compensation committee has discretion to adjust awards or the computation of the EBITDA target and working capital thresholds based on factors outside of the control of individual participants if considered appropriate by the compensation committee.

We determine the annual EBITDA target performance level through a budgeting process that involves the evaluation of current and anticipated market trends related to customers and vendors, and an evaluation of general company expenses in support of business objectives for the relevant performance year. We believe that our EBITDA targets are moderately difficult to achieve. The compensation committee attempts to set our EBITDA targets so that the relative difficulty of achieving the targets is consistent among the named executive officers in any one year and from year to year. In the past three years, each named executive officer has achieved a performance level that entitled him to some portion or all of his target bonus award.

For 2009, the terms of the Cash Bonus Plan applicable to Messrs. O’Leary, Laxton and Kiefer (the “U.S. named executive officers”) were as follows: If actual EBITDA was less than or equal to the minimum EBITDA (50% of target EBITDA), the U.S. named executive officer was not entitled to any bonus. If, however, actual EBITDA was greater than the minimum EBITDA, then the U.S. named executive officer was entitled to receive a bonus in an amount equal to 2% of the U.S. named executive officer’s annual target bonus for each 1% of

EBITDA in excess of the minimum EBITDA. U.S. named executive officers were eligible to earn an additional 1% of the target bonus for each 1% that actual EBITDA exceeded the target EBITDA. The EBITDA target applicable to Messrs. O’Leary, Laxton and Kiefer was based on total Company EBITDA. The annual target bonus for each of the U.S. named executive officers was 100% percent of his annual base salary.

For Messrs. O’Leary and Laxton only, if the Company’s actual working capital exceeded the Company’s working capital threshold targets, then their bonus could be reduced. Working capital is calculated as the sum of accounts receivable and inventories less the sum of trade accounts payable and accrued expenses, expressed as a percent of consolidated sales. The executive’s target bonus could not be reduced by more than 20%. For the year ended December 31, 2009, actual working capital did not exceed the Company’s working capital threshold targets, which were set at 25% of the Company’s revenues for the year ended December 31, 2009.

The following table sets forth the EBITDA targets and actual percentage of bonus paid to each of Messrs. O’Leary, Laxton and Kiefer for the years ended December 31, 2009, 2008 and 2007:

(in millions)		Minimum EBITDA	Target EBITDA		Actual percentage of bonus paid(1)
Daniel J. O’Leary	2009	$64.4	$128.7	(2)	—%
	2008	$66.0	$132.0	(2)	134%
	2007	$60.5	$121.0	(2)	94%

David L. Laxton, III	2009	$64.4	$128.7	(2)	—%
	2008	$66.0	$132.0	(2)	134%
	2007	$60.5	$121.0	(2)	94%

Craig S. Kiefer	2009	$64.4	$128.7	(2)	—%
	2008	$66.0	$132.0	(2)	134%
	2007	$35.0	$70.0	(3)	70%

(1)	The actual bonus amount paid to each of Messrs. O’Leary, Laxton and Kiefer under the Company’s Cash Bonus Plan for 2009, 2008 and 2007 is set forth in the Summary Compensation Table, under the column “Non-Equity Incentive Plan Compensation.”
(2)	Target EBITDA was based on total Company EBITDA; 2007 Target EBITDA was adjusted for the acquisition of PetroSteel.
(3)	Target EBITDA was based on Company EBITDA in the Western Hemisphere, as adjusted for the 2007 acquisition of PetroSteel.

For Messrs. Cockburn and Craig, the target EBITDA was based on total Company EBITDA in 2009 and 2008 and on Company EBITDA in the Eastern Hemisphere in 2007. If the actual applicable EBITDA was less than or equal to the minimum target EBITDA (60% of target EBITDA), Messrs. Cockburn and Craig were not entitled to any bonus. If actual applicable EBITDA was greater than the minimum EBITDA, then they were eligible to receive a bonus in an amount equal to 2.5% of their annual target bonus for each 1% of EBITDA in excess of the minimum. Messrs. Cockburn and Craig were eligible to earn an additional 2.5% of the target bonus for each 1% that actual EBITDA exceeded the target EBITDA; however, the maximum bonus payable to Messrs. Cockburn and Craig was 100% and 150% of base salary, respectively. The annual target bonus for Messrs. Cockburn and Craig in 2009 was 50% and 50%, respectively, of their respective annual base salaries. The annual target bonus for Messrs. Cockburn and Craig in 2008 was 50% and 75%, respectively, of their respective annual base salary. The annual target bonus for Messrs. Cockburn and Craig in 2007 was 50% and 75%, respectively, of their respective annual base salaries.

The following table sets forth the EBITDA targets and actual percentage of bonus paid to each of Messrs. Cockburn and Craig for the year ended December 31, 2009, 2008 and 2007:

(in millions)		Minimum EBITDA	Target EBITDA		Actual percentage of bonus paid(1)
Kenneth A. Cockburn	2009	$64.4	$128.7	(2)	—%
	2008	$66.0	$132.0	(2)	93%
	2007	$30.6	$51.0	(3)	128%

Michael F.A. Craig	2009	$64.4	$128.7	(2)	—%
	2008	$66.0	$132.0	(2)	139%
	2007	$30.6	$51.0	(3)	128%

(1)	The actual bonus amount paid to each of Messrs. Cockburn and Craig under the Company’s Cash Bonus Plan for 2009, 2008 and 2007 is set forth in the Summary Compensation Table, under the column “Non-Equity Incentive Plan Compensation.”
(2)	Target EBITDA was based on total Company EBITDA.
(3)	Target EBITDA was based on Company EBITDA in the Eastern Hemisphere.

For 2009, Messrs. O’Leary and Laxton waived their participation in the Cash Bonus Plan because of uncertain market conditions, although such participation is provided for in their individual employment agreements as disclosed in “Management—Equity-based incentive compensation—Employment agreements and potential payments upon termination or change of control.”

Equity-based incentive compensation

The Company formerly maintained the Edgen Murray L.P. Incentive Plan. In connection with the Recapitalization Transaction on May 11, 2007, the Edgen Murray L.P. Incentive Plan was terminated and all outstanding awards were replaced with awards with approximately equivalent value under the Edgen Murray II, L.P. Incentive Plan (the “Incentive Plan”).

The Company established the Incentive Plan to attract and retain employees, including named executive officers and directors, by offering them a greater stake in the Company’s success in order for the employees to build a closer identity with the Company and to encourage ownership of the Company’s common units by such employees and directors. The Incentive Plan provides for the award of restricted common units that may be subject to time and/or performance based vesting. The general partner of EM II LP, in its sole discretion, determines the number of restricted common units to award to any of the named executive officers, and the terms and conditions of such awards. There were no awards granted under this plan in 2007, other than the replacement awards described above.

In 2007, the Company established the Edgen Murray II, L.P. Option Plan (the “Option Plan”) to attract employees, including named executive officers, to retain and to increase their efforts to make the Company’s business more successful and to enhance Company value.

The Option Plan provides for the award of options to purchase common units at no less than their fair market value as of the date the options are granted. The options are to have a 10-year term and are subject to such other terms and conditions, including vesting, as the general partner of EM II LP may determine.

In October 2007, the Company granted awards under the Option Plan to all named executive officers. Messrs. O’Leary and Laxton received a greater number of options, based on their higher levels of responsibility. These options were designed to incentivize the named executive officers to increase the long-term value of the Company. Accordingly, the options vest in annual increments over five years. No awards were granted to named executive officers in 2008 and 2009.

Vesting of restricted units and unit options under our equity-based plans may be accelerated in the case of certain events, such as a change in control or an approved sale of the Company or its subsidiaries. Such accelerated vesting is described more fully in the section below entitled “Potential payments upon termination or change in control.”

Perquisites

Perquisites for our named executive officers include auto allowances, supplemental health care payments, country club membership dues, life insurance premiums, tax preparation reimbursement and overseas housing and commuting allowances, if applicable. Generally, all named executive officers receive similar perquisites; however, the exact perquisites are dependent upon specific circumstances and employment practices throughout the world. These perquisites help to provide competitive total compensation packages to the named executive officers, and we believe compare favorably with the perquisites provided by other employers in the Company’s industry who have officers with similar responsibilities.

General employee benefits

Health and welfare plans. The Company has established employee benefit plans for all employees, including medical, dental, group life, disability and accidental death and dismemberment insurance, in order to provide a competitive overall benefits package to attract and retain employees at all levels. Named executive officers are generally eligible to participate in such plans on the same basis as other employees.

Retirement plans. The Company has established several retirement plans, including the Edgen Corporation 401(k) Plan (the “401(k) Plan”). U.S. named executive officers participate in the 401(k) Plan on the same basis as other employees. The 401(k) Plan is tax-qualified and eligible employees may accumulate savings for retirement on a pre-tax basis. The Company makes matching contributions to the 401(k) Plan on behalf of each employee of up to 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation. In addition, the Company may, from time to time, make discretionary profit sharing contributions, the amount of which is determined by the Company in its sole discretion. Company contributions to the 401(k) Plan, including profit sharing contributions, and employer matching contributions, vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment. The Company also maintains a defined contribution pension plan for the benefit of certain employees in the United Kingdom, in which Mr. Craig participates.

Executive time off. Our named executive officers receive a guaranteed amount of Paid Time Off, or PTO, pursuant to employment agreements which generally provide for four weeks of PTO. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Under the Company PTO benefit program, upon a termination of employment, Company employees (including the named executive officers) are not entitled to payment of any unused portion of PTO.

Summary compensation table

The following table sets forth certain information with respect to compensation earned for the fiscal years ended December 31, 2009, 2008 and 2007 by the named executive officers.

Name and principal positions	Year	Salary		Stock awards(1)		Option awards(2)		Non-equity Incentive plan compensation		All other compensation(3)		Total
Daniel J. O’Leary Chairman, President and Chief Executive Officer	2009 2008 2007	$ $ $	379,313 446,250 425,000	$ $ $	— — —	$ $ $	— — 487,840	$ $ $	— 597,975 401,119	$ $ $	30,723 50,253 46,683	$ $ $	410,036 1,094,478 1,360,642

David L. Laxton, III Executive Vice President and Chief Financial Officer	2009 2008 2007	$ $ $	276,250 325,000 325,000	$ $ $	— — —	$ $ $	— — 243,920	$ $ $	— 435,500 306,738	$ $ $	30,110 43,835 39,215	$ $ $	306,360 804,335 914,873

Craig S. Kiefer Executive Vice President—General Manager, Western Hemisphere	2009 2008 2007	$ $ $	285,000 285,000 285,000	$ $ $	— — —	$ $ $	— — 121,960	$ $ $	— 381,900 168,000	$ $ $	25,704 33,644 30,350	$ $ $	310,704 700,544 605,310

Kenneth A. Cockburn(4) Former Executive Vice President—Managing Director, Eastern Hemisphere	2009 2008 2007	$ $ $	334,674 605,589 625,814	$ $ $	— — —	$ $ $	— — 121,960	$ $ $	— 560,170 398,957	$ $ $	2,683 2,960 3,137	$ $ $	337,357 1,168,719 1,149,868

Michael F.A. Craig(4) Executive Vice President—Managing Director, Eastern Hemisphere	2009 2008 2007	$ $ $	275,237 222,444 213,633	$ $ $	— — —	$ $ $	— — 129,160	$ $ $	— 308,641 205,013	$ $ $	197,308 242,236 209,220	$ $ $	472,545 773,321 749,826

(1)	The amounts in this column represent the grant date fair values of the restricted common units issued by the Company for the respective fiscal years, calculated in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”), rather than an amount paid to or realized by the applicable named executive officer.
(2)	The amounts in this column represent the grant date fair values of unit options granted in 2007, calculated in accordance with ASC 718, rather than an amount paid to or realized by the applicable named executive officer. The options vest over five years and have an exercise price of $1,000 per unit, the fair value on the grant date under US GAAP and used to expense unit-based compensation for reporting purposes. The fair value of each unit option was calculated to be $487.84 at grant date by using a Black-Scholes pricing model. See “Management’s discussion and analysis of financial condition and result of operations—Critical accounting policies—Equity-based compensation.”
(3)	The amounts in this column represent the dollar value of certain perquisites and other compensation paid to, or on behalf of, the named executive officer and his beneficiaries, as follows:

Name	Year	Insurance premiums(a)	Automobile allowance	Supplemental health care payment(b)	Retirement plan contribution	Club membership	All other compensation		Total
Daniel J. O’Leary	2009	$8,973	$14,400	$—	$7,350	$—	$—		$30,723
David L. Laxton, III	2009	$9,107	$14,400	$—	$6,603	$—	$—		$30,110
Craig S. Kiefer	2009	$6,308	$14,400	$—	$4,997	$—	$—		$25,705
Kenneth A. Cockburn	2009	$—	$—	$—	$—	$—	$2,683	(c)	$2,683
Michael F.A. Craig	2009	$—	$—	$—	$32,762	$—	$164,546	(d)	$197,308

(a)	Represents Company-paid premiums for the medical, life, long-term disability and other insurance plans maintained by the Company for the executive’s benefit.
(b)	Supplemental health care payments are paid in lump sum and are intended to supplement out of pocket health care costs, such as annual physicals for our U.S. named executive officers. Although these payments are included under each respective employment agreement, in 2009 the Company did not extend these payments.
(c)	Represents insurance premiums paid on Mr. Cockburn’s behalf in connection with a U.K. private insurance program.
(d)	Mr. Craig is a U.K. national residing and working overseas in Singapore and is provided certain expatriate support including assistance with housing, commuting and other expenses associated with living abroad.

(4)	Messrs. Cockburn’s and Craig’s non-equity compensation is denominated in U.K. pounds. Accordingly, all compensation for Messrs. Cockburn and Craig has been converted from U.K. pounds into U.S. dollars at the December 31, 2009, 2008 and 2007 average annual exchange rates of 1.00 U.K. pound = 1.57 U.S. dollars, 1.00 U.K. pound = 1.85 U.S. dollars and 1.00 U.K. pound = 2.00 U.S. dollars, respectively.

Grants of plan-based awards

The following table provides 2009 information concerning annual performance bonuses under our Cash Bonus Plan, restricted common units under our Incentive Plan and options under our Option Plan that were awarded to our named executive officers.

Name	Grant date	Threshold(1)	Target(2)	Estimated future payouts under non-equity Incentive Plan awards	Estimated future payouts under equity Incentive Plan awards	Target	Maximum	All other stock awards: number of shares of stock or units(4)	All other option awards: number of securities underlying options(4)	Exercise or Base price of option awards	Grant date fair value of stock and option awards(4)
				Maximum(3)	Threshold
Daniel J. O’Leary	N/A	$8,925	$446,250	No limit	$—	$—	$—	—	—	$—	$—
David L. Laxton, III	N/A	$6,500	$325,000	No limit	$—	$—	$—	—	—	$—	$—
Craig S. Kiefer	N/A	$5,700	$285,000	No limit	$—	$—	$—	—	—	$—	$—
Kenneth A. Cockburn	N/A	$7,570	$302,795	100% of Base Salary	$—	$—	$—	—	—	$—	$—
Michael F.A. Craig	N/A	$2,944	$117,750	150% of Base Salary	$—	$—	$—	—	—	$—	$—

(1)	The threshold amount included above assumes that actual EBITDA is at the lowest level of target EBITDA at which a bonus may be earned, as described in the section above entitled “Annual performance-based cash bonus.”
(2)	The target is calculated as 100% of the named executive officer’s target amount for 2009, as described in the section above entitled “Annual performance-based cash bonus.”
(3)	There is no maximum amount related to the Cash Bonus Plan for the named executive officers other than for Messrs. Cockburn and Craig, as described in the section entitled “Annual performance-based cash bonus.”
(4)	During the year ended December 31, 2009, there were no restricted units option awards granted to our named executive officers.

Outstanding equity awards at fiscal year-end

The following table shows the number of total units consisting of outstanding options and unvested restricted common units held by our named executive officers on December 31, 2009. These outstanding equity awards have been granted to our named executive officers under our Option Plan and under our Incentive Plan, respectively.

	Option awards					Unit awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of units that have not vested(1)	Market value of units that have not vested(2)	Equity incentive plan awards: number of unearned units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned units or other rights that have not vested
Daniel J. O’Leary(3)	400	600	—	$1,000	10/1/17	1,049.48	$1,894,731	—	$—
David L. Laxton, III(4)	200	300	—	$1,000	10/1/17	449.78	$812,033	—	$—
Craig S. Kiefer(5)	100	150	—	$1,000	10/1/17	299.85	$541,349	—	$—
Kenneth A. Cockburn(6)	50	—	—	$1,000	10/22/17	1,073.47	$1,938,043	—	$—
Michael F.A. Craig(7)	100	150	—	$1,000	10/22/17	581.46	$1,049,768	—	$—

(1)	For Mr. Craig, one-half of the unvested units will vest on February 1, 2010 and the remaining one-half will vest on February 1, 2011.
(2)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit. The per unit market value of $1,805.40 reflects the fair value of units determined by management of the Company as of December 31, 2009.

(3)	Represents grant to Mr. O’Leary of 1,000 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(4)	Represents grant to Mr. Laxton of 500 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(5)	Represents grant to Mr. Kiefer of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(6)	Upon Mr. Cockburn’s resignation in July 2009, his 200 non-vested options were immediately canceled.
(7)	Represents grant to Mr. Craig of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

Option exercises and units vested

The following table shows the number of common units acquired and the actual value received during 2009 by our named executive officers upon the exercise of units options or the vesting of restricted unit awards.

	Option awards		Unit awards
Name	Number of units acquired on exercise	Value realized on exercise	Number of units acquired on vesting	Value realized on vesting(1)
Daniel J. O’Leary	—	—	1,049.48	$1,894,731
David L. Laxton, III	—	—	449.78	$812,033
Craig S. Kiefer	—	—	299.85	$541,349
Kenneth A. Cockburn	—	—	536.74	$969,030
Michael F.A. Craig	—	—	290.73	$524,884

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit, the fair value of units determined by management of the Company as of December 31, 2009.

Employment agreements and potential payments upon termination or change of control

Each of our named executive officers is party to an employment agreement with the Company that provides for base salary, bonus opportunity and additional compensation. In addition, each named executive officer who has received a grant under the Company’s Incentive Plan and Option Plan is party to award agreements. The material terms of these agreements are described below with respect to each named executive officer, including the potential amounts payable to each named executive officer upon termination of his employment under various circumstances. The potential payments described below are estimated based on the assumption that such termination of employment occurred on December 31, 2009. Actual payments, if any, may be more or less than the amounts described below. The compensation committee believes that these employment agreements provide an incentive to the named executive officers to remain with the Company and serve to align the interests of the named executive officers with the interests of the Company, including in the event of a potential acquisition of the Company.

Daniel J. O’Leary. Mr. O’Leary’s employment agreement with EMC, effective January 1, 2009, entitles him to a base salary of $446,250 per year ($446,250 in 2008), subject to increase by the Board in its discretion. In addition to base salary, Mr. O’Leary is entitled to earn an annual bonus under the Cash Bonus Plan, described above, that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the EBITDA target. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.”

Mr. O’Leary’s employment agreement also provides for a supplemental payment of $9,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physical exams, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. O’Leary’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. O’Leary’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. O’Leary’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. O’Leary’s right to any severance payments described below are conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. O’Leary breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the non-competition and non-solicitation provisions.

If Mr. O’Leary’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. O’Leary’s employment with the Company terminates due to death, Mr. O’Leary’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. O’Leary in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. O’Leary’s employment is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. O’Leary’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. O’Leary’s employment with the Company, there occurs a change in control of the Company, or an approved sale of the Company, then Mr. O’Leary’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2009, then 1,049.48 restricted units would vest immediately. In addition, upon a change in control, 600 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. O’Leary’s employment was terminated under each of these circumstances on December 31, 2009, such payments and benefits have an estimated value of:

	Cash severance	Bonus	Supplemental payment	Medical insurance continuation	Life insurance continuation	Value of accelerated equity and performance awards(1)
Without Cause	$446,250	$—	$—	$10,319	$2,712	$—
Change of Control	$446,250	$—	$—	$10,319	$2,712	$1,894,731
Death(2)	$446,250	$—	$—	$—	$—	$—
Disability	$446,250	$—	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit. The per unit market value of $1,805.40 reflects the fair value of units determined by management of the Company as of December 31, 2009.
(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

David L. Laxton, III. Mr. Laxton’s employment agreement with EMC, effective January 1, 2007, entitles him to a base salary of $325,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Laxton is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

Mr. Laxton’s employment agreement also provides for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physical exams, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. Laxton’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. Laxton’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Laxton’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Laxton’s right to any severance payments described below are conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Laxton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Laxton’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Laxton’s employment with the Company terminates due to death, Mr. Laxton’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. Laxton in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. Laxton’s employment is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. Laxton’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Laxton’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Laxton’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2009, then 449.78 restricted units would vest immediately. In addition, upon a change in control, 300 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Laxton’s employment was terminated under each of these circumstances on December 31, 2009, such payments and benefits have an estimated value of:

	Cash severance	Bonus	Supplemental payment	Medical insurance continuation	Life insurance continuation	Value of accelerated equity and performance awards(1)
Without Cause	$325,000	$—	$—	$10,319	$2,846	$—
Change of Control	$325,000	$—	$—	$10,319	$2,846	$812,033
Death(2)	$325,000	$—	$—	$—	$—	$—
Disability	$325,000	$—	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit. The per unit market value of $1,805.40 reflects the fair value of units determined by management of the Company as of December 31, 2009.
(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

Craig S. Kiefer. Mr. Kiefer’s employment agreement with EMC, successor to Edgen Carbon Products Group, L.L.C., effective April 30, 2004, entitles him to a base salary of $285,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Kiefer is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

In 2005, Mr. Kiefer’s employment agreement was amended to provide for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals. Finally, Mr. Kiefer’s employment agreement provides that the Company will pay an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Kiefer’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Kiefer’s right to any severance payments described below are conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Kiefer breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Kiefer’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Kiefer’s employment with the Company terminates due to death, Mr. Kiefer’s beneficiaries will be entitled to continued payment of Mr. Kiefer’s base salary for twelve months following his death and a pro-rated bonus for the year in which such termination occurs. If Mr. Kiefer is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for twelve months following termination, annual bonus for the year of termination as though he had remained employed for the duration of such year and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. Kiefer’s employment terminates in connection with a change in control, he is entitled to continued payment of base salary for twelve months following such termination, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Kiefer’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Kiefer’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2009, then 299.85 restricted units would vest immediately. In addition, upon a change in control and at the discretion of the plan administrator, 150 unit options may vest and become exercisable under the Option Plan.

Assuming Mr. Kiefer’s employment was terminated under each of these circumstances on December 31, 2009, such payments and benefits have an estimated value of:

	Cash severance	Bonus	Supplemental payment	Medical insurance continuation	Life insurance continuation	Value of accelerated equity and performance awards(1)
Without Cause	$285,000	$—	$—	$10,319	$47	$—
Change of Control	$285,000	$—	$—	$10,319	$47	$541,349
Death	$285,000	$—	$—	$—	$—	$—
Disability	$285,000	$—	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit. The per unit market value of $1,805.40 reflects the fair value of units determined by management of the Company as of December 31, 2009.

Kenneth A. Cockburn. Mr. Cockburn’s former employment agreement with EM Europe, a wholly owned subsidiary of the Company, dated December 16, 2005, provided that he would be employed as EM Europe’s Managing Director. Under the agreement, Mr. Cockburn was entitled to a base salary for 2008 of £326,692. In addition to base salary, Mr. Cockburn was entitled to earn an annual bonus under the Cash Bonus Plan based on the Company’s annual performance and to seven weeks’ vacation. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.” The employment agreement was terminable by us upon Mr. Cockburn’s disability, for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to Mr. Cockburn’s annual base salary for the remaining term under the agreement). Since October 1, 2009, Mr. Cockburn has had an “at will” employment arrangement with EM Europe, whereby he receives a monthly base salary of £5,000 and maintains a reduced working schedule.

Michael F.A. Craig. Mr. Craig’s employment agreement with EM Singapore, a wholly owned subsidiary of the Company, effective June 28, 1994, entitles him to a base salary for 2008 of £120,000 per year, subject to annual review by the Board. Mr. Craig is eligible to participate in the Cash Bonus Plan and is entitled to receive an annual bonus that is determined as a percentage of his base salary based on the Company’s annual performance. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

The employment agreement may be terminated by us for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to three months of salary or the remaining portion of the employment term).

Mr. Craig is subject to the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with the Company’s and any associated company’s business and from soliciting customers, clients, employees and suppliers away from the Company and its associated companies during employment and for a period of six months (or, with respect to the solicitation of employees and suppliers, two years and one year, respectively) after termination of employment with the Company.

If, during Mr. Craig’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Craig’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2009, then 581.47 restricted units would vest immediately and the aggregate value of the accelerated restricted units would be $1,049,768. Upon a change in control and at the discretion of the plan administrator, 150 unit options may vest and become exercisable under the Option Plan.

Assuming Mr. Craig’s employment was terminated under each of these circumstances on December 31, 2009, such payments and benefits have an estimated value of:

	Cash severance	Bonus	Supplemental payment	Medical insurance continuation	Life insurance continuation	Value of accelerated equity and performance awards(1)
Without Cause	$275,237	$—	$—	$17,997	$—	$—
Change of Control	$275,237	$—	$—	$17,997	$—	$1,049,768
Death	$275,237	$—	$—	$—	$—	$—
Disability	$275,237	$—	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,805.40 per unit. The per unit market value of $1,805.40 reflects the fair value of units determined by management of the Company as of December 31, 2009.

Compensation committee interlocks and insider participation

Messrs. Daraviras, Luikart and DiPaolo performed the functions of a compensation committee during the last fiscal year. None of them was, during the last fiscal year, an officer or employee of ours, was formerly an officer of ours or had any relationship requiring disclosure under Item 404 of Regulation S-K other than as set forth in “Certain relationships and related person transactions.”

During the last year, none of our executive officers served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving on our board of directors or compensation committee.

Director compensation

Our policy is not to pay director compensation to directors who are also our employees. One of our directors, Mr. DiPaolo, receives director fees as a director of the Company. For the year ended December 31, 2009, 2008, and 2007, the Company paid Mr. DiPaolo $20,000, $20,000, and $20,000 in director fees, respectively. No perquisites were extended to any director for the year ended December 31, 2009.

All of our directors are entitled to receive reimbursement of their out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Compensation Risk

The board believes that the potential risks arising from the Company’s compensation policies and practices for all employees, including named executive officers, are not reasonably likely to have a material adverse effect on the Company.

BENEFICIAL OWNERSHIP

The issuer is a wholly owned subsidiary of EM II LP. The general partner of EM II LP controls the management and activities of EM II LP, and is in turn controlled by JCP.

The following table presents for the named executive officers, the directors of the issuer, such directors and the our executive officers as a group and each person or group that is known to us to be the beneficial owner of more than 5% of EM II LP’s common partnership units (the “units”) the number of EM II LP units and the percentage of EM II LP’s units beneficially owned as of June 30, 2010.

The amounts and percentages of common shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

Name	Number of outstanding common partnership units of EM II LP beneficially owned	Percentage of outstanding common partnership units of EM II LP beneficially owned
Greater than 5% holders:
Fund IV(1)	79,999.00	38.17%
General Electric Pension Trust(2)	30,000.00	14.31%
PPM America Private Equity Fund II LP(3)	14,000.00	6.68%
Pacific Street Fund LP(4)	14,000.00	6.68%
Named executive officers and directors:
Daniel J. O’Leary(5)	7,570.32	3.60%
David L. Laxton III(5)	3,629.72	1.73%
Craig S. Kiefer(5)	2,488.46	1.19%
Kenneth A. Cockburn(6)	7,599.02	3.62%
Michael F. A. Craig(7)	3,801.84	1.81%
Nicholas Daraviras(8)	0.00	*
James L. Luikart(8)(9)	79,999.00	38.17%
Edward J. DiPaolo(10)	500.00	*

All executive officers and directors as a group (8 persons)	105,588.36	50.12%

*	Indicates less than 1%.
(1)

Consists of 69,458.87 units held by Jefferies Capital Partners IV L.P., 8,000.03 units held by Jefferies Employee Partners IV LLC and 2,540.10 units held by JCP Partners IV LLC, which are private equity investment funds managed by JCP. Brian P. Friedman, who is the President of the general partner of Fund IV, and James L. Luikart, who is the Executive Vice President of the general partner of Fund IV, are the managing members of the manager of these funds and may be considered the beneficial owners of the units owned by these funds, but each of Messrs. Friedman and Luikart expressly disclaim beneficial ownership of such units, except to the extent of each of their pecuniary interests therein. The address for each of the funds managed by Jefferies Capital Partners is 520 Madison Avenue, 10th Floor, New York, New York 10022.

(2)	General Electric Pension Trust is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for the Trust. GE Asset Management may be deemed to beneficially share ownership of the shares owned by the Trust, but has no pecuniary interest in such shares. GE expressly disclaims beneficial ownership of all shares owned by the Trust. General Electric Pension Trust’s address is c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, Connecticut 06905.
(3)	The address of PPM America Private Equity Fund II LP is 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606. PPM America Capital Partners II, LLC is the general partner of PPM America Private Equity Fund II LP and, as such, may be deemed to beneficially own the units held by PPM America Private Equity Fund II LP. PPM America Capital Partners II, LLC disclaims beneficial ownership of the units except to the extent of its pecuniary interest in PPM America Private Equity Fund II LP.
(4)	The address of Pacific Street Fund LP is c/o Twin Bridge Capital Partners, 225 W. Washington Street, Suite 1155, Chicago, IL 60606.
(5)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.
(6)	The address of Mr. Cockburn is Newbridge Industrial Estate, Newbridge, Midlothian, EH28 8PJ, United Kingdom.
(7)	The address of Mr. Craig is 31 Tuas View Close, Singapore 637469.
(8)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 10th Floor, New York, New York 10022.
(9)	Consists of 69,458.87 units held by Jefferies Capital Partners IV L.P., 8,000.03 units held by Jefferies Employee Partners IV LLC and 2,540.10 units held by JCP Partners IV LLC. Mr. Luikart, who is the Executive Vice President of the general partner of Fund IV, is a managing member of the manager of these funds and may be considered the beneficial owner of the units owned by these funds, but he expressly disclaims beneficial ownership of such units, except to the extent of his pecuniary interest therein.
(10)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

ABL Facility

Overview

On May 11, 2007, we entered into the ABL Facility with JPMorgan Chase Bank, N.A. (“Chase”) as issuing bank, administrative agent and U.S. collateral agent, and other lenders party thereto (the “ABL Facility”).

The ABL Facility is a $175.0 million global credit facility ($25.0 million of which can only be used for letters of credit) that allows the different borrowers thereunder, including each of EMC, EM Europe, EM Canada and EM Singapore, to borrow up to certain limits as calculated by, and adjusted pursuant to, the terms of the ABL Facility, in different currencies and for a term of 5 years.

Actual borrowing availability for each subsidiary fluctuates from time to time because it is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations. Assuming the value of the borrowing base would be sufficient, the non-guarantor subsidiaries would be able to borrow a maximum of $67.5 million under the ABL Facility, all of which would be structurally senior to the notes.

Interest rate

The loans under the ABL Facility bear interest at rates depending upon the borrower and the currency of each revolving loan, in each case plus an applicable rate per annum (the “Applicable Rate”) that varies from 0.0% to 2.50% based upon the borrowing entity, the currency of the relevant borrowing and the applicable average borrowing availability for a certain period, as follows:

•

The loans comprising each alternate base rate borrowing (including each U.S. swingline loan) bear interest at such alternate base rate (which equals the greater of Chase’s prime rate and the Federal Funds Effective Rate on such day plus 0.50%), plus the Applicable Rate.

•	The U.K. revolving loans comprising each U.K. base rate borrowing (including each U.K. swingline loan) bear interest at Chase’s U.K. reference rate plus the Applicable Rate.

•

The U.S. revolving loans, the U.K. revolving loans and the Canadian revolving loans comprising Eurocurrency borrowings bear interest at a rate per annum equal to LIBOR multiplied by the statutory reserve rate as established by the Board of the Federal Reserve System of the United States (the “Adjusted LIBO Rate”), plus the Applicable Rate.

•

The Canadian revolving loans comprising each Canadian prime rate borrowing (including Canadian swingline loans) bear interest at the Canadian Prime Rate (which equals the greater of (i) the annual Chase Canada rate for commercial loans and (ii) the sum of (x) the CDOR rate (Canadian Dollar Offered Rate) as it appears on the Reuters Screen CDOR Page, and (y) 1.0%), plus the Applicable Rate.

•

The Canadian revolving loans comprising each “B/A Rate” borrowing bear interest at such B/A Rate (which is established in accordance with factors such as the CDOR rate and whether the lender is a Schedule I chartered bank under the Bank Act (Canada), among others), plus the Applicable Rate.

•	The Singapore revolving loans comprising each Singapore base rate borrowing bear interest at the Chase Singapore’s reference rate plus 1.75%.

•	The Singapore revolving loans comprising each Eurocurrency borrowing bear interest at the Adjusted LIBO Rate plus 1.75%.

•	The UAE revolving loans comprising each UAE base rate borrowing bear interest at the Chase UAE’s base lending rate plus 2.25%.

•	The UAE revolving loans comprising each Eurocurrency borrowing bear interest at the Adjusted LIBO Rate plus 2.25%.

In addition, we are required to pay a commitment fee to the lenders, in respect of the unutilized commitments thereunder, of either 0.35% or 0.50%, based upon the borrowing entity.

Guarantee and security

Each of EM II LP and EMC jointly and severally guarantees the payment of all the obligations under the ABL Facility. In addition, each of EMGH Limited, EM Cayman, Pipe Acquisition Ltd., EM Europe, EM Canada and EM Singapore jointly and severally guarantees the payment of all the obligations of EM Canada, EM Europe, EM FZE and EM Singapore under the ABL Facility. The ABL Facility is secured by a first priority security interest in all (subject to limited exceptions) of the working capital assets, including trade accounts receivable and inventories, of the borrowers and the guarantors under the ABL Facility. Obligations under the ABL Facility are effectively senior to the notes and the guarantees thereof to the extent of the value of such collateral.

Certain covenants and events of default

The ABL Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions; and

•	make investments, loans or advances.

The ABL Facility contains a fixed charge coverage ratio covenant of not less than 1.25 to 1.00 that applies if our aggregate availability is reduced below $25.0 million, or the sum of EMC and EM Canada borrowing availability is less than $15.0 million, and remains applicable until the date that both aggregate availability is greater than $30.0 million and the sum of EMC and EM Canada availability is greater than $20.0 million for a consecutive ninety-day period, and no default or event of default exists or has existed during that period. As of the twelve months ended December 31, 2009 and March 31, 2010 our ABL Facility fixed charge coverage ratio was below 1.25 to 1.00. Although the ABL Facility fixed charge coverage ratio covenant would not have been applicable because our aggregate borrowing availability would have been above the applicable thresholds, there can be no assurance that our borrowing availability will not fall below one of the applicable thresholds in the future. See “Risk factors—Risks relating to the notes—Borrowing availability under our ABL Facility is subject to a borrowing base limitation that fluctuates from time to time and is subject to redetermination.” The ABL Facility also contains certain customary affirmative covenants and events of default, including upon the occurrence of a change in control.

Amendment to ABL Facility

In connection with the offering of the initial notes, we entered into an amendment to our ABL Facility to, among other things, permit the issuance of the initial notes. The amendment also increased the unused line fee from 0.35% to 0.50%, or 0.50% or 0.65%, depending on the borrowing entity.

EM FZE local facility

EM FZE is party to a credit facility with local lenders in Dubai, under which it has the ability to borrow up to the lesser of $15.0 million or the amount it has secured by a letter of credit. Currently, EM FZE may borrow up to $5.0 million because the facility is secured by a $5.0 million letter of credit issued under the ABL Facility. Borrowings on the local facility bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

Note payable to sellers of PetroSteel

In connection with the PetroSteel acquisition, EMC issued a three-year, $4.0 million subordinated note to the sellers of PetroSteel, with principal and interest due May 2010. The note accrues interest at a rate of 8% per annum compounded annually.

Newbridge, Scotland facility lease

EM Europe is party to a 25-year lease for warehouse space and other property at its Newbridge, Scotland location. The term of the lease will be extended for two further terms of ten years each unless cancelled by EM Europe. EM Europe pays £1.2 million ($1.8 million at March 31, 2010 exchange rates) annually, which is subject to adjustment as set forth in the lease, as well as customary operating and repair expenses. PAL guarantees EM Europe’s obligations under the lease.

Third party guarantees

EMC and EM Europe provide performance guarantees directly to third parties on behalf of their subsidiaries in the ordinary course of business.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On December 23, 2009, we issued and sold the initial notes to the initial purchaser without registration under the Securities Act pursuant to the exception set forth in Section 4(2) of the Securities Act. The initial purchasers of the initial notes subsequently sold the initial notes to qualified institutional buyers in reliance on Rule 144A and Regulation S under the Securities Act. Because the initial notes are subject to transfer restrictions, we entered into a registration rights agreement dated December 23, 2009 under which we agreed to use our reasonable best efforts to:

•	prepare and file with the SEC the registration statement of which this prospectus is a part;

•	cause the registration statement to become effective;

•	complete the exchange offer within 60 business days after the effective date of the registration statement but no later than September 20, 2010; and

•	file a shelf registration statement for the resale of the initial notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

The registration statement is intended to satisfy our exchange offer obligations under the registration rights agreement.

Under existing interpretations of the SEC, we believe that the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents that:

•	it is acquiring the exchange notes in the ordinary course of its business;

•

it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and is not participating in, and does not intend to participate in, the distribution of such exchange notes;

•	it is not an affiliate of us, as that term is interpreted by the SEC; and

•	it is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

However, each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making or other trading activities (a “participating broker dealer”) will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the initial notes) with this prospectus. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

We are offering to issue our exchange notes in exchange for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on             , 2010, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes (which we will not do for general legal compliance absent on extension of the exchange offer), extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the eligible holders of the initial notes. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent, a waiver of a material condition and other similar changes in the terms of this exchange offer. In addition, if we amend the exchange offer in a manner we determine constitutes a material change, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, if the exchange offer would otherwise expire during that period. Additionally, even if not required by the Exchange Act, in the event of a material change in the offer, we will extend the offer period if necessary so that at least five business days remain in the offer period following notice of such material change. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(A)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(B)	for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (“FINRA”), a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	any exchange notes acquired in the exchange offer are being acquired in the ordinary course of business,

(2)	at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes,

(3)	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of the issuer or any guarantor of the exchange notes; and

(4)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that (i) you have full power and authority to tender, exchange, sell, assign and transfer the initial notes; (ii) we will acquire good, marketable and unencumbered title to the tendered initial notes, free and clear of all liens, restrictions, charges and other encumbrances; and (iii) the initial notes tendered for exchange are not subject to any adverse claims or proxies.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)

on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, namely, the obligation of each broker-dealer that receives exchange notes to acknowledge that it acquired the initial notes as a result of market making or other trading activities and that it will deliver a prospectus in connection with any resales of the exchange notes, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly after the expiration date. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes,

(3)	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if it has not been satisfied, subject to applicable law.

Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:	The Bank of New York Corporation
Corporate Trust Operation
Reorganization Unit
101 Barclay Street 7 East
New York, N.Y. 10286
Attn: Mrs. Carolle Montreuil

By hand/overnight delivery:	The Bank of New York Corporation
Corporate Trust Operation
Reorganization Unit
101 Barclay Street 7 East
New York, N.Y. 10286
Attn: Mrs. Carolle Montreuil

Facsimile Transmission:	(215) 298-1915

Confirm by Telephone:	(215) 815-5920

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

Holders who tender their initial notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange of initial notes in accordance with this exchange offer. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the initial notes tendered, or if a transfer tax is imposed for any reason other than the exchange of initial notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	The exchange offer is not permitted by applicable law or SEC policy;

(2)	The exchange offer is not completed by September 20, 2010;

(3)	You are prohibited by applicable law or SEC policy from participating in the exchange offer; or

(4)	You may not resell the exchange notes acquired in the exchange offer to the public without delivering a prospectus and that this prospectus is not appropriate or available for sale resales by you,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. In addition, until , 2010 (90 days after the date of this prospectus) dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. See “Plan of Distribution.”

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, (1) the term “Company” refers only to Edgen Murray Corporation and not to any of its subsidiaries, (2) the terms “we,” “our,” and “us” each refer to Holdings and its consolidated Subsidiaries; (3) the term “Holdings” refers to Edgen Murray II L.P., the direct parent of the Company (or any successor thereto) and (4) the term “Notes” refers to the initial notes and the exchange notes.

The Company issued the initial notes and will issue the exchange notes under an indenture among itself, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Indenture is unlimited in aggregate principal amount, although the issuance of Notes was limited to $465.0 million. The form and terms of the exchange notes are identical in all material respects to those of the initial notes, except that the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.

We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes other than issue date, issue price and the first interest payment date (the “Additional Notes”). We will only be permitted to issue such Additional Notes if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture; provided, however, that (1), to the extent not used to refinance Senior Secured Debt, the net cash proceeds from any such issuance of Additional Notes shall be invested in Additional Assets, which Additional Assets, to the extent constituting First Priority Collateral, are thereupon with their acquisition added to the First Priority Collateral securing the Notes; and (2) pending such investment, any such net cash proceeds in an aggregate amount in excess of $5.0 million shall be deposited into the Collateral Account or become the subject of a Net Proceeds Letter of Credit promptly upon the receipt of such net cash proceeds; provided, further that if the proceeds of the Additional Notes are invested in Additional Assets described in clause (ii) or (iii) of the definition thereof, at least a majority of such assets which would constitute First Priority Collateral of the applicable Restricted Subsidiary (on a book value basis) become First Priority Collateral upon acquisition thereof. If we issue Additional Notes, your rights in the Collateral may be diluted. Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the holders of the Notes. Unless the context otherwise requires, references to “Notes” for all purposes of the Indenture and this “Description of notes” include any Additional Notes that are actually issued.

The following description is only a summary of the material provisions of the Indenture and the Collateral Documents. It does not restate those agreements in their entirety and is qualified in its entirety by reference to the provisions and the Indenture and the Collateral Documents. We urge you to read the Indenture, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the Notes. Certain defined terms used in this description but not defined below under “—Certain definitions” have the meanings assigned to them in the Indenture or the Collateral Documents, as the case may be.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief description of the notes and the note guarantees

The notes

The Notes:

•	will be senior secured obligations of the Company;

•

will be secured by first-priority Liens and security interests, subject to Permitted Liens, in the principal U.S. assets (other than ABL Collateral, Foreign Collateral and Excluded Property) of Holdings, the

Company and the Guarantors (collectively referred to in this description of Notes as the “First Priority Collateral”), including the patents, trademarks, trade names and other intellectual property (including certain intellectual property of the Company and the Guarantors located outside of the United States; provided, that in each case, perfection of the security interest in such assets shall be limited to those security interests that may be perfected by the making of a filing in the U.S. or Canada) and the material real property, fixtures and equipment now owned or hereafter acquired by Holdings, the Company and the Guarantors;

•

will be secured by second-priority Liens and security interests, subject to Permitted Liens, in the ABL Collateral (including cash and cash equivalents, inventory, accounts receivable, deposit and securities accounts, other personal property relating to such inventory, accounts receivable, deposit and securities accounts and all proceeds therefrom, and other collateral (other than Foreign Collateral and Excluded Property) that secures the ABL Credit Facility and Additional Obligations on a first-priority basis);

•

rank equally in right of payment to any existing and future senior unsecured Indebtedness of the Company and senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•

will be effectively subordinated to the Company’s obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of the ABL Collateral and Foreign Collateral securing the obligations under the ABL Credit Facility on a first-priority basis;

•	will be effectively senior to the Company’s obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of the First Priority Collateral;

•	will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other obligations of Subsidiaries of the Company that are not Guarantors;

•

will be effectively senior to all of the Company’s existing and future unsecured Indebtedness to the extent of the value of the Collateral securing the obligations under the Notes (after giving effect to any senior Lien on the Collateral);

•

will be fully and unconditionally guaranteed on a senior secured basis by Holdings and each Domestic Guarantor Subsidiary of Holdings that guarantees the Indebtedness under the ABL Credit Facility or any other Indebtedness of Holdings, the Company or any other Guarantor. See “The note guarantees;”

•	will be limited to an aggregate principal amount of $465.0 million, subject to the Company’s ability to issue Additional Notes;

•	will mature on January 15, 2015;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof; and

•	with respect to the initial notes only, will be subject to registration with the SEC pursuant to the Registration Rights Agreement.

The note guarantees

The Notes will be guaranteed by Holdings and each of Holdings’ Domestic Subsidiaries that guarantees any Indebtedness of Holdings, the Company or any Guarantor.

Each guarantee of the Notes:

•	will be a senior secured obligation of the applicable Guarantor;

•	will be secured by a first-priority Lien and security interest, subject to Permitted Liens, in the First Priority Collateral of such Guarantor;

•	will be secured by a second-priority Lien and security interest, subject to Permitted Liens, in the ABL Collateral of such Guarantor;

•

will rank equally in right of payment with all existing and future senior unsecured Indebtedness of such Guarantor and senior in right of payment to any existing and future subordinated Indebtedness of such Guarantor;

•	will be effectively subordinated to such Guarantor’s obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of such Guarantor’s ABL Collateral;

•	will be effectively senior to such Guarantor’s obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of such Guarantor’s First Priority Collateral; and

•

will be effectively senior to all of such Guarantor’s existing and future unsecured Indebtedness to the extent of the value of the collateral securing the obligations under the applicable Guarantee (after giving effect to any senior Lien on the Collateral). See “—Ranking—Note guarantees.”

As of the date of the Indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain covenants—Designation of restricted and unrestricted subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.

Interest

Interest on the Notes will compound semi-annually and:

•	accrue at the rate of 12.25% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 15 and July 15, commencing on July 15, 2010;

•	be payable to the Holders of record on January 1 and July 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay additional interest to holders of the Notes if we fail to comply with our obligations under the Registration Rights Agreement or if certain other conditions contained in the Registration Rights Agreement are not satisfied.

Additional Amounts

Following a Permitted Restructuring pursuant to which New Holding Company is formed under the laws of a Non-U.S. Jurisdiction, New Holding Company may be required by law to deduct or withhold from payments made to investors under its Note Guarantee an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by such Non-U.S. Jurisdiction or any political subdivision or taxing authority thereof or therein.

New Holding Company will pay to holders of the Notes such additional amounts (“Additional Amounts”) as may be necessary so that every net payment of interest (including any premium paid upon redemption of the Notes) or principal to the holders of Notes will not be less than the amount provided for in the Notes. The term “net payment,” as used in the preceding sentence, means the amount that New Holding Company or its paying agent pays any Holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by the Non- U.S. Jurisdiction in which New Holding Company has been organized or any political subdivision or taxing authority thereof or therein.

New Holding Company will provide the trustee with documentation satisfactory to the trustee evidencing the payment of taxes, duties, assessments or charges in respect of which it has paid any Additional Amounts. Upon request, New Holding Company will make copies of such documentation available to the holders of the Notes or the relevant paying agent.

Any reference in this prospectus, the Indenture or the Notes to principal, premium, interest or any other amount payable in respect of the Notes by New Holding Company (including in the case of any redemption described under “—Optional Redemption”) will be deemed also to refer to, and include, any Additional Amounts that may be payable with respect to that amount under the obligations referred to in this “Additional Amounts” section.

Payments on the notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on the Notes at the office or agency of the paying agent and registrar designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Ranking

The Notes will be secured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness of the Company that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated. The Notes will be effectively senior to all of the Company’s existing and future unsecured Indebtedness to the extent of the value of the Collateral and effectively senior to all of the Company’s existing and future Indebtedness to the extent of the value of the First Priority Collateral securing the obligations under the Notes on a first-priority basis (in each case, after giving effect to any senior Lien on the Collateral). The Notes will be effectively subordinated to the Company’s obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of the ABL Collateral and the Foreign Collateral securing such obligations on a first-priority basis. The Notes will be effectively senior to the Company’s obligations under the ABL Credit Facility to the extent of the value of the First Priority Collateral securing the obligations under the Notes on a first-priority basis. The Notes will be effectively subordinated to obligations of subsidiaries of the Company that are not Guarantors, including indebtedness of Foreign Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the ABL Credit Facility, the assets of the Company and the Guarantors that secure the ABL Credit Facility and Additional Obligations will be available to pay obligations on the Notes and the Note Guarantees only after all Indebtedness under such ABL Credit Facility and Additional Obligations has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and the Note Guarantees then outstanding.

As of March 31, 2010, we had approximately:

•	$465.0 million in aggregate principal amount of senior secured indebtedness outstanding under the Notes;

•

no borrowings and $20.3 million of letters of credit outstanding under our ABL Credit Facility, all of which, together with any future borrowings under the ABL Credit Facility, would be effectively senior to the notes to the extent of the value of the ABL Collateral securing such obligations, and $7.9 million of which represent obligations of the non-Guarantor Subsidiaries and, therefore, would be structurally senior to the Notes;

•	$16.8 million of capital lease obligations represent obligations of the non-Guarantor Subsidiaries and, therefore, would be structurally senior to the Notes; and

•

$127.6 million of additional liabilities (including trade payables), $66.7 million of which represent liabilities of the non-Guarantor Subsidiaries and, therefore, would be structurally senior to the Notes.

As of March 31, 2010, our borrowing availability under the ABL Credit Facility, was approximately $73.5 million, all of which was effectively senior to the Notes to the extent of the value of the ABL Collateral securing such obligations and up to $8.2 million of which could be incurred directly by the non-Guarantor Subsidiaries and therefore structurally senior to the Notes. Because borrowing availability under the ABL Credit Facility depends, in part, on inventory and accounts receivable values that fluctuate from time to time and is subject to discretionary reserves and revaluation adjustments imposed by the administrative agent and other limitations, such amount may not reflect our actual borrowing availability at any one point in time.

Note guarantees

The Guarantors will, jointly and severally fully and unconditionally guarantee on a senior basis the Company’s obligations under the Notes and all obligations under the Indenture. Each Note Guarantee will be secured on a first-priority basis by the First Priority Collateral owned by such Guarantor and on a second-priority basis by the ABL Collateral owned by such Guarantor. Such Guarantors will also agree to pay any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Collateral Agent or the Holders in enforcing any rights under the Guarantees. The obligations of the Guarantors under the Note Guarantees will rank equally in right of payment with other Indebtedness of such Guarantors, except to the extent such other Indebtedness is expressly subordinated to the obligations arising under the Note Guarantees, in which case the obligations of the Guarantors under the Note Guarantees will rank senior in right of payment to such other Indebtedness. The Note Guarantees will be effectively senior to all of the Guarantors’ existing and future senior unsecured Indebtedness to the extent of the value of the Collateral securing the Guarantees (after giving effect to any senior Lien on the Collateral). The Note Guarantees will be effectively subordinated to the Guarantors’ obligations under the ABL Credit Facility and Additional Obligations to the extent of the value of the Guarantors’ ABL Collateral securing such obligations on a first priority basis. The Note Guarantees will be effectively senior to the Guarantors obligations under the ABL Credit Facility and Additional Obligations to the

extent of the value of such Guarantor’s First Priority Collateral securing such Guarantor’s obligations under its Note Guarantee on a first-priority basis.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. Additionally, the parties hereto agree that, notwithstanding anything to the contrary contained herein, neither Holdings nor any subsidiary shall be required to provide any guarantee, pledge or asset support agreement that, in the reasonable judgment of Holdings, would subject Holdings to any adverse tax consequence due to the application of Section 956 of the Code.

Although the Indenture limits the amount of Indebtedness that Restricted Subsidiaries may incur, such Indebtedness may be substantial.

For the three months ended March 31, 2010, our non-Guarantor Subsidiaries represented $59.6 million, or 41.2%, of our sales, $0.1 million of net loss of our consolidated $7.0 million net loss, $9.3 million, or 26.0%, of our net cash provided by operating activities and $6.0 million, or 93.1%, of our Adjusted EBITDA. As of March 31, 2010, our non-Guarantor Subsidiaries represented $245.8 million, or 43.6%, of our total assets and had $184.7 million, or 30.5%, of our total liabilities, including debt and trade payables. For the year ended December 31, 2009, our non-Guarantor Subsidiaries represented approximately $287.1 million, or 37.1%, of our sales, $5.4 million, of net income of our consolidated 20.9 million net loss, $46.2 million, or 50.3%, of our net cash provided by operating activities and $31.3 million, or 43.4%, of our Adjusted EBITDA.

We do not currently intend to designate any of our Subsidiaries as Unrestricted Subsidiaries.

The Indenture provides that each Note Guarantee by a Guarantor (other than Holdings) will be automatically and unconditionally released and discharged, and each Subsidiary and its obligations under the Note Guarantee, the Indenture, the Collateral Documents, the Registration Rights Agreement and the Intercreditor Agreement will be released and discharged, upon:

(1) (a) any sale, exchange, transfer or disposition of (whether by merger, consolidation or the sale of) the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary or the sale of all or substantially all the assets (other than by lease) of such Guarantor, whether or not such Guarantor is the surviving corporation in such transaction to a Person which is not Holdings or a Restricted Subsidiary; provided that (x) such sale, exchange, transfer or disposition is made in compliance with the Indenture, including the covenants described under the captions “Repurchase at the option of holders—Asset dispositions” and “Certain covenants—Merger, consolidation or sale of assets,” and (y) all the obligations of such Guarantor under all Indebtedness of Holdings or its Restricted Subsidiaries terminate upon consummation of such transaction;

(b) the release or discharge of such Guarantor from its guarantees of Indebtedness of Holdings and the Guarantors under the ABL Credit Facility (including by reason of the termination of the ABL Credit Facility) and all other Indebtedness of the Company and its Restricted Subsidiaries, if such Guarantor would not then otherwise be required to guarantee the Notes pursuant to the Indenture, except a discharge or release by or as a result of payment under such Guarantee; provided, that if such Person has Incurred any Indebtedness or issued any Preferred Stock or Disqualified Stock in reliance on its status as a Guarantor under the covenant “Certain covenants—incurrence of indebtedness and issuance of preferred stock,” such Guarantor’s obligations under such Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under “Certain covenants—incurrence of indebtedness and issuance of preferred stock;”

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Company exercising its legal defeasance option or covenant defeasance option as described under “Legal defeasance and covenant defeasance” or the Company’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) in the case of clause (1)(a) above only, such Guarantor delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

In addition, the Indenture provides that Holdings’ Guarantee will be released upon a Permitted Restructuring in compliance with the provisions of the definition thereof.

Collateral

Assets pledged as collateral

The Notes and Note Guarantees will be secured by:

•

first-priority Liens and security interests, subject to Permitted Liens, in the principal U.S. assets of the Company and the Guarantors (other than ABL Collateral, Foreign Collateral and Excluded Property), including the patents, trademarks, trade names and other intellectual property (including certain intellectual property of the Company and the Guarantors located outside of the United States; provided, that in each case perfection of the security interest in such assets shall be limited to those security interests that may be perfected by the making of a filing in the U.S. or Canada) and the material real property, fixtures and equipment, in each case, now owned or hereafter acquired by the Company or the Guarantors;

•

first-priority Liens and security interests, subject to Permitted Liens, on Capital Stock of our Restricted Subsidiaries (which, in the case of Foreign Subsidiaries will be limited to 65% of the voting stock of each first-tier Foreign Subsidiary); and

•	second-priority Liens and security interests, subject to Permitted Liens, in the ABL Collateral.

The First Priority Collateral will include mortgage liens on specified material properties of the Company and the Guarantors. The properties to be subject to a mortgage lien (including all applicable after-acquired properties) that form a portion of the First Priority Collateral are referred to as “Premises” in this description.

The First Priority Collateral will include any improvements or additions to the real property, fixtures and equipment that currently form part of the First Priority Collateral. In addition, subject to various exceptions set forth in the Collateral Documents, the Company and the Guarantors are required to pledge as the First Priority Collateral any additional intellectual property, real property or related fixtures and equipment acquired after the date, including property or related fixtures and equipment acquired with the proceeds from certain specified transactions as described below under “—Certain covenants with respect to the collateral—After-acquired property.”

Excluded assets

The Collateral will exclude certain items of property (the “Excluded Property”), including:

•

any Capital Stock and other securities of a Subsidiary to the extent that the pledge of such Capital Stock and other securities results in Holdings being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary not to be subject to such requirement, as described in more detail below;

•

any Capital Stock of any first-tier Foreign Subsidiaries directly owned by Holdings, the Company or any Guarantor in excess of 65% of the voting Capital Stock of such first-tier Foreign Subsidiaries and any Capital Stock of any Foreign Subsidiaries other than first-tier Foreign Subsidiaries;

•	any assets of Foreign Subsidiaries;

•	any assets held by any Unrestricted Subsidiaries;

•

assets securing purchase money obligations or Capital Lease Obligations permitted to be incurred under the Indenture, solely to the extent the documentation relating thereto prohibits such assets from being Collateral and no Lien on those assets secures any other Indebtedness of Holdings, the Company or any of the Restricted Subsidiaries other than such purchase money obligations or Capital Lease Obligations;

•	all interests in real property other than fee interests;

•

any property to the extent that such grant of a security interest is prohibited by any requirement of law of a governmental authority, requires a consent not obtained of any governmental authority pursuant to such requirement of law or is prohibited by, or constitutes a breach or default under or results in the termination of or gives rise to a right on the part of the parties thereto other than Holdings and its Subsidiaries to terminate (or materially modify) or requires any consent not obtained under, any contract, license, agreement, instrument or other document evidencing or giving rise to such property or, in the case of any investment property, pledged stock or pledged note, any applicable shareholder or similar agreement, except to the extent that such requirement of law or the term in such contract, license, agreement, instrument or other document or shareholder or similar agreement providing for such prohibition, breach, default or right of termination or modification or requiring such consent is ineffective under applicable law;

•

any trucks, service vehicles, automobiles, rolling stock or other registered mobile equipment or equipment covered by certificates of title or ownership of Holdings, the Company or any Restricted Subsidiary;

•	deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments;

•

any property that the Collateral Agent shall determine in its sole discretion in which the cost (including adverse tax consequences) of obtaining a security interest would be excessive in relation to the value of the security to be afforded thereby; and

•	certain other items agreed by the parties and as more fully set forth in the Collateral Documents.

In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, modified or interpreted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of Holdings due to the fact that such Subsidiary’s Capital Stock or other securities secure the Notes, then the Capital Stock or other securities of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock or other securities that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, modified or interpreted, which would permit) such Subsidiary’s Capital Stock or other securities to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock or other securities of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

Intercreditor arrangements

The ABL Collateral securing the Notes and the Note Guarantees will also serve as collateral to secure the obligations of the Company and the Guarantors under the ABL Credit Facility. The Company, the Guarantors, the Collateral Agent, on behalf of itself and the Holders and the administrative agent under the ABL Credit Facility (the “ABL Agent”) entered into the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the ABL Collateral securing the Notes will be junior to the Liens in favor of the ABL Agent, and consequently, the lenders under the ABL Credit Facility will be entitled to receive the proceeds from the foreclosure of any such assets prior to the Holders; (2) neither the ABL Agent nor the lenders under the ABL Credit Facility have any Liens on the First Priority Collateral securing the Notes, and that, if the ABL Agent for any reason obtains a Lien on any First Priority Collateral, Liens on the First Priority Collateral securing the Notes will be senior to the security interest in favor of the ABL Agent, and consequently, the Holders will be entitled to receive proceeds from the foreclosure of any such assets prior to the lenders under the ABL Credit Facility; (3) during any insolvency proceedings, the ABL Agent and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral; and (4) certain procedures for enforcing the Liens on the Collateral shall be followed.

Pursuant to the terms of the Intercreditor Agreement, prior to the discharge of the first-priority Liens securing the ABL Credit Facility, the ABL Agent will determine the time and method by which the security interests in the ABL Collateral will be enforced. The Collateral Agent will not be permitted to enforce the security interests and certain other rights related to the Notes in the ABL Collateral even if an Event of Default has occurred and the Notes have been accelerated except in any insolvency or liquidation proceeding as necessary to file a claim or statement of interest with respect to the Notes or any Note Guarantee. Pursuant to the terms of the Intercreditor Agreement, after the discharge of the first-priority Liens securing the ABL Credit Facility, the Collateral Agent, acting at the instruction of the Holders of a majority in principal amount of the Notes, voting as one class, will determine the time and method by which the security interests in the ABL Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the ABL Collateral received by it under the Collateral Documents for the ratable benefit of the Holders and the holders of any Pari Passu Lien Indebtedness that is secured by the Collateral in accordance with the terms of the Indenture.

Holders will be deemed to have agreed and accepted the terms of the Intercreditor Agreement by their acceptance of the Notes.

Sufficiency of collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and other factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited, to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the Holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain covenants with respect to the collateral

The Collateral will be pledged pursuant to the Collateral Documents, which contain provisions relating to identification of the Collateral and the maintenance of perfected liens therein. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the Indenture as they relate to the Collateral.

Maintenance of collateral. The Collateral Documents, subject to certain exceptions, provide that the Company and the Guarantors shall maintain the Collateral that is material to the conduct of its business in good, safe and insurable operating order, condition and repair. The Collateral Documents, subject to certain exceptions, also provide that the Company and the Guarantors shall pay all real estate and other material taxes, and maintain in full force and effect all material permits and certain insurance coverages.

Certain proceeds. The Collateral Documents provide that (1) any Net Award or Net Insurance Proceeds shall be invested in Additional Assets (which may include performance of a restoration of the First Priority Collateral) and (2) pending such investment, any such Net Award or Net Insurance Proceeds in an aggregate amount in excess of $2.0 million shall be deposited in the Collateral Account or become the subject of a Net Proceeds Letter of Credit promptly upon the receipt of such Net Award or Net Insurance Proceeds. Any remaining proceeds shall then be applied in accordance with the covenant described under “—Repurchase at the option of the holders—Asset dispositions.”

As more fully described below under “Certain covenants—Limitations on sales of assets,” subject to certain exceptions, the Company must pledge the non-cash proceeds from any sale of the First Priority Collateral as the First Priority Collateral for the Notes and may use the Net Proceeds from any such sale of the First Priority Collateral to purchase Additional Assets that must be pledged as the First Priority Collateral for the Notes. Any remaining proceeds shall then be applied to make an offer to repurchase the Notes and any Pari Passu Lien Indebtedness in accordance with the terms of the Indenture. Non-cash proceeds from any sale of ABL Collateral will be pledged in accordance with the Intercreditor Agreement.

Proceeds from any of the above transactions will be deposited in a segregated account under the control of the Collateral Agent or will become the subject of a Net Proceeds Letter of Credit.

After-acquired property. Upon the acquisition by the Company or any Guarantor after the date of the Indenture of (1) any after-acquired assets, including, but not limited to, any after acquired real property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures or any working capital assets that, in any such case, form part of the First Priority Collateral or ABL Collateral, as applicable, or (2) any material Additional Assets out of the net cash proceeds from any issuance of Additional Notes or in compliance with the covenant described below under the caption “—Repurchase at the option of holders—Asset dispositions,” the Company or such Guarantor shall execute and deliver, (i) with regard to any real property (other than Excluded Property) with a fair market value of $1.0 million or more, the items described under “—Real estate mortgages and filings” below within 90 days of the date of acquisition, and (ii) to the extent required by the Collateral Documents, any information, documentation or other certificates as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after acquired property (other than Excluded Property) and to have such after-acquired property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

Further assurances. The Collateral Documents and the Indenture provide that the Company and the Guarantors shall, at their sole expense, do all acts which may be reasonably necessary, if requested by the Collateral Agent, to confirm that the Collateral Agent holds, for the benefit of the Holders and the Trustee, duly created, enforceable and perfected first- or second- priority Liens and security interests, as applicable, in the Collateral (subject to Permitted Liens) to the extent required by the Indenture, the Collateral Documents and the Intercreditor Agreement.

As necessary, or upon request of the Collateral Agent or the Trustee, the Company and the Guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, which may be necessary, or as the Collateral Agent or the Trustee may reasonably request, to assure, perfect, transfer and confirm the property and rights conveyed by the Collateral Documents, including with respect to after-acquired Collateral, to the extent required thereunder.

The Indenture provides that the Company will comply with the applicable provisions of the Trust Indenture Act as they relate to the Collateral.

The Company will cause Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the Notes, to be complied with, whether or not the Indenture is qualified under the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Company except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) is inapplicable.

Impairment of security interest. Neither Holdings, the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent and the Holders with respect to the Collateral. Neither Holdings, the Company nor any of its Restricted Subsidiaries shall grant to any Person, or permit any Person to retain (other than the Collateral Agent or the collateral agent under the ABL Credit Facility), any interest whatsoever in the Collateral, other than Permitted Liens. Neither Holdings, the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement. Holdings and the Company will, and will cause each Guarantor to, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee or the Collateral Agent reasonably requests, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Collateral Documents.

Real estate mortgages and filings. With respect to Premises:

(1) the Company or the applicable Guarantor shall deliver to the Collateral Agent, as mortgagee or beneficiary, as applicable, for the ratable benefit of itself and the holders of the Notes, fully executed counterparts of Mortgages, each dated not later than 60 days of the date of the Indenture or 90 days of the date of acquisition of such property, as the case may be, in accordance with the requirements of the Indenture and/or the Collateral Documents, duly executed by the Company or the applicable Guarantor, together with satisfactory evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected first priority Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) within the applicable period of time specified in clause (1) above, the Collateral Agent shall have received mortgagee’s title insurance policies in favor of the Collateral Agent, and its successors and/or assigns, in the form necessary, with respect to the property purported to be covered by the applicable Mortgages, to insure that the interests created by the Mortgages constitute valid first priority Liens thereon free and clear of all Liens, defects and encumbrances, other than Permitted Liens, all such title policies to be in amounts equal to 100% of the estimated fair market value of the Premises covered thereby, and such policies shall also include, to the extent available, all such endorsements as shall be reasonably required and shall be accompanied by evidence of the payment in full of all premiums thereon (or that satisfactory arrangements for such payment have been made); and

(3) within the applicable period of time specified in clause (1) above, the Company shall, or shall cause the Guarantors to, deliver to the Collateral Agent (x) with respect to each of the covered Premises owned on the date of the Indenture, such filings, surveys (or any updates or affidavits that the title company may reasonably require in connection with the issuance of the title insurance policies) (in each case, to the extent existing on the Issue Date), local counsel opinions, fixture filings, along with such other documents, instruments, certificates and agreements, as the Collateral Agent and its counsel shall reasonably request, and (y) with respect to each of the covered Premises acquired after the date of the Indenture, such filings, surveys (to the extent existing at the time of the acquisition), fixture filings, instruments, certificates, agreements and/or other documents necessary to comply with clauses (1) and (2) above and to perfect the Collateral Agent’s security interest and first priority Lien in such acquired covered Premises, together with such local counsel opinions as the Collateral Agent and its counsel shall reasonably request.

Negative pledge. The Indenture provides that Holdings and its Restricted Subsidiaries will not further pledge the Collateral as security or otherwise, subject to Permitted Liens. The Company, however, subject to compliance by the Company with the covenant described below under the caption “Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” has the ability to issue an unlimited aggregate principal amount of Additional Notes, all of which may be secured by the Collateral (subject, in each case to the limitations of “Certain covenants—Liens”); provided, however, that (1), to the extent not used to refinance Senior Secured Debt, the net cash proceeds from any such issuance of Additional Notes shall be invested in Additional Assets, which Additional Assets, to the extent constituting First Priority Collateral, are thereupon with their acquisition added to the First Priority Collateral securing the Notes; and (2) pending such investment, any such net cash proceeds in an aggregate amount in excess of $5.0 million shall be deposited into the Collateral Account or become the subject of a Net Proceeds Letter of Credit promptly upon the receipt of such net cash proceeds; provided, further that if the proceeds of the Additional Notes are invested in Additional Assets described in clause (ii) or (iii) of the definition thereof, at least a majority of such assets which would constitute First Priority Collateral of the applicable Restricted Subsidiary (on a book value basis) become First Priority Collateral upon acquisition thereof. If we issue Additional Notes, your rights in the Collateral may be diluted.

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the net proceeds of any such sale to the Holders on a pro rata basis, subject to any prior Liens on the Collateral and the provisions of the Intercreditor Agreement. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Company’s obligations under the Notes.

Certain bankruptcy limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Company or any Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor or any other Collateral, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a domestic or foreign bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and unsecured claims with respect to such shortfall.

In addition, because a portion of the Collateral consists of pledges of a portion of the Capital Stock of certain of the Company’s Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the Holders to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

Release

The Liens on the Collateral will be released with respect to the Notes:

(1) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Notes;

(2) in whole, upon satisfaction and discharge of the Indenture;

(3) in whole, upon a legal defeasance as set forth under the caption “Certain covenants—Legal defeasance and covenant defeasance;”

(4) in part, as to any property constituting Collateral (A) that is sold or otherwise disposed of by Holdings, the Company or any of the Restricted Subsidiaries in a transaction permitted by the covenant described under the caption “—Repurchase at the option of holders—Asset dispositions” and by the Collateral Documents, to the extent of the interest sold or disposed of, or otherwise not prohibited by the Indenture and the Collateral Documents; (B) that is cash or Net Proceeds withdrawn from the Collateral Account for any one or more purposes permitted by subsection (a) of the covenant described under the caption “—Repurchase at the option of holders—Asset dispositions;” (C) with respect to ABL Collateral, upon any release, sale or disposition (other than in connection with a cancellation or termination of the ABL Credit Facility) of any ABL Collateral pursuant to the terms of the ABL Credit Facility resulting in the release of the Lien on such Collateral securing the ABL Credit Facility; or (D) otherwise in accordance with, and as expressly provided for under, the Indenture or the Intercreditor Agreement;

(5) that is owned by a Guarantor that is released from its Note Guarantee in accordance with the Indenture;

(6) in connection with a Permitted Restructuring in compliance with the provisions described under the caption “—Permitted Restructuring;” and

(7) with the consent of Holders of 66 2/3% in aggregate principal amount of the Notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes), provided, that, in the case of any release in whole pursuant to clauses (1) through (5) above, all amounts owing to the Trustee under the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement have been paid.

To the extent required by the Indenture for the release of principal properties that constitute First Priority Collateral, the Company and each Guarantor will furnish to the Trustee, prior to each proposed release of such First Priority Collateral pursuant to the Collateral Documents and the Indenture, an Officers’ Certificate as required by the Indenture.

Upon compliance by the Company or the Guarantors, as the case may be, with the conditions precedent set forth above, the Trustee or the Collateral Agent shall promptly cause to be released and reconveyed to the Company, or the Guarantors, as the case may be, the released Collateral.

Refinancings of the ABL credit facility and the notes

The obligations under the ABL Credit Facility and the obligations under the Indenture and the Notes may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the ABL Credit Facility or any security document related thereto or under the Indenture and the Collateral Documents) of the ABL Agent, the lenders under the ABL Credit Facility, the Collateral Agent or the Holders of the Notes, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that the lenders providing or holders of any such refinancing or replacement indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the ABL Agent or the Collateral Agent, as the case may be, shall reasonably request and in form and substance reasonably acceptable to the ABL Agent or the Collateral Agent, as the case may be.

In addition, if at any time in connection with or after the discharge of ABL Obligations, the Company enters into any replacement of the ABL Credit Facility secured by all or a portion of the ABL Collateral on a first-priority basis, then such prior discharge of ABL Obligations shall automatically be deemed not to have occurred for all purposes of the Intercreditor Agreement, the ABL Credit Facility, the Indenture and the Collateral Documents, and the Obligations under such ABL Credit Facility shall automatically be treated as Bank Lender Debt for all purposes of the Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of the ABL Collateral (or such portion thereof) set forth therein. Notwithstanding any replacement or refinancing of the ABL Credit Facility or the entering into of a new ABL Credit Facility (whether or not such replacement or refinancing of the ABL Credit Facility immediately follows any prior discharge of the ABL Credit Facility previously in existence), the Notes and the Note Guarantees shall be, in addition to being secured by the First Priority Collateral, secured by the ABL Collateral (it being understood that during the period the ABL Credit Facility is not in existence that the Notes and the Note Guarantees will be secured by a first-priority lien, subject to Permitted Liens, in all of the Collateral).

Optional redemption

At any time prior to January 15, 2013, the Company may on any one or more occasions redeem up to 35% of the aggregate original principal amount of Notes issued under the Indenture at a redemption price of 112.25% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings of the Company (or of Holdings or any Parent, to the extent such proceeds are contributed to the Company’s common equity capital); provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or contribution.

At any time prior to January 15, 2013, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company’s option prior to January 15, 2013.

On or after January 15, 2013, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on January 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2013	106.125%
2014 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described below under the caption “—Repurchase at the option of holders.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase at the option of holders

Change of control

If a Change of Control occurs, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture; provided that no Notes of $2,000 or less can be repurchased in part. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

In the event that at the time of such Change of Control the terms of any Indebtedness restrict or prohibit the repurchase of Notes, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, the Company shall either (i) repay in full all such Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing such Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph. The Company will first comply with the requirement described in the preceding sentence before making the Change of Control Offer; provided that such compliance will not extend the time periods set forth in the Indenture for the Company to make an offer to repurchase the Notes in connection with a Change of Control.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable as a result of the Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Company’s ability to pay cash to holders of Notes following the occurrence of a Change of Control may be limited by its then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

Asset dispositions

(a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition of Collateral unless:

(i) Holdings or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by Holdings’ management, or if such Asset Disposition involves consideration in excess of $10.0 million, by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee (including as to the value of all non-cash consideration), of the Collateral subject to such Asset Disposition;

(ii) at least 75% of the consideration from such Asset Disposition received by Holdings or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents and 100% of the portion of the Net Proceeds from Asset Dispositions relating to the First Priority Collateral in excess of

$5.0 million in the aggregate (to the extent not applied or invested as provided below) is deposited directly into the Collateral Account or becomes the subject of a Net Proceeds Letter of Credit promptly upon the receipt of such Net Proceeds; and

(iii) the remaining consideration from such Asset Disposition that is not in the form of cash or Cash Equivalents is thereupon with its acquisition pledged as the First Priority Collateral to secure the Notes, in the case of an Asset Disposition of the First Priority Collateral, or as ABL Collateral, in the case of an Asset Disposition of ABL Collateral.

For purposes of clause (ii) of the preceding paragraph, the following shall be deemed to be cash: (a) the repayment or assumption of Indebtedness secured by Liens with a priority senior or equal to the Liens in favor of the Notes and the Guarantees and (b) any securities, notes or other obligations received by Holdings or any such Restricted Subsidiary from such transferee that are, within 180 days of the closing of the disposition of Collateral, converted by Holdings or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

Any Net Proceeds from any Asset Dispositions of First Priority Collateral deposited into the Collateral Account or the subject of a Net Proceeds Letter of Credit may be invested by the Company or a Guarantor in Additional Assets constituting First Priority Collateral (including, without limitation, through capital expenditures in domestic assets constituting First Priority Collateral) within 360 days of the date of the receipt of any Net Proceeds from such Asset Disposition, which Additional Assets are thereupon with their acquisition added to the First Priority Collateral securing the Notes; provided that a binding commitment entered into with such 360-day period shall be treated as a permitted application of the Net Proceeds so long as such Net Proceeds shall be applied to satisfy such commitment within 180 days of the date of such commitment; provided further that Additional Assets shall not include the Capital Stock of Foreign Subsidiaries for purposes of this requirement unless the relevant Asset Disposition consisted of the sale of the Capital Stock of a Foreign Subsidiary.

All of the Net Proceeds received from any Recovery Event in respect of First Priority Collateral shall be deposited directly into the Collateral Account or become the subject of a Net Proceeds Letter of Credit promptly upon the receipt of such Net Proceeds and may be invested by the Company or a Guarantor in Additional Assets constituting First Priority Collateral (which may include performance of a restoration of the affected Collateral) within 360 days of the date of the receipt of any Net Proceeds from such Recovery Event, which Additional Assets are thereupon with their acquisition added to the First Priority Collateral securing the Notes; provided that a binding commitment entered into with such 360-day period shall be treated as a permitted application of the Net Proceeds so long as such Net Proceeds shall be applied to satisfy such commitment within 180 days of the date of such commitment; provided further that (x) the Company shall not be required to deposit in the Collateral Account or make the subject of a Net Proceeds Letter of Credit Net Proceeds in an aggregate amount of $2.0 million or less and (y) Additional Assets shall not include the Capital Stock of Foreign Subsidiaries for purposes of this requirement unless the relevant Recovery Event involved the Capital Stock of a Foreign Subsidiary.

Any Net Proceeds from Asset Dispositions of Collateral or Recovery Events deposited into the Collateral Account may be withdrawn, and any Net Proceeds Letter of Credit may be reduced and/or terminated, in each case, in the amount to be invested or applied by the Company or a Guarantor in accordance with the Indenture.

Any Net Proceeds from Asset Dispositions of Collateral or Recovery Events that are not deposited (or made subject to a Net Proceeds Letter of Credit), applied or invested as provided in this subsection (a) within the applicable timeframe or in accordance with the Collateral Documents will be deemed to constitute “Excess Collateral Proceeds.” When the aggregate amount of Excess Collateral Proceeds exceeds $5.0 million, within 15 days thereof, the Company will be required to make an offer (“Collateral Disposition Offer”) to all Holders of Notes and all holders of other Pari Passu Lien Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of Collateral to purchase the maximum principal amount of the Notes and such Pari Passu Lien Indebtedness (on a pro rata basis) to which the Collateral Disposition Offer applies that may be purchased out of the Excess Collateral Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, that to the extent the Excess Collateral Proceeds relate to Asset Dispositions of ABL Collateral, the Company may, prior to making a Collateral Disposition Offer, make a prepayment with respect to the maximum principal amount of Indebtedness and Obligations that is secured by ABL Collateral on a first-priority basis that may be prepaid out of such Excess Collateral Proceeds, at a price in cash in an amount equal to 100% of the principal amount of such Indebtedness and Obligations, plus accrued and unpaid interest, to the date of prepayment, with any Excess Collateral Proceeds not used to prepay such Indebtedness offered to Holders in accordance with this paragraph. To the extent that the aggregate amount of Notes and other Pari Passu Lien Indebtedness so validly tendered and not properly withdrawn pursuant to a Collateral Disposition Offer is less than the Excess Collateral Proceeds (after giving effect to the prepayment of Indebtedness secured on a first-priority basis in the case of an Asset Disposition of ABL Collateral), the Company may use any remaining Excess Collateral Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders and Pari Passu Lien Indebtedness tendered pursuant to such Collateral Disposition Offer exceeds the amount of Excess Collateral Proceeds, the Notes and Pari Passu Lien Indebtedness to be purchased shall be selected on a pro rata basis. Upon completion of such Collateral Disposition Offer, the amount of Excess Collateral Proceeds shall be reset at zero.

(b) Holdings will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition (other than Asset Dispositions of Collateral which shall be treated in the manner set forth in paragraph (a) above) unless:

(1) Holdings (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Disposition at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) at least 75% of the consideration received in the Asset Disposition by Holdings or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on Holdings’ most recent consolidated balance sheet, of Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Holdings or such Restricted Subsidiary from further liability; and

(c) any securities, notes or other obligations received by Holdings or any such Restricted Subsidiary from such transferee that are, within 180 days of the closing of such Asset Disposition, converted by Holdings or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

Within 360 days after the receipt of any Net Proceeds from an Asset Disposition subject to subsection (b) of this covenant, Holdings (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1) to repay Senior Debt (and to correspondingly reduce commitments with respect thereto) and Indebtedness of the applicable Restricted Subsidiary of Holdings, other than Indebtedness owed to Holdings or another Restricted Subsidiary;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Holdings;

(3) to make capital expenditures; or

(4) to acquire other assets that are used or useful in a Permitted Business;

provided that, in the case of clauses (2), (3) and (4) above, a binding commitment entered into with such 360-day period shall be treated as a permitted application of the Net Proceeds so long as such Net Proceeds shall be applied to satisfy such commitment within 180 days of the date of such commitment.

Pending the final application of any Net Proceeds, Holdings may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Dispositions that are not applied or invested as provided above will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 15 days thereof, the Company will make an offer (“Asset Disposition Offer”) to all holders of Notes and all holders of other Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”) containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Disposition Offer will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Disposition Offer, Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other Pari Passu Indebtedness tendered pursuant to such Asset Disposition Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero.

(c) The Collateral Disposition Offer or Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of Notes and other Indebtedness required to be purchased pursuant to subsection (a) of this covenant and Pari Passu Indebtedness required to be purchased pursuant to subsection (b) this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and other Indebtedness required to be purchased pursuant to the subsection (a) of this covenant and Pari Passu Indebtedness required to be purchased pursuant to subsection (b) of this covenant, if applicable, validly tendered in response to the Collateral Disposition Offer or Asset Disposition Offer, as applicable. If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on such Asset Disposition Purchase Date to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Collateral Disposition Offer or Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes (and other Indebtedness required to be purchased pursuant to subsection (a) of this covenant and Pari Passu Indebtedness required to be purchased pursuant to subsection (b) of this covenant) validly tendered and not properly withdrawn pursuant to the Collateral Disposition Offer or Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes (and other Indebtedness required to be purchased pursuant to subsection (a) of this covenant and Pari Passu Indebtedness required to be purchased pursuant to subsection (b) of this covenant) validly tendered and not properly withdrawn, in each case in integral multiples of $1,000; provided that no Notes of $2,000 or less can be repurchased in part. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes or holder or lender of such other Indebtedness or Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes, such other Indebtedness or Pari Passu Indebtedness validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an

Officers’ Certificate from the Company, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Collateral Disposition Offer or Asset Disposition Offer, as the case may be, on the Asset Disposition Purchase Date.

(d) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Collateral Disposition Offer or an Asset Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Disposition provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Disposition provisions of the Indenture by virtue of such compliance.

(e) Holdings will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

(1) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) in the event such Asset Swap involves the transfer by Holdings or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Holdings in good faith, in excess of $10.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of Holdings; and

(3) in the event such Asset Swap involves the transfer by Holdings or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Holdings in good faith, in excess of $15.0 million, Holdings has received a written opinion from an independent investment banking firm of nationally recognized standing that such Asset Swap is fair to Holdings or such Restricted Subsidiary, as the case may be, from a financial point of view.

Selection and notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Permitted Restructuring

Under the terms of the Indenture and the Collateral Documents, Holdings and its Restricted Subsidiaries, may effect the specific corporate restructurings that are described in the definition of “Permitted Restructuring,”

provided that in the case of a Permitted Restructuring described in clause (a) of the definition of such term, (i) New Holding Company assumes all the obligations of Holdings under its Guarantee, the Indenture, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement, in each case, pursuant to agreements reasonably satisfactory to the trustee, and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to New Holding Company, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; (ii) immediately after such Permitted Restructuring, no Default or Event of Default exists; (iii) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such Permitted Restructuring complies with the Indenture; (iv) the Company shall have delivered to the Trustee an Opinion of Counsel confirming that holders of the Notes will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of such Permitted Restructuring; (v) if New Holding Company is formed under the laws of a Non-U.S. Jurisdiction, it must (1) irrevocably submit to the jurisdiction of any U.S. Federal or New York State court in the Borough of Manhattan in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under its Guarantee, the Indenture, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement, (2) agree that all claims in respect of such suit or proceeding may be determined in any such court and irrevocably waive the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding, (3) to the extent permitted by law, waive any objections to the enforcement by any competent court in its home jurisdiction of any judgment validly obtained in any such court in New York on the basis of any such legal suit, action or proceeding, and (4) appoint an authorized agent for service of process in the State of New York upon whom process may be served in any such legal suit, action or proceeding; (vi) if New Holding Company is formed under the laws of a Non-U.S. Jurisdiction, it must file with the SEC and report as a U.S. domestic issuer; (vii) the Collateral transferred to New Holding Company will (1) continue to constitute Collateral under the Indenture and the Collateral Documents, (2) be subject to the Lien in favor of the Trustee for the benefit of the holders of the Notes, and (3) not be subject to any Lien, other than Liens permitted by the terms of the Indenture; and (viii) to the extent that the assets of New Holding Company are assets of the type which would constitute Collateral under the Collateral Documents, New Holding Company will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

Concurrently with the completion of the transactions described in clause (a) of the definition of Permitted Restructuring, (i) Holdings shall be automatically released from its obligations under its Guarantee, the Indenture, the Registration Rights Agreement, the Intercreditor Agreement and the Collateral Documents, and, immediately following the completion of the transactions described in such clause (a), references herein to Holdings shall mean New Holding Company, and all Subsidiaries of New Holding Company (all of which initially shall be Restricted Subsidiaries until designated as Unrestricted Subsidiaries in accordance with the Indenture) shall guarantee the Notes and provide security therefor to the extent Subsidiaries are required to do so under the Indenture, and (ii) any pledge of the Equity Interests of New Holding Company shall be automatically released.

Any Permitted Restructuring effected in compliance with the provisions described under this “Permitted Restructuring” and the provisions of the definition thereof will be permitted under the terms of the Indenture and the Collateral Documents notwithstanding any limitations that may otherwise have been applicable to the specific corporate restructurings (and only such restructurings) that are described in the definition of Permitted Restructuring. See “Risk factors—EM II LP’s obligations under its guarantee of the notes and the related collateral documents could be assumed by a non-U.S. entity.”

Certain covenants

Suspension of Covenants

Following the first day (the “Suspension Date”) that (a) the Notes have an Investment Grade Rating from both Moody’s and S&P, and (b) no Default has occurred and is continuing, Holdings, the Company and all of the Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized below under: (i) “—Incurrence of Indebtedness and issuance of preferred stock;” (ii) “—Restricted Payments;” (iii) “—Dividends and other payment restrictions affecting subsidiaries;” (iv) “—Asset Dispositions;” (v) “—Transactions with Affiliates;” and (vi) clause 4 of the first paragraph under “—Merger, consolidation or sale of assets,” (collectively, the “Suspended Covenants”). In the event that Holdings, the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of Moody’s and S&P withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating, then Holdings, the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to herein as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.

Restricted payments

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Holdings and other than dividends or distributions payable to Holdings or a Restricted Subsidiary of Holdings or to other holders of Equity Interests of a Restricted Subsidiary on a pro rata basis);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Holdings) any Equity Interests of Holdings or any direct or indirect parent of Holdings (other than any such Equity Interests owned by Holdings or any Restricted Subsidiary of Holdings and any payment made solely in Equity Interests of Holdings);

(3) make any payment on (other than any payment made solely in Equity Interests of Holdings) or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Holdings, the Company and any of the Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of indebtedness and issuance of preferred stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdings and its Restricted Subsidiaries since the date of the Indenture (excluding (i) Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (9), (10), (11), (12), (13), (15), (16) and (17) of the next succeeding paragraph and (ii) Restricted Payments permitted by clause (8) of the next succeeding paragraph if and to the extent such Restricted Payments have been expensed in the computation of Net Income), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Holdings for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of Holdings’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, received by Holdings since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Holdings (other than Disqualified Stock) or a Parent or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Holdings or a Parent that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Holdings); plus

(c) the amount by which Indebtedness of Holdings is reduced on its balance sheet upon the conversion or exchange (other than by a Subsidiary of Holdings) subsequent to the date of the Indenture of any Indebtedness of Holdings convertible or exchangeable for Equity Interests of Holdings (less the amount of any cash, or other property, distributed by Holdings upon such conversion or exchange); plus

(d) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(e) to the extent that any Unrestricted Subsidiary of Holdings designated as such after the date of the Indenture is redesignated as a Restricted Subsidiary after the date of the Indenture, the Fair Market Value of the Holdings’ Investment in such Subsidiary as of the date of such redesignation.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent cash contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Holdings, the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or Equity Interests of Holdings;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Holdings to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings or any Parent or any Restricted Subsidiary of Holdings or any distribution, loan or advance to Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, Holdings or any Restricted Subsidiary in each case held by any current or former officer, director or employee of Parent, Holdings or any Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed (a) $1.0 million in any twelve-month period (plus the net cash proceeds from the issuance of Equity Interests to officers, directors or employees) (with unused amounts in any twelve-month period being carried over to succeeding twelve-month periods) or (b) $5.0 million (plus the net cash proceeds from the issuance of Equity Interests to officers, directors or employees) in the aggregate since the Issue Date (provided that, in each case, the amount of any such net cash proceeds that are utilized for any such Restricted Payment pursuant to clauses (a) or (b) will be excluded from clause (3)(b) of the preceding paragraph); it being understood that the cancellation of Indebtedness owed by management to the Company in connection with such repurchase or redemption will not be deemed to be a Restricted Payment;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock or Preferred Stock of Holdings or any Restricted Subsidiary of Holdings issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of indebtedness and issuance of preferred stock” to the extent such dividends are included in the calculation of Fixed Charges;

(8) Permitted Payments;

(9) the repayment or repurchase of Indebtedness that is subordinated in right of payment to the Notes or the Note Guarantees upon an Asset Disposition or Change of Control if and to the extent that such repayment or repurchase was required by the provisions of such Indebtedness; provided that, prior to such repayment or repurchase, the Company shall have made the Collateral Disposition Offer, the Asset Disposition Offer or Change of Control Offer, as applicable, with respect to the Notes as required by the Indenture, and the Company shall have repurchased all Notes validly tendered for payment and not withdrawn in connection with such Collateral Disposition Offer, Asset Disposition Offer or Change of Control Offer, as applicable;

(10) the payment of dividends on common stock of the Company, Holdings or any Parent following the first bona fide underwritten public offering of common stock of the Company, Holdings or any Parent after the Issue Date of up to 6.0% per annum of the net cash proceeds received by or contributed to the Company or Holdings in or from any such public offering;

(11) Management Fees paid pursuant to the Management Agreement, as in effect on the Issue Date;

(12) any payments made in connection with the Transactions;

(13) cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Equity Interests of Holdings or any direct or indirect parent of Holdings or a Restricted Subsidiary;

(14) payments or distributions to dissenting stockholders pursuant to applicable law in connection with or in contemplation of a merger, consolidation or transfer of assets that complies with the provisions of the Indenture relating to mergers, consolidations or transfers of substantially all of Holdings’ and the Company’s assets;

(15) any transfer of assets or property in connection with a Permitted Restructuring in compliance with the provisions described under the caption “—Permitted Restructuring;”

(16) any Restricted Payments that are made with Excluded Contributions; and

(17) other Restricted Payments in an aggregate amount not to exceed $25.0 million since the date of the Indenture,

provided, that in the case of Restricted Payments pursuant to clauses (5), (7), (9), (10), (11) and (17) above, no Default has occurred and is continuing or would be caused as a consequence of such payment.

In the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including, without limitation, the first paragraph of this “Limitation on Restricted Payments” covenant, Holdings, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

If Holdings or any of its Restricted Subsidiaries makes a Restricted Payment which, at the time of the making of such Restricted Payment, was made in compliance with the provisions of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to Holdings’ financial statements affecting Consolidated Net Income.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Holdings if the Fair Market Value exceeds $10.0 million, whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of indebtedness and issuance of preferred stock

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Holdings may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Company and the Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or Preferred Stock, if the Fixed Charge Coverage Ratio for Holdings’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued, as the case may be, would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Holdings and any Restricted Subsidiaries of additional Indebtedness and letters of credit under Debt Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Holdings and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $190.0 million less the aggregate amount of all Net Proceeds of Asset Dispositions applied by the Company or any of its Restricted Subsidiaries since the date of the Indenture to permanently repay any Indebtedness under a Debt Facility (and, in the case of any revolving credit Indebtedness, to effect a corresponding permanent commitment reduction thereunder) and (b) the Borrowing Base;

(2) the incurrence by Holdings, the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the Indenture and the exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

(3) the incurrence by Holdings and its Restricted Subsidiaries of the Existing Indebtedness;

(4) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred within 360 days of the acquisition or completion of construction or installation for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Holdings or any of its Restricted Subsidiaries, or Attributable Debt relating to a sale and leaseback transaction, in an aggregate principal amount not to exceed $35.0 million at any time outstanding;

(5) the incurrence by Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5), (15) or (16) of this paragraph;

(6) the incurrence by Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Holdings, the Company and any of the Restricted Subsidiaries; provided, however, that:

(a) if Holdings, the Company or any Guarantor is the obligor on such Indebtedness and the payee is not Holdings, the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of Holdings or a Guarantor (provided that payments with respect to such Indebtedness may be made so long as no Event of Default has occurred and is continuing); and

(b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Holdings, the Company or a Restricted Subsidiary of Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not Holdings, the Company or a Restricted Subsidiary of Holdings, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Holdings, the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Holdings’ Restricted Subsidiaries to Holdings or to any of its Restricted Subsidiaries of shares of Preferred Stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than Holdings or a Restricted Subsidiary of Holdings; and

(b) any sale or other transfer of any such Preferred Stock to a Person that is not either Holdings or a Restricted Subsidiary of Holdings, will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by Holdings or any of the Restricted Subsidiaries of Indebtedness of Holdings or a Restricted Subsidiary of Holdings that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Holdings, the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance and surety bonds or other obligations in respect of workers’ compensation claims, health, disability, or other employee benefits or property, casualty or liability insurance or self-insurance obligations;

(11) Indebtedness arising from agreements of Holdings or a Restricted Subsidiary of Holdings providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of Holdings, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Holdings and its Restricted Subsidiaries in connection with such disposition;

(12) Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed $35.0 million at any time outstanding;

(13) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14) the incurrence by Holdings, the Company or any of the Restricted Subsidiaries of Indebtedness in connection with the repurchase, redemption or other acquisition or retirement of Equity Interests held by any current or former officer, director or employee of any Parent, Holdings, the Company or any the Restricted Subsidiaries; provided that such repurchase, redemption or other acquisition or retirement is permitted by clause (5) of the covenant described above under the caption “—Restricted payments;”

(15)(x) the incurrence by Holdings of Indebtedness or Disqualified Stock, or the incurrence by a Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock, to finance the acquisition of a Permitted Business or the Capital Stock of a Person engaged in a Permitted Business or (y) the incurrence by Holdings or a Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by Holdings or any Restricted Subsidiary or merged into Holdings or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that in the case of (x) and (y) after giving effect to such acquisition or merger on a pro forma basis (A) Holdings would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test or (B) the Fixed Charge Coverage Ratio of Holdings is (i) greater than 1.75 to 1.00 and (ii) greater than the Fixed Charge Coverage Ratio of Holdings immediately prior to such acquisition or merger;

(16) endorsement of instruments or other payment items for deposit;

(17) Indebtedness in respect of letters of credit, performance bonds, surety bonds or like obligations in respect of performance guarantees or similar commitments by Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(18) the incurrence by Holdings or Restricted Subsidiary of additional Indebtedness (which additional Indebtedness may be incurred under the ABL Credit Facility) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $40.0 million; and

(19) all premium (if any), fees, expenses, charges and additional and contingent interest on Indebtedness incurred in compliance with this “Incurrence of indebtedness and issuance of preferred stock” covenant.

For purposes of determining compliance with this “Incurrence of indebtedness and issuance of preferred stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Notwithstanding the foregoing, Indebtedness under the ABL Credit Facilities outstanding on the date on which Notes were first issued under the Indenture was deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest (including post-petition interest), the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Holdings as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Holdings or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Holdings will not, and will not permit the Company or any Guarantor to, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of Holdings, the Company or any Guarantor, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Note Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of Holdings, the Company or such Guarantor, as the case may be. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

Holdings will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, including any guarantee of such Restricted Subsidiary with respect to Indebtedness, upon any property or assets of Holdings or such Restricted Subsidiary, now owned or hereafter acquired, or upon any income or profits therefrom, or to assign or convey any right to receive income therefrom.

Limitation on sale and leaseback transactions

Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Holdings or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Holdings or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under (i) the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption

“—Incurrence of indebtedness and issuance of preferred stock” or (ii) clauses (4) or (17) of the definition of Permitted Debt and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of Holdings or the applicable Restricted Subsidiary and evidenced by a resolution of the Board of Directors of Holdings or the applicable Restricted Subsidiary, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the option of holders—Asset dispositions.”

Dividend and other payment restrictions affecting subsidiaries

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Holdings or any of its Restricted Subsidiaries;

(2) make loans or advances to Holdings or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions (x) under the ABL Credit Facility, or (y) in effect on the date of the Indenture, including agreements governing Existing Indebtedness and Debt Facilities (other than the ABL Credit Facility) as in effect on the date of the Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements described in this clause (y); provided that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture except to the extent that market conditions require more restrictive encumbrances and restrictions as reasonably determined by the Company;

(2) the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment and similar provisions in contracts, leases or licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” and restrictions in the agreements relating thereto that limit the right of the debtor to dispose of the assets subject to such Liens;

(9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition;

(11) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(12) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture that restrict the transfer of ownership interests in such joint venture;

(13) restrictions on the sale or transfer of assets imposed under any agreement to sell such assets or granting an option to purchase such assets entered into with the approval of Senior Management; provided that such sale or transfer complies with the other provisions of the Indenture;

(14) Indebtedness of a Restricted Subsidiary permitted to be incurred under the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock;” and

(15) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above or any Permitted Refinancing Indebtedness; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of the Board of Directors of Holdings or any applicable Restricted Subsidiary, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, consolidation or sale of assets

The Company and Holdings. Except in connection with a Permitted Restructuring in compliance with the provisions described under the caption “—Permitted Restructuring,” neither the Company nor Holdings will, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company or Holdings is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company or Holdings, as the case may be, is the surviving corporation or entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company or Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made (such entity, in the case of the Company, the “Successor Company” and, in the case of Holdings, the “Successor Person”) is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that, in the case of the Company, if the Successor Company is not a corporation, the Successor Company shall be required to cause a subsidiary of the Successor Company that is a corporation to be a co-obligor under the Notes);

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company or Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company or Holdings, as applicable, under the Notes, the Note Guarantee, the Indenture, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement, in each case, pursuant to agreements reasonably satisfactory to the trustee, and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company or the Successor Person, as the case may be, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) the Company, Holdings or the Person formed by or surviving any such consolidation or merger (if other than the Company or Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock” or (b) would have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio immediately prior to such transaction;

(5) each Guarantor (unless the Company is the surviving corporation, or unless such Guarantor is the Successor Company) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes and its obligations under the Collateral Documents and the Intercreditor Agreement shall continue to be in effect and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(6) the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture;

(7) the Collateral transferred to the Successor Company or the Successor Person, as the case may be, will (a) continue to constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Trustee for the benefit of the holders of the Notes, and (c) not be subject to any Lien, other than Liens permitted by the terms of the Indenture; and

(8) to the extent that the assets of the Person which is merged or consolidated with or into the Successor Company or the Successor Person, as the case may be, are assets of the type which would constitute Collateral under the Collateral Documents, the Successor Company or the Successor Person, as applicable, will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

In addition, neither the Company nor Holdings will, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person other than in compliance with this “Merger, consolidation or sale of assets” covenant.

The foregoing clauses (3) and (4) of this “Merger, consolidation or sale of assets” covenant will not apply to:

(1) a merger of Holdings or the Company with an Affiliate solely for the purpose of reincorporating Holdings or the Company in another jurisdiction to realize tax or other benefits; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and the Guarantors.

Guarantors. The Company will not permit any Guarantor to consolidate with or merge with or into or wind up into (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Company or another Guarantor) unless:

(1) if such entity remains a Guarantor, (a) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States, the District of Columbia or any other territory thereof; (b) the Successor Guarantor, if other than such Guarantor, expressly assumes in writing by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under the Note Guarantee, the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreement and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; (c) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (d) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the option of holders—Asset dispositions” to the extent applicable.

Notwithstanding the foregoing, any Guarantor may merge with or into or transfer all or part of its properties and assets to another Guarantor or the Company or merge with a Restricted Subsidiary of the Company solely for the purpose of reincorporating the Guarantor in a State of the United States or the District of Columbia, as long as the amount of Indebtedness of such Guarantor and its Restricted Subsidiaries is not increased thereby.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

General. The Company, Holdings and a Guarantor, as the case may be, will be released from its obligations under the Indenture and the Successor Company, the Successor Person and the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company, Holdings or a Guarantor, as the case may be, under the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreement, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes and a

Guarantor will not be released from its obligations under its Note Guarantee. In addition, following a Permitted Restructuring in compliance with the provisions described under the caption “—Permitted Restructuring,” Holdings will be released from its obligations under the Indenture and New Holding Company will succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, the Collateral Documents and the Intercreditor Agreement.

Transactions with affiliates

Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Holdings (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) Holdings delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Holdings set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Holdings; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Holdings or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) payment of reasonable fees, compensation, expenses, bonus, separation or severance to employees, officers or directors (including indemnification to the fullest extent permitted by applicable law, directors’ and officers’ insurance and similar arrangements, employment contracts, non-competition and confidentiality agreements and similar instruments or payments) in the ordinary course of business;

(2) maintenance in the ordinary course of business of reasonable benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, SERPs, split-dollar life insurance plans, deferred compensation plans, retirement or savings plans, stock option plans, stock ownership or purchase plans or any other similar arrangements or plans;

(3) transactions between or among Holdings and/or its Restricted Subsidiaries;

(4) transactions with a Person (other than an Unrestricted Subsidiary of Holdings) that is an Affiliate of Holdings solely because Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Holdings to Affiliates of Holdings and the granting of registration rights in connection therewith;

(6) Restricted Payments that are permitted under the covenant described above under the caption “—Restricted payments” and Permitted Investments;

(7) any transaction pursuant to any agreement in existence on the date of the Indenture or any amendment or replacement thereof that, taken in its entirety, is not materially less favorable to Holdings and its Restricted Subsidiaries than the agreement as in effect on the date of the Indenture;

(8) loans or advances to directors, officers and employees of Holdings and its Restricted Subsidiaries (a) made in the ordinary course of business of Holdings or any Restricted Subsidiary of Holdings in an aggregate principal amount not to exceed $5.0 million at any one time outstanding or (b) to finance the purchase by such person of Capital Stock of Holdings or any of its Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $1.0 million in any twelve-month period;

(9) any tax sharing agreement or arrangement and payments pursuant thereto among Holdings and its Subsidiaries and any other Person with which Holdings or its Subsidiaries is required or permitted to file a consolidated, combined or unitary tax return or with which Holdings or any of its Subsidiaries is or could be part of a consolidated, combined or unitary group for tax purposes;

(10) transactions with customers, clients, suppliers or purchasers or sellers of goods, in each case in the ordinary course of business; provided that as determined in good faith by the Board of Directors or Senior Management of Holdings, such transactions are on terms that are not materially less favorable, taken as a whole, to Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unaffiliated Person;

(11) any transactions in connection with a Permitted Restructuring; and

(12) Management Fees paid pursuant to the Management Agreement, as in effect on the Issue Date.

Additional note guarantees

Holdings will cause each Domestic Guarantor Subsidiary that Guarantees, on the date of the Indenture or any time thereafter, any Indebtedness of Holdings, the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Domestic Guarantor Subsidiary will fully and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior secured basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event (a) a Guarantor (other than Holdings) is released and discharged in full from all of its obligations under its guarantees of (1) the ABL Credit Facility and Additional Obligations and (2) all other Indebtedness of Holdings, the Company and its Restricted Subsidiaries, and (b) such Guarantor has not Incurred any Indebtedness in reliance on its status as a Guarantor under the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock” or such Guarantor’s obligations under such Indebtedness are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under the second paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock,” then the Guarantee of such Guarantor shall be automatically and unconditionally released or discharged.

The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the ABL Credit Facility and Additional Obligations) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each Domestic Guarantor Subsidiary that becomes a Guarantor on or after the date of the Indenture shall also become a party to the Collateral Documents and the Intercreditor Agreement and shall as promptly as practicable execute and deliver such security instruments, financing statements, mortgages, deeds of trust (each in substantially the same form as those executed and delivered on the Issue Date) and certificates and opinions of counsel (to the extent, and substantially in the form, delivered on the Issue Date) as may be necessary to vest in the Collateral Agent a perfected first or second priority security interest, as the case may be, (subject to Permitted Liens) upon all its properties and assets (other than Excluded Property) as security for the Notes or the Note Guarantees and as may be necessary to have such property or asset added to the Collateral as required under the

Collateral Documents and the Indenture, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect; provided, however, that if granting such first or second priority security interest, as the case may be, in any such property or asset requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent for the benefit of the Collateral Agent on behalf of the Holders; provided, further, however, that if after the use of commercially reasonable efforts, such third party does not consent, to the first or second priority security interest on an asset or property that would constitute an immaterial portion of the Collateral, such Subsidiary Guarantor will not be required to provide such security interest.

Designation of restricted and unrestricted subsidiaries

The Board of Directors of Holdings may designate any Restricted Subsidiary (other than the Company) to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Holdings and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment under the covenant described above under the caption “—Restricted payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Holdings may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Holdings giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of indebtedness and issuance of preferred stock,” Holdings will be in default of such covenant.

The Board of Directors of Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Holdings; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of indebtedness and issuance of preferred stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for consent

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Business activities

Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdings and its Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, if not filed electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), Holdings will post on its website and furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file reports on such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report on the annual financial statements by Holdings’ certified independent accountants; provided that such requirements shall be deemed satisfied prior to the commencement of the Exchange Offer by posting on its website and furnishing to the holders of Notes or causing the trustee to furnish to the holders of notes such quarterly and annual financial information within 5 days, in the case of quarterly financial information, or 15 days, in the case of annual financial information, of the time periods after Holdings would have been required to file quarterly and annual financial information with the SEC, and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Holdings were required to file such reports.

Notwithstanding the foregoing, (a) no certifications or attestations concerning the financial statements or disclosure controls and procedures or internal controls that would otherwise be required pursuant to the Sarbanes-Oxley Act of 2002 will be required and (b) nothing contained in the Indenture shall otherwise require Holdings to comply with the terms of the Sarbanes-Oxley Act of 2002 at any time when it would not otherwise be subject to such statute.

Whether or not required by the SEC, after the effectiveness of the Exchange Offer Registration Statement (as such term is defined in the Registration Rights Agreement) or the Shelf Registration Statement (as such term is defined in the Registration Rights Agreement), if any, Holdings will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

Holdings will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Holdings’ filings for any reason, Holdings will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Holdings were required to file those reports with the SEC.

If Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Holdings.

In addition, for so long as any Notes remain outstanding, Holdings will furnish to the Holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of default and remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by Holdings, the Company or any of its Restricted Subsidiaries for 30 days after notice to Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, voting as a single class, to comply with the provisions described under the captions “Repurchase at the option of holders—Change of control,” “Repurchase at the option of holders—Asset dispositions,” or “Certain covenants—Merger, consolidation or sale of assets;”

(4) failure by Holdings or any of its Restricted Subsidiaries for 60 days after notice to Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, voting as a single class, to comply with any of the other agreements in the Indenture, the Notes, the Collateral Documents or the Intercreditor Agreement;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Holdings or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to pay any such Indebtedness at its stated final maturity (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by Holdings or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (net of any amount covered by a non-affiliated third-party insurer that has not denied liability), which judgments are not paid, discharged or stayed for a period of 90 days;

(7) any (x) Note Guarantee, (y) Collateral Document governing a security interest with respect to any Collateral having a fair market value in excess of $10.0 million or (z) obligation under the Intercreditor Agreement, in each case, of Holdings, the Company or a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the date of the latest audited consolidated financial statements for Holdings and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Note Guarantees) or is declared null and void in a judicial proceeding or Holdings or any Guarantor that is a Significant Subsidiary or group of Guarantors that taken together as of the date of the latest audited consolidated financial statements of Holdings and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture;

(8) certain events of bankruptcy, insolvency or reorganization described in the Indenture with respect to Holdings, the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(9) with respect to any Collateral having a fair market value in excess of $10.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such Default continues for 60 days, (B) the declaration that the security interest with respect to such Collateral created under the Collateral Documents or under the Indenture is invalid or unenforceable, if such Default continues for 60 days or (C) the assertion by Holdings, the Company or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Holdings, the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries of Holdings that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any. Subject to the provisions of the Indenture relating to the duties of the trustee or the collateral agent, in case an Event of Default occurs and is continuing, the trustee or the collateral agent will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement at the request or direction of any holders of Notes unless such holders have offered to the trustee or the collateral agent reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the Notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

Pursuant to the terms of the Intercreditor Agreement, prior to the discharge of the first-priority Liens securing the Notes, the Collateral Agent, acting at the instruction of the Holders of a majority in principal amount of the Notes, voting as one class, in accordance with the provisions of the Indenture and the Collateral Documents, will determine the time and method by which the security interests in the First Priority Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the First Priority Collateral received by it under the Collateral Documents for the ratable benefit of the Holders.

No personal liability of directors, officers, employees or stockholders

No director, officer, employee, incorporator, member, partner or stockholder of the Company, Parent, Holdings or any Subsidiary of Holdings, as such, will have any liability for any obligations of the Company,

Parent, Holdings or any Subsidiary of Holdings under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal defeasance and covenant defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, elect to have all of its obligations discharged with respect to the outstanding Notes, the Note Guarantees, the Indenture, the Collateral Documents and the Intercreditor Agreement and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Disposition Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of default and remedies” and “Certain covenants—Merger, consolidation or sale of assets” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any Debt Facility or other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, supplement and waiver

Except as provided in the next three succeeding paragraphs, the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the option of holders” and reductions in the required notice period);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the option of holders”);

(8) release Holdings from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Without the consent of the Holders of 66 2/3% in aggregate principal amount of the Notes, an amendment, supplement or waiver may not:

(1) modify any Collateral Document or the provisions in the Indenture dealing with Collateral Documents or application of trust moneys in any manner, taken as a whole, materially adverse to the Holders or otherwise release any Collateral other than in accordance with the Indenture, the Collateral Documents and the Intercreditor Agreement;

(2) release any Guarantor (other than Holdings) from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(3) modify the Intercreditor Agreement in any manner adverse to the Holders in any material respect other than in accordance with the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Company, the Guarantors and the trustee may amend or supplement the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Holdings’, the Company’s or a Guarantor’s obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Holdings’, the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to conform the text of the Indenture, the Note Guarantees or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees or the Notes;

(7) to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(9) to add additional Collateral to secure the Notes; or

(10) to release Liens in favor of the Collateral Agent in the Collateral as provided under “Collateral—Release.”

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the trustee

If the trustee becomes a creditor of the Company or any Guarantor, the Indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing law

The Indenture, the Notes, the Collateral Documents (other than the Mortgages, which shall be governed by the law of the jurisdiction where the applicable property is located) and the Intercreditor Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Collateral” means the portion of the Collateral as to which the Notes have a second priority Lien, including, cash and Cash Equivalents, inventory, accounts receivable, deposit and securities accounts, other personal property relating to such inventory, accounts receivable, deposit and securities accounts and all proceeds of the foregoing, with the exception of Foreign Collateral and Excluded Property, as more fully described in the Collateral Documents, until clause (C) of the definition of First Priority Collateral is applicable.

“ABL Credit Facility” means the Credit Agreement, dated as of May 11, 2007 among the Company, Edgen Murray Canada Inc., Edgen Murray Europe Limited, the subsidiaries and parent entities that borrow or guarantee obligations under such agreement, the lenders parties thereto and JPMorgan Chase Bank, N.A., as agent (or its successor in such capacity), and as it may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original administrative agent and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original ABL Credit Facility or one or more other credit or other agreements).

“ABL Obligations” means Indebtedness outstanding under the ABL Credit Facility that is secured by a Permitted Lien described under clause (1) of the definition thereof, and all other Obligations (not constituting Indebtedness) of the Company or any Guarantor under the ABL Credit Facility.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means: (i) any property or assets to be used by the Company or a Restricted Subsidiary in a Permitted Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings, the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is or will thereupon become a Restricted Subsidiary; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Permitted Business.

“Additional Obligations” means any Hedging Obligations or cash management obligations to the extent secured by ABL Collateral or Foreign Collateral on a first-priority basis (subject to Permitted Liens) in accordance with the ABL Credit Facility.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at January 15, 2013 (such redemption price being set forth in the table appearing above under the caption “—Optional redemption”) plus (ii) all required interest payments due on the Note through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note, if greater.

“Asset Disposition” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (excluding any pledge of or creation of a Lien upon assets or rights otherwise permitted under the Indenture and any Recovery Event); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the option of holders—Change of control” and/or the provisions described above under the caption “—Certain covenants—Merger, consolidation or sale of assets” and not by the provisions described above under the caption “—Repurchase at the option of holders—Asset dispositions;” and

(2) the issuance of Equity Interests in any of Holdings’ Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Disposition:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among Holdings and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Holdings to Holdings or to a Restricted Subsidiary of Holdings;

(4) the sale or lease of inventory, products or accounts receivable in the ordinary course of business;

(5) the licensing of intellectual property in the ordinary course of business (other than any perpetual licensing);

(6) any sale or other disposition of damaged, worn or obsolete assets;

(7) the sale or other disposition of cash or Cash Equivalents in the ordinary course of business;

(8) a Restricted Payment that does not violate the covenant described under the caption “—Certain covenants—Restricted payments” or a Permitted Investment;

(9) the surrender or waiver of litigation rights or settlement, release or surrender of tort or other litigation claims of any kind;

(10) any Permitted Restructuring in compliance with the provisions described under the caption “—Permitted Restructuring;”

(11) the lapse of registered patents, trademarks and other intellectual property or the termination of license agreements related thereto to the extent not economically desirable in the conduct of the business and so long as such lapse is not materially adverse to the interests of the Holders; and

(12) an Asset Swap effected in compliance with the covenant described under the caption “—Repurchase at the option of the holders—Asset Dispositions.”

“Asset Swap” means a concurrent purchase and sale or exchange of assets (other than assets constituting Collateral) used in a Permitted Business between Holdings or any of its Restricted Subsidiaries and another Person which would otherwise constitute an Asset Disposition; provided that any cash received must be applied in accordance with “—Repurchase at the option of the holders—Asset dispositions.”

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bank Lender” means the lenders or holders of Indebtedness issued under the ABL Credit Facility or any replacement thereof.

“Bank Lender Debt” means any (i) Indebtedness outstanding from time to time under the ABL Credit Facility, (ii) any Indebtedness which has a first-priority security interest in the ABL Collateral (subject to Permitted Liens) and (iii) all cash management Obligations and Hedging Obligations incurred with any Bank Lender or their affiliates.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of Holdings’ and its Restricted Subsidiaries’ accounts receivable at such date and (2) 65% of the net book value of Holdings’ and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be calculated using amounts reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Calculation Date” shall mean the date on which the event for which the calculation of the Fixed Charge Coverage Ratio shall occur.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalent” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the ABL Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within twelve months after the date of acquisition;

(6) money market funds that comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940 and are rated AAA by S&P and AAA by Moody’s;

(7) money market funds, 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) instruments equivalent to those referred to in clauses (1) through (7) of this definition denominated in Euros or any other foreign currency used by Holdings or any of its Restricted Subsidiaries to the extent reasonably required in connection with any business conducted by Holdings or such Restricted Subsidiary and not for speculative purposes.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation, including any merger or consolidation involving an Affiliate of Holdings solely for the purpose of reincorporating Holdings or the Company in another jurisdiction to realize tax or other benefits, or in connection with a Permitted Restructuring in compliance with the provisions of the definition thereof), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdings or the Company and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision) other than a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3) the consummation of any transaction (including, without limitation, any merger, consolidation or other business combination), the result of which is that any “person” or “group” (as defined above), other than the Principals, becomes the Beneficial Owner in a single transaction or a series of related transactions, directly or indirectly, of more than 50% of the Voting Stock of the Company or any direct or indirect parent of the Company, measured by voting power rather than number of shares.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral” means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the Notes pursuant to the Collateral Documents.

“Collateral Account” means any segregated account under the sole control of the Collateral Agent that is free from all other Liens, and includes all cash and Cash Equivalents received by the Trustee or the Collateral Agent from or in connection with Asset Dispositions of First Priority Collateral, Recovery Events, foreclosures on or sales of First Priority Collateral, any issuance of Additional Notes or any other awards or proceeds pursuant to the Collateral Documents, including earnings, revenues, rents, issues, profits and income from the First Priority Collateral received pursuant to the Collateral Documents, and interest earned thereon.

“Collateral Agent” means The Bank of New York Mellon Trust Company, N.A., acting in its capacity as collateral agent under the Collateral Documents, or any successor thereto.

“Collateral Documents” means the mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the Holders and the Trustee or notice of such pledge, assignment or grant is given.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) taxes paid and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such taxes or provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles and amortization of costs (whether or not classified as interest expense, but in each case that has been deducted in computing Consolidated Net Income) but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4) any fees, charges or expenses paid in connection with the Transactions within 180 days of the date of the Indenture that were deducted in computing Consolidated Net Income; plus

(5) any restructuring charges, integration costs and similar non-recurring charges that were deducted in computing Consolidated Net Income; provided, that the aggregate amount of such charges or costs may not exceed (a) $10.0 million in any twelve-month period and (b) $15.0 million in the aggregate; provided, further that the Company may carry over and utilize in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, the amount of such fees, charges or other expenses permitted to have been utilized but not utilized in any preceding twelve-month period; plus

(6) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by the Indenture (whether or not successful), and deducted in computing Consolidated Net Income; plus

(7) any Management Fees paid or accrued in such period that were deducted in computing Consolidated Net Income to the extent such Management Fees were otherwise permitted under “Certain covenants—Restricted payments;” plus

(8) any extraordinary, non-recurring or unusual inventory write-downs that were deducted in computing Consolidated Net Income; plus

(9) the costs of compliance with federal, state and local securities laws, including the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, by such Person and its Restricted Subsidiaries will be excluded for 24 months following the Issue Date; plus

(10) any fees, charges or expenses paid in connection with the Exchange Offer that were deducted in computing Consolidated Net Income; plus

(11) any amounts attributable to the adoption of the LIFO method of calculating cost of goods sold; plus

(12) non-cash items that were deducted in computing Consolidated Net Income for such period; minus

(13) non-cash items increasing such Consolidated Net Income for such period,

in each case, on a consolidated basis and determined in accordance with GAAP. The calculation of Consolidated Cash Flow shall also exclude non-cash income or charges resulting from mark-to-market accounting under GAAP relating to Indebtedness denominated in foreign currencies and any unrealized net gains and losses resulting from Hedging Obligations.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and if such Net Income is a loss it will be included only to the extent that such loss has been funded with cash by the specified Person or a Restricted Subsidiary of the specified Person);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, however, that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to Holdings or a Restricted Subsidiary in respect of such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards to the directors, officers and employees of Holdings and its Restricted Subsidiaries will be excluded;

(5) any impairment charge or asset write-off under GAAP and the amortization of intangibles arising under GAAP will be excluded;

(6) any unrealized gains and losses with respect to Hedging Obligations for such period or from the marking to market of derivative securities or securities held in deferred compensation plan and any losses relating to the ineffectiveness of Hedging Obligations entered into in connection with the Indebtedness to be repaid in the Transactions will be excluded;

(7) any increase in cost of sales as a result of the step-up in inventory valuation and any increase in amortization or depreciation or other non-cash charges resulting from the application of purchase accounting in relation to any acquisition that is consummated after the date of the Indenture and adjustments related to purchase accounting in connection with an acquisition, including fair value measurements of acquired assets and liabilities in accordance with GAAP, net of taxes, will be excluded;

(8) any unrealized gains and losses related to fluctuations in currency exchange rates for such period will be excluded;

(9) any gains and losses from any early extinguishment of Indebtedness will be excluded;

(10) any gains and losses from any redemption or repurchase premiums paid with respect to the Notes will be excluded; and

(11) any deferred financing costs (including the amortization of any original issue discount) associated with the Transactions will be excluded.

“Consolidated Tangible Assets” means, with respect to Holdings, as of any date of determination, the aggregate of the assets of Holdings and its Restricted Subsidiaries less goodwill and all assets properly classified as intangible assets in accordance with GAAP, in each case, on a consolidated basis, after giving effect to purchase accounting and as of the most recent fiscal quarter ended for which internal financial statements are available.

“Debt Facility” or “Debt Facilities” means, with respect to the Company or any Guarantor, one or more debt facilities (including, without limitation, the ABL Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original trustee, administrative agent, holders and lenders or another trustee, administrative agent or agents or other holders or lenders and whether provided under the ABL Credit Facility or any other credit agreement or other agreement or indenture).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain covenants—Restricted payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Holdings that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Domestic Guarantor Subsidiary” means any Domestic Subsidiary of Holdings; provided that Holdings holds, directly or indirectly, at least 80% of the Capital Stock of such Domestic Subsidiary and such Domestic Subsidiary is not, directly or indirectly, owned by any Restricted Subsidiary of Holdings organized under the laws of any Non-U.S. Jurisdiction.

“EM Cayman” means Edgen Murray Cayman Corporation, a Cayman Islands exempted company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering or sale of Equity Interests (other than Disqualified Stock) of the Company, Holdings or any Parent (whether offered or sold independently or as part of an offering or sale of units), other than (1) public offerings with respect to the Company’s or any Parent’s common stock registered on Form S-8 and (2) issuances to any Subsidiary of the Company.

“Exchange Offer” means the issuance of exchange notes and exchange guarantees in exchange for the Notes and the Note Guarantees pursuant to the Registration Rights Agreement.

“Excluded Contribution” means the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, received by Holdings since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Holdings (other than Disqualified Stock) or a Parent or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Holdings or a Parent that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Holdings), designated within 30 days of the receipt of such net cash proceeds as Excluded Contributions pursuant to an Officers’ Certificate, the cash proceeds of which are excluded from the calculation set forth in clause 3(b) of the first paragraph of the covenant described under the caption “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means indebtedness of the Company and its Subsidiaries (other than Indebtedness under the ABL Credit Facility or the Notes) in existence on the date of the Indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, and, in the case of any transaction involving aggregate consideration in excess of $10.0 million, as determined in good faith by the Board of Directors of Holdings (unless otherwise provided in the Indenture).

“First Priority Collateral” means (A) prior to the termination of the ABL Credit Facility and repayment of all Bank Lender Debt, the portion of the Collateral as to which the Notes have a first-priority Lien (which excludes Excluded Property, ABL Collateral and Foreign Collateral), (B) after the termination of the ABL Credit Facility and repayment of all Bank Lender Debt (until any replacement thereof), the assets listed in clause (A) above and the ABL Collateral and (C) exclusively in the event of a refinancing or replacement of the ABL Credit Facility with one or more Debt Facilities that permits sharing on a pro rata basis of a first priority security interest in all the ABL Collateral (other than Foreign Collateral) and the First Priority Collateral with the Obligations under the Notes, the Guarantees and the Indenture, a collective reference to the assets listed in clause (A) and the ABL Collateral (other than Foreign Collateral).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the Calculation Date, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (as determined in good faith by the chief financial officer of the Company) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding amortization of deferred financing costs and original issue discount and any redemption or repurchase premiums paid with respect to the Notes); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Preferred Stock or Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; less

(5) the consolidated interest income of such Person and its Restricted Subsidiaries.

“Foreign Collateral” means the assets of our Foreign Subsidiaries securing obligations under the Canadian sub-facility or any other sub-facility for the benefit of a Foreign Subsidiary borrower under the ABL Credit Facility or any other Debt Facility incurred pursuant to clause (1) of the definition of “Permitted Debt.”

“Foreign Subsidiary” means any Restricted Subsidiary of Holdings that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as of the date of the Indenture. Except as otherwise expressly provided in the Indenture, all ratios and calculations based on GAAP contained in the Indenture shall be computed in accordance with GAAP. At any time after the Issue Date, Holdings may elect to apply International Financial Reporting Standards (“IFRS”) to the extent the SEC accepts the application of such standard for a U.S. domestic issuer; provided that, in connection with any such election, Holdings shall restate its financial statements on the basis of IFRS for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of IFRS. Holdings shall promptly give notice of any such election to the Trustee and the Holders.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor” means:

(1) Holdings;

(2) each Domestic Guarantor Subsidiary of the Company on the date of the Indenture; and

(3) any other Restricted Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligation” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements, in each case, designed to manage interest rates or interest rate risk;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness (including principal and premium) of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services (other than trade payables arising in the ordinary course of business) due more than 180 days after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Intercreditor Agreement” means the Intercreditor Agreement by and among the Company, the Guarantors, the Collateral Agent, on behalf of itself, the Holders, and the administrative agent and collateral agent(s) under the ABL Credit Facility, in each case on behalf of itself and the lenders thereunder, as the same may be amended, supplemented or otherwise modified from time to time.

“Investment” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Holdings or any Subsidiary of Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Holdings, Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Holdings’ Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain covenants—Restricted payments.” The acquisition by Holdings or any Subsidiary of Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by Holdings or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain covenants—Restricted payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Investment Grade Rating” means a rating equal to or higher that Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, or an equivalent rating by any other rating agency.

“JCP Funds” means Jefferies Capital Partners IV L.P., a Delaware limited partnership, JCP Partners IV LLC, a Delaware limited liability company, and Jefferies Employee Partners IV LLC, a Delaware limited liability company.

“Jefferies Entities” means, collectively, (i) the JCP Funds and (ii) the general partner or managing member of any JCP Fund (a “JCP Partner”) and any Person that is an Affiliate of any of the JCP Funds or any JCP Partner (including Jefferies Capital Partners IV LLC, the manager of the JCP Funds), but excluding any portfolio companies of any Person listed in clause (i) or (ii).

“Issue Date” means the date on which the Notes are initially issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Agreement” means that certain management agreement, dated as of February 1, 2005, between Edgen Murray Corporation and Jefferies Capital Partners, as in effect on the Issue Date.

“Management Fees” means fees and out-of-pocket expenses payable under the Management Agreement (as in effect on the Issue Date) to the Principals; provided that the aggregate amount of any fees (exclusive of any expense reimbursement or payments under indemnification obligations) paid during any twelve month period shall not exceed $750,000.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Award” means any awards or proceeds in respect of any condemnation or other eminent domain proceeding relating to any First Priority Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Disposition; (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; or (c) discontinued operations; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Insurance Proceeds” means any awards or proceeds in respect of any casualty insurance or title insurance claim relating to any First Priority Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Net Proceeds” means the aggregate cash proceeds received by Holdings or any of its Restricted Subsidiaries in respect of any Asset Disposition (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Disposition), net of the direct costs relating to such Asset Disposition, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Disposition, taxes paid or payable as a result of the Asset Disposition (in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements), and all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Net Proceeds Letter of Credit” means, as applicable, any letter of credit issued to the trustee for the benefit of the holders of the Notes with respect to, and in a principal amount that is at least equal to, (i) any net cash proceeds from the issuance of any Additional Notes, (ii) any Net Award, (iii) any Net Insurance Proceeds, or (iv) any Net Proceeds from Recovery Events or Asset Dispositions of Collateral, in each case, in excess of the applicable threshold, if any.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Holdings or any of its Restricted Subsidiaries.

“Non-U.S. Jurisdiction” means any jurisdiction that is not the United States, any state of the United States or the District of Columbia.

“Note Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under, the documentation governing any Indebtedness.

“Officer” means any one of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, any Vice President, the Treasurer, the Secretary or the Controller of a Person.

“Officers’ Certificate” means a certificate signed by two or more Officers of a Person; provided, however, that an Officers’ Certificate given pursuant to the Indenture shall be signed by any one of the principal executive officer, principal financial officer or principal accounting officer of such Person.

“Parent” means any direct or indirect parent company of Holdings.

“Pari Passu Lien Indebtedness” means any Additional Notes and any other Indebtedness that has a stated maturity date that is equal to or longer than the Notes and has a pari passu Lien on the First Priority Collateral with the Notes.

“Permitted Business” means any business conducted by Holdings and its Restricted Subsidiaries on the date of the Indenture and any business reasonably related, ancillary or complimentary to, or reasonable extensions of, the business of Holdings or any of its Restricted Subsidiaries on the date of the Indenture.

“Permitted Investments” means:

(1) any Investment in Holdings or in a Restricted Subsidiary of Holdings, including any Investment in connection with the incurrence of Indebtedness in compliance with clause (6) of the definition of Permitted Debt;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by Holdings or any Restricted Subsidiary of Holdings in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Holdings; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdings or a Restricted Subsidiary of Holdings;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the option of holders—Asset dispositions” or any disposition of assets and rights not constituting an Asset Disposition;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (in the case of Holdings or any Restricted Subsidiary, other than Disqualified Stock) of Parent, Holdings or any Restricted Subsidiary; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3)(b) of the first paragraph under the covenant described in “—Certain covenants—Restricted Payments;”

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations permitted under clause (8) of the covenant described in “Certain covenants—Incurrence of indebtedness and issuance of preferred stock;”

(8) loans or advances to directors, officers and employees of Holdings and its Restricted Subsidiaries (a) made in the ordinary course of business of Holdings or any Restricted Subsidiary of Holdings in an aggregate principal amount not to exceed $5.0 million at any one time outstanding or (b) to finance the purchase by such person of Capital Stock of Holdings or any of its Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $1.0 million in any twelve-month period;

(9) (i) accounts, chattel paper and notes receivable owing to Holdings or any Restricted Subsidiary and advances to suppliers, if created, acquired or made in the ordinary course of business, (ii) endorsements for collection or deposit in the ordinary course of business, (iii) lease, utility and similar deposits and deposits with suppliers in the ordinary course of business, (iv) extensions of trade credit in the ordinary course of business and (v) deposits set forth in clauses (5) and (21) of the definition of Permitted Liens and deposits made in the ordinary course to secure operating leases;

(10) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(11) guarantees otherwise permitted by the terms of the Indenture, including guarantees of Indebtedness, performance guarantees and guarantees of operating leases or other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(12) Investments existing on the date of the Indenture or made pursuant to binding commitments in effect on the date of the Indenture;

(13) any Investment in a Permitted Business or in assets used or useful in a Permitted Business having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed $20.0 million; and

(14) other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed the greater of (a) $35.0 million and (b) 7.5% of the Consolidated Tangible Assets.

The amount of Investments outstanding at any time pursuant to clause (14) above shall be reduced by (A) the net reduction after the date of the Indenture in Investments made after the date of the Indenture pursuant such clause relating from dividends, repayments of loans or advances or other transfers of Property, net cash proceeds realized on the sale of any such Investments and net cash proceeds representing the return of the capital, in each case to the Company or any Restricted Subsidiary in respect of any such Investment, less the cost of the disposition of any such Investment (provided that, in each case, the amount of any such net cash proceeds that are applied to reduce the amount of Investments outstanding at any time pursuant to clause (14) above will be excluded from clause (3)(c) or (3)(e), as applicable, of the first paragraph of the covenant described above under the caption “—Certain covenants—Restricted payments”), and (B) the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary that was designated after the date of the Indenture as an Unrestricted Subsidiary pursuant to clause (14) at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary (provided that, in each case, the amount applied to reduce the amount of Investments outstanding at any time pursuant to clause (14) above will be excluded from clause (3)(d) of the first paragraph of the covenant described above under the caption “—Certain covenants—Restricted payments”); provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made by the Company or any Restricted Subsidiary pursuant to clause (14).

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred pursuant to clause (1) of the definition of “Permitted Debt” and Additional Obligations; provided, however, that (A) any Liens on the First Priority Collateral granted pursuant to this clause (1) must be junior in priority to the Liens on such Collateral granted in favor of the Collateral Agent for the benefit of the Trustee and the holders of the Notes pursuant to the Collateral Documents and the terms of such junior interest may be no more favorable to the beneficiaries thereof than the terms contained in the Intercreditor Agreement as in effect from time to time and (B) no other Liens (other than Liens on Foreign Collateral) may be granted pursuant to this clause (1) unless the Notes are secured by a second-priority Lien that is junior in priority to the Liens on such Collateral securing such Indebtedness but senior in priority to any other Liens granted on such Collateral (other than Permitted Liens); provided further, that the preceding proviso shall not be given effect in the event the ABL Credit Facility is refinanced or replaced in full with one or more Debt Facilities that permit sharing on a pro rata basis first priority security interest in all the ABL Collateral (other than Foreign Collateral) and First Priority Collateral with the Obligations under the Notes, the Guarantees and the Indenture;

(2) Liens in favor of Holdings, the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Holdings or any Subsidiary of Holdings; provided that such Liens were in existence prior to the contemplation of, and were not incurred in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Holdings or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Holdings or any Subsidiary of Holdings; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations or Indebtedness in respect of letters of credit, performance bonds, surety bonds or like obligations in respect of performance guarantees or similar commitments of Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of Permitted Debt covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the Indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)(i) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not, individually or in the aggregate, materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person and (ii) with respect to any real estate located in Canada, the qualifications, limitations, reservations and provisos contained in the original grant from the Crown, as varied by statutes;

(11) Liens securing the Notes and the related Note Guarantees issued on the date of the Indenture (and exchange Notes and exchange Guarantees in respect thereof);

(12) Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default;

(13) Liens upon specific items of inventory or other goods and proceeds of Holdings or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt,” so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(15) Liens on the assets of Foreign Subsidiaries securing Indebtedness of such Foreign Subsidiaries permitted to be incurred under the Indenture;

(16) any provision for the retention of title to an asset by the vendor or transferor of such asset (including any lessor) which asset is acquired by Holdings or any Restricted Subsidiary of Holdings in a transaction entered into in the ordinary course of business of Holdings or such Restricted Subsidiary;

(17) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6) or (7) of the definition of “Permitted Liens;” provided that (A) any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the outstanding principal amount of the Indebtedness described under such clauses (3), (4), (6) or (7) at the time the original Lien became a Permitted Lien under the Indenture;

(18) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of Holdings or any of its Restricted Subsidiaries or (y) secure any Indebtedness;

(19) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(20) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(21) Liens securing reimbursement obligations with respect to letters of credit, bankers’ acceptances or other sureties issued in the ordinary course of business or pledges and deposits in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other similar reimbursement-type obligations; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed and extinguished within 30 days following such drawing;

(22) Liens securing obligations in respect of trade related letters of credit and covering goods (or the documents of title in respect thereof) financed by such letters of credit and the proceeds and products thereof;

(23) Liens in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods;

(24) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(25) Liens arising from Uniform Commercial Code (or equivalent statute) financing statement filings regarding operating leases entered into in the ordinary course of business; and

(26) Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed $40.0 million at any one time outstanding.

“Permitted Payments” means, without duplication as to amounts:

(1) payments to any Parent to permit any Parent to pay reasonable accounting, legal and administrative expenses and general corporate operating and overhead costs and expenses of any Parent when due, the extent such expenses are attributable to the ownership and operation of Holdings, the Company and Holdings’ Subsidiaries; and

(2) payments by Holdings to any Parent or any holders of Equity Interests of Holdings in respect of income of Holdings and its Subsidiaries required to be included in income by any holder of Equity Interests in Holdings (“Tax Payments”); provided that the Tax Payments shall not exceed the amount of tax holders of Equity Interests of Holdings would owe assuming all such Holders are citizens of the United States subject to the highest marginal rate of tax imposed on an individual who is not a married individual and is resident in New York, NY, taking into account any carry-overs and carry-backs of tax attributes (such as net operating losses) that are available to such holders and are attributable to Holdings; provided, further, that any Tax Payments received by any Parent from Holdings shall be paid over to the appropriate taxing authority within 120 days of that Parent’s receipt of such Tax Payments or shall be refunded to Holdings and that no Tax Payments shall be made to an Equity Holder, other than to a Parent that is treated as a corporation for U.S. federal income tax purposes following a Permitted Restructuring where Holdings is treated as a corporation for U.S. income tax purposes for taxes of Parent determined on a consolidated, combined, unitary or other group basis that includes Holdings; provided, however, that in no event shall the amounts distributed to Parent pursuant to this provision exceed the lesser of (A) the amount of income tax that would be owed by Holdings, computed as if Holdings was the parent of a consolidated, combined, unitary or other group that included only Holdings and its subsidiaries and (B) the amount of actual consolidated, combined, or unitary income tax owed by Parent; and

(3) payments to any Parent to permit that Parent to pay the professional fees and expenses of any unsuccessful equity or debt offerings by that Parent or to permit a Parent to pay the professional fees and expenses associated with the restructuring of its equity ownership or employee based equity incentive or equity compensation programs.

“Permitted Refinancing Indebtedness” means any Indebtedness of Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes or a Note Guarantee, as applicable, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or the Note Guarantees, as applicable, on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Restructuring” means either or both of the following:

(a) a series of related transactions as a result of which (i) (A) a newly formed entity becomes the direct, or, through one or more intermediate wholly-owned Subsidiaries (which may, but need not, be Holdings), indirect holder of all of the Equity Interests then owned by Holdings of all of the then Subsidiaries of Holdings or (B) an existing direct Subsidiary of Holdings becomes the direct, or, through one or more intermediate wholly-owned Subsidiaries, indirect holder of all of the Equity Interests then owned by Holdings of all of the then Subsidiaries of Holdings (other than such direct Subsidiary) (such newly formed entity or such direct Subsidiary, the “New Holding Company”) and (ii) (A) if Holdings is not a direct or indirect wholly-owned Subsidiary of New Holding Company, all of the assets and property of Holdings is transferred to or otherwise becomes owned by New Holding Company or one of its wholly-owned Subsidiaries (and which may, among other methods, be effected by a transfer by Holdings of some or all of its property to its partners and a contribution by such partners of such property (other than the Equity Interests in New Holding Company) to New Holding Company) or (B) if Holdings is a direct or indirect wholly-owned Subsidiary of New Holding Company, Holdings may merge or consolidate with or liquidate into New Holding Company; and

(b) a series of related transactions as a result of which (i) a newly formed wholly-owned Restricted Subsidiary of Holdings (“UK Newco”) becomes the direct parent of all of the Equity Interests of EM

Cayman, and concurrently therewith Holdings grants a first priority Lien, subject to Permitted Liens, of 65% of the voting Capital Stock of UK Newco and the pledge of the Capital Stock of EM Cayman by Holdings hereunder is released and (ii) following the transactions described above in clause (i), EM Cayman may liquidate, merge or consolidate with UK Newco.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Principals” means the collective reference to (i) the Jefferies Entities, (ii) officers, directors and employees of Holdings, the Company and the Subsidiaries, and (iii) the limited partners of Holdings existing on the Issue Date and their Affiliates.

“Recovery Event” means any event, occurrence, claim or proceeding that results in any Net Award or Net Insurance Proceeds being deposited into the Collateral Account pursuant to the Collateral Documents.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Notes, among the Company, the Guarantors and the initial purchasers, to be dated the Issue Date, as such agreement may be amended, modified or supplemented from time to time and, with respect to any Additional Notes, one or more registration rights agreements among the Company and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Company to the purchasers of Additional Notes to register such Additional Notes under the Securities Act.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Senior Debt” means:

(1) all Indebtedness of the Company or any Guarantor outstanding under the ABL Credit Facility (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Company or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the date of the indenture or thereafter created or incurred) and all obligations of the Company or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Bank Lender or any Affiliate of such Bank Lender (or any Person that was a Bank Lender or an Affiliate of such Bank Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into);

(3) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the Notes or any Note Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, that Senior Debt will not include:

(i) any liability for federal, state, local or other taxes owed or owing by such Person;

(ii) any obligation of a third party to Holdings or any of its Subsidiaries;

(iii) any intercompany Indebtedness of Holdings or any of its Subsidiaries to Holdings or any of its Affiliates;

(iv) any trade payables;

(v) any management fees or other fees paid or payable to Principals or any of their respective Affiliates;

(vi) the portion of any Indebtedness that is incurred in violation of the Indenture;

(vii) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code; or

(viii) any Indebtedness or other Obligation of a Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person.

“Senior Management” means the Chief Executive Officer and the Chief Financial Officer of Holdings.

“Senior Secured Debt” means any Senior Debt of the Company or any Guarantor that is secured by a Lien.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Special Interest” means all special interest then owing pursuant to the Registration Rights Agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transactions” means the issuance of the Notes and the use of the proceeds of such issuance, together with borrowings under the ABL Credit Facility and cash on hand, to repay all Indebtedness under that certain First Lien Credit Agreement dated as of May 11, 2007 among Holdings, the Company, Edgen Murray Cayman Corporation, Lehman Commercial Paper, Inc., as Syndication Agent, Administrative Agent and UK Security Agent, and various lenders and that certain Second Lien Credit Agreement dated as of May 11, 2007 among

Holdings, the Company, Lehman Commercial Paper, Inc., as Syndication Agent and Administrative Agent, and various lenders and terminate such credit facilities, and the payment of related fees and expenses.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2013; provided, however, that if the period from the redemption date to January 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of an Unrestricted Subsidiary and any Subsidiary of Holdings that is designated by the Board of Directors of Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary of Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Holdings;

(3) is a Person with respect to which neither Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Holdings or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The global notes

The exchange notes will be issued in the form of one or more registered notes in global form without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Investors may also hold their interests in the global notes directly through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are direct participants in those systems, or indirectly through organizations that are participants in those systems. Investors may also hold their interests in the global notes through organizations other than Euroclear or Clearstream that are DTC participants. Each of Euroclear and Clearstream will appoint a DTC participant to act as its depositary for the interests in the Regulation S global note that are held within DTC for the account of each settlement system on behalf of its participants.

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges among the global notes

Beneficial interests in one global note may generally be exchanged for interests in another global note.

A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 120 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 120 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Employment agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Management—Equity-based incentive compensation—Employment agreements and potential payments upon termination or change of control.”

Recapitalization Transaction

On May 11, 2007, EM II LP, a newly created holding company, acquired our business in a transaction led by Fund IV. In this transaction, Edgen/Murray, L.P. distributed all of the shares of its two direct subsidiaries, EMC and Pipe Acquisition Limited (“Distributed Shares”), to its partners. Following the distribution, the partners sold a portion of the Distributed Shares to subsidiaries of EM II LP for an aggregate of $327.1 million in cash, and members of our management and some of the other partners contributed the remaining Distributed Shares to EM II LP in exchange for common partnership units of EM II LP. Concurrently, EM II LP also issued common partnership units to new investors, including Fund IV, for $1,000 per unit in cash, for an aggregate $155.0 million. The same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP. We refer to these transactions collectively as the “Recapitalization Transaction.”

The following table presents for our executive officers, the directors of the issuer and the holders of greater than 5% of our units the percentage of our units beneficially owned immediately prior to and immediately after the Recapitalization Transaction, the cash received for the Distributed Shares sold to subsidiaries of EM II LP and the cash invested in EM II LP in the Recapitalization Transaction.

(dollars in thousands)	% of Outstanding Preferred Partnership Units of Edgen/ Murray, L.P. Beneficially Owned Prior to the Recapitalization Transaction	% of Outstanding Common Partnership Units of Edgen/ Murray, L.P. Beneficially Owned Prior to the Recapitalization Transaction	% of Outstanding Partnership Units of EM II LP. Beneficially Owned Upon Consummation of the Recapitalization Transaction	$ Received for Distributed Shares Sold in Connection with the Recapitalization Transaction	$ Paid for Partnership Units of EM II LP in Connection with the Recapitalization Transaction
Jefferies Capital Partners IV, L.P.(1)	—	—	33.0	—	69,459
JCP Partners IV, LLC(1)	—	—	1.2	—	2,540
Jefferies Employee Partners IV LLC(1)	—	—	3.8	—	8,000
General Electric Pension Trust	—	—	14.3	—	30,000
PPM America Private Equity Fund II, L.P.	—	—	6.7	—	14,000
Pacific Fund Street LP	—	—	6.7	—	14,000
ING Furman Selz Investors III, L.P.(2)	52.9	51.9	—	193,907	—
ING Barings Global Leveraged Equity Plan Ltd.(2)	4.3	18.4	—	15,724	—
ING Barings U.S. Leveraged Equity Plan LLC(2)	18.7	4.2	—	68,653	—
Murray Metals Group Limited	12.4	5.0	—	22,864	—
Daniel J. O’Leary	1.6	3.5	3.4	4,780	—
David L. Laxton III	0.8	1.7	1.6	2,286	—
Craig S. Kiefer	0.7	1.1	1.1	1,592	—
Edward J. DiPaolo	0.1	0.2	0.2	298	—
Kenneth A. Cockburn	2.1	3.1	3.6	3,366	—
Michael F. A. Craig	0.8	1.3	1.8	801	—

(1)	These funds comprise Fund IV.
(2)	These funds comprise Fund III.

In connection with these transactions, the subsidiaries of Edgen/Murray, L.P. discharged their then existing senior indebtedness, including revolving borrowings, 9 7/8 % senior secured notes issued by Edgen Corporation and senior secured floating rate notes issued by Pipe Acquisition Finance Plc. The acquisition of our business from the partners of Edgen/Murray, L.P. and the related discharge of indebtedness were financed through the issuance of EM II LP limited partnership units to Fund IV and certain institutional investors for approximately an aggregate of $155.0 million in cash, as well as to our management for the contribution of shares, as described above. Additional financing was provided by the incurrence of new senior indebtedness by EM II LP and its subsidiaries, including $38.6 million incurred under our ABL Facility and $500.0 million incurred under our first and second lien term loans, which was repaid with the net proceeds from the offering of the initial notes. Jefferies Finance LLC, an affiliate of JCP, was a lender under our first and second lien term loans and received aggregate fees of $4.6 million for serving as joint lead book runner for the second lien term loan and a portion of the net proceeds of the offering of the initial notes when the first and second lien term loans were repaid. Jefferies High Yield Trading LLC, an affiliate of JCP, was a lender under our first and second lien term loans, and, as a result, received a portion of the net proceeds of the offering of the initial notes when the first and second lien term loans were repaid. We also paid a fee to JCP of $2.0 million for financing advisory services.

Management agreement

In connection with the Buy-out Transaction, EMC entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to EMC. In exchange for these services, EMC may pay JCP an annual management fee in an amount agreed to between JCP and EMC from time to time, plus reasonable out-of-pocket expenses. In addition, JCP may negotiate with EMC to provide additional management, financial or other corporate advisory services in connection with any transaction. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and EMC, plus reasonable out-of-pocket expenses. The management agreement has an initial term of ten years. No management fees have been paid under this agreement to date and we will not pay any fees to JCP in conjunction with the exchange offer under this agreement. We reimbursed JCP for expenses of $66,000 and $47,000 during the years ended December 31, 2009 and 2008, respectively.

Bourland & Leverich Investment

Recently, a newly formed entity controlled by JCP has agreed, subject to financing and other customary conditions, to acquire a domestic oil country tubular goods distribution business (the “OCTG Business”) consisting of substantially all of the assets and certain specified liabilities of Bourland & Leverich Holding Company and its operating subsidiaries. In connection with the acquisition, EMC has agreed to invest approximately $10 million in the OCTG Business for approximately 15% of the equity. Additionally, EM II LP is expected to enter into a services agreement with the parent company for the OCTG Business to provide advisory and administrative support services to the OCTG Business, such as information technology, human resources, treasury, tax, accounting and other services, for a $2.0 million annual fee. Daniel J. O’Leary, the president and chief executive officer of EMC and chairman and director of the general partner of EM II LP, will serve as non-executive chairman of the board of directors for the OCTG Business, and Messrs. Daraviras, DiPaolo and Luikart, each of whom serves as a director of the general partner of EM II LP, will also serve on the board of directors for the OCTG Business.

Jefferies & Company

Jefferies & Company, Inc. participated as an initial purchaser in the offering of the initial notes. Jefferies Finance LLC and Jefferies High Yield Trading, LLC, each an affiliate of Jefferies & Company, Inc., were lenders under our first and second lien term loans, which were repaid with the net proceeds of the offering of the initial notes. As a result, Jefferies Finance LLC and Jefferies High Yield Trading, LLC collectively received a portion of the net proceeds of the offering of the initial notes. The parent company of Jefferies & Company, Inc. is Jefferies Group, Inc. Jefferies Group, Inc. directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in Fund IV, which holds a substantial portion of our equity interests, and in JCP, which controls our general partner and manages Fund IV. Jefferies Group, Inc. also employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis, and guarantees a portion of the debt provided by a third party lender to one of the funds comprising Fund IV. Mr. Brian P. Friedman, who is a director of Jefferies Group, Inc. and Chairman of the Executive Committee of Jefferies & Company, Inc., is one of the managing members of JCP. Mr. James L. Luikart is one of the managing members of JCP and a director of our general partner, and Mr. Nicholas Daraviras is a Managing Director of JCP and a director of our general partner.

Policy for approval of related party transactions

We do not have a formal policy for treatment of transactions required to be disclosed under Item 404(a) of Regulation S-K.

CERTAIN TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences of exchanging the initial notes for the exchange notes pursuant to the exchange offer and owning the exchange notes. It applies to you only if you acquire notes in the exchange offer and you hold the exchange notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a financial institution,

•	a regulated investment company,

•	a life insurance company,

•	a tax-exempt organization,

•	a non-U.S. or U.S. partnership or other entity treated as a partnership for U.S. federal income tax purposes,

•	a person liable for alternative minimum tax,

•	an expatriate,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If you purchased the initial notes or if you purchase the exchange notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as in effect on the date hereof. These laws are subject to change, possibly on a retroactive basis.

In certain circumstances, EMC may be obligated to pay holders amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments may implicate the provisions of U.S. Treasury Regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. EMC intends to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental, and therefore the notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the note that such holder’s determination is different. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

U.S. holders

This subsection describes the material tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of an exchange note and you are:

•	a citizen or individual resident of the United States,

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Certain trusts not described above in existence on August 20, 1996 that elect to be treated as U.S. persons will also be U.S. holders for purposes of the following discussion.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Exchange Offer

Exchanging an initial note for an exchange note should not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, you should not recognize gain or loss upon receipt of an exchange note. Your holding period for an exchange note should include the holding period for the initial note and your initial basis in an exchange note should be the same as your adjusted basis in the initial note.

Taxation of interest

You will be taxed on interest on your exchange note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Although the initial notes were being issued at a discount, such discount was a de minimis amount of original issue discount (“OID”) for U.S. federal tax purposes. Accordingly, the exchange notes will not be treated as issued with OID, and such discount should not be subject to accrual under the OID rules and should be included in gross income proportionately as stated principal payments are received. Such de minimis OID should be treated as gain from the sale or exchange of property and may be eligible to be treated as a capital gain if you hold the exchange note as a capital asset.

Purchase, sale and retirement of the exchange notes

Your adjusted tax basis in the exchange note will be the same as the holder’s adjusted tax basis in the initial note. You will generally recognize capital gain or loss on the sale or retirement of your exchange note in an amount equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your exchange note. Capital gain of a noncorporate U.S. holder is generally eligible for reduced tax rates (currently, 15% and scheduled to increase to a maximum rate of 20% for tax years beginning after December 31, 2010) where the property is held more than one year. The deductibility of capital losses is subject to limitations under the Internal Revenue Code.

Non-U.S. holders

This subsection describes the material tax consequences to a non-U.S. holder. You are a non-U.S. holder if you are a beneficial owner of an exchange note and you are neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If you are a U.S. holder, this subsection does not apply to you.

Taxation of interest

Under U.S. federal income tax law, and subject to the discussion of backup withholding below, if you are a non-U.S. holder of an exchange note and the interest income on the exchange note is not effectively connected with a U.S. trade or business, EMC generally will not be required to deduct a U.S. withholding tax at a 30% rate (or, if applicable, a lower treaty rate) on such income if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of EMC entitled to vote,

•	you are not a controlled foreign corporation that is related to EMC through stock ownership, and

•

EMC or its agent does not have actual knowledge or reason to know that you are a U.S. person and (i) you have furnished to EMC or its agent an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or (ii) you hold your notes through certain foreign intermediaries and you have satisfied the certification requirements of applicable U.S. Treasury Regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

Except to the extent that an applicable treaty otherwise provides, you generally will be taxed in the same manner as a U.S. holder with respect to interest if such interest income is effectively connected with your conduct of a trade or business in the United States. Effectively connected interest of a corporate non-U.S. holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the owner delivers a properly executed IRS Form W-8ECI to the payor.

Sale, exchange or retirement of the exchange notes

If you are a non-U.S. holder of an exchange note, you generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or retirement of an exchange note unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, to the extent an applicable treaty so provides, is attributable to a permanent establishment in the United States, in which case such gain will be taxable in the same manner as effectively connected interest as discussed above, or

•

you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist, in which case you will be subject to a flat 30% U.S. federal income tax on any gain recognized (except to the extent otherwise provided by an applicable treaty), which may be offset by certain U.S. losses.

Backup withholding and information reporting

U.S. holders

Information reporting on IRS Form 1099 will apply to payments of interest on, or the proceeds of the sale or other disposition (including a retirement or redemption) of, the exchange notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payments has supplied a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise established an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS.

Non-U.S. holders

Backup withholding and information reporting on IRS Form 1099 will not apply to payments of principal and interest to a non-U.S. holder provided that (A) you are the beneficial owner of the exchange notes and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a U.S. person and provide your name and address on a duly executed IRS Form W-8BEN (or a suitable substitute form), (B) a securities clearing organization, bank or other financial institution, that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) certifies under penalties of perjury that such an IRS Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof, or (C) you are otherwise exempt from backup withholding and information reporting (provided, in each case, that neither EMC nor its agent has actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a non-U.S. holder may, however, be reported to the IRS and to such non-U.S. holder on IRS Form 1042-S.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of the exchange notes effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of the exchange notes effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the exchange notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Legislation has been proposed that could change the treatment described above. Whether such proposed legislation will be passed into law cannot be determined as of the date hereof. The proposed legislation would impose a 30% withholding tax on payments, including payments of interest, to certain foreign entities unless various information reporting requirements are satisfied. The required reporting to avoid the 30% withholding tax in the proposed legislation differs significantly from existing reporting requirements described above. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the proposed legislation on their respective investment in the exchange notes.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject thereto (“ERISA Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of exchange notes by an ERISA Plan with respect to which the issuer, the initial purchasers of the initial notes or the guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless and to the extent the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption, of which there are many. However, there can be no assurance that all of the conditions of any such exemptions will be satisfied. Accordingly the notes and exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

By acceptance of an exchange note each purchaser and subsequent transferee will be deemed to have represented and warranted that (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or the exchange notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes and the exchange notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes or exchange notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and the possibility that an exemption would be applicable to the purchase and holding of the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that for the period ending on the earlier of (i) 180 days from the date on which this exchange offer is consummated and (ii) the date on which broker-dealers that received exchange notes for their own account in exchange for initial notes that were acquired by such broker-dealers as a result of market-making or other trading activities have sold all of their exchange notes pursuant to this prospectus, we will amend or supplement this prospectus for use in connection with such resale. In addition, until                     , 2010 (90 days after the date of this prospectus) dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange offer will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania and Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada.

EXPERTS

The financial statements of Edgen Murray II, L.P. and Edgen Murray Corporation, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer (Registration No. 333-165928). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. You may read and copy any reports or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 800-SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at “www.sec.gov.” In addition, you may request a copy of any of these filings and copies of the indenture or other agreements referred to in this prospectus, at no cost, by writing or telephoning us at the following address or phone number Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, LA 70809, Attn: David L. Laxton, III, Executive Vice President; (225) 756-9868.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Edgen Murray II, L.P.

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murray II, L.P. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, partners’ (deficit) capital and comprehensive income (loss), and cash flows for each of the three-years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Edgen Murray II, L.P. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three-years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

New Orleans, Louisiana

March 31, 2010

(April 6, 2010 as to Note 22)

Edgen Murray II, L.P. and subsidiaries

Consolidated balance sheets

As of December 31, 2009 and 2008

(In thousands)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,733	$41,708
Accounts receivable—net of allowance for doubtful accounts of $2,628 and $2,048, respectively	108,006	202,397
Inventory	155,555	276,311
Income tax receivable	21,840	2,754
Prepaid expenses and other current assets	10,189	11,849
Deferred tax asset—net	2,833	4,219

Total current assets	364,156	539,238

PROPERTY, PLANT, AND EQUIPMENT—Net	43,342	42,703
GOODWILL	83,280	75,936
OTHER INTANGIBLE ASSETS	57,286	69,274
OTHER ASSETS	190	3,240
DEFERRED TAX ASSET—Net	20	69
DEFERRED FINANCING COSTS	15,186	11,626

TOTAL	$563,460	$742,086

(Continued)

Edgen Murray II, L.P. and subsidiaries

Consolidated balance sheets

As of December 31, 2009 and 2008

(In thousands)

	2009	2008
LIABILITIES AND PARTNERS’ DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts and short-term loans	$2	$9,305
Accounts payable	64,332	151,888
Accrued expenses and other current liabilities	20,875	15,943
Income tax payable	2,275	29,298
Deferred revenue	6,091	14,293
Accrued interest payable	2,617	4,426
Deferred tax liability—net	—	—
Current portion of capital lease	303	247
Current portion of long-term debt	4,916	4,269

Total current liabilities	101,411	229,669

DEFERRED TAX LIABILITY—Net	13,045	18,466
OTHER LONG-TERM LIABILITIES	499	16,993
CAPITAL LEASE	17,646	16,143
LONG-TERM DEBT	460,638	497,354

Total liabilities	593,239	778,625

COMMITMENTS AND CONTINGENCIES
PARTNERS’ DEFICIT:
General partner	1	1
Limited partners	(29,780)	(36,540)

Total partners’ deficit	(29,779)	(36,539)

TOTAL	$563,460	$742,086

(Concluded)

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
SALES	$773,323	$1,265,615	$917,657
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	672,595	997,940	748,722
Selling, general, and administrative expense	70,693	90,823	68,310
Depreciation and amortization expense	20,136	22,559	22,570

Total operating expenses	763,424	1,111,322	839,602

INCOME FROM OPERATIONS	9,899	154,293	78,055
OTHER INCOME (EXPENSE):
Other income (expense)—net	1,447	(902)	3,176
Loss on prepayment of debt	(7,523)	—	(31,385)
Interest expense—net	(47,085)	(45,040)	(48,301)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(43,262)	108,351	1,545
INCOME TAX (BENEFIT) EXPENSE	(22,373)	35,124	(1,370)

NET (LOSS) INCOME	(20,889)	73,227	2,915
PREFERRED INTEREST	—	—	(1,656)

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(20,889)	$73,227	$1,259

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of partners’ (deficit) capital and comprehensive income (loss)

For the years ended December 31, 2009, 2008, and 2007

(In thousands, except unit data)

	Number of units				Preferred partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total
	Preferred general partnership interests	Common general partnership interests	Preferred limited partnership interests	Common limited partnership interests
BALANCE—January 1, 2007	1	117	50,542	5,646,617	$55,067	$41,920	$1,187	$98,174
Preferred interest and dividends	—	—	—	—	1,656	(1,656)	—
Net income	—	—	—	—	—	2,915	—	2,915
Other comprehensive income—Derivatives:
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	—	—	—	—	534	534
Unrealized losses on interest rate derivatives—net of tax	—	—	—	—	—	—	(6,454)	(6,454)
Foreign translation adjustments—net of tax	—	—	—	—	—	—	1,146	1,146

Comprehensive loss	—	—	—	—	—	—	—	(1,859)
Issuance of restricted common units	—	—	—	1,733	—	—	—	—
Forfeiture of nonvested restricted common units	—	—	—	(300)	—	—	—	—
Amortization of restricted common units	—	—	—	—	—	936	—	936
Amortization of unit options	—	—	—	—	—	256	—	256
Recapitalization Transaction:
Exchange of Edgen/Murray L.P. preferred partnership units	(1)	(117)	(50,542)	(5,646,617)	—	—	—	—
Distribution to partners (reduction in basis) upon the sale of EMC and PAL shares	—	—	—	—	(56,723)	(270,364)	—	(327,087)
Issuance of Edgen Murray II, L.P. partnership units at historical carryover basis in exchange for EMC and PAL shares	—	—	—	45,295	—	—	—	—
Issuance of Edgen Murray II, L.P. common partnership units in exchange for cash	—	1	—	155,099	—	155,100	—	155,100
Issuance of Edgen Murray II, L.P. common partnership units—PetroSteel Acquisition	—	—	—	8,000	—	8,000	—	8,000
Fees to the manager of Fund IV	—	—	—	—	—	(2,006)	—	(2,006)

BALANCE—December 31, 2007	—	1	—	209,827	$—	$(64,899)	$(3,587)	$(68,486)

(Continued)

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of partners’ (deficit) capital and comprehensive income (loss)

For the years ended December 31, 2009, 2008, and 2007 (continued)

(In thousands, except unit data)

	Number of units				Preferred partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total
	Preferred general partnership interests	Common general partnership interests	Preferred limited partnership interests	Common limited partnership interests
Net income	—	—	—	—	—	73,227	—	73,227
Other comprehensive income—Derivatives:
Unrealized losses on foreign currency exchange contracts—net of tax	—	—	—	—	—	—	(1,947)	(1,947)
Unrealized losses on interest rate derivatives—net of tax	—	—	—	—	—	—	(4,197)	(4,197)
Foreign translation adjustments—net of tax	—	—	—	—	—	—	(37,322)	(37,322)

Comprehensive income	—	—	—	—	—	—	—	29,761
Forfeiture of nonvested restricted common units	—	—	—	(29)	—	—	—	—
Amortization of restricted common units	—	—	—	—	—	1,176	—	1,176
Amortization of unit options	—	—	—	—	—	1,010	—	1,010

BALANCE—December 31, 2008	—	1	—	209,798	$—	$10,514	$(47,053)	$(36,539)
Net loss	—	—	—	—	—	(20,889)	—	(20,889)
Other comprehensive income—Derivatives:
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	—	—	—	—	1,474	1,474
Unrealized gains on interest rate derivatives—net of tax	—	—	—	—	—	—	10,589	10,589
Foreign translation adjustments—net of tax	—	—	—	—	—	—	13,521	13,521

Comprehensive income	—	—	—	—	—	—	—	4,695
Forfeiture of nonvested restricted common units	—	—	—	(200)	—	—	—	—
Amortization of restricted common units	—	—	—	—	—	1,061	—	1,061
Amortization of unit options	—	—	—	—	—	1,004	—	1,004

BALANCE—December 31, 2009	—	1	—	209,598	$—	$(8,310)	$(21,469)	$(29,779)

(Concluded)

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(20,889)	$73,227	$2,915
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,136	22,559	22,570
Amortization of deferred financing costs	2,372	2,507	3,705
Accretion of discount on long-term debt	14	—	36
Noncash accrual of interest on note payable	363	343	200
Loss on prepayment of debt	7,523	—	31,385
Unit-based compensation expense	2,065	2,186	1,192
Provision for doubtful accounts	1,632	1,951	(94)
Provision for inventory allowances and writedowns	24,175	—	—
Deferred income tax benefit	(9,470)	(1,353)	(2,435)
Loss (gain) on foreign currency transactions	853	2,810	(4,592)
Loss (gain) on derivative instruments	7,264	(256)	—
Gain on sale of property, plant, and equipment	(22)	(91)	(28)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	98,245	(36,983)	(46,377)
Decrease (increase) in inventory	104,239	(66,357)	(42,148)
(Increase) decrease in income tax receivable	(21,225)	4,948	(4,218)
Decrease (increase) in prepaid expenses and other current assets	7,010	(12,700)	3,066
(Decrease) increase in accounts payable	(92,224)	24,106	29,950
(Decrease) increase in accrued expenses and other current liabilities and deferred revenue	(12,023)	12,563	(101)
(Decrease) increase in income tax payable	(27,199)	24,071	(3,598)
(Decrease) increase in other	(969)	303	72

Net cash provided by (used in) operating activities	91,870	53,834	(8,500)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of PetroSteel business—net of cash acquired	(4,000)	(4,000)	(24,718)
Purchase of Equipment Valve & Supply, Inc.—net of cash acquired	—	—	(6,051)
Purchases of property, plant, and equipment	(4,140)	(8,440)	(5,529)
Proceeds from the sale of property, plant, and equipment	176	119	83

Net cash used in investing activities	(7,964)	(12,321)	(36,215)

(Continued)

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	$460,624	$—	$500,000
Proceeds from issuance of common units	—	—	155,100
Deferred financing costs and financing advisory fees paid	(13,311)	(449)	(17,780)
Principal payments on notes payable and long-term debt, including prepayment fees	(493,916)	(4,547)	(282,561)
Proceeds from Asset Based Loan (“ABL”) Facility	187,732	308,893	256,938
Payments to ABL Facility	(192,025)	(355,340)	(206,090)
Distributions to limited partners	—	—	(327,087)
(Decrease) increase in managed cash overdraft and short-term loans	(8,976)	9,081	(1,093)

Net cash (used in) provided by financing activities	(59,872)	(42,362)	77,427
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(9)	(5,900)	(113)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,025	(6,749)	32,599
CASH AND CASH EQUIVALENTS—Beginning of year	41,708	48,457	15,858

CASH AND CASH EQUIVALENTS—End of year	$65,733	$41,708	$48,457

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid and received for:
Interest	$36,665	$42,640	$43,758

Income taxes	$36,891	$11,853	$13,763

Income tax refunds	$1,367	$4,951	$2,582

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$754	$1,280	$713

Issuance of note payable in connection with acquisition of PetroSteel business	$—	$—	$4,000

Issuance of Edgen Murray II, L.P. common limited partnership units	$—	$—	$8,000

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$—	$—	$45,295

Issuance of Edgen Murray II, L.P. restricted common units	$—	$—	$1,733

Preferred interest on Edgen/Murray, L.P. preferred units	$—	$—	$1,656

(Concluded)

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Description of Operations—Edgen Murray II, L.P. (“EM II LP”) through its subsidiaries, has operations in North and South America, the United Kingdom (“U.K.”), Singapore and the United Arab Emirates (“UAE”), and sales representative offices in Perth, Australia; Rio de Janeiro, Brazil; Shanghai, China; Haryana, India; and Jakarta, Indonesia. The Company is headquartered in Baton Rouge, Louisiana. References to the “Company” include EM II LP and its subsidiaries.

The Company is a leading global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. The Company’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. The Company’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Organization—EM II LP is a Delaware limited partnership formed on April 3, 2007, by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”), to acquire the common shares of the operating subsidiaries of Edgen/Murray, L.P., the Company’s predecessor, which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of Edgen Murray Corporation (“EMC”) management. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction” (see Note 2).

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The organizational chart of Edgen Murray II, L.P. and its subsidiaries as of December 31, 2009, is as follows:

History—The recent history of the Company is as follows:

January 1, 2007—Effective January 1, 2007, EM Europe (“EM Europe”) organized Edgen Murray FZE, a UAE corporation (“EM FZE”), and began operating its UAE business through this new entity.

May 11, 2007—In connection with the Recapitalization Transaction, the common shares of Edgen/Murray, L.P.’s subsidiaries, EMC and PAL, were distributed to Edgen/Murray, L.P.’s partners. The number of common shares of EMC and PAL distributed to the partners was approximately 2,681,564 and 12,965,740, respectively. A portion of the distributed shares acquired was subsequently purchased for cash by EM II LP’s subsidiaries at the fair market value at the date of the transaction. The remaining shares were contributed by certain limited partners directly to EM II LP in exchange for EM II LP common limited partnership units (see Note 2).

Because the same principals of Fund III and Fund IV controlled both Edgen/Murray, L.P. and EM II LP, these entities were considered to be under common control for financial reporting purposes. See “Basis of presentation” under the caption Significant accounting policies.

May 13, 2008—Pipe Acquisition Finance Plc (“PAF”), a finance subsidiary of PAL, was liquidated. PAL no longer had any operations subsequent to the repayment of the PAL Floating Rate Notes on June 11, 2007 (see Note 2).

November 5, 2009—Edgen Murray do Brasil Limitada, EM BZ I, LLC, and EM BZ II, LLC, were formed by the Company to conduct operations in Brazil.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

December 14, 2009—EMGH Limited (“EMGH”) was incorporated by EM II LP to serve as a new United Kingdom domiciled holding company for our non-North American subsidiaries. EM II LP subsequently transferred 100% of the interest held in Edgen Murray Cayman Corporation to EMGH in exchange for an additional allotment of shares in EMGH. After the transaction, EMGH owned our non-North American subsidiaries as a direct subsidiary of EM II LP.

December 23, 2009—EMC issued $465,000 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. Total proceeds from the issuance of $460,624, plus $44,435 of cash on hand, were used to repay in full our First and Second Lien Term loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EM II LP and its wholly owned subsidiaries (see organizational chart above). At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of Jefferies Capital Partners (“JCP”). In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital. All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated industry market conditions in its industry in 2009, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $22,464 to cost of sales (excluding depreciation and amortization) on the statement of operations for the year ended December 31, 2009.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, two to 10 years for equipment and computers, and 10 to 50 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future finance lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the excess amount the Company paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, sales backlog, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, noncompetition agreements, and sales backlog are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, 1 to 6 years for noncompetition agreements, and typically 18 months or less for sales backlog. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison of the carrying amounts with the fair value of the individual assets. No goodwill, tradenames or trademark impairment was identified during 2009 or 2008.

Impairment of long-lived assets—The Company assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2009, 2008, and 2007, were $2,372, $2,507, and $3,705, respectively. On December 23, 2009 and May 11, 2007, the Company expensed $7,523 and $15,786, respectively, of deferred financing costs associated with the prepayment of debt which is recorded within the loss on prepayment of debt in the consolidated statement of operations for the years ended December 31, 2009 and 2007, respectively (see Notes 2 and 7).

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

On January 1, 2007, the Company adopted the provisions of Income Taxes Topic, ASC 740, which clarifies the accounting and disclosure for uncertain tax positions, as defined. ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company has no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition—Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under Stock Compensation Topic, ASC 718. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee benefit plans—The Company has two primary plans which provide benefits to employees based in the United States (“U.S. Benefit Plan”) and the United Kingdom (the “U.K. Benefit Plan”). The U.K. Benefit Plan is a “money purchase” plan, and benefits at retirement are dependent upon the level of contributions paid, the investment return achieved, the charges deducted from the fund, and the cost of buying a pension at retirement. Both the U.S. and U.K. Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employee’s salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary. The Company also maintains certain smaller defined contribution plans for employees of other countries, and records the required contributions to the plans during the year. See Note 18 for further detail on these employee benefit plans.

Foreign currency—The Company’s non-U.S. subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of partners’ (deficit) capital in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction loss of $853, loss of $2,810, and gain of $4,592 are included in the consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007, respectively.

Derivative financial instruments—The Company has entered into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, ASC 815. ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 16 and 17 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income—ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Business combinations, ASC Topic 805 (“ASC 805”)—On January 1, 2009, the Company adopted changes issued by the FASB for accounting for business combinations. The new guidance sets forth how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. For any transaction, the acquiring entity with limited exceptions will be required to recognize all the assets acquired and liabilities assumed at the acquisition-date fair value. The guidance also sets forth disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

Consolidation accounting, ASC Topic 810 (“ASC 810”)—Effective January 1, 2009 for the Company, ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within partners’ (deficit) capital on the consolidated balance sheet. While control is retained, any changes in the ownership interests will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of partners’ (deficit) capital during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively.

Derivative and hedging, ASC Topic 815 (“ASC 815”)—In March 2008, the FASB issued new accounting guidance, intended to improve financial reporting for derivative instruments and hedging activities and to enable investors to better understand derivative and hedging effects on an entity’s financial position, financial performance and cash flows, the guidance requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features relating to credit risk. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued guidance under Financial Instruments, ASC Topic 825 (“ASC 825”), which requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. Prior to the issuance of ASC 825, fair values for financial instruments were only disclosed once a year. ASC 825 is effective for interim reporting periods ending after June 15, 2009. ASC 825 does not require disclosures for earlier periods presented for comparative purposes at initial adoption, and, in periods after initial adoption, requires comparative disclosures only for periods ending after initial adoption. Our adoption of the provisions of ASC 825 did not have a material impact on our consolidated financial statements.

Generally accepted accounting principles, ASC Topic 105 (“ASC 105”)—In June 2009, the FASB issued guidance which divides nongovernmental U.S. GAAP into the authoritative Codification and guidance that is nonauthoritative. The Codification is not intended to change U.S. GAAP; however, it does significantly change the way in which accounting literature is organized and because it completely replaces existing standards, it has affected the way most companies reference U.S. GAAP in their financial statements and accounting policies. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

Intangibles—Goodwill and Other, ASC Topic 350 (“ASC 350”)—In April 2008, the FASB issued ASC 350 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The objective of this ASC is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

fair value of the asset under SFAS 141R and other U.S. GAAP principles. ASC 350 is effective for fiscal years beginning after December 15, 2008. On January 1, 2009, the Company adopted ASC 350. There was no significant impact to the Company’s consolidated financial statements from the adoption of ASC 350.

Subsequent Events, ASC Topic 855 (“ASC 855”)—In May 2009, the FASB issued ASC 855 which requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal years and interim periods ending after June 15, 2009. On June 1, 2009, the Company adopted ASC 855. There was no significant impact to the Company’s consolidated financial statements from the adoption of ASC 855.

2. Recapitalization

On May 11, 2007, Edgen Murray II, L.P. entered into a series of transactions to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. These transactions were undertaken to allow the Company’s partners to liquidate their investment in whole or in part and to facilitate investment by new partners and included, among other things, new equity and debt financing. These transactions are referred to collectively as the “Recapitalization Transaction” and have been accounted for as a transaction among entities under common control as described in “Significant accounting policies—Basis of presentation.” Immediately prior to the Recapitalization Transaction, Edgen/Murray, L.P. distributed its assets, the shares in EMC and PAL, to its partners.

The total Recapitalization Transaction proceeds were $693,725 which came from:

•	the issuance of 155,100 EM II LP common limited partnership units to existing and new partners in exchange for cash of $155,100;

•	the issuance of $500,000 in new debt under secured first lien and second lien credit agreements (together, the “Term Loans”); and

•	borrowings of $38,625 under a new $150,000 senior secured credit agreement (the “ABL Facility”).

The purchase price for the common limited partnership units issued by EM II LP was determined by dividing the equity value of the business by the total number of EM II LP units that would be outstanding immediately after the Recapitalization Transaction. The equity value of the business was estimated by management based on a market approach that valued each of EMC and PAL (representing all of the assets of our enterprise as a whole) on a stand-alone basis using each entity’s earnings before interest, income tax expense, and depreciation and amortization for the last 12 months (“LTM EBITDA”) multiplied by a current trailing 12 months market multiple of recent transactions of guideline companies. The calculated value was then adjusted for each entity’s specified debt and other liabilities and cash on hand, resulting in a residual common equity valuation for EMC and PAL. The residual common equity valuation was then adjusted to reflect the changes in common equity as a result of the Recapitalization Transaction (i.e., new equity from institutional investors, new equity from the PetroSteel sellers and partial cash out of old investors). A total number of EM II LP common units was then selected so that dividing the aggregate residual common equity valuation for EMC and PAL by such total number of units would result in a per unit value of $1,000, which was chosen as the per unit value for convenience.

EM II LP was capitalized with contributed capital of $75,100 from new financial institutional investors and management, and $80,000 from Fund IV. EM II LP then contributed $145,100 in cash to Edgen Murray Cayman Corporation, a newly formed Cayman holding company (“EM Cayman”), in exchange for its common shares and $10,000 in cash to Edgen Merger Co., a U.S. merger company (“Merger Co.”), for its common shares.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Simultaneously, Merger Co. and EM Cayman issued $355,000 and $145,000, respectively, of Term Loans. The proceeds from the capital contributions and the new Term Loans were used to complete the Recapitalization Transaction under a Master Transaction Agreement (the “Master Transaction Agreement”) dated May 11, 2007, as follows:

EM Cayman purchased 10,880 PAL common shares from certain partners of Edgen/Murray, L.P. for $159,147, and the remaining 2,086 PAL common shares with a fair value of $30,514 were contributed to EM II LP by certain partners. EM II LP subsequently contributed the PAL common stock to EM Cayman for common shares of EM Cayman.

EM Cayman made a cash capital contribution to PAL and its subsidiaries which was used to (i) prepay PAF’s outstanding $130,000 PAL Floating Rate Notes on June 11, 2007, at a redemption price equal to 103% of the aggregate principal amount, plus accrued and unpaid interest for a total of $141,721 and (ii) pay EM Europe’s outstanding borrowings of $13,732 under its existing senior credit facility with the Bank of Scotland.

Merger Co. then purchased 2,465 EMC common shares from certain partners of Edgen/Murray, L.P. for $167,940, and the remaining 217 EMC common shares with a fair value of $14,781 were contributed to EM II LP by certain partners. EM II LP then contributed all of its shares in EMC to Merger Co., which subsequently merged with and into EMC, the surviving entity.

The amounts paid by EM Cayman to purchase the PAL common shares for $159,147 and by Merger Co. to purchase EMC common shares for $167,940 from certain partners of Edgen/Murray, L.P., have been reflected as distributions to partners aggregating $327,087 in the consolidated statements of partners’ (deficit) capital for the year ended December 31, 2007.

The purchase price for the PAL shares and the EMC shares was determined by dividing the enterprise value of each entity by the total number of outstanding shares for such entity. The enterprise value of each entity was estimated by management based on a market approach that valued each entity on a stand-alone basis using such entity’s LTM EBITDA multiplied by a current trailing 12 months market multiple of recent transactions of guideline companies. The calculated value was then adjusted for each entity’s specified debt and other liabilities and cash on hand, resulting in a residual common equity valuation for each entity.

EMC used the cash proceeds to (i) prepay its outstanding $136,000 senior secured notes (the “Edgen Senior Secured Notes”) at a redemption price, including a make-whole payment of 104.938%, with accrued interest for a total of $151,063, which were issued in 2005 (ii) repay amounts outstanding under its then existing senior credit facility with GMAC Commercial Finance LLC of $19,031, (iii) repay amounts outstanding under a short-term JPM Chase subfacility of $10,056, and (iv) through its wholly owned subsidiary, Edgen Murray LLC (“EM LLC”), acquire the assets of Petro Steel International, LLC (“PetroSteel”) for $24,718 in cash, a $4,000 note payable to the sellers, $8,000 in EMC 8.5% Preferred Compounding Preferred Stock, which was subsequently exchanged by the sellers for EM II LP common limited partnership units with a fair value of $8,000, and a cash earn-out payment of up to $12,000, over a three-year term to be determined on each fiscal year of the anniversary date of the acquisition. As of December 31, 2009, $8,000 of the earn-out had been paid to the sellers of PetroSteel.

Transaction-related expenses of $20,292 include $15,786 of capitalized deferred financing costs consisting primarily of direct underwriting fees and legal fees incurred in connection with the issuance of the Term Loans, a JCP fee of $2,006 related to services JCP provided in arranging the equity component of the Recapitalization

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Transaction, which was recorded as a reduction in partners’ capital, and $2,500 of general and administrative expenses primarily related to foreign stamp duty expenses for the transfer of PAL shares and professional fees incurred in connection with the organizational documentation required to facilitate the Recapitalization Transaction, including legal, tax, and accounting services.

As a result of the Recapitalization Transaction, the Company announced on April 18, 2007 that it had withdrawn its Form S-1 registration statement, which had been filed on November 13, 2006, with the Securities and Exchange Commission. As a result, the Company expensed $3,674 in costs associated with the registration statement, and such costs are included in selling, general and administrative expenses within the consolidated statement of operations for the year ended December 31, 2006.

3. Acquisitions

Petro Steel International, L.P. and Petro Steel International, LLC—On April 11, 2007, EMC executed an Asset Purchase Agreement with EM LLC, Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”), and PetroSteel’s owners. Pursuant to the Asset Purchase Agreement, on May 11, 2007, EMC acquired substantially all of the assets and certain liabilities, comprising the business, of PetroSteel. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining, and aggregate projects. PetroSteel is located in Pennsylvania.

The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three-year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out payment of up to $12,000, over a three-year term to be determined each fiscal year on the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. Any achieved earn-out will be paid equally to the three sellers and is not contingent on employment. The fair market value of the equity securities issued as part of the purchase price was determined to be $8,000 based on a valuation of the Company prepared by the Company and JCP in connection with the Recapitalization Transaction. This valuation yields a per unit fair market value that is the same as the price paid by third parties in the Recapitalization Transaction for the same class of equity securities. The cash purchase price was funded through the Recapitalization Transaction (see Note 2). PetroSteel’s operating results have been included in the Company’s consolidated statements of operations from the date of the acquisition.

The fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$10,067
Inventory	5,208
Prepaid expenses and other current assets	607
Sales backlog	4,032
Noncompetition agreement	21,875
Goodwill	1,631
Accounts payable	(6,525)
Accrued expenses and other current liabilities	(177)

Purchase price (net of cash received of $— )	$36,718

The goodwill generated from the PetroSteel acquisition results from the potential to attract new customers to the combined organization; the ability to offer new products to existing customers; the potential for sales to

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

customers in a concentrated market, the oil and gas industry; and expanded relationships with key vendors. The goodwill of $1,631 recorded for the acquisition is deductible for U.S. federal and state income tax purposes.

The purchase price allocation related to PetroSteel was completed as of December 31, 2007. The Company will recognize any future earn-out as additional purchase consideration upon resolution of any contingency at each anniversary date. The earn-out is calculated on operating results from the acquisition date (i.e. May 11, 2007 through May 11, 2008; May 11, 2008 through May 11, 2009; and May 11, 2009 through May 11, 2010). On May 11, 2009 and 2008, the sellers of PetroSteel earned $4,000 of the earn-out payment (see Note 6) and such amounts were recorded as increases in goodwill and reflected as investing activities in the statement of cash flows for the years ended December 31, 2009 and 2008.

EM LLC was legally dissolved effective November 24, 2009. Edgen Murray Corporation succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

Equipment Valve & Supply, Inc.—On August 31, 2007, EMC executed a Stock Purchase Agreement to acquire the share capital of Equipment Valve & Supply, Inc. (“EVS”) for an aggregate purchase price of approximately $6,051 (including acquisition costs of $51). EVS is a U.S.-based stocking distributor of valves and actuation packages with sales primarily in the Gulf Coast market place. The specialty valve market serves as a complementary product to EMC’s existing product line. The operations of this acquisition were integrated into EMC during 2008. EVS’s operating results have been included in the Company’s consolidated statements of operations from the date of the acquisition.

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$2,909
Inventory	1,286
Prepaid expenses and other current assets	161
Property, plant and equipment	38
Other long-term assets	13
Sales backlog	202
Customer relationships	3,494
Non-competition agreement	135
Goodwill	2,196
Accounts payable	(2,724)
Accrued expenses and other current liabilities	(226)
Deferred tax liabilities	(1,433)

Purchase price (net of cash received of $809)	$6,051

The goodwill generated from the EVS acquisition results from the ability to offer new products to existing customers (cross-selling of new products), and knowledgeable management and sales force. The goodwill recorded for the acquisition was not deductible for income tax purposes.

The purchase price allocation related to EVS was completed as of December 31, 2007.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table reflects the unaudited pro forma sales, net income for the year ended December 31, 2007, as if the Recapitalization Transaction, PetroSteel and EVS acquisitions had taken place as of January 1, 2007 and includes the $31,385 ($21,033 net of taxes) loss on prepayment of debt related to the Recapitalization Transaction:

2007
Sales	$964,084
Net income	$4,626

The unaudited pro forma consolidated financial information does not purport to represent what the Company’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company’s future results of operations.

4. Property, plant, and equipment

Property, plant, and equipment at December 31, 2009 and 2008, consisted of the following:

	2009	2008
Land and land improvements	$13,351	$10,152
Building	27,419	27,205
Equipment and computers	28,197	27,397
Leasehold improvements	4,809	3,283
Work in progress	220	550

	73,996	68,587
Less accumulated depreciation	(30,654)	(25,884)

Property, plant, and equipment—net	$43,342	$42,703

Substantially all of the Company’s U.S. property, plant, and equipment serves as collateral for the Company’s long-term debt (see Note 7). Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $4,690, $4,304, and $4,019, respectively.

5. Intangible assets

Intangible assets at December 31, 2009 and 2008 consisted of the following:

	Gross carrying value		Accumulated amortization		Net carrying value
	2009	2008	2009	2008	2009	2008
Customer relationships	$83,938	$78,757	$50,645	$36,401	$33,293	$42,356
Non-competition agreements	22,011	22,011	9,734	6,043	12,277	15,968
Sales backlog	9, 748	9,311	9,748	9,311	—	—
Tradenames	11,702	10,936	—	—	11,702	10,936
Trademarks	14	14	—	—	14	14

	$127,413	$121,029	$70,127	$51,755	$57,286	$69,274

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our non-U.S. subsidiaries fluctuates from period to period due to changes in foreign currency exchange rates.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

During 2007, customer relationships and noncompetition agreements were identified and recorded in the purchase price allocations of the PetroSteel and EVS acquisitions (see Note 3).

The fair value of customer relationships, noncompetition agreements and sales backlog has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. In determining the fair value of sales backlog, the projected earnings from open sales orders as of the acquisition date were discounted back to the acquisition date. The useful lives for customer relationships has been estimated based on historical experience.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships, sales backlog, and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. The gross carrying value of intangible assets increased approximately $6,384 in 2009 and decreased approximately $21,525 in 2008 due to the effect of foreign currency translation. Amortization expense was $15,446, $18,255, and $18,551 for the years ended December 31, 2009, 2008 and 2007.

The following table presents scheduled amortization expense for the next five years:

2010	$15,666
2011	15,637
2012	12,126
2013	1,809
2014	332

The weighted-average remaining amortization period for customer relationships was three years and four years at December 31, 2009 and 2008, respectively. The weighted-average remaining amortization period for noncompetition agreements was three years and four years at December 31, 2009 and 2008, respectively. Sales backlog was fully amortized as of December 31, 2009 and 2008.

6. Goodwill

Under Intangibles—Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Company’s reporting units were tested on January 1, 2009 and 2008, for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter. Based on the impairment test, the Company recognized no impairment charge in 2009 and 2008.

The following table reflects changes to goodwill during the years ended December 31, 2009 and 2008:

Balance—January 1, 2008	$82,877
PetroSteel earn-out adjustment (see Note 3)	4,000
Foreign currency translation	(10,941)

Balance—December 31, 2008	75,936
PetroSteel earn-out adjustment (see Note 3)	4,000
Foreign currency translation	3,344

Balance—December 31, 2009	$83,280

As a result of earn-out provisions included in the terms of the PetroSteel purchase agreement, the Company may incur one additional purchase price adjustment of up to $4,000. Any future payments will be recorded to goodwill (see Note 3).

See Note 15 for a description of goodwill and other intangible assets by reportable segment.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

7. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following at December 31, 2009 and 2008:

	2009	2008
$465,000 12.25% EMC Senior Secured Notes, net of discount of $4,362 at December 31, 2009, secured by a lien on the principal U.S. assets of EMC and EM II LP, including 65% of the voting stock of EM II LP’s non-U.S. subsidiaries; due January 15, 2015	$460,638	$—
$175,000 ABL Facility, interest accrues at a rate of 4% to 5%; due May 11, 2012	—	3,426
$425,000 First Lien Term Loan (“First Lien Term Loan”); interest accrues at one-month and three-month LIBOR, plus 2.75% for Eurodollar Loans and Prime, plus 1.75% for Base Rate Loans (4.63% and 5.00% weighted average at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries; due May 11, 2014	—	418,625
$75,000 Second Lien Term Loan (“Second Lien Term Loan” and, together with the First Lien Term Loan, the “Term Loans”); interest accrues at the 3 month LIBOR, plus 6.00% for Eurodollar Loans and Prime plus 5.00% for Base Rate Loans (8.26% and 8.25% at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries; due May 11, 2015	—	75,000
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, with payment due May 11, 2010	4,906	4,543
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	10	29

Total	465,554	501,623
Less current portion	(4,916)	(4,269)

Long-term debt	$460,638	$497,354

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% EMC Senior Secured Notes with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; or

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions where the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit the Company’s discretion in the operation of its business. The indenture, among other things, restricts: (i) our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of our business, and enter into certain transactions with affiliates; (ii) our ability to pay dividends or make certain other restricted payments; and (iii) our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. As of December 31, 2009, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures our ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to our ABL Facility to the extent of the value of such assets.

ABL Facility—On May 11, 2007, the Company entered into the ABL Facility between JPMorgan Chase Bank, N.A. and EMC, Edgen Murray Canada Inc. (“EM Canada”), and EM Europe, jointly. In August 2008, the Company exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

On February 19, 2008, the Company finalized certain administrative procedures and agreements to include EM Pte with its own subfacility limit in the ABL Facility; trade accounts receivable and inventories of EM Pte secure the subfacility limit. As a result, EM Pte joined in the ABL Facility with a subfacility limit of $10,000 as noted above, and simultaneously the EMC subfacility limit was reduced by $10,000; in addition, a letter of credit which supported a $17,000 HSBC local facility was canceled.

As a result of including EM Pte on February 19, 2008 and exercising the accordion feature in August 2008, the EMC subfacility limit was changed from $150,000 to $165,000 of the total facility to the extent of any unutilized sublimits of EM Europe and EM Canada as noted above.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000, until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

or mergers and the sale of assets. As of December 31, 2009, the Company was in compliance with the financial, affirmative and negative covenants required by the ABL Facility, and the Company’s availability requirements exceeded the thresholds described above.

As of December 31, 2009, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $19,655, including a letter of credit issued to HSBC in the amount of $5,000, which supports the local credit facility of EM FZE. As of December 31, 2009, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of our Borrowing Base on that date):

	EMC		EM Canada	EM Europe	EM Pte	Total
Total Availability	$90,258		$2,319	$11,827	$10,000	$114,404
Less utilization	13,497	(a)	36	1,732	5,286	20,551

Net availability	$76,761		$2,283	$10,095	$4,714	$93,853

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. As of December 31, 2009, EM FZE had the ability to borrow up to $5,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing Dubai Interbank Offered Rate, plus a margin of 1.5%. As of December 31, 2009, there was approximately $704 in letters of credit issued under the local facility.

First and Second Lien Credit Agreements—On May 11, 2007, in addition to the ABL Facility, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”), in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP and EMC and its U.S. subsidiaries, all investment property, general intangibles and cash deposit accounts; (b) a security interest in 100% of the capital stock of EM II LP and EMC and its U.S. subsidiaries and 65% of the capital stock of EMC first tier non-U.S. subsidiaries; and (c) a security interest in all other tangible and intangible assets of EM II LP and EMC and its U.S. subsidiaries. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries, investment property, general intangibles and cash deposit accounts, (b) a security interest in 100.0% of the capital stock of EM Europe and its subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, which secured the $500,000 Term Loans and related guarantees, was contractually subordinated to the liens securing the ABL Facility and related guarantees.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The First Lien Term Loan required quarterly principal payments of 0.25% of the original $425,000 principal amount beginning August 11, 2007. Scheduled principal payments were $3,188, $4,250 and $2,125 for the years ended December 31, 2009, 2008 and 2007, respectively. No principal payments were required under the $75,000 Second Lien Term Loan.

The Term Loan Agreements contained other affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, required net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provided for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As a result, these agreements restricted substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibited the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of our partners’ (deficit) capital was restricted by these agreements.

On December 23, 2009, with the proceeds from issuance of the EMC Senior Secured Notes, plus cash on hand, the Company fully repaid the outstanding balance on the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, the Company entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel; principal and interest are due in May 2010. Interest accrues at a rate of 8% per annum compounded annually (see Note 3). As of December 31, 2009 and 2008, accrued interest on the note payable was $906 and $543, respectively.

Third party guarantees—In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of their subsidiaries.

For guarantees with commitments outstanding at December 31, 2009 and 2008, the maximum potential amount of future payments (undiscounted) within one year for non-performance totaled $27,585 and $11,558, respectively. For guarantees with commitments outstanding at December 31, 2009 and 2008, the maximum potential amount of future payments (undiscounted) after one year for non-performance totaled $0 and $13,872, respectively.

As of December 31, 2009 and 2008, the Company had bank guarantees of $816 and $409, respectively, which have been cash collateralized and is included in prepaid expenses and other assets on the consolidated balance sheet.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long-term debt for the years after December 31, 2009, are as follows:

2010	$4,916
2011	—
2012	—
2013	—
2014	—
Later years	460,638

Total	$465,554

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

8. Capital lease

On December 16, 2005, EM Europe (formerly Murray International Metals limited (“MIM U.K.”)) sold land, an office building, and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of 10 years each, unless canceled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires EM Europe to pay customary operating and repair expenses.

The carrying value of the leased fixed assets at December 31, 2009 and 2008, net of accumulated depreciation of $3,059 and $2,070, respectively, is $15,863 and $14,947, respectively and is included within property, plant, and equipment on the balance sheet. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at December 31, 2009, are as follows:

Years ending December 31
2010	$1,933
2011	1,933
2012	1,933
2013	1,933
2014	1,933
Later years	30,524

Total minimum lease payments	40,189
Less amount representing interest	(22,240)

Present value of minimum lease payments	$17,949

At December 31, 2009 and 2008, the Company has recorded current obligations under the finance lease of $303 and $247, respectively, and non-current obligations under the finance lease of $17,646 and $16,143, respectively. Depreciation expense for the years ended December 31, 2009, 2008, and 2007, was $734, $871, and $960, respectively.

9. Partners’ (deficit) capital

Subsequent to Recapitalization on May 11, 2007—On May 11, 2007, in the Recapitalization Transaction, Fund IV, certain financial institutional investors, and existing management, through subsidiaries of EM II LP, acquired the shares of Edgen/Murray, L.P.’s two direct subsidiaries, EMC and PAL, from its existing partners. In this transaction, Edgen/Murray, L.P. distributed all of the shares of EMC and PAL, to its partners. Following the distribution, the partners then sold a portion of the distributed shares to subsidiaries of EM II LP for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of management, to EM II LP in exchange for common limited partnership units of EM II LP.

Concurrently, EM II LP also issued common limited partnership units to new investors for $1,000 per unit in cash. The same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP.

The Recapitalization Transaction has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital. Capital contributions from third-party financial institutional investors and new management participants have been recorded at fair value as of the transaction date.

Common partnership units—A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner of EM II LP (the “General Partner”) participates in the net assets and results of operations of EM II LP based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited partners of EM II LP participate as well. For the General Partner, this ratio was less than 1% at December 31, 2009 and 2008. Under the EM II LP Partnership Agreement, the General Partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units.

Restricted common units—Effective May 11, 2007, Edgen/Murray, L.P.’s equity incentive plan was canceled, and all outstanding awards were exchanged for awards issued under the Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) with substantially equivalent terms. At the date of the exchange, in addition to time-based restricted common limited partnership units, the Company had 156,069 outstanding restricted performance-based common limited partnership units which were exchanged for restricted time-based common limited partnership units. The exchange of these performance-based common limited partnership units did not result in a revaluation of the units because management concluded that the performance-based restricted common limited partnership units were probable to vest as the Company’s operating performance since 2005 had exceeded the required performance thresholds. As of December 31, 2009, all outstanding restricted common limited partnership units are time-based vesting awards. The EM II LP Incentive Plan authorizes the granting of awards to employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement. In connection with the Recapitalization Transaction, the Company granted 1,733 restricted common limited partnership units with a fair value of $1,733 to certain employees. The fair value of restricted units was based on consideration paid by unrelated third parties in connection with the Recapitalization Transaction. The amount paid in an arm’s length transaction by the new co-investors ($1,000 per unit) is the most recent evidence of the fair value of a common unit on a stand-alone basis.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the General Partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit options—In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. In October 2007, the Company granted 11,050 unit options with an exercise price of $1,000, the estimated fair value of one common limited partnership unit at the grant date. The fair value of the unit option was calculated to be $487.84 per unit using the Black-Scholes pricing model. For the years ended

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

December 31, 2009, 2008, and 2007, the consolidated statements of operations reflect $1,004, $1,010 and $256 of unit-based compensation expense related to EM II LP unit options issued in October 2007.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company, which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

Prior to Recapitalization on May 11, 2007—On November 22, 2005, Edgen/Murray, L.P. was formed as a Delaware limited partnership by Edgen/Murray GP, LLC, the General Partner and a company controlled by Fund III. On December 15, 2005, the shareholders of Edgen exchanged (the “Exchange”) their preferred shares and common shares of Edgen for preferred partnership units and common partnership units in Edgen/Murray, L.P. in proportion to the preferred shares and common shares each held in Edgen, pursuant to the terms of a one-to-one ratio exchange agreement. At the time of the exchange, (i) 2,400,000 shares of common stock, par value $.01 per share, and (ii) 21,600 shares of preferred stock, par value $1,000 per share were issued and outstanding with $1,622 in accrued preferred dividends. Additionally, outstanding shares of restricted stock issued by Edgen were also exchanged on a one-to-one ratio for restricted common units.

The amended and restated partnership agreement of Edgen/Murray, L.P. (the “EMLP Partnership Agreement”), dated December 15, 2005, describes the partnership capital accounts as follows:

Preferred partnership units—A preferred partnership unit (“partnership unit”) had an original stated value of $1,000 per unit which accrues interest annually with a compounding date of October 31, the preferred compounding date. Interest compounds based on the preferred redemption value (the “Preferred Redemption Value”) as of a specified date and is comprised of (i) the preferred original stated value, plus (ii) an amount equal to the amount that would accrue during the period commencing on the date of issuance of such preferred unit and ending on such specified date on a principal amount equal to the unreturned preferred value, defined as the preferred original stated value increased for additional contributions and reduced by distributions, using a rate equal to 8.5% per annum.

Common partnership units—A common partnership unit represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each holder of common units.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Under the EMLP Partnership Agreement, the general partner must approve all distributions. Any distributions are first made to the holders of preferred units, in proportion to the number of preferred units held by each holder of preferred units, until each holder has received cumulative aggregate distributions in an amount equal to, but not in excess of, the Preferred Redemption Value; and then made to the holders of common units, in proportion to the number of common units held by each holder of common units.

Restricted common units — Effective December 15, 2005, Edgen’s equity incentive plan was canceled, and Edgen exchanged all outstanding vested and non-vested awards for awards issued under Edgen/Murray, L.P.’s equity incentive plan with substantially equivalent terms. The Edgen/Murray, L.P. incentive plan authorizes the granting awards to Edgen employees of up to 550,000 common units of Edgen/Murray, L.P.; all units granted are subject to restrictions on transfer until such time as they are vested. Vesting was based on either time or a combination of performance and time.

10. Equity-based compensation

The Company has plans under which non-vested common limited partnership units and options to purchase the Company’s common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Unit-based compensation expense by type:
Unit options	$1,004	$1,010	$256
Restricted common units	1,061	1,176	936

Total unit-based compensation expense	2,065	2,186	1,192
Tax benefit recognized	—	—	(507)

Unit-based compensation expense — net of tax	$2,065	$2,186	$685

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit options—Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The weighted-average fair value of each option granted during 2007 was $1,000. There were no options granted during the years ended December 31, 2009 and 2008. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

Weighted average black-scholes assumptions
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit option activity—A summary of unit option activity during the years ended December 31, 2009 and 2008, is as follows:

	Number of options	Weighted- average exercise price
Outstanding—January 1, 2008	11,050	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(50)	1,000

Outstanding—December 31, 2008	11,000	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(860)	1,000

Outstanding—December 31, 2009	10,140	$1,000

Exercisable—December 31, 2009	4,170	$1,000

The outstanding unit options are scheduled to and expected to vest over five years on a pro rata basis beginning in October 2008 through October 2012. As of December 31, 2009 and 2008, there was $2,851 and $3,855 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 2.12 years and 2.81 years, respectively.

The information relating to the Company’s unit options outstanding at December 31, 2009, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted- average exercise price	Weighted- average remaining years	Number exercisable	Weighted- average exercise price
$1,000	10,140	$1,000	2.75	4,170	$1,000

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Restricted common units—Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

In connection with the Recapitalization Transaction on May 11, 2007, the Edgen/Murray, L.P. equity incentive plan was canceled, and all outstanding vested and non-vested restricted common unit awards there under were exchanged for vested and non-vested restricted common unit awards under the EM II LP Equity Incentive Plan with equivalent terms. The exchange was based on each partner’s fully diluted ownership percentage in Edgen/Murray, L.P. prior to the Recapitalization Transaction, which percentage included unrestricted common units, and outstanding vested and non-vested restricted common units.

At the date of the exchange, the Company had 156,069 outstanding restricted performance-based common units that were exchanged for restricted time-based common units. Since the original awards and the new awards had equivalent terms and were supported by the same underlying assets, the fair value prior to and subsequent to modification was the same and no incremental compensation expense was recognized at the date of the exchange. Additionally, the exchange of 156,069 restricted performance-based common limited partnership units for restricted time-based common limited partnership units did not result in any incremental compensation expense as the fair value of the units immediately prior to and after the vesting modification was the same. The fair value was the same because management concluded that the performance-based restricted common limited partnership units were probable to vest, as the Company’s operating performance since 2005 had exceeded the required operating performance levels for vesting. (See Note 9).

As of December 31, 2009, all outstanding restricted common units were time-based vesting awards which are expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to Company employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table summarizes restricted common unit activity for the periods shown:

	Number of units/ shares		Weighted- average fair value
	Edgen/ Murray, L.P.	EM II LP	EM II LP
Outstanding at January 1, 2007	412,452	—
Vested	(92,313)	—
Exchange of non-vested Edgen/ Murray L.P. units for EM II LP units	(320,139)	17,899
Vested	—	(112)	$1,000
Granted	—	1,733	1,000
Canceled	—	(300)	1,000

Outstanding at December 31, 2007	—	19,220
Vested	—	(5,840)	1,000
Granted	—	—
Canceled	—	(29)	1,000

Outstanding at December 31, 2008	—	13,351
Vested	—	(5,660)	1,000
Granted	—	—
Canceled	—	(200)	1,000

Outstanding at December 31, 2009	—	7,491

Of the 320,139 restricted common units exchanged in 2007, 164,070 were time-based vesting and 156,069 were performance-based vesting. No incremental compensation expense was recognized at the date of the exchange. In the case of the time-based awards, no additional expense was recognized because the only modification was the substitution of a new parent company issuer (EM II LP) for the former parent company issuer (Edgen/Murray, L.P.); in the case of the performance-based awards, these awards were probable to vest prior to the exchange because the Company’s operating performance since 2005 had exceeded the required performance thresholds.

The Company’s valuation methodology for determining the fair value of restricted equity granted in 2007 of $1,000 is based on a market approach that calculates an enterprise value using LTM EBITDA and applies a trailing revenue multiple representative of actual multiples in recent transactions of guideline companies. The enterprise value is then reduced for interest-bearing debt and other liabilities, any preferred equity and excess cash to derive a common equity value which is then divided by the number of common equity units outstanding as of the valuation date. The Company also considers the amount paid contemporaneously by third parties for the same class of equity interests.

As of December 31, 2009 and 2008, there was $610 and $1,730 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.54 years and 3.56 years, respectively.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

11. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2009 and 2008, are as follows:

	2009	2008
Deferred tax assets:
Current deferred tax assets:
Deferred compensation	$166	$119
Inventory	1,966	2,050
Bad debt allowance	519	873
Accrued bonuses and professional fees	65	891
Other	189	592

Total current deferred tax assets	2,905	4,525

Noncurrent deferred tax assets:
Tax credits	—	4
Sale of leaseback capital asset	567	395
Derivative instruments	2,486	5,756
Intangible assets	3,369	2,709
Other	638	563

Total noncurrent deferred tax assets	7,060	9,427

Total deferred tax assets	$9,965	$13,952

Deferred tax liabilities:
Current deferred tax liabilities:
Other	$62	$306

Total current deferred tax liabilities	62	306

Noncurrent deferred tax liabilities:
Intangible assets — including goodwill	18,773	20,495
Depreciation	952	599
Debt finance fees	266	341
Unremitted earnings of foreign subsidiaries	—	3,876
Other	104	2,513

Total noncurrent deferred tax liabilities	20,095	27,824

Total deferred tax liabilities	$20,157	$28,130

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Income (loss) from continuing operations for each jurisdiction follows:

	2009	2008	2007
United States	$(44,245)	$75,485	$(10,241)
Foreign	983	32,866	11,786

Total	$(43,262)	$108,351	$1,545

Components of income tax (benefit) expense are as follows:

	2009	2008	2007
Current:
United States	$(15,326)	$27,416	$(1,008)
Foreign	9,476	9,061	2,073

	(5,850)	36,477	1,065
Deferred:
United States	(2,278)	(351)	(1,849)
Foreign	(14,245)	(1,002)	(586)

	(16,523)	(1,353)	(2,435)

Total	$(22,373)	$35,124	$(1,370)

For the years ended December 31, 2009, 2008 and 2007, the Company recognized a net income tax benefit of $2,486, $5,862 and $3,152 on ASC 815 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2009, 2008 and 2007, respectively.

For the years ended December 31, 2009, 2008 and 2007, the Company made payments related to income taxes totaling $36,891, $11,853, and $13,763, respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2009		2008		2007
U.S. federal income tax expense at statutory rate	$(15,142)	(35)%	$37,923	35%	$541	35%
Differences in foreign income tax rates	(4,756)	(11)	(4,600)	(4)	(2,657)	(172)
State income taxes—net of U.S. federal income tax benefit (expense)	(2,096)	(5)	1,983	2	35	2
Change in income tax rates	—	—	—	—	(370)	(24)
Nondeductible expenses distributed to partners	13	—	28	—	205	13
Nondeductible expenses and other	(392)	(1)	(210)	(1)	876	57

Total provision for income taxes	$(22,373)	(52)%	$35,124	32%	$(1,370)	(89)%

For the year ended December 31, 2007, the consolidated effective tax rate reflects income tax benefits resulting from the loss on the prepayment of the Edgen Senior Secured Notes and PAL Floating Rate Notes as part of the Recapitalization Transaction on May 11, 2007, and reduced income tax expense due to taxable income in tax jurisdictions that have lower income tax rates, or no income tax.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

As of December 31, 2009, 2008, and 2007, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required.

For the years ended December 31, 2008 and 2007, U.K. income taxes of $4,861 and $3,412, respectively, were provided on earnings of PAL’s non-U.K. subsidiaries, EM Pte and EM FZE; the Company expected a portion of the earnings to be distributed to PAL and was, therefore, not considered to be permanently invested in these subsidiaries. In 2009, the United Kingdom changed its income tax laws and exempted foreign earnings repatriations from U.K. taxation. As a result, prior year provisions established with respect to foreign earnings repatriation to the United Kingdom were reversed. The Company does not expect any earnings to be distributed from EMGH and its subsidiaries to EM II LP; these earnings are considered to be permanently invested.

Based on operating results for the years ended December 31, 2009, 2008, and 2007 and the timing of the future reversal of deferred tax assets and deferred tax liabilities, management believes that a valuation allowance is not required at December 31, 2009.

12. Other income (expense)

Other income (expense) was $1,447, $(902), and $3,176 for the years ended December 31, 2009, 2008, and 2007, respectively. Other income (expense) for the years ended December 31, 2007 includes foreign exchange gains on the PAL Floating Rate Notes of approximately $760. The PAL Floating Rate Notes were denominated in U.S. dollars on the financial statements of PAF, and the gain reflects the change in the relative value of the U.S. dollar to the U.K. pound sterling, which strengthened during the year. On May 11, 2007, the PAL Floating Rate Notes were repaid (see Notes 2 and 7).

13. Commitments and contingencies

Operating leases—Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to six years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $3,736, $3,065, and $2,456 for the years ended December 31, 2009, 2008, and 2007, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2009, are:

2010	$2,705
2011	3,187
2012	2,026
2013	1,435
2014	1,047
Thereafter	882

Total	$11,282

Employment agreements—In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Legal proceedings—The Company is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

14. Concentration of risks

For the years ended December 31, 2009, 2008, and 2007, the Company’s 10 largest customers represented approximately 26%, 26%, and 31%, respectively, of the Company’s sales, and no one customer accounted for more than 10%. In addition, approximately 77%, 61%, and 62% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2009, 2008, and 2007, respectively.

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2009, 2008, and 2007, the Company’s 10 largest vendors accounted for approximately 38%, 44%, and 47%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 7%, 10%, and 9%, respectively, of the Company’s purchases for these periods.

15. Segment and geographic area information

The Company has four reportable segments (Americas, U.K., Singapore and UAE) based upon the operating results reviewed by the chief operating decision maker, which are primarily determined based upon the geographic locations of the Company’s operations. Within each geographical location, our operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments.

The Americas segment distributes specialty steel pipe, pipe components, high-grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical, power generation, and oil and gas industries. The Americas reporting unit also distributes valves and actuation packages. The Americas segment is headquartered in Houston, Texas, and markets products to customers primarily in the United States, Canada, and Latin America.

Similar to the Americas segment, the U.K., Singapore and UAE segments are distributors of high-grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The U.K. segment headquartered in Newbridge, Scotland, markets products to customers primarily in Europe, the Caspian Sea region and West Africa. The Singapore segment headquartered in Singapore and supported by sales offices in Perth, Australia, Shanghai, China and Jakarta, Indonesia, markets products to customers primarily in the Asia Pacific region. The UAE segment headquartered in Dubai, United Arab Emirates, markets products to customers primarily in the Middle East region and South Asia.

A local management team manages each reportable segment independently, with oversight from executive management in Baton Rouge, Louisiana, Houston, Texas and Newbridge, Scotland. Effective January 1, 2008,

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

the Company’s executive management began managing its operations based on a Western Hemisphere (Americas segment) and Eastern Hemisphere (U.K., Singapore and UAE segments) designation.

In addition, certain expenses of EM II LP and Edgen/Murray, L.P., other non-trading expenses, and certain assets and liabilities, such as intangible assets, are not allocated to the segments, but are included in General Company expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table presents the financial information for each reportable segment:

	2009	2008	2007
Sales:
Americas	$508,044	$859,377	$565,180
U.K.	133,256	167,144	163,369
Singapore	120,670	158,396	108,458
UAE	37,039	117,646	102,128
Eliminations	(25,686)	(36,948)	(21,478)

	$773,323	$1,265,615	$917,657

Intersegment sales:
Americas	$11,909	$10,134	$7,880
U.K.	9,140	17,288	6,411
Singapore	1,047	512	551
UAE	3,590	9,014	6,636

	$25,686	$36,948	$21,478

Operating income (loss):
Americas	$(3,476)	$108,251	$36,286
U.K.	19,091	27,772	27,776
Singapore	12,732	21,838	13,953
UAE	(6,319)	6,913	9,902
General Company	(12,129)	(10,481)	(9,862)

	$9,899	$154,293	$78,055

Capital expenditures:
Americas	$2,440	$6,838	$5,464
U.K.	878	410	341
Singapore	808	2,286	248
UAE	768	186	189
General Company	—	—	—

	$4,894	$9,720	$6,242

Depreciation and amortization:
Americas	$11,488	$12,326	$11,552
U.K.	942	1,241	1,417
Singapore	289	287	251
UAE	314	359	346
General company	7,103	8,346	9,004

	$20,136	$22,559	$22,570

During 2009, 2008 and 2007, capital expenditures in the Americas segment include IT infrastructure expenditures of $66, $1,127 and $996, respectively, which will support future operations for all reportable segments. These capital expenditures have not been allocated from the Americas segment to the other reportable segments in 2009, 2008 and 2007, respectively.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	2009	2008	2007
United States	$486,245	$822,599	$536,924
Canada	9,889	26,644	20,375
U.K.	124,118	149,856	156,958
Singapore	119,622	157,884	107,907
UAE	33,449	108,632	95,493

	$773,323	$1,265,615	$917,657

	2009	2008
Total assets:
United States	$325,323	$413,831
Canada	7,452	12,661
U.K.	88,655	97,230
Singapore	53,046	88,611
UAE	25,707	65,474
General Company	63,277	64,279

	$563,460	$742,086

Property, plant, and equipment:
United States	$15,450	$17,356
Canada	408	444
U.K.	17,913	16,182
Singapore	8,477	7,987
UAE	1,094	734
General Company	—	—

	$43,342	$42,703

Goodwill and other intangible assets:
United States	$78,470	$82,799
Canada	1,295	1,117
General Company	60,801	61,294

	$140,566	$145,210

The Company has not allocated goodwill and other intangibles to the U.K., Singapore and UAE segments but has included goodwill and other intangibles for these segments in general company. For annual goodwill impairment testing, goodwill is allocated to these reporting units based on their relative fair values at December 16, 2005, the acquisition date.

16. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of the Company are conducted under the oversight of management, who receive regular updates of treasury activity. Financial

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the chief financial officer, the treasurer and respective local accounting management for all Company locations. Following evaluation of those positions, the Company enters into derivative financial instruments to manage certain exposures. The Company enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency exchange rate risk—The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital and comprehensive income (loss). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. The Company does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At December 31, 2008 and 2007, comprehensive income (loss) included a net unrealized loss of $1,474, net of taxes and a net unrealized gain of $472, net of taxes, respectively, on outstanding designated forward contracts. At December 31, 2009, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income. The fair value of foreign currency exchange contracts outstanding at December 31, 2009 and 2008 was a liability of $174 and $626, respectively, included in other current liabilities on the consolidated balance sheet. At December 31, 2009 and 2008, the total notional amount of outstanding foreign currency exchange contracts was $10,084 and $48,729, respectively.

At December 31, 2009 and 2008, the cumulative effect of currency transalation adjustments was a loss of $21,469 and $34,990, respectively, and is included in partners’ deficit on the consolidated balance sheet.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Interest rate risk—Following the December 23, 2009 offering of the EMC Senior Secured Notes and repayment of the Term Loans, the Company’s variable interest rate risk was limited to our ABL Facility cash borrowings. As of December 31, 2009, there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. The Company entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, the Company paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% percent while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, the Company entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75,000 interest rate swap pays a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.27% at December 31, 2009 on the same notional amount. The $100,000 interest rate collar incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At December 31, 2009 the Company was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.27% on the same notional amount.

In accordance with the Second Lien Term Loan, the Company also entered into an interest rate swap that converts an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at, 0.27% as of December 31, 2009, on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the lives of the interest swaps. The floating rate payments are reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, the Company concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815. The interest rate swaps and collar were considered substantially effective during 2008 and 2007, respectively. Upon the extinguishment of the Term Loans, the interest rate derivatives were no longer considered effective and therefore deferred losses of $7,512 were recognized in earnings and are included in interest expense on the statement of operations for the year ended December 31, 2009. For the years ended December 31, 2008 and 2007, there were no gains or losses reflected in the consolidated statements of operations related to the interest rate swaps or collar. Prior to the extinguishment of the Term Loans, gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss).

A net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts is the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that have been deemed effective, the

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

settlement is recognized as a component of interest expense in the consolidated statements of operations. For interest rate derivatives that have been deemed ineffective, the settlement is recognized as a component of other income (expense) in the consolidated statements of operations.

As of December 31, 2009 and 2008, the interest rate derivatives were liabilities of $7,159 and $16,345, respectively, and are included in accrued expenses and other current liabilities and in other long-term liabilities on the consolidated balance sheets, respectively.

Credit risk—The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the year ended December 31:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income			Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2009	2008		2009	2008	2007		2009	2008	2007
Forward contracts	$4,437	$(1,737)	Cost of sales	$(2,519)	$(47)	$30	SG&A	$(625)	$333	$189
			SG&A	(457)	(162)	—	—
Interest rate swaps and collar	(2,409)	(8,987)	Interest expense	(12,998)	(4,790)	100	SG&A	—	—	—

Total	$2,028	$(10,724)		$(15,974)	$(4,999)	$130		$(625)	$333	$189

Non-designated derivative instruments	Location of (gain) or loss recognized income	Gain or (loss) in income (ineffective portion)
		2009	2008
Forward contracts	SG&A	$326	$(723)
Interest rate swaps and collar	Other Income (Expense)	(316)	—

17. Fair value

The Company follows the provisions of Fair Value Measurements and Disclosures, ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2—

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3—Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008 are as follows:

	As of December 31, 2009
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Assets:
Short-term cash investments	$2,273	$—

Liabilities:
Foreign currency exchange contracts(1)	—	174
Interest rate swaps and collar(2)	—	7,159

	As of December 31, 2008
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Assets:
Short-term cash investments	$—	$—

Liabilities:
Foreign currency exchange contracts(1)	—	626
Interest rate swaps and collar(2)	—	16,345

(1)	As a result of its global operating and financing activities, the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect its operating results and financial position. When deemed appropriate, the Company minimizes its risks from foreign currency exchange rate fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The forward foreign currency exchange contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.
(2)	In accordance with the Term Loans, the Company partially hedges its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The interest rate swaps and collars are valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2009 and 2008 is presented below:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
EMC Senior Secured Notes	$460,638	$455,700	$—	$—
First Lien Term Loan	—	—	418,625	252,218
Second Lien Term Loan	—	—	75,000	52,500
Cash at bank and in hand	65,733	65,733	41,708	41,708
Accounts receivable	108,006	108,006	202,397	202,397
Accounts payable	64,332	64,332	151,888	151,888

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes and the Term Loans, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

18. Employee benefit plans

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location.

U.S. employees—The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees’ contributions. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $390, $619, and $438 to this plan for the years ended December 31, 2009, 2008, and 2007, respectively.

United Kingdom employees—The U.K. Benefit Plan is a “money purchase” plan; therefore, benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Contributions to the U.K. Benefit Plan were $831, $553, and $574 for the years ended December 31, 2009, 2008, and 2007, respectively.

Middle East employees—For the benefit of certain employees’ resident in the Middle East, the Company operates a defined contribution savings plan, the assets and liabilities of which are held independently from the Company. Contributions for the years ended December 31, 2009, 2008, and 2007, were $24, $45, and $42, respectively. The agreed contribution rate for the years ended December 31, 2009, 2008, and 2007, was 10% of the employee salary.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company also has benefit arrangements for employees in Canada and Singapore, which have limited participants and related costs to the Company.

19. Related-party transactions

In the Recapitalization Transaction, Fund III liquidated its investment in the Company for approximately $278,291 in cash. Fund III was managed by JCP. Also as part of the Recapitalization Transaction, the Edgen Senior Secured Notes were discharged. Financing for the Recapitalization Transaction was provided, in part, through the issuance of EM II LP common limited partnership units to Fund IV for approximately $80,000 in cash. Fund IV is managed by JCP. Additional financing was provided by the incurrence of new senior indebtedness by EM II LP and its subsidiaries, including borrowings under the ABL Facility and the incurrence of the Term Loans. Jefferies Finance LLC, an affiliate of JCP, was a lender under the First Lien Term Loans and received $4,563 in fees as joint lead arranger and joint lead book runner for the ABL Facility and Second Lien Term Loans. Jefferies High Yield Trading, LLC, an affiliate of JCP, was a lender under the First and Second Lien Term Loans. Jefferies Finance LLC and Jefferies each received a portion of the net proceeds of the offering of the EMC Senior Secured Notes upon the repayment of the Term Loans.

In connection with the Recapitalization Transaction on May 11, 2007, the Company paid a fee to JCP of $2,006 for services JCP provided in arranging the equity financing component of the Recapitalization Transaction. This financing fee has been recorded as a reduction in the general partnership basis of Fund IV on the consolidated balance sheet at December 31, 2009 and 2008 and is presented as deferred financing costs and financing advisory fees paid on the consolidated statements of cash flows during the year ended December 31, 2007.

During the years ended December 31, 2009, 2008, and 2007 the Company made payments to JCP of $66, $47, and $13, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP.

Distributions of $327,087 to partners include a distribution of $22,864 to Murray International Holdings (“MIH”), which sold all of its investment in the Company in conjunction with the Recapitalization Transaction. Also in connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the years ended December 31, 2009, 2008, and 2007, the Company had sales to that Company customer of $13,914, $21,582, and $37,955, respectively, in the normal course of business. As of December 31, 2009 and 2008, the Company has $1,491 and $1,211, respectively, of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets.

Effective December 1, 2007, EM Canada entered into a seven-year lease agreement with a company owned by two EM Canada employees; the lease expires on November 30, 2014. Annual rental payments under the lease total $24. Prior to entering into the lease, the Company obtained competitive quotes from an unrelated party to determine the reasonableness of the annual lease payments to comparable market leases.

EM Europe traded with certain subsidiaries of MIH in the normal course of business. Sales to the MIH companies were $527 for the year ended December 31, 2007. Purchases from MIH were $899 for the year ended December 31, 2007. There were no sales or purchases with MIH during the years ended December 31, 2009 and 2008.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

20. Form S-1 registration statement

On September 24, 2008, Edgen Murray Limited filed a registration statement on Form S-1 with the Securities and Exchange Commission. As of December 31, 2008, the Company had incurred $3,050 in costs associated with the registration statement which were capitalized within the caption “other assets” on the consolidated balance sheet. On December 8, 2009, the Company withdrew its Form S-1 registration statement. As a result, the Company expensed $3,339 in costs associated with the registration statement and such costs are included in selling, general and administrative expenses within the statement of operations for the year ended December 31, 2009.

21. Subsequent event

The Company evaluated for subsequent events through the date these financial statements were issued on March 31, 2010 and concluded that there were no significant subsequent events requiring recognition or disclosure.

22. Condensed Consolidating Financial Information

In connection with the issuance of the EMC Senior Secured Notes by EMC, a 100%-owned U.S. subsidiary of EM II LP (“Issuer” in the tables below, which excludes EMC’s non-US subsidiary, EM Canada), EM II LP (“Parent” in the tables below) issued a full and unconditional guarantee of the EMC Senior Secured Notes. EMC is EM II LP’s only U.S. subsidiary. EM II LP’s non-U.S. subsidiaries, including EMGH Limited and its subsidiaries, and EMC’s non-U.S. subsidiary, EM Canada, have not issued guarantees for the EMC Senior Secured Notes and are referred to as the Non-guarantor subsidiaries in the condensed consolidating financial information presented below.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following tables present the condensed consolidating financial information for Parent, Issuer and the Non-guarantor subsidiaries as of December 31, 2009, 2008, and 2007. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

Condensed consolidating balance sheet

	As of December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS
Cash and cash equivalents	$—	$29,860	$35,873	$—	$65,733
Accounts receivable—net	—	61,309	46,697	—	108,006
Intercompany accounts receivable	—	3,231	946	(4,177)	—
Inventory	—	96,065	59,490	—	155,555
Income tax receivable	—	20,878	962	—	21,840
Prepaid expenses and other current assets	—	7,342	2,927	(80)	10,189
Deferred tax asset—net	—	2,797	36	—	2,833

Total current assets	—	221,482	146,931	(4,257)	364,156
Property, plant and equipment, net	—	15,450	27,892	—	43,342
Distributions in excess of earnings and investment in subsidiaries	(27,085)	2,971	—	24,114	—
Goodwill	—	50,540	32,740	—	83,280
Other intangibles assets	—	27,931	29,355	—	57,286
Other assets	—	17,004	1,087	(2,695)	15,396
Intercompany long-term notes receivable	—	100,855	—	(100,855)	—

Total assets	$(27,085)	$436,233	$238,005	$(83,693)	$563,460

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Accounts payable	$—	$32,164	$32,168	$—	$64,332
Intercompany accounts payable	—	428	3,756	(4,184)	—
Other current liabilities	—	27,532	9,535	12	37,079

Total current liabilities	—	60,124	45,459	(4,172)	101,411
Deferred tax liability	—	5,758	7,287	—	13,045
Other long-term liabilities	2,694	274	226	(2,695)	499
Long-term debt and capital leases	—	460,638	118,566	(100,920)	478,284

Total liabilities	2,694	526,794	171,538	(107,787)	593,239

Total partners’ capital (deficit)	(29,779)	(90,561)	66,467	24,094	(29,779)

Total liabilities and partners’ capital (deficit)	$(27,085)	$436,233	$238,005	$(83,693)	$563,460

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	As of December 31, 2008
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
ASSETS
Cash and cash equivalents	$50	$(302)	$41,960	$—	$41,708
Accounts receivable—net	—	121,202	81,195	—	202,397
Intercompany accounts receivable	—	1,946	3,657	(5,603)	—
Inventory	—	174,949	101,673	(311)	276,311
Income tax receivable	—	619	2,135	—	2,754
Prepaid expenses and other current assets	—	2,720	9,148	(19)	11,849
Deferred tax asset—net	—	4,152	67	—	4,219

Total current assets	50	305,286	239,835	(5,933)	539,238
Property, plant and equipment, net	—	17,355	25,348	—	42,703
Distributions in excess of earnings and investment in subsidiaries	(33,929)	3,412	—	30,517	—
Goodwill	—	46,540	29,396	—	75,936
Other intangibles assets	—	36,260	33,014	—	69,274
Other assets	—	13,647	3,948	(2,660)	14,935

Total assets	$(33,879)	$422,500	$331,541	$21,924	$742,086

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Accounts payable	—	70,329	81,559	—	151,888
Intercompany accounts payable	—	2,823	2,750	(5,573)	—
Other current liabilities	—	51,752	26,087	(58)	77,781

Total current liabilities	—	124,904	$110,396	(5,631)	229,669
Deferred tax liability	—	4,755	13,711	—	18,466
Other long-term liabilities	2,660	12,348	4,645	(2,660)	16,993
Long-term debt and capital leases	—	353,328	160,169	—	513,497

Total liabilities	2,660	495,335	288,921	(8,291)	778,625

Total partners’ capital (deficit)	(36,539)	(72,835)	42,620	30,215	(36,539)

Total liabilities and partners’ capital (deficit)	$(33,879)	$422,500	$331,541	$21,924	$742,086

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Condensed consolidating statement of operations

	For the year ended December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$498,155	$295,009	$(19,841)	$773,323
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	446,294	246,453	(20,152)	672,595
Selling, general, and administrative expense	38	46,798	23,857	—	70,693
Depreciation and amortization expense	—	11,378	8,758	—	20,136

Total operating expenses	38	504,470	279,068	(20,152)	763,424

(Loss) income from operations	(38)	(6,315)	15,941	311	9,899
Other income (expense)—net	—	361	1,086	—	1,447
Loss on prepayment of debt	—	(5,432)	(2,091)	—	(7,523)
Interest expense—net	—	(32,758)	(14,327)	—	(47,085)
Equity in (losses) earnings of subsidiaries	(20,851)	(972)	—	21,823	—

	(20,889)	(45,116)	609	22,134	(43,262)
Income tax (benefit) expense	—	(17,591)	(4,782)	—	(22,373)

Net (loss) income	(20,889)	(27,525)	5,391	22,134	(20,889)
Preferred dividend requirement	—	—	—	—	—

Net (loss) income applicable to common partnership interests	$(20,889)	$(27,525)	$5,391	$22,134	$(20,889)

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	For the year ended December 31, 2008
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$832,733	$452,006	$(19,124)	$1,265,615
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	655,012	361,741	(18,813)	997,940
Selling, general, and administrative expense	71	59,359	31,393	—	90,823
Depreciation and amortization expense	—	12,206	10,353	—	22,559

Total operating expenses	71	726,577	403,487	(18,813)	1,111,322

(Loss) income from operations	(71)	106,156	48,519	(311)	154,293
Other income (expense)—net	—	1,552	(2,454)	—	(902)
Loss on prepayment of debt	—	—	—	—	—
Interest expense—net	—	(32,153)	(12,887)	—	(45,040)
Equity in earnings (losses) of subsidiaries	73,298	843	—	(74,141)	—

Income (loss) before income tax expense	73,227	76,398	33,178	(74,452)	108,351
Income tax expense	—	27,064	8,060	—	35,124

Net income (loss)	73,227	49,334	25,118	(74,452)	73,227
Preferred dividend requirement	—	—	—	—	—

Net income (loss) applicable to common partnership interests	$73,227	$49,334	$25,118	$(74,452)	$73,227

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	For the year ended December 31, 2007
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$544,805	$380,732	$(7,880)	$917,657
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	455,809	300,793	(7,880)	748,722
Selling, general, and administrative expense	587	43,931	23,792	—	68,310
Depreciation and amortization expense	—	11,458	11,112	—	22,570

Total operating expenses	587	511,198	335,697	(7,880)	839,602

Income (loss) from operations	(587)	33,607	45,035	—	78,055
Other income (expense)—net	—	60	3,116	—	3,176
Loss on prepayment of debt	—	(17,274)	(14,111)	—	(31,385)
Interest expense—net	—	(29,772)	(18,529)	—	(48,301)
Equity in earnings (losses) of subsidiaries	1,846	1,970	—	(3,816)	—

Income (loss) before income tax (benefit) expense	1,259	(11,409)	15,511	(3,816)	1,545
Income tax (benefit) expense	—	(2,870)	1,500	—	(1,370)

Net income (loss)	1,259	(8,539)	14,011	(3,816)	2,915
Preferred dividend requirement	—	—	(1,656)	—	(1,656)

Net income (loss) applicable to common partnership interests	$1,259	$(8,539)	$12,355	$(3,816)	$1,259

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Condensed consolidating statement of cash flows

	For the year ended December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash (used in) provided by operating activities	$(50)	$45,687	$46,233	$—	$91,870

Cash flows from investing activities:
Issuance of note receivable—affiliated	—	(100,855)	—	100,855	—
Purchase of PetroSteel business—net of cash acquired	—	(4,000)	—	—	(4,000)
Purchases of plant, property, and equipment	—	(2,300)	(1,840)	—	(4,140)
Proceeds from the sale of property, plant, and equipment	—	28	148	—	176

Net cash (used in) provided by investing activities	—	(107,127)	(1,692)	100,855	(7,964)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	460,624	—	—	460,624
Deferred financing costs and financing advisory fees paid	—	(13,311)	—	—	(13,311)
Principal payments on notes payable and long term debt, including prepayment fees	—	(350,800)	(143,116)	—	(493,916)
Proceeds from ABL facility	—	165,194	22,538	—	187,732
Payments to ABL facility	—	(166,981)	(25,044)	—	(192,025)
Proceeds from note payable—affiliated	—	—	100,855	(100,855)	—
Decrease in managed bank overdraft and short-term loans	—	(2,642)	(6,334)	—	(8,976)

Net cash used in financing activities	—	92,084	(51,101)	(100,855)	(59,872)
Effects of foreign exchange rate changes on cash	—	(482)	473	—	(9)

Net (decrease) increase in cash and cash equivalents	(50)	30,162	(6,087)	—	24,025
Cash and cash equivalents, beginning of year	50	(302)	41,960	—	41,708

Cash and cash equivalents, end of year	$—	$29,860	$35,873	$—	$65,733

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	For the year ended December 31, 2008
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by operating activities	$—	$47,692	$6,142	$—	$53,834

Cash flows from investing activities:
Purchase of PetroSteel business—net of cash acquired	—	(4,000)	—	—	(4.000)
Purchases of plant, property, and equipment	—	(5,342)	(3,098)	—	(8,440)
Proceeds from the sale of property, plant, and equipment	—	—	119	—	119

Net cash used in investing activities	—	(9,342)	(2,979)	—	(12,321)

Cash flows from financing activities:
Deferred financing costs and financing advisory fees paid	—	(264)	(185)	—	(449)
Principal payments on notes payable and long term debt, including prepayment fees	—	(2,800)	(1,747)	—	(4,547)
Proceeds from ABL facility	—	303,025	5,868	—	308,893
Payments to ABL facility	—	(344,832)	(10,508)	—	(355,340)
Decrease in managed bank overdraft and short-term loans	—	3,560	5,521	—	9,081

Net cash used in financing activities	—	(41,311)	(1,051)	—	(42,362)
Effects of foreign exchange rate changes on cash	—	438	(6,338)	—	(5,900)

Net decrease in cash and cash equivalents	—	(2,523)	(4,226)	—	(6,749)
Cash and cash equivalents, beginning of year	50	2,221	46,186	—	48,457

Cash and cash equivalents, end of year	$50	$(302)	$41,960	$—	$41,708

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	For the year ended December 31, 2007
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$2,006	$(47,357)	$36,851	$—	$(8,500)

Cash flows from investing activities:
(Increase) decrease in other non-operating assets	(155,100)	—	—	155,100	—
Purchase of PetroSteel business—net of cash acquired	—	(24,718)	—	—	(24,718)
Purchase of Equipment Valve & Supply—net of cash acquired	—	(6,051)	—	—	(6,051)
Purchases of plant, property, and equipment	—	(4,740)	(789)	—	(5,529)
Proceeds from the sale of property, plant, and equipment	—	31	52	—	83

Net cash (used in) provided by investing activities	(155,100)	(35,478)	(737)	155,100	(36,215)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	355,000	145,000	—	500,000
Proceeds from issuance of common units	155,100	—	—	—	155,100
Deferred financing costs and financing advisory fees paid	(2,006)	(10,013)	(5,762)	—	(17,781)
Principal payments on notes payable and long term debt, including prepayment fees	—	(147,613)	(134,948)	—	(282,561)
Proceeds from ABL facility	—	246,723	10,215	—	256,938
Payments to ABL facility	—	(203,129)	(2,962)	—	(206,091)
Distributions to limited partners	—	(167,940)	(159,147)	—	(327,087)
Capital contribution by parent	—	10,000	145,100	(155,100)	—
Decrease in managed bank overdraft and short-term loans	—	—	(1,093)	—	(1,093)

Net cash (used in) provided by financing activities	153,094	83,028	(3,595)	(155,100)	77,427
Effects of foreign exchange rate changes on cash	—	80	(193)	—	(113)

Net (decrease) increase in cash and cash equivalents	—	273	32,326	—	32,599
Cash and cash equivalents, beginning of year	50	1,948	13,860	—	15,858

Cash and cash equivalents, end of period	$50	$2,221	$46,186	$—	$48,457

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated balance sheet

As of March 31, 2010

(In thousands)

March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$101,148
Accounts receivable—net of allowance for doubtful accounts of $1,939	90,112
Inventory	146,035
Income tax receivable	25,899
Prepaid expenses and other current assets	6,061
Deferred tax asset—net	2,835

Total current assets	372,090

PROPERTY, PLANT, AND EQUIPMENT—Net	43,479
GOODWILL	81,418
OTHER INTANGIBLE ASSETS	51,698
OTHER ASSETS	190
DEFERRED TAX ASSET—Net	21
DEFERRED FINANCING COSTS	14,620

TOTAL	$563,516

(Continued)

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated balance sheet

As of March 31, 2010

(In thousands)

March 31, 2010
LIABILITIES AND PARTNERS’ DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts and short-term loans	$2
Accounts payable	76,998
Accrued expenses and other current liabilities	13,037
Income tax payable	1,944
Deferred revenue	1,681
Accrued interest payable	15,572
Deferred tax liability—net	—
Current portion of capital lease	291
Current portion of long-term debt	5,003

Total current liabilities	114,528

DEFERRED TAX LIABILITY—Net	12,940
OTHER LONG-TERM LIABILITIES	471
CAPITAL LEASE	16,502
LONG-TERM DEBT	460,794

Total liabilities	605,235

COMMITMENTS AND CONTINGENCIES
PARTNERS’ DEFICIT:
General partner	1
Limited partners	(41,720)

Total partners’ deficit	(41,719)

TOTAL	$563,516

(Concluded)

See notes to unaudited consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated statements of operations

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
SALES	$144,490	$235,225
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	122,606	187,145
Selling, general, and administrative expense	16,124	18,858
Depreciation and amortization expense	5,025	4,850

Total operating expenses	143,755	210,853

INCOME FROM OPERATIONS	735	24,372
OTHER INCOME (EXPENSE):
Other (expense) income—net	(57)	453
Interest expense—net	(16,072)	(9,979)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(15,394)	14,846
INCOME TAX (BENEFIT) EXPENSE	(8,429)	5,041

NET (LOSS) INCOME	$(6,965)	$9,805

See notes to unaudited consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated statements of partners’ (deficit) capital and comprehensive income (loss)

For the three months ended March 31, 2010 and 2009 (continued)

(In thousands, except unit data)

	Number of units
	Common general partnership interests	Common limited partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total
BALANCE—January 1, 2009	1	209,798	$10,514	$(47,053)	$(36,539)
Net income	—	—	9,805	—	9,805
Other comprehensive income (loss)—
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	—	177	177
Unrealized gains on interest rate derivatives—net of tax	—	—	—	2,117	2,117
Foreign translation adjustments—net of tax	—	—	—	(1,519)	(1,519)

Comprehensive income	—	—	—	—	10,580
Amortization of restricted common units	—	—	290	—	290
Amortization of unit options	—	—	253	—	253

BALANCE—March 31, 2009	1	209,798	$20,862	$(46,278)	$(25,416)

BALANCE—January 1, 2010	1	209,598	$(8,310)	$(21,469)	$(29,779)
Net loss	—	—	(6,965)	—	(6,965)
Other comprehensive income (loss)—
Foreign translation adjustments—net of tax	—	—	—	(5,505)	(5,505)

Comprehensive loss	—	—	—	—	(12,470)
Amortization of restricted common units	—	—	281	—	281
Amortization of unit options	—	—	249	—	249

BALANCE—March 31, 2010	1	209,598	$(14,745)	$(26,974)	$(41,719)

See notes to unaudited consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated statements of cash flows

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(6,965)	$9,805
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,025	4,850
Amortization of deferred financing costs	889	603
Accretion of discount on long-term debt	156	—
Noncash accrual of interest on note payable	92	85
Unit-based compensation expense	530	543
Provision for doubtful accounts	(140)	66
Provision for inventory allowances and writedowns	622	2,157
Deferred income tax expense (benefit)	357	(692)
(Gain) loss on foreign currency transactions	(237)	954
Loss on derivative instruments	126	528
Gain on sale of property, plant, and equipment	(168)	(8)
Changes in assets and liabilities:
Decrease in accounts receivable	14,997	22,888
Decrease (increase) in inventory	7,107	(30,700)
(Increase) decrease in income tax receivable	(4,037)	590
Decrease (increase) in prepaid expenses and other current assets	3,992	(1,022)
Increase (decrease) in accounts payable	14,898	(32,960)
Decrease in accrued expenses and other current liabilities and deferred revenue	(615)	(11,872)
Decrease in income tax payable	(298)	(20,203)
Decrease in other	(567)	(45)

Net cash provided by (used in) operating activities	35,764	(54,433)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(854)	(280)
Proceeds from the sale of property, plant, and equipment	197	46

Net cash used in investing activities	(657)	(234)

(Continued)

Edgen Murray II, L.P. and subsidiaries

Unaudited consolidated statements of cash flows

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs and financing advisory fees paid	(374)	—
Principal payments on notes payable and long-term debt	(241)	(1,126)
Proceeds from Asset Based Loan (“ABL”) Facility	265	115,426
Payments to ABL Facility	(265)	(71,555)
Decrease in managed cash overdraft and short-term loans	(204)	(9,007)

Net cash (used in) provided by financing activities	(819)	33,738
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	1,127	(1,109)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,415	(22,038)
CASH AND CASH EQUIVALENTS—Beginning of year	65,733	41,708

CASH AND CASH EQUIVALENTS—End of year	$101,148	$19,670

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid and received for:
Interest	$1,858	$9,294

Income taxes	$4,123	$24,217

Income tax refunds	$4,969	$128

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$1,542	$381

(Concluded)

See notes to unaudited consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Description of Operations—Edgen Murray II, L.P. (“EM II LP”) through its subsidiaries, has operations in North and South America, the United Kingdom (“U.K.”), Singapore and the United Arab Emirates (“UAE”), and sales representative offices in Perth, Australia; Rio de Janeiro, Brazil; Shanghai, China; Haryana, India; and Jakarta, Indonesia. The Company is headquartered in Baton Rouge, Louisiana. References to the “Company” include EM II LP and its subsidiaries.

The Company is a leading global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. The Company’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. The Company’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Organization —EM II LP is a Delaware limited partnership formed on April 3, 2007, by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”), to acquire the common shares of the operating subsidiaries of Edgen/Murray, L.P., the Company’s predecessor, which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of Edgen Murray Corporation (“EMC”) management. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction”.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The organizational chart of Edgen Murray II, L.P. and its subsidiaries as of March 31, 2010, is as follows:

History—The recent history of the Company is as follows:

November 5, 2009—Edgen Murray do Brasil Limitada, EM BZ I, LLC, and EM BZ II, LLC, were formed by the Company and expects to commence operations in 2010.

December 14, 2009—EMGH Limited (“EMGH”) was incorporated by EM II LP to serve as a new United Kingdom domiciled holding company for our non-North American subsidiaries. EM II LP subsequently transferred 100% of the interest held in Edgen Murray Cayman Corporation to EMGH in exchange for an additional allotment of shares in EMGH. After the transaction, EMGH owned our non-North American subsidiaries as a direct subsidiary of EM II LP.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

December 23, 2009—EMC issued $465,000 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. Total proceeds from the issuance of $460,624, plus $44,435 of cash on hand, were used to repay in full our First and Second Lien Term loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EM II LP and its wholly owned subsidiaries (see organizational chart above). In our opinion, the consolidated financial statements include all adjustments, all of which are of a normal, recurring nature, necessary for a fair presentation of the results for the interim periods.

At the Recapitalization Transaction date, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of Jefferies Capital Partners (“JCP”). In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital and comprehensive income (loss). All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, two to 10 years for equipment and computers, and 10 to 50 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future finance lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the purchase price the Company paid to acquire a company in excess of the estimated fair value of tangible assets and identifiable intangible assets acquired, minus the fair market value of liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, and 1 to 6 years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually for impairment in the first quarter or more frequently if circumstances dictate, by comparing the carrying amounts to the fair value of the individual assets. No goodwill, tradenames or trademark impairment was identified during 2010 or 2009.

Impairment of long-lived assets—The Company assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

to the statements of operations as interest expense during the three months ended March 31, 2010 and 2009 were $889 and $603, respectively.

Income taxes—Under Income Taxes Topic, ASC 740, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company has no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition—Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under Stock Compensation Topic, ASC 718. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Foreign currency—The Company’s non-U.S. subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of partners’ (deficit) capital and comprehensive income (loss) in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction gain of $237 and loss of $954 are included in the consolidated statements of operations for the three months ended March 31, 2010 and 2009, respectively.

Derivative financial instruments—The Company has entered into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, ASC 815. ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 13 and 14 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income—ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The Company adopted this guidance in January 2010, and adoption did not have a material impact on the Company’s consolidated financial statements. The portion of guidance relating to disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation are not effective until fiscal years beginning after December 15, 2010. The Company does not expect that the portion of this guidance not yet adopted will have a material impact on the Company’s consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

2. Property, plant, and equipment

Property, plant, and equipment at March 31, 2010 consisted of the following:

March 31, 2010
Land and land improvements	$15,075
Building	26,281
Equipment and computers	28,185
Leasehold improvements	4,802
Work in progress	280

74,621
Less accumulated depreciation	(31,144)

Property, plant, and equipment—net	$43,479

Substantially all of the Company’s U.S. property, plant, and equipment serves as collateral for the Company’s long-term debt (see Note 5). Depreciation expense for the three months ended March 31, 2010 and 2009 was $1,165, and $1,149, respectively.

3. Intangible assets

Intangible assets at March 31, 2010 consisted of the following:

	Gross carrying value	Accumulated amortization	Net carrying value
	March 31, 2010	March 31, 2010	March 31, 2010
Customer relationships	$80,820	$51,730	$29,090
Non-competition agreements	22,011	10,656	11,355
Tradenames	11,241	—	11,241
Trademarks	14	—	14

	$114,086	$62,386	$51,698

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our non-U.S. subsidiaries fluctuates from period to period due to changes in foreign currency exchange rates.

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. The gross carrying value of intangible assets decreased approximately $3,579 and $707 for the three months ended March 31, 2010 and 2009, respectively, due to the effect of foreign currency translation. Amortization expense was $3,860, and $3,701 for the three months ended March 31, 2010 and 2009, respectively.

The following table presents scheduled amortization expense for the next five years:

2010	$15,656
2011	15,061
2012	8,622
2013	897
2014	208

The weighted-average remaining amortization period for customer relationships was three years and four years at March 31, 2010 and 2009, respectively. The weighted-average remaining amortization period for noncompetition agreements was three years and four years at March 31, 2010 and 2009, respectively.

4. Goodwill

Under Intangibles—Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the Company’s reporting units were tested for impairment on January 1, 2010 and 2009, by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter. Based on the impairment test, the Company recognized no impairment charge in 2010 and 2009.

The following table reflects changes to goodwill during the three months ended March 31, 2010:

Balance—January 1, 2010	$83,280
Foreign currency translation	(1,862)

Balance—March 31, 2010	$81,418

As a result of earn-out provisions included in the terms of the PetroSteel purchase agreement, the Company may incur one additional purchase price adjustment of up to $4,000. Any future payments will be recorded to goodwill.

See Note 12 for a description of goodwill and other intangible assets by reportable segment.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

5. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following:

March 31, 2010
$465,000 12.25% EMC Senior Secured Notes, net of discount of $4,206 at March 31, 2010, secured by a lien on the principal U.S. assets of EMC and EM II LP, including 65% of the voting stock of EM II LP’s non-U.S. subsidiaries; due January 15, 2015	$460,794
$175,000 ABL Facility, interest accrues at a rate of 4% to 5%; due May 11, 2012	—
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, with payment due May 11, 2010	4,998
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	5

Total	465,797
Less current portion	(5,003)

Long-term debt	$460,794

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% EMC Senior Secured Notes with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; or

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

In addition, at any time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions where the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit the Company’s discretion in the operation of its business. The indenture, among other things, restricts: (i) our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of our business, and enter into certain transactions with affiliates; (ii) our ability to pay dividends or make certain other restricted payments; and (iii) our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. As of March 31, 2010, EMC is EM II LP’s only U.S. subsidiary, and therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures our ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to our ABL Facility to the extent of the value of such assets.

ABL Facility—On May 11, 2007, the Company entered into the ABL Facility between JPMorgan Chase Bank, N.A. and EMC, Edgen Murray Canada Inc. (“EM Canada”), and EM Europe, jointly. In August 2008, the Company exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000, until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As of March 31, 2010, the Company was in compliance with the financial, affirmative and negative covenants required by the ABL Facility, and the Company’s availability requirements exceeded the thresholds described above.

As of March 31, 2010, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $20,269 including a letter of credit issued to HSBC in the amount of $5,000, which supports the local credit facility of EM FZE. As of March 31, 2010, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of our Borrowing Base on that date):

	EMC	EM Canada	EM Europe	EM Pte	Total
Total Availability	$66,711	$2,258	$15,928	$10,000	$94,897
Less utilization	13,227	37	1,629	6,541	21,434

Net availability	$53,484	$2,221	$14,299	$3,459	$73,463

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. As of March 31, 2010, EM FZE had the ability to borrow up to $5,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing Dubai Interbank Offered Rate, plus a margin of 1.5%. As of March 31, 2010, there was approximately $1,428 in letters of credit issued under the local facility.

First and Second Lien Credit Agreements—On May 11, 2007, in addition to the ABL Facility, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”), in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP and EMC and its U.S. subsidiaries, all investment property, general intangibles and cash deposit accounts; (b) a security interest in 100% of the capital stock of EM II LP and EMC and its U.S. subsidiaries and 65% of the capital stock of EMC first tier non-U.S. subsidiaries; and (c) a security interest in all other tangible and intangible assets of EM II LP and EMC and its U.S. subsidiaries. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries, investment property, general intangibles and cash deposit accounts, (b) a security interest in 100.0% of the capital stock of EM Europe and its subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, which secured the $500,000 Term Loans and related guarantees, was contractually subordinated to the liens securing the ABL Facility and related guarantees.

The First Lien Term Loan required quarterly principal payments of 0.25% of the original $425,000 principal amount beginning August 11, 2007. No principal payments were required under the $75,000 Second Lien Term Loan.

The Term Loan Agreements contained other affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, required net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provided for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As a result, these agreements restricted substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibited the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of our partners’ (deficit) capital was restricted by these agreements.

On December 23, 2009, with the proceeds from issuance of the EMC Senior Secured Notes, plus cash on hand, the Company fully repaid the outstanding balance on the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, the Company entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel; principal and interest are due in May 2010. Interest accrues at a rate of 8% per annum compounded annually. As of March 31, 2010, accrued interest on the note payable was $998.

Third party guarantees—In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of their subsidiaries.

For guarantees with commitments outstanding at March 31, 2010, the maximum potential amount of future payments (undiscounted) within one year for non-performance totaled $7,789; no commitments for non-performance guarantees extended beyond one year.

As of March 31, 2010, the Company had bank guarantees of $950, which have been cash collateralized and is included in prepaid expenses and other assets on the consolidated balance sheet.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long-term debt for the years after March 31, 2010, are as follows:

2010	$5,003
2011	—
2012	—
2013	—
2014	—
Later years	460,794

Total	$465,797

6. Capital lease

On December 16, 2005, EM Europe (formerly Murray International Metals limited (“MIM U.K.”)) sold land, an office building, and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of 10 years each, unless canceled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires EM Europe to pay customary operating and repair expenses.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The carrying value of the leased fixed assets at March 31, 2010, net of accumulated depreciation of $3,052, is $14,192, and is included within property, plant, and equipment on the balance sheet. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at March 31, 2010 are as follows:

Years ending December 31
2010	$1,816
2011	1,816
2012	1,816
2013	1,816
2014	1,816
Later years	26,860

Total minimum lease payments	35,938
Less amount representing interest	(19,145)

Present value of minimum lease payments	$16,793

At March 31, 2010, the Company has recorded current obligations under the finance lease of $291 and non-current obligations under the finance lease of $16,502. Depreciation expense for the three months ended March 31 2010 and 2009 was $183, and $169, respectively.

7. Partners’ (deficit) capital

On May 11, 2007, in the Recapitalization Transaction, Fund IV, certain financial institutional investors, and existing management, through subsidiaries of EM II LP, acquired the shares of Edgen/Murray, L.P.’s two direct subsidiaries, EMC and PAL, from its existing partners. In this transaction, Edgen/Murray, L.P. distributed all of the shares of EMC and PAL, to its partners. Following the distribution, the partners then sold a portion of the distributed shares to subsidiaries of EM II LP for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of management, to EM II LP in exchange for common limited partnership units of EM II LP. Concurrently, EM II LP also issued common limited partnership units to new investors for $1,000 per unit in cash. The same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP.

The Recapitalization Transaction has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital and comprehensive income (loss). Capital contributions from third-party financial institutional investors and new management participants have been recorded at fair value as of the transaction date.

Common partnership units—A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner of EM II LP (the “General

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Partner”) participates in the net assets and results of operations of EM II LP based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited partners of EM II LP participate as well. For the General Partner, this ratio was less than 1% at March 31, 2010. Under the EM II LP Partnership Agreement, the General Partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units.

Restricted common units—Effective May 11, 2007, Edgen/Murray, L.P.’s equity incentive plan was canceled, and all outstanding awards were exchanged for awards issued under the Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) with substantially equivalent terms. At the date of the exchange, in addition to time-based restricted common limited partnership units, the Company had 156,069 outstanding restricted performance-based common limited partnership units which were exchanged for restricted time-based common limited partnership units. The exchange of these performance-based common limited partnership units did not result in a revaluation of the units because management concluded that the performance-based restricted common limited partnership units were probable to vest as the Company’s operating performance since 2005 had exceeded the required performance thresholds. As of March 31, 2010, all outstanding restricted common limited partnership units are time-based vesting awards. The EM II LP Incentive Plan authorizes the granting of awards to employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement. In connection with the Recapitalization Transaction, the Company granted 1,733 restricted common limited partnership units with a fair value of $1,733 to certain employees. The fair value of restricted units was based on consideration paid by unrelated third parties in connection with the Recapitalization Transaction. The amount paid in an arm’s length transaction by the new co-investors ($1,000 per unit) is the most recent evidence of the fair value of a common unit on a stand-alone basis.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the General Partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit options—In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. In October 2007, the Company granted 11,050 unit options with an exercise price of $1,000, the estimated fair value of one common limited partnership unit at the grant date. The fair value of the unit option was calculated to be $487.84 per unit using the Black-Scholes pricing model. For the three months ended March 31, 2010 and 2009, the consolidated statements of operations reflect $249 and $253, respectively, of unit-based compensation expense related to EM II LP unit options issued in October 2007.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company, which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

8. Equity-based compensation

The Company has plans under which non-vested common limited partnership units and options to purchase the Company’s common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the three months ended March 31, 2010 and 2009:

	2010	2009
Unit-based compensation expense by type:
Unit options	$249	$253
Restricted common units	281	290

Total unit-based compensation expense	530	543
Tax benefit recognized	—	—

Unit-based compensation expense—net of tax	$530	$543

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit options—Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each option granted during 2007 was $1,000. There were no options granted during the three months ended March 31, 2010 and 2009. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

Weighted average black-scholes assumptions
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit option activity—A summary of unit option activity during the three months ended March 31, 2010 is as follows:

	Number of options	Weighted- average exercise price
Outstanding—January 1, 2010	10,140	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	—	1,000

Outstanding—March 31, 2010	10,140	$1,000

Exercisable—March 31, 2010	4,170	$1,000

The outstanding unit options are scheduled to and expected to vest over five years on a pro rata basis beginning in October 2008 through October 2012. As of March 31, 2010, there was $2,575 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 1.94 years.

The information relating to the Company’s unit options outstanding at March 31, 2010, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted- average exercise price	Weighted- average remaining years	Number exercisable	Weighted- average exercise price
$1,000	10,140	$1,000	1.94	4,170	$1,000

Restricted common units—Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

As of March 31, 2010, all outstanding restricted common units were time-based vesting awards which are expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to Company employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table summarizes restricted common unit activity for the periods shown:

Outstanding at January 1, 2009	13,351
Vested	(5,112)
Granted	—
Canceled	—

Outstanding at March 31, 2009	8,239

Outstanding at January 1, 2010	7,491
Vested	(4,922)
Granted	—
Canceled	—

Outstanding at March 31, 2010	2,569

The weighted-average fair value of all restricted common units vested for the three months ended March 31, 2010 and 2009 was $1,000.

The Company’s valuation methodology for determining the fair value of restricted equity granted in 2007 of $1,000 is based on a market approach that calculates an enterprise value using LTM EBITDA and applies a trailing revenue multiple representative of actual multiples in recent transactions of guideline companies. The enterprise value is then reduced for interest-bearing debt and other liabilities, any preferred equity and excess cash to derive a common equity value which is then divided by the number of common equity units outstanding as of the valuation date. The Company also considers the amount paid contemporaneously by third parties for the same class of equity interests.

As of March 31, 2010, there was $547 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.38 years.

9. Income taxes

EM II LP is a U.S. limited partnership and is not directly subject to U.S. income taxes; however, its subsidiaries operate as corporations or similar entity structures in various tax jurisdictions throughout the world. Accordingly, current and deferred corporate income taxes have been provided for in the consolidated financial statements of EM II LP.

The income tax benefit rate of 55% for the three months ended March 31, 2010 reflects the pre-tax loss from operations at the Company’s annual effective tax rate which is caused by operating losses in higher income tax jurisdictions but is partially offset by taxable income in lower or no income tax jurisdictions. For the three months ended March 31, 2009, the income tax expense reflects the taxable income generated from operations in all tax jurisdictions at an annual effective tax rate of approximately 34%.

10. Commitments and contingencies

Operating leases—Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to six years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $965 and $920 for the three months ended March 31, 2010 and 2009, respectively.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Employment agreements—In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings—The Company is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

11. Concentration of risks

For the three months ended March 31, 2010 and 2009, the Company’s 10 largest customers represented approximately 39%, and 19%, respectively, of the Company’s sales, and no one customer accounted for more than 6%. In addition, approximately 69%, and 57% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the three months ended March 31, 2010 and 2009, respectively.

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. During the three months ended March 31, 2010 and 2009, the Company’s 10 largest vendors accounted for approximately 48%, and 46%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 9%, and 6%, respectively, of the Company’s purchases for these periods.

12. Segment and geographic area information

The Company has four reportable segments (Americas, U.K., Singapore and UAE) based upon the operating results reviewed by the chief operating decision maker, which are primarily determined based upon the geographic locations of the Company’s operations. Within each geographical location, our operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments.

The Americas segment distributes specialty steel pipe, pipe components, high-grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical, power generation, and oil and gas industries. The Americas reporting unit also distributes valves and actuation packages. The Americas segment is headquartered in Houston, Texas, and markets products to customers primarily in the United States, Canada, and Latin America.

Similar to the Americas segment, the U.K., Singapore and UAE segments are distributors of high-grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The U.K. segment headquartered in Newbridge, Scotland, markets products to customers primarily in Europe, the Caspian Sea region and West Africa. The Singapore segment headquartered in Singapore and supported by sales offices in Perth, Australia, Shanghai, China and Jakarta, Indonesia, markets products to customers primarily in the Asia Pacific region. The UAE segment headquartered in Dubai, United Arab Emirates, markets products to customers primarily in the Middle East region and South Asia.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

A local management team manages each reportable segment independently, with oversight from executive management in Baton Rouge, Louisiana, Houston, Texas and Newbridge, Scotland. Effective January 1, 2008, the Company’s executive management began managing its operations based on a Western Hemisphere (Americas segment) and Eastern Hemisphere (U.K., Singapore and UAE segments) designation.

In addition, certain expenses of EM II LP., other non-trading expenses, and certain assets and liabilities, such as intangible assets, are not allocated to the segments, but are included in General Company expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table presents the financial information for each reportable segment:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Sales:
Americas	$88,204	$159,361
U.K.	28,440	36,410
Singapore	26,573	43,032
UAE	3,380	7,202
Eliminations	(2,107)	(10,780)

	$144,490	$235,225

Intersegment sales:
Americas	$852	$7,836
U.K.	1,119	1,721
Singapore	—	330
UAE	136	893

	$2,107	$10,780

Operating income (loss):
Americas	$(1,132)	$19,776
U.K.	3,882	7,043
Singapore	2,623	3,661
UAE	(608)	(1,640)
General Company	(4,030)	(4,468)

	$735	$24,372

Capital expenditures:
Americas	$74	$472
U.K.	49	38
Singapore	2,015	137
UAE	251	14
General Company	—	—

	$2,389	$661

Depreciation and amortization:
Americas	$2,864	$2,862
U.K.	235	45
Singapore	76	75
UAE	71	83
General company	1,779	1,785

	$5,025	$4,850

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
United States	$84,901	$148,809
Canada	2,451	2,716
U.K.	27,321	34,689
Singapore	26,573	42,702
UAE	3,244	6,309

	$144,490	$235,225

March 31, 2010
Total assets:
United States	$316,406
Canada	6,888
U.K.	88,571
Singapore	62,986
UAE	30,583
General Company	58,082

$563,516

Property, plant, and equipment:
United States	$14,755
Canada	390
U.K.	16,657
Singapore	10,404
UAE	1,273
General Company	—

$43,479

Goodwill and other intangible assets:
United States	$76,388
Canada	1,339
General Company	55,389

$133,116

The Company has not allocated goodwill and other intangibles to the U.K., Singapore and UAE segments but has included goodwill and other intangibles for these segments in general company. For annual goodwill impairment testing, goodwill is allocated to these reporting units based on their relative fair values at December 16, 2005, the acquisition date.

13. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of the Company are

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the chief financial officer, the treasurer and respective local accounting management for all Company locations. Following evaluation of those positions, the Company enters into derivative financial instruments to manage certain exposures.

Currency exchange rate risk—The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital and comprehensive income (loss). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. The Company does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At March 31, 2010, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income. The fair value of foreign currency exchange contracts outstanding at March 31, 2010 was a liability of $174, included in other current liabilities on the consolidated balance sheet. At March 31, 2010, the total notional amount of outstanding foreign currency exchange contracts was $8,305.

At March 31, 2010, the cumulative effect of currency translation adjustments was a loss of $26,974 and is included within partners’ deficit on the consolidated balance sheet.

Interest rate risk—Following the December 23, 2009 offering of the EMC Senior Secured Notes and repayment of the Term Loans, the Company’s variable interest rate risk was limited to our ABL Facility cash borrowings. As of March 31, 2010, there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

to the floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. The Company entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, the Company paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, the Company entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75,000 interest rate swap pays a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.25% at March 31, 2010 on the same notional amount. The $100,000 interest rate collar incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At March 31, 2010, the Company was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.25% on the same notional amount.

In accordance with the Second Lien Term Loan, the Company also entered into an interest rate swap that converts an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at, 0.25% as of March 31, 2010, on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the lives of the interest swaps. The floating rate payments are reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, the Company concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815. The interest rate swaps and collar were considered substantially effective for the three months ended March 31, 2009 and gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss). Upon the extinguishment of the Term Loans, the interest rate derivatives were no longer considered effective and were recognized in earnings. For the three months ended March 31, 2010, a net loss of $126 has been recognized as a component of other income in the consolidated statements of operations related to ineffective interest rate derivatives.

A net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts is the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that have been deemed effective, the settlement is recognized as a component of interest expense in the consolidated statements of operations.

As of March 31, 2010, the interest rate derivatives were liabilities of $4,342, and are included in accrued expenses and other current liabilities on the consolidated balance sheet.

Credit risk—The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the three months ended March 31, 2010:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income		Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2010	2009		2010	2009		2010	2009
Forward contracts	$—	$(1,755)	Cost of sales	$—	$(1,153)	SG&A	$—	$(482)
			SG&A	—	(410)
Interest rate swaps and collar	—	189	Interest expense	—	1,928	SG&A	—	—

Total	$—	$(1,566)		$—	$365		$—	$(482)

Non-designated derivative instruments	Location of (gain) or loss recognized in income	Gain or (loss) in income
		2010	2009
Forward contracts	SG&A	$15	$(50)
Interest rate swaps and collar	Other income (expense)	(126)	—

14. Fair value

The Company follows the provisions of Fair Value Measurements and Disclosures, ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2—

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3—Unobservable inputs for the asset or liability

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2010 are as follows:

	As of March 31, 2010
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Assets:
Short-term cash investments	$1,348	$—
Liabilities:
Foreign currency exchange contracts(1)	—	174
Interest rate swaps and collar(2)	—	4,342

(1)	As a result of its global operating and financing activities, the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect its operating results and financial position. When deemed appropriate, the Company minimizes its risks from foreign currency exchange rate fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The forward foreign currency exchange contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.
(2)	In accordance with the Term Loans, the Company partially hedges its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The interest rate swaps and collars are valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

The comparison of carrying value and fair value of the Company’s financial instruments is presented below:

	March 31, 2010
	Carrying value	Fair value
EMC Senior Secured Notes	$460,794	$431,418
Cash at bank and in hand	101,148	101,148
Accounts receivable	90,112	90,112
Accounts payable	76,998	76,998

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes and the Term Loans, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

15. Related-party transactions

During the three months ended March 31, 2010 and 2009, the Company made payments to JCP of $44 and $16, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP.

In connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the three months ended March 31, 2010 and 2009, the Company had sales to that Company customer of $4,243 and $4,662, respectively, in the normal course of business. As of March 31, 2010, the Company has $4,111 of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets.

16. Subsequent event

The Company evaluated for subsequent events through the date these financial statements were issued on May 19, 2010 and concluded that there were no significant subsequent events requiring recognition or disclosure.

17. Condensed Consolidating Financial Information

In connection with the issuance of the EMC Senior Secured Notes by EMC, a 100%-owned U.S. subsidiary of EM II LP (“Issuer” in the tables below which excludes EMC’s non-U.S. subsidiary, EM Canada), EM II LP (“Parent” in the tables below) issued a full and unconditional guarantee of the EMC Senior Secured Notes. EMC is EM II LP’s only U.S. subsidiary. EM II LP’s non-U.S. subsidiaries, including EMGH Limited and its subsidiaries, and EMC’s non-U.S. subsidiary, EM Canada, have not issued guarantees for the EMC Senior Secured Notes and are referred to as the Non-guarantor subsidiaries in the condensed consolidating financial information presented below.

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following tables present the condensed consolidating financial information for Parent, Issuer and the Non-guarantor subsidiaries as of March 31, 2010, and for the three months ended March 31, 2010 and 2009. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

Condensed consolidating balance sheet

	As of March 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
ASSETS
Cash and cash equivalents	$—	$56,109	$45,039	$—	$101,148
Accounts receivable—net	—	39,250	50,862	—	90,112
Intercompany accounts receivable	—	5,661	432	(6,093)	—
Inventory	—	87,963	58,072		146,035
Income tax receivable	—	24,647	1,252	—	25,899
Prepaid expenses and other current assets	—	2,374	3,706	(19)	6,061
Affiliated interest receivable	—	3,378	—	(3,378)	—
Deferred tax asset—net	—	2,797	38	—	2,835

Total current assets	—	222,179	159,401	(9,490)	372,090
Property, plant and equipment, net	—	14,755	28,724	—	43,479
Distributions in excess of earnings and investment in subsidiaries	(39,015)	3,164	—	35,851	—
Goodwill	—	50,539	30,879	—	81,418
Other intangibles assets	—	25,849	25,850	—	51,698
Intercompany long-term notes receivable	—	100,855	—	(100,855)	—
Other assets	—	13,904	927	—	14,831

Total assets	$(39,015)	$431,244	$245,781	$(74,494)	$563,516

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Accounts payable	$—	$29,244	$47,754	$—	$76,998
Intercompany accounts payable	—	289	3,117	(3,406)	—
Other current liabilities	—	31,471	9,060	(3,001)	37,530

Total current liabilities	—	61,004	59,931	(6,407)	114,528
Deferred tax liability	—	6,088	6,852	—	12,940
Other long-term liabilities	2,704	253	217	(2,704)	470
Long-term debt and capital leases	—	460,794	117,716	(101,214)	477,296

Total liabilities	2,704	528,139	184,716	(110,325)	605,235

Total partners’ capital (deficit)	(41,719)	(96,895)	61,065	35,831	(41,719)

Total liabilities and partners’ capital (deficit)	$(39,015)	$431,244	$245,781	$(74,494)	$563,516

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Condensed consolidating statement of operations

	For the three months ended March 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$85,752	$59,681	$(943)	$144,490
Operating Expenses:

Cost of sales (exclusive of depreciation and amortization shown separately below	—	75,378	48,171	(943)	122,606
Selling, general, and administrative expense	9	10,666	5,449	—	16,124
Depreciation and amortization expense	—	2,834	2,191	—	5,025

Total operating expenses	9	88,878	55,811	(943)	143,755

(Loss) income from operations	(9)	(3,126)	3,870	—	735
Other income (expense)—net	—	142	(199)	—	(57)
Interest expense—net	—	(12,320)	(3,752)	—	(16,072)
Equity in (losses) earnings of subsidiaries	(6,956)	90	—	6,866	—

	(6,965)	(15,214)	(81)	6,866	(15,394)
Income tax (benefit) expense	—	(8,390)	(39)	—	(8,429)

Net (loss) income	$(6,965)	$(6,824)	$(42)	$6,866	$(6,965)

	For the three months ended March 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$156,645	$88,150	$(9,570)	$235,225
Operating Expenses:

Cost of sales (exclusive of depreciation and amortization shown separately below	—	123,167	73,631	(9,653)	187,145
Selling, general, and administrative expense	16	12,537	6,987	(682)	18,858
Depreciation and amortization expense	—	2,837	2,013	—	4,850

Total operating expenses	16	138,541	82,631	(10,335)	210,853

(Loss) income from operations	(16)	18,104	5,519	765	24,372
Other income (expense)—net	—	(234)	687	—	453
Interest expense—net	—	(7,061)	(2,918)	—	(9,979)
Equity in earnings (losses) of subsidiaries	9,822	3	—	(9,825)	—

Income (loss) before income tax expense	9,805	10,812	3,288	(9,060)	14,846
Income tax expense	—	4,127	914	—	5,041

Net income (loss)	$9,805	$6,685	$2,374	$(9,060)	$9,805

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Condensed consolidating statement of cash flows

	For the three months ended March 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$—	$27,462	$9,302	$(1,000)	$35,764

Cash flows from investing activities:
Purchases of plant, property, and equipment	—	(75)	(779)	—	(854)
Proceeds from the sale of property, plant, and equipment	—	150	47	—	197

Net cash provided by (used in) investing activities	—	75	(732)	—	(657)

Cash flows from financing activities:
Deferred financing costs and financing advisory fees paid	—	(374)	—	—	(374)
Principal payments on notes payable and long term debt, including prepayment fees	—	—	(1,241)	1,000	(241)
Proceeds from ABL facility	—	265	—	—	265
Payments to ABL facility	—	(265)	—	—	(265)
(Decrease) increase in managed bank overdraft and short-term loans	—	(849)	645	—	(204)

Net cash (used in) provided by financing activities	—	(1,223)	(596)	1,000	(819)
Effects of foreign exchange rate changes on cash	—	(65)	1,192	—	1,127

Net increase in cash and cash equivalents	—	26,249	9,166	—	35,415
Cash and cash equivalents, beginning of year	—	29,860	35,873	—	65,733

Cash and cash equivalents, end of year	$—	$56,109	$45,039	$—	$101,148

Edgen Murray II, L.P. and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

	For the three months ended March 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash used in operating activities	$—	$(26,007)	$(28,426)	$—	$(54,433)
Cash flows from investing activities:
Purchases of plant, property, and equipment	—	(123)	(157)	—	(280)
Proceeds from the sale of property, plant, and equipment	—	11	35	—	46

Net cash used in investing activities	—	(112)	(122)	—	(234)
Cash flows from financing activities:
Principal payments on notes payable and long term debt, including prepayment fees	—	(700)	(426)	—	(1,126)
Proceeds from ABL facility	—	101,049	14,377	—	115,426
Payments to ABL facility	—	(65,016)	(6,539)	—	(71,555)
Decrease in managed bank overdraft and short-term loans	—	(3,197)	(5,810)	—	(9,007)

Net cash provided by financing activities	—	32,136	1,602	—	33,738
Effects of foreign exchange rate changes on cash	—	(468)	(641)	—	(1,109)

Net increase (decrease) in cash and cash equivalents	—	5,548	(27,587)	—	(22,038)
Cash and cash equivalents, beginning of year	50	(302)	41,960	—	41,708

Cash and cash equivalents, end of year	$50	$5,246	$14,373	$—	$19,670

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Edgen Murray Corporation and subsidiaries

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murray Corporation and subsidiaries (the “EMC”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholder’s equity (deficit) and comprehensive income (loss), and cash flows for each of the three-years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the EMC’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. EMC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EMC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EMC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three-years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

New Orleans, Louisiana

April 6, 2010

Edgen Murray Corporation and subsidiaries

Consolidated balance sheets

As of December 31, 2009 and 2008

(In thousands)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,100	$44
Accounts receivable—net of allowance for doubtful accounts of $1,432 and $2,340, respectively	62,173	128,391
Accounts receivable—affiliated	435	1,791
Inventory	98,991	177,726
Income tax receivable	21,546	587
Prepaid expenses and other current assets	7,665	2,917
Deferred tax asset—net	2,833	4,179

Total current assets	223,743	315,635

PROPERTY, PLANT, AND EQUIPMENT—Net	15,858	17,800
GOODWILL	51,834	47,655
OTHER INTANGIBLE ASSETS	27,931	36,260
NOTE RECEIVABLE—AFFILIATED	100,855	—
OTHER ASSETS	2,877	5,877
DEFERRED TAX ASSET—Net	20	69
DEFERRED FINANCING COSTS	14,235	7,888

TOTAL	$437,353	$431,184

(Continued)

Edgen Murray Corporation and subsidiaries

Consolidated balance sheets

As of December 31, 2009 and 2008

(In thousands)

	2009	2008
LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$2	$3,515
Accounts payable	33,244	76,291
Accounts payable—affiliated	—	2,892
Accrued expenses and other current liabilities	15,388	10,626
Income tax payable	111	23,582
Deferred revenue	5,349	7,913
Accrued interest payable	2,234	3,285
Deferred tax liability—net	—	—
Current portion of long-term debt and capital leases	4,916	2,827

Total current liabilities	61,244	130,931

DEFERRED TAX LIABILITY—Net	5,758	4,755
OTHER LONG-TERM LIABILITIES	274	12,364
LONG-TERM DEBT	460,638	355,969

Total liabilities	527,914	504,019

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY (DEFICIT):
Common stock—$.01 par value, 5,000,000 shares authorized; 2,681,564 shares issued and outstanding as of December 31, 2009 and 2008	27	27
Additional paid-in capital	(118,050)	(119,602)
Accumulated comprehensive income (loss)	319	(7,928)
Retained earnings	27,143	54,668

Total shareholder’s deficit	(90,561)	(72,835)

TOTAL	$437,353	$431,184

(Concluded)

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
SALES	$508,044	$859,377	$565,180
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	454,826	675,543	470,751
Selling, general, and administrative expense	48,756	63,240	46,590
Depreciation and amortization expense	11,489	12,326	11,553

Total operating expenses	515,071	751,109	528,894

(LOSS) INCOME FROM OPERATIONS	(7,027)	108,268	36,286
OTHER INCOME (EXPENSE):
Other income (expense)—net	(65)	838	470
Loss on prepayment of debt	(5,432)	—	(17,274)
Interest expense—net	(32,996)	(32,441)	(29,994)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(45,520)	76,665	(10,512)
INCOME TAX (BENEFIT) EXPENSE	(17,995)	27,331	(1,973)

NET (LOSS) INCOME	$(27,525)	$49,334	$(8,539)

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of shareholder’s equity (deficit)

and comprehensive income (loss)

For the years ended December 31, 2009, 2008, and 2007

(In thousands, except unit data)

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
BALANCE—January 1, 2007	$27	$27,920	$133	$13,873	$41,953
Net loss	—	—	—	(8,539)	(8,539)
Comprehensive income (loss):
Unrealized losses on interest rate derivatives—net of tax	—	—	(4,607)	—	(4,607)
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	470	—	470
Foreign translation adjustments—net tax	—	—	465	—	465

Comprehensive loss					(12,211)
Recapitalization transaction:
Capital contribution from parent—cash	—	10,000	—	—	10,000
Distribution to parent	—	(167,940)	—	—	(167,940)
Capital contribution from parent—contribution of Series A preferred stock	—	8,000	—	—	8,000
Amortization of parent restricted common units and unit options	—	867	—	—	867

BALANCE—December 31, 2007	27	(121,153)	(3,539)	5,334	(119,331)
Net income	—	—	—	49,334	49,334
Comprehensive income (loss):
Unrealized losses on interest rate derivatives—net of tax	—	—	(2,926)	—	(2,926)
Unrealized losses on foreign currency exchange contracts—net of tax	—	—	(655)	—	(655)
Foreign translation adjustments—net tax	—	—	(808)	—	(808)

Comprehensive income					44,945
Amortization of parent restricted common units and unit options	—	1,551	—	—	1,551

BALANCE—December 31, 2008	27	(119,602)	(7,928)	54,668	(72,835)
Net loss	—	—	—	(27,525)	(27,525)
Comprehensive income (loss):
Unrealized gains on interest rate derivatives—net of tax	—	—	7,533	—	7,533
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	182	—	182
Foreign translation adjustments—net tax	—	—	532	—	532

Comprehensive loss					(19,278)
Amortization of parent restricted common units and unit options	—	1,552	—	—	1,552

BALANCE—December 31, 2009	$27	$(118,050)	$319	$27,143	$(90,561)

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(27,525)	$49,334	$(8,539)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	11,489	12,326	11,553
Amortization of deferred financing costs	1,550	1,618	1,609
Accretion of discount on long-term debt	14	—	82
Noncash accrual of interest on note payable	363	343	200
Loss on prepayment of debt	5,432	—	17,274
Unit-based compensation expense	1,552	1,551	867
Provision for doubtful accounts	454	1,361	42
Provision for inventory allowances and writedowns	23,198	—	—
Deferred income tax benefit	(2,218)	(688)	(1,249)
(Gain) loss on foreign currency transactions	(394)	651	(1,506)
Loss (gain) on derivative instruments	5,165	(143)	—
(Gain) loss on sale of property, plant, and equipment	(7)	8	(12)
Changes in assets and liabilities:
Decrease (increase) in trade and affiliated accounts receivable	67,277	(27,868)	(35,970)
Decrease (increase) in inventory	56,318	(27,174)	(28,872)
(Increase) decrease in income tax receivable	(22,207)	4,948	(5,053)
Increase in prepaid expenses and other current assets	(1,150)	(2,325)	(8,477)
(Decrease) increase in trade and affiliated accounts payable	(45,030)	8,836	10,397
(Decrease) increase in accrued expenses and other current liabilities and deferred revenue	(3,974)	5,176	(901)
(Decrease) increase in income tax payable	(22,176)	20,962	(1,264)
Increase (decrease) in other	(8)	44	190

Net cash provided by (used in) operating activities	48,123	48,960	(49,629)

CASH FLOWS FROM INVESTING ACTIVITIES:
Issuance of note receivable—affiliated	(100,855)	—	—
Purchase of PetroSteel business—net of cash acquired	(4,000)	(4,000)	(24,718)
Purchase of Equipment Valve & Supply, Inc.—net of cash acquired	—	—	(6,051)
Purchases of property, plant, and equipment	(2,322)	(5,579)	(4,767)
Proceeds from the sale of property, plant, and equipment	39	1	31

Net cash used in investing activities	(107,138)	(9,578)	(35,505)

(Continued)

Edgen Murray Corporation and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2009, 2008, and 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	$460,624	$—	$355,000
Deferred financing costs	(13,311)	(265)	(10,253)
Principal payments on notes payable and long-term debt, including prepayment fees	(350,821)	(2,809)	(147,936)
Proceeds from Asset Based Loan (“ABL”) Facility	165,660	304,892	249,998
Payments to ABL Facility	(169,292)	(347,915)	(203,131)
Distribution to Parent, net	—	—	(157,940)
(Decrease) increase in managed cash overdraft	(3,175)	3,340	—

Net cash (used in) provided by financing activities	89,685	(42,757)	85,738
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(614)	(78)	590

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30,056	(3,453)	1,194
CASH AND CASH EQUIVALENTS—Beginning of year	44	3,497	2,303

CASH AND CASH EQUIVALENTS—End of year	$30,100	$44	$3,497

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid and received for:
Interest	$27,309	$32,033	$24,953

Income taxes	$30,015	$6,617	$6,630

Income tax refunds	$1,367	$4,951	$2,160

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$118	$1,259	$509

Issuance of note payable in connection with acquisition of PetroSteel business	$—	$—	$4,000

Issuance of Series A preferred stock to sellers of PetroSteel	$—	$—	$(8,000)

Amortization of parent restricted common units and unit options	$1,552	$1,551	$867

Capital contribution by parent—contribution of Series A preferred stock	$—	$—	$8,000

(Concluded)

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Organization—Edgen Murray Corporation (“EMC”), a Nevada Corporation, was formed on November 30, 2000 and is the U.S. subsidiary of Edgen Murray II, L.P. (“EM II LP” or “Parent”). EMC is headquartered in Baton Rouge, Louisiana. EMC’s sole subsidiary is Edgen Murray Canada, Inc. (“EM Canada”). Edgen Murray, L.L.C. (“EM LLC”), a former subsidiary of EMC, was acquired in connection with the acquisition of Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”) in May 2007. Effective November 24, 2009, EM LLC was legally dissolved and EMC succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

EMC’s Parent, EM II LP, is managed and controlled by Jefferies Capital Partners (“JCP”) through various investment funds including Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”). On May 11, 2007, EM II LP, along with institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of EMC’s predecessor Parent, Edgen/Murray, L.P., which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of management. Fund III was controlled and managed by JCP. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction” (see Note 2).

Description of Operations—EMC is a U.S. based industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets and is operated as one reportable segment. EMC’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. EMC’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Issuance of Senior Secured Notes—On December 23, 2009, EMC issued $465,000 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. Total proceeds of $460,624 were used to repay term loans of $348,700, accrued interest of $1,027, and transaction expenses of $862. EMC then issued a note receivable to EM Cayman Corporation (“EM Cayman”), a subsidiary of EMC’s Parent, in the amount of $100,855 comprised of the remaining proceeds of $99,573 and cash on hand of $1,282. EM Cayman used the cash from the affiliated note along with cash on hand to repay the remaining principal balance under a first lien term loan of $141,738.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EMC and its wholly owned subsidiaries, EM Canada and EM LLC prior to its dissolution on November 24, 2009. At the date of the Recapitalization Transaction, Edgen/Murray,

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

L.P. and EM II LP were controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of shareholder’s equity (deficit). All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of EMC’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—EMC considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects EMC’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated market conditions in its industry in 2009, EMC reduced the carrying value of its inventory to its net realizable value in 2009, resulting in a charge of $21,527 to cost of sales (excluding depreciation and amortization) on the statement of operations for the year ended December 31, 2009.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, three to 10 years for equipment and computers, and 10 to 20 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Leases—EMC enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the excess amount EMC paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, sales backlog, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, and noncompetition agreements, are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, and 1 to 6 years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison of the carrying amounts with the fair value of the individual assets. No goodwill, tradenames or trademark impairment was identified during 2009 or 2008.

Impairment of long-lived assets—EMC assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2009, 2008, and 2007, were $1,550, $1,618, and $1,609, respectively. On December 23, 2009 and May 11, 2007, EMC expensed $5,432 and $6,393, respectively, of deferred financing costs associated with the repayment of debt in the consolidated statement of operations for the years ended December 31, 2009 and 2007, respectively (see Notes 2 and 7).

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. EMC considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

In accordance with Income Taxes Topic, ASC 740 (“ASC 740”) EMC and its subsidaries have no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition—Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—EM II LP, has equity-based compensation plans for certain EMC employees and directors and accounts for these plans under Stock Compensation Topic, ASC 718. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. The unit-based compensation expense has been recorded as an increase in additional paid-in capital contributed by EM II LP on the statement of shareholder’s equity (deficit) and is included within selling, general and administrative expenses on the consolidated statements of operations as the unit awards vest.

Employee benefit plans—EMC has a plan which provides benefits to employees based in the United States (the “U.S. Benefit Plan”). The U.S. Benefit Plan works on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employee’s salary each month, depending on the level and length of service of the employee. Contributions by EMC are discretionary. EMC also maintains a smaller defined contribution plan for employees in Canada, and records the required contributions to the plans during the year. See Note 15 for further detail on these employee benefit plans.

Foreign currency—EMC’s non-U.S. subsidiary, EM Canada, maintains its accounting records in its respective functional currency. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of shareholder’s equity (deficit) capital in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction gains of $394, losses of $651, and gains of $1,506 are included in the consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007, respectively.

Derivative financial instruments—From time to time, EMC enters into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. EMC does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

EMC accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, ASC 815. ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 13 and 14 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income—ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net income (loss) and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount EMC would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by EMC as of the specified effective date.

Business combinations, ASC Topic 805 (“ASC 805”)—On January 1, 2009, EMC adopted changes issued by the FASB for accounting for business combinations. The new guidance sets forth how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. For any transaction, the acquiring entity with limited exceptions will be required to recognize all the assets acquired and liabilities assumed at the acquisition-date fair value. The guidance also sets forth disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

Consolidation accounting, ASC Topic 810 (“ASC 810”)—Effective January 1, 2009, ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, are presented as noncontrolling interests and shown separately within the statement of partners’ capital (deficit) and comprehensive income (loss) on the consolidated balance sheet. While control is retained, any changes in the ownership interests will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of partners’ capital (deficit) and comprehensive income (loss) during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively.

Derivative and hedging, ASC Topic 815 (“ASC 815”)—In March 2008, the FASB issued new accounting guidance, intended to improve financial reporting for derivative instruments and hedging activities. To enable investors to better understand derivative and hedging effects on an entity’s financial position, financial performance and cash flows, the guidance requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features relating to that credit risk. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The adoption of these changes did not have a material impact on EMC’s consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

In April 2009, the FASB issued guidance under Financial Instruments, ASC Topic 825 (“ASC 825”), which requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. Prior to the issuance of ASC 825, fair values for financial instruments were only disclosed once a year. ASC 825 is effective for interim reporting periods ending after June 15, 2009. ASC 825 does not require disclosures for earlier periods presented for comparative purposes at initial adoption, and, in periods after initial adoption, requires comparative disclosures only for periods ending after initial adoption. Our adoption of the provisions of ASC 825 did not have a material impact on our consolidated financial statements.

Generally accepted accounting principles, ASC Topic 105 (“ASC 105”)—In June 2009, FASB issued guidance which divides nongovernmental U.S. GAAP into the authoritative Codification and guidance that is nonauthoritative. The Codification is not intended to change U.S. GAAP; however, it does significantly change the way in which accounting literature is organized and because it completely replaces existing standards, it has affected the way most companies reference U.S. GAAP in their financial statements and accounting policies. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

Intangibles—Goodwill and Other, ASC Topic 350 (“ASC 350”)—In April 2008, the FASB issued ASC 350 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The objective of this ASC is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP principles. ASC 350 is effective for fiscal years beginning after December 15, 2008. On January 1, 2009, EMC adopted ASC 350. There was no significant impact to EMC’s consolidated financial statements from the adoption of ASC 350.

Subsequent Events, ASC Topic 855 (“ASC 855”)—In May 2009, the FASB issued ASC 855 which requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal years and interim periods ending after June 15, 2009. On June 1, 2009, EMC adopted ASC 855. There was no significant impact to EMC’s consolidated financial statements from the adoption of ASC 855.

2. Recapitalization

On May 11, 2007, EMC’s Parent, EM II LP, entered into a series of transactions to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries, which included EMC. These transactions were undertaken to allow the EM II LP’s partners to liquidate their investment in whole or in part and to facilitate investment by new partners and included, among other things, new equity and debt financing. These transactions are referred to collectively as the “Recapitalization Transaction” and have been accounted for as a transaction among entities under common control as described in “Significant accounting policies—Basis of presentation.” Immediately prior to the Recapitalization Transaction, Edgen/Murray, L.P. distributed its assets, the shares in EMC and PAL, to its partners.

In connection with the Repcapitalization Transaction, EM II LP contributed $10,000 in cash to Edgen Merger Co., a U.S. merger subsidiary formed by EM II LP (“Merger Co.”), for its common shares.

Simultaneously, Merger Co. and EM Cayman, a separate subsidiary of EM II LP, issued $355,000 and $145,000, respectively, of Term Loans. The proceeds from the capital contributions and the new Term Loans

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

were used to complete the Recapitalization Transaction under a Master Transaction Agreement (the “Master Transaction Agreement”) dated May 11, 2007, and affected the consolidated financial statements of EMC as follows:

Merger Co. purchased 2,465 EMC common shares from certain partners of Edgen/Murray, L.P. for $167,940, and the remaining 217 EMC common shares with a fair value of $14,781 were contributed directly to EM II LP by certain partners. EM II LP then contributed all of its shares in EMC to Merger Co., which subsequently merged with and into EMC, the surviving entity.

The amount paid by Merger Co. to purchase EMC common shares for $167,940 from certain partners of Edgen/Murray, L.P. has been reduced by the $10,000 capital contribution by EM II LP, and is presented as a distribution to EM II LP net in the consolidated statement of shareholder’s equity (deficit) for the year ended December 31, 2007.

The purchase price for the EMC shares was determined by dividing the enterprise value of each entity by the total number of outstanding shares for such entity. The enterprise value of each entity was estimated by management based on a market approach that valued each entity on a stand-alone basis using such entity’s LTM EBITDA multiplied by a current trailing 12 months market multiple of recent transactions of guideline companies. The calculated value was then adjusted for each entity’s specified debt and other liabilities and cash on hand, resulting in a residual common equity valuation for each entity.

EMC used the cash proceeds to (i) prepay its outstanding $136,000 senior secured notes (the “Edgen Senior Secured Notes”) at a redemption price, including a make-whole payment of 104.938%, with accrued interest for a total of $151,063, which were issued in 2005, (ii) repay amounts outstanding under its then existing senior credit facility with GMAC Commercial Finance LLC of $19,031, (iii) repay amounts outstanding under a short-term JPM Chase subfacility of $10,056, and (iv) through its wholly owned subsidiary, Edgen Murray LLC (“EM LLC”), acquire the assets of Petro Steel International, LLC (“PetroSteel”) for $24,718 in cash, a $4,000 note payable to the sellers, $8,000 in EMC 8.5% Preferred Compounding Preferred Stock, which was subsequently exchanged by the sellers for EM II LP common limited partnership units with a fair value of $8,000, and a cash earn-out payment of up to $12,000, over a three-year term to be determined on each fiscal year of the anniversary date of the acquisition. As of December 31, 2009, $8,000 of the earn-out had been paid to the sellers of PetroSteel.

EMC incurred transactions costs of $10,258, which were capitalized as deferred financing costs consisting primarily of direct underwriting fees and legal fees incurred in connection with the issuance of the Term Loans.

3. Acquisitions

Petro Steel International, L.P. and Petro Steel International, LLC—On April 11, 2007, EMC executed an Asset Purchase Agreement with EM LLC, Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”), and PetroSteel’s owners. Pursuant to the Asset Purchase Agreement, on May 11, 2007, EMC acquired substantially all of the assets and certain liabilities, comprising the business, of PetroSteel. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining, and aggregate projects. PetroSteel is located in Pennsylvania.

The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three-year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

payment of up to $12,000, over a three-year term to be determined each fiscal year on the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. Any achieved earn-out will be paid equally to the three sellers and is not contingent on employment. The fair market value of the equity securities issued as part of the purchase price was determined to be $8,000 based on a valuation of EMC prepared by EMC and JCP in connection with the Recapitalization Transaction. This valuation yields a per unit fair market value that is the same as the price paid by third parties in the Recapitalization Transaction for the same class of equity securities. The cash purchase price was funded through the Recapitalization Transaction (see Note 2). PetroSteel’s operating results have been included in EMC’s consolidated statements of operations from the date of the acquisition.

The fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$10,067
Inventory	5,208
Prepaid expenses and other current assets	607
Sales backlog	4,032
Noncompetition agreement	21,875
Goodwill	1,631
Accounts payable	(6,525)
Accrued expenses and other current liabilities	(177)

Purchase price (net of cash received of $— )	$36,718

The goodwill generated from the PetroSteel acquisition results from the potential to attract new customers to the combined organization; the ability to offer new products to existing customers; the potential for sales to customers in a concentrated market, the oil and gas industry; and expanded relationships with key vendors. The goodwill of $1,631 recorded for the acquisition is deductible for U.S. federal and state income tax purposes.

The purchase price allocation related to PetroSteel was completed as of December 31, 2007. EMC will recognize any future earn-out as additional purchase consideration upon resolution of any contingency at each anniversary date. The earn-out is calculated on operating results from the acquisition date (i.e. May 11, 2007 through May 11, 2008; May 11, 2008 through May 11, 2009; and May 11, 2009 through May 11, 2010). On May 11, 2009 and 2008, the sellers of PetroSteel earned $4,000 of the earn-out payment (see Note 6) and such amounts were recorded as increases in goodwill and reflected as investing activities in the statements of cash flows for the years ended December 31, 2009 and 2008.

EM LLC was legally dissolved effective November 24, 2009. Edgen Murray Corporation succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

Equipment Valve & Supply, Inc.—On August 31, 2007, EMC executed a Stock Purchase Agreement to acquire the share capital of Equipment Valve & Supply, Inc. (“EVS”) for an aggregate purchase price of approximately $6,051 (including acquisition costs of $51). EVS is a U.S.-based stocking distributor of valves and actuation packages with sales primarily in the Gulf Coast market place. The specialty valve market serves as a complementary product to EMC’s existing product line. The operations of this acquisition were integrated into EMC during 2008. EVS’s operating results have been included in EMC’s consolidated statements of operations from the date of the acquisition.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$2,909
Inventory	1,286
Prepaid expenses and other current assets	161
Property, plant and equipment	38
Other long-term assets	13
Sales backlog	202
Customer relationships	3,494
Non-competition agreement	135
Goodwill	2,196
Accounts payable	(2,724)
Accrued expenses and other current liabilities	(226)
Deferred tax liabilities	(1,433)

Purchase price (net of cash received of $809)	$6,051

The goodwill generated from the EVS acquisition results from the ability to offer new products to existing customers (cross-selling of new products), and knowledgeable management and sales force. The goodwill recorded for the acquisition was not deductible for income tax purposes.

The purchase price allocation related to EVS was completed as of December 31, 2007.

The following table reflects the unaudited pro forma sales and net income for the year ended December 31, 2007, as if the Recapitalization Transaction, PetroSteel and EVS acquisitions had taken place as of January 1, 2007 and includes the $17,274 ($10,874 net of taxes) loss on prepayment of debt related to the Recapitalization Transaction:

2007
Sales	$611,607
Net income	$(10,400)

The unaudited pro forma consolidated financial information does not purport to represent what EMC’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project EMC’s future results of operations.

4. Property, plant, and equipment

Property, plant, and equipment at December 31, 2009 and 2008, consisted of the following:

	2009	2008
Land and land improvements	$10,152	$10,152
Building	1,028	947
Equipment and computers	20,428	20,080
Leasehold improvements	4,201	3,283
Work in progress	221	549

	36,030	35,011
Less accumulated depreciation	(20,172)	(17,211)

Property, plant, and equipment—net	$15,858	$17,800

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Substantially all of EMC’s U.S. property, plant, and equipment serves as collateral for EMC’s long-term debt (see Note 7). Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $3,160, $2,530, and $2,130, respectively.

5. Intangible assets

Intangible assets at December 31, 2009 and 2008 consisted of the following:

	Gross carrying value		Accumulated amortization		Net
	2009	2008	2009	2008	2009	2008
Customer relationships	$32,464	$32,464	$20,914	$16,276	$11,550	$16,188
Non-competition agreements	22,011	22,011	9,734	6,043	12,277	15,968
Tradenames	4,090	4,090	—	—	4,090	4,090
Trademarks	14	14	—	—	14	14

	$58,579	$58,579	$30,648	$22,319	$27,931	$36,260

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our non-U.S. subsidiaries fluctuates from period to period due to changes in foreign currency exchange rates.

During 2007, customer relationships, noncompetition agreements and sales backlog were identified and recorded in the purchase price allocations of the PetroSteel and EVS acquisitions (see Note 3).

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by EMC, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, EMC considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships has been estimated based on historical experience, while the useful life for sales backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $8,329, $9,796, and $9,423 for the years ended December 31, 2009, 2008 and 2007.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table presents scheduled amortization expense for the next five years:

2010	$8,313
2011	8,284
2012	5,089
2013	1,809
2014	332

The weighted-average remaining amortization period for customer relationships was one year and two years at December 31, 2009 and 2008, respectively. The weighted-average remaining amortization period for noncompetition agreements was three years and four years at December 31, 2009 and 2008, respectively.

6. Goodwill

Under Intangibles—Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Goodwill attributable to EMC was tested on January 1, 2009 and 2008, for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), EMC expects to perform its impairment tests during the first quarter. Based on the impairment test, EMC recognized no impairment charge in 2009 and 2008.

The following table reflects changes to goodwill during the years ended December 31, 2009 and 2008:

Balance—January 1, 2008	$43,925
PetroSteel earn-out adjustment (see Note 3)	4,000
Foreign currency translation	(270)

Balance—December 31, 2008	47,655
PetroSteel earn-out adjustment (see Note 3)	4,000
Foreign currency translation	179

Balance—December 31, 2009	$51,834

As a result of earn-out provisions included in the terms of the PetroSteel purchase agreement, EMC may incur one additional purchase price adjustment of up to $4,000. Any future payments will be recorded to goodwill (see Note 3).

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

7. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following at December 31, 2009 and 2008:

	2009	2008
$465,000 12.25% EMC Senior Secured Notes, net of discount of $4,362 at December 31, 2009, secured by a lien on the principal U.S. assets of EMC and EM II LP, including 65% of the voting stock of EM II LP’s non-U.S. subsidiaries; due January 15, 2015	$460,638	$—
$175,000 ABL Facility, interest accrues at a rate of 4% to 5%; due May 11, 2012	—	3,426
$280,000 First Lien Term Loan (“First Lien Term Loan”); interest accrues at one-month and three-month LIBOR, plus 2.75% for Eurodollar Loans and Prime, plus 1.75% for Base Rate Loans (4.63% and 5.00% weighted average at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries; due May 11, 2014	—	275,800
$75,000 Second Lien Term Loan (“Second Lien Term Loan” and, together with the First Lien Term Loan, the “Term Loans”); interest accrues at the 3 month LIBOR, plus 6.00% for Eurodollar Loans and Prime plus 5.00% for Base Rate Loans (8.26% and 8.25% at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries; due May 11, 2015	—	75,000
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, with payment due May 11, 2010	4,906	4,543
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	10	27

Total	465,554	358,796
Less current portion	(4,916)	(2,827)

Long-term debt	$460,638	$355,969

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% EMC Senior Secured Notes with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(3)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(4)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; or

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of their aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions where the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit EMC’s discretion in the operation of its business. The indenture, among other things, restricts: (i) EMC’s ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of its business, and enter into certain transactions with affiliates; (ii) EMC’s ability to pay dividends or make certain other restricted payments; and (iii) EMC’s ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of EMC’s assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. As of December 31, 2009, EMC is EM II LP’s only U.S. subsidiary, and therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures our ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to our ABL Facility to the extent of the value of such assets.

ABL Facility—On May 11, 2007, EM II LP entered into the ABL Facility between JPMorgan Chase Bank, N.A., and EMC, EM Canada, and EM Europe, jointly. In August 2008, EM II LP exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

On February 19, 2008, EM II LP finalized certain administrative procedures and agreements to include EM Pte with their own subfacility limit in the ABL Facility; trade accounts receivable and inventories of EM Pte secure the subfacility limit. As a result, EM Pte joined in the ABL Facility with a subfacility limit of $10,000 as noted above, and simultaneously the EMC subfacility limit was reduced by $10,000; in addition, a letter of credit which supported the local facility with HSBC totaling $17,000 was canceled.

As a result of including EM Pte on February 19, 2008 and exercising the accordion feature in August 2008, the EMC subfacility limit was changed from $150,000 to $165,000 of the total facility to the extent of any unutilized sublimits of EM Europe and EM Canada as noted above.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte. sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if EMC’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

or mergers and the sale of assets. As of December 31, 2009, EMC was in compliance with the financial, affirmative and negative covenants required by the ABL Facility, and EMC’s aggregate availability exceeded the thresholds described above.

As of December 31, 2009, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $19,655, including a letter of credit issued to HSBC in the amount of $5,000, which supports the local credit facility of EM FZE. As of December 31, 2009, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of our Borrowing Base on that date):

				Affiliated
	EMC		EM Canada	EM Europe	EM Pte	Total
Total Availability	$90,258		$2,319	$11,827	$10,000	$114,404
Less utilization	13,497	(a)	36	1,732	5,286	20,551

Net availability	$76,761		$2,283	$10,095	$4,714	$93,853

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. As of December 31, 2009, EM FZE had the ability to borrow up to $5,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing Dubai Interbank Offered Rate, plus a margin of 1.5%. As of December 31, 2009, there was approximately $704 in letters of credit issued under the local facility.

First and Second Lien Credit Agreements—On May 11, 2007, in addition to the ABL Facility, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”) in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC; these loans were secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP and EMC and its U.S. subsidiaries, all investment property, general intangibles, and cash deposit accounts, (b) a security interest in 100% of the capital stock of EM II LP and EMC and its U.S. subsidiaries and 65% of the capital stock of EMC first tier non-U.S. subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP and EMC and its U.S. subsidiaries. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries, investment property, general intangibles and cash deposit accounts, (b) a security interest in 100.0% of the capital stock of EM Europe and its subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, which secured the $500,000 Term Loans and related guarantees, was contractually subordinated to the liens securing the ABL Facility and related guarantees.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The First Lien Term Loan required quarterly principal payments of 0.25% of the original $425,000 principal amount beginning August 11, 2007. Scheduled principal payments were $2,100, $2,800 and $1,400 for the years ended December 31, 2009, 2008 and 2007, respectively. No principal payments were required under the $75,000 Second Lien Term Loan.

The Term Loan Agreements contained other affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, required net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provided for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As a result, these agreements restricted substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibited the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of EMC’s shareholder’s equity (deficit) was restricted by these agreements.

On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% Senior Secured Notes (“EMC Senior Secured Notes”) due January 2015 with an original issue discount of $4,376. Total proceeds of $460,624 were used to repay the First and Second Lien Term Loans of $348,700, accrued interest of $1,027, and transaction expenses of $862. EMC then issued a note receivable to EM Cayman, in the amount of $100,855 comprised of the remaining proceeds of $99,573 and cash on hand of $1,282. EM Cayman used the cash from the affiliated note along with cash on handto repay the remaining principal balance under the First Lien Term Loans of $141,738.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, EMC entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel; principal and interest are due in May 2010. Interest accrues at a rate of 8% per annum compounded annually (see Note 3). As of December 31, 2009 and 2008, accrued interest on the note payable was $906 and $543, respectively.

Third party guarantees—In the normal course of business, EMC provides performance guarantees directly to third parties on behalf of its subsidiaries and affiliated subsidiaries. As of December 31, 2009 and 2008, EMC had no outstanding performance guarantees.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all outstanding credit arrangements and long-term debt for the years after December 31, 2009, are as follows:

2010	$4,916
2011	—
2012	—
2013	—
2014	—
Later years	460,638

Total	$465,554

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

8. Common stock and redeemable preferred stock

Common stock—The holders of EMC; Class A Common Stock $.01 per share (“Class A Common Stock”), are entitied to vote. All of the 2,681,564 outstanding shares of Class A Common Stock are held by EM II LP.

Redeemable preferred stock—The holders of EMC; Series A 8.5% Cumulative Compounding Preferred Stock, $.01 par value (“Series A Preferred Stock”), were entitled to receive annual dividends when, as and if, declared. The dividends were cumulative, whether or not earned or declared, and accrued at a rate of 8.5%, compounding annually, and were payable in cash or shares of Series A Preferred Stock, at the discretion of EMC’s board of directors. Upon the occurrence of certain events, including a public offering, the sale of substantially all the assets of EMC or a change in control of EMC, and the approval of EMC’s board of directors, which was controlled by Fund III, the Series A Preferred Stock could be redeemed by EMC at a price of $1,000 per share, plus accrued and unpaid dividends. In connection with the PetroSteel acquisition on May 11, 2007, Edgen/Murray, L.P. issued $8,000 of Series A Preferred Stock to the sellers of PetroSteel. The Series A Preferred Stock was subsequently exchanged for $8,000 in Edgen Murray II, L.P. common limited partnership units (see Note 2).

9. Equity-based compensation

EMC’s Parent, EM II LP, has plans under which non-vested common limited partnership units and options to purchase EM II LP common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain EMC employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units.

The unit-based compensation expense recorded for these plans was as follows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Unit-based compensation expense by type:
Unit options	$709	$708	$170
Restricted common units	843	843	697

Total unit-based compensation expense	1,552	1,551	867
Tax benefit recognized	—	—	—

Unit-based compensation expense—net of tax	$1,552	$1,551	$867

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit options—Certain EMC employees receive EM II LP unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The weighted-average fair value of each option granted during 2007 was $1,000. There were no options granted during the years ended December 31, 2009 and 2008. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

Weighted average black-scholes assumptions
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

The expected term for employee unit options is calculated using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The risk-free interest rate is based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which EM II LP and its subsidiaries operate and for which management believes is comparable.

Unit option activity—A summary of unit option activity during the years ended December 31, 2009 and 2008, is as follows:

	Number of options	Weighted- average exercise price
Outstanding—January 1, 2008	7,575	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(50)	1,000

Outstanding—December 31, 2008	7,525	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(250)	1,000

Outstanding—December 31, 2009	7,275	$1,000

Exercisable—December 31, 2009	4,170	$1,000

The outstanding unit options are scheduled to and expected to vest over five years on a pro rata basis beginning in October 2008 through October 2012. As of December 31, 2009 and 2008, there was $1,945 and $2,643 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 2.12 years and 2.81 years, respectively.

The information relating to EM II LP unit options outstanding at December 31, 2009, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted- average exercise price	Weighted- average remaining years	Number exercisable	Weighted- average exercise price
$1,000	7,275	$1,000	2.75	4,170	$1,000

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Restricted common units—Certain EMC employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

In connection with the Recapitalization Transaction on May 11, 2007, the Edgen/Murray, L.P. equity incentive plan was canceled, and all outstanding vested and non-vested restricted common unit awards there under were exchanged for vested and non-vested restricted common unit awards under the EM II LP Equity Incentive Plan with equivalent terms. The exchange was based on each partner’s fully diluted ownership percentage in Edgen/Murray, L.P. prior to the Recapitalization Transaction, which percentage included unrestricted common units, and outstanding vested and non-vested restricted common units.

At the date of the exchange, EMC employees had 84,469 outstanding restricted performance-based common units that were exchanged for restricted time-based common units. Since the original awards and the new awards had equivalent terms and were supported by the same underlying assets, the fair value prior to and subsequent to modification was the same and no incremental compensation expense was recognized at the date of the exchange. Additionally, the exchange of 84,469 restricted performance-based common limited partnership units for restricted time-based common limited partnership units did not result in any incremental compensation expense as the fair value of the units immediately prior to and after the vesting modification was the same. The fair value was the same because management concluded that the performance-based restricted common limited partnership units were probable to vest, as EMC’s operating performance since 2005 had exceeded the required operating performance levels for vesting. (See Note 9).

As of December 31, 2009, all outstanding restricted common units were time-based vesting awards which were expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to employees of EM II LP’s subsidiaries of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The following table summarizes restricted common unit activity for the periods shown:

	Number of units/ shares		Weighted- average fair value
	Edgen/ Murray, L.P.	EM II LP	EM II LP
Outstanding at January 1, 2007	234,452	—
Vested	(56,713)	—
Exchange of non-vested Edgen/ Murray L.P. units for EM II LP units	(177,739)	9,938
Vested	—	(112)	$1,000
Granted	—	1,283	1,000
Canceled	—	(300)	1,000

Outstanding at December 31, 2007	—	10,809
Vested	—	(3,699)	1,000
Granted	—	—
Canceled	—	(29)	1,000

Outstanding at December 31, 2008	—	7,081
Vested	—	(3,535)	1,000
Granted	—	—
Canceled	—	—	1,000

Outstanding at December 31, 2009	—	3,546

Of the 177,739 restricted common units exchanged in 2007, 92,870 were time-based vesting and 84,869 were performance-based vesting. No incremental compensation expense was recognized at the date of the exchange. In the case of the time-based awards, no additional expense was recognized because the only modification was the substitution of a new parent company issuer (EM II LP) for the former parent company issuer (Edgen/Murray, L.P.); in the case of the performance-based awards, these awards were probable to vest prior to the exchange because EMC’s operating performance since 2005 had exceeded the required performance thresholds.

EM II LP’s valuation methodology for determining the fair value of restricted equity granted in 2007, 2006 and 2005 of $1,000, $6.04 and $1.00, respectively, is based on a market approach that calculates an enterprise value using LTM EBITDA and applies a trailing revenue multiple representative of actual multiples in recent transactions of guideline companies. The enterprise value is then reduced for interest-bearing debt and other liabilities, any preferred equity and excess cash to derive a common equity value which is then divided by the number of common equity units outstanding as of the valuation date. EM II LP also considers the amount paid contemporaneously by third parties for the same class of equity interests.

As of December 31, 2009 and 2008, there was $429 and $916 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.57 years and 3.58 years, respectively.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

10. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of EMC’s deferred tax assets and liabilities at December 31, 2009 and 2008, are as follows:

	2009	2008
Deferred tax assets:
Current deferred tax assets:
Deferred compensation	$166	$119
Inventory	1,961	2,010
Bad debt allowance	519	873
Accrued bonuses and professional fees	65	891
Other	189	592

Total current deferred tax assets	2,900	4,486

Noncurrent deferred tax assets:
Derivative instruments	1,898	4,537
Intangible assets	3,369	2,709
Other	618	552

Total noncurrent deferred tax assets	5,885	7,798

Total deferred tax assets	$8,785	$12,284

Deferred tax liabilities:
Current deferred tax liabilities:
Other	$62	$307

Total current deferred tax liabilities	62	307

Noncurrent deferred tax liabilities:
Intangible assets	10,553	11,251
Depreciation	971	931
Other	103	302

Total noncurrent deferred tax liabilities	11,627	12,484

Total deferred tax liabilities	$11,689	$12,791

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

Income (Loss) from continuing operations for each jurisdiction follows:

	2009	2008	2007
United States	$(44,144)	$75,556	$(13,314)
Foreign	(1,375)	1,109	2,802

Total	$(45,519)	$76,665	$(10,512)

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Components of income tax (benefit) expense are as follows:

	2009	2008	2007
Current:
United States	$(15,327)	$27,416	$(1,038)
Foreign	(441)	614	479

	(15,768)	28,030	(559)
Deferred:
United States	(2,278)	(351)	(1,850)
Foreign	51	(348)	436

	(2,227)	(699)	(1,414)

Total	$(17,995)	$27,331	$(1,973)

For the years ended December 31, 2009, 2008 and 2007, EMC recognized a net income tax benefit of $1,898, $4,643 and $2,458 on ASC 815 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2009, 2008 and 2007, respectively.

For the years ended December 31, 2009, 2008 and 2007, EMC made payments related to income taxes totaling $30,015, $6,617, and $6,630, respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2009		2008		2007
U.S. federal income tax expense at statutory rate	$(15,932)	(35)%	$26,833	35%	$(3,679)	(35)%
Differences in foreign income tax rates	83	—	(61)	—	(81)	(1)
State income taxes—net of U.S. federal income tax benefit (expense)	(2,096)	(5)	1,983	3	35	2
Nondeductible expenses and other	(50)	—	(1,424)	(2)	1,752	16

Total provision for income taxes	$(17,995)	(40)%	$27,331	36%	$(1,973)	18%

For the years ended December 31, 2009 and 2007, the consolidated effective tax rate reflects income tax benefits resulting from the loss on the prepayment of the Term Loans on December 23, 2009 and the Edgen Senior Secured Notes as part of the Recapitalization Transaction on May 11, 2007, respectively.

As of December 31, 2009, 2008, and 2007, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because EMC has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if EMC determines that the earnings will be remitted, additional tax provisions may be required.

Based on operating results for the years ended December 31, 2009, 2008, and 2007 and the timing of the future reversal of deferred tax assets and deferred tax liabilities, management believes that a valuation allowance is not required at December 31, 2009.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

11. Commitments and contingencies

Operating leases—EMC leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to six years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $2,988, $2,353, and $1,527 for the years ended December 31, 2009, 2008, and 2007, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2009, are:

2010	$2,306
2011	2,636
2012	1,860
2013	1,322
2014	933
Thereafter	387

Total	$9,444

Employment agreements—In the ordinary course of business, EMC has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings—EMC is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on EMC’s consolidated financial position, results of operations or cash flows.

12. Concentration of risks

For the years ended December 31, 2009, 2008, and 2007, EMC’s 10 largest customers represented approximately 28%, 29%, and 34%, respectively, of EMC’s sales, and no one customer accounted for more than 10%. In addition, approximately 66%, 49%, and 45% of EMC’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2009, 2008, and 2007, respectively.

Financial instruments that would potentially subject EMC to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

EMC relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2009, 2008, and 2007, EMC’s 10 largest vendors accounted for approximately 48%, 52%, and 56%, respectively, of EMC’s purchases, and EMC’s single largest vendor accounted for approximately 10%, 9%, and 10%, respectively, of EMC’s purchases for these periods.

13. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of EMC are conducted

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

EMC’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the chief financial officer, the treasurer and respective local accounting management for all company locations. Following evaluation of those positions, EMC enters into derivative financial instruments to manage certain exposures. EMC enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency exchange rate risk—EMC hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, EMC executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent EMC forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, EMC significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. EMC does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At December 31, 2008 and 2007, comprehensive income (loss) included a net unrealized loss of $182, net of taxes and a net unrealized gain of $472, net of taxes, respectively, on outstanding designated forward contracts. At December 31, 2009, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income. The fair value of foreign currency exchange contracts outstanding at December 31, 2008 was a liability of $149, included in other current liabilities on the consolidated balance sheets. At December 31, 2009 and 2008, the total notional amount of outstanding foreign currency exchange contracts was $0 and $12,673, respectively.

Interest rate risk—Following the December 23, 2009 Bond Offering and repayment of the Term Loans, EMC’s variable interest rate risk was limited to our ABL Facility cash borrowings. As of December 31, 2009, there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, EMC entered into interest rate derivatives to reduce its exposure to interest rate risk related to the

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. EMC entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, EMC paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% percent while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, EMC entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75,000 interest rate swap pays a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.27% at December 31, 2009 on the same notional amount. The $100,000 interest rate collar incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At December 31, 2009 EMC was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.27% on the same notional amount.

In accordance with the Second Lien Term Loan, EMC also entered into an interest rate swap that converts an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, EMC pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at, 0.27% as of December 31, 2009, on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the term of the interest swaps. The floating rate payments are reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, EMC concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815. The interest rate swaps and collar were considered substantially effective during 2008 and 2007, respectively. Upon the extinguishment of the Term Loans, the underlying hedge exposure ceased to exist and deferred losses of $5,305 on the related interest rate derivatives were recognized in earnings as interest expense in the statement of operations for the year ended December 31, 2009. For the years ended December 31, 2008 and 2007, there were no gains or losses reflected in the consolidated statements of operations related to the interest rate swaps or collar. Prior to the extinguishment of the Term Loans, gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss).

A net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts is the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that have been deemed effective, the settlement is recognized as a component of interest expense in the consolidated statements of operations. For interest rate derivatives that have been deemed ineffective, the settlement is recognized as a component of other income (expense) in the consolidated statements of operations.

As of December 31, 2009 and 2008, the interest rate derivatives were liabilities of $5,060 and $12,070, respectively, and are included in accrued expenses and in other current liabilities and other long-term liabilities on the consolidated balance sheets, respectively.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Credit risk—EMC’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. EMC has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the year ended December 31:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income			Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2009	2008		2009	2008	2007		2009	2008	2007
Forward contracts	$564	$(883)	Cost of sales	$(107)	1,361	30	SG&A	$(537)	$(82)	$189
			SG&A	(275)	(182)	—	—
Interest rate swaps and collar	(1,393)	(6,344)	Interest expense	(8,926)	(3,418)	69	SG&A	—	—	—

Total	$(829)	$(7,227)		$(9,308)	$(2,239)	$99		$(537)	$(82)	$189

Non-designated derivative instruments	Location of (gain) or loss recognized income	Gain or (loss) in income (ineffective portion)
		2009	2008	2007
Forward contracts	SG&A	$116	$(195)	$—
Interest rate swaps and collar	Other Income	(234)	—	—

14. Fair value

EMC follows the provisions of Fair Value Measurements and Disclosures, ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3—Unobservable inputs for the asset or liability

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

EMC endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. EMC’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 are as follows:

Quoted prices in active markets for similar items (level 2)
Liability:
Interest rate swaps and collar(1)	5,060

(1)	In accordance with the Term Loans, EMC partially hedges its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and EMC does not use leveraged derivative financial instruments. The interest rate swaps and collars are valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

The comparison of carrying value and fair value of EMC’s financial instruments at December 31, 2009 and 2008 is presented below:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
EMC Senior Secured Notes	$460,638	$455,700	$—	$—
First Lien Term Loan	—	—	276,500	168,665
Second Lien Term Loan	—	—	75,000	52,500
Cash at bank and in hand	30,100	30,100	44	44
Accounts receivable	62,608	62,608	130,182	130,182
Accounts payable	33,184	33,184	79,183	79,183

The fair value amounts shown are not necessarily indicative of the amounts that EMC would realize upon disposition, nor do they indicate EMC’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes and the Term Loans has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. EMC believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

EMC believes that the carrying amount of other financial assets and liabilities approximates fair values.

15. Employee benefit plans

EMC maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. EMC matches 50% of up to 6% of the employees’ contributions. The plan provides that employees’ contributions will be 100% vested at all times and that EMC’s contributions vest over a five-year period. EMC contributed $390, $619, and $438 to this plan for the years ended December 31, 2009, 2008, and 2007, respectively.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

EMC also has a benefit arrangement for employees in Canada which has limited participants and related costs to EMC.

16. Related-party transactions

EMC conducted business with certain subsidiaries of EM II LP in the normal course of business. Sales to these affiliated companies were $11,909, $10,134 and $5,012 for the year ended December 31, 2009, 2008 and 2007, respectively. Purchases from these affiliated companies were $7,931, $8,990 and $2,868 for the year ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, EMC had trade receivables from affiliated companies of $435 and $1,791, respectively, and trade payables to affiliated companies of $2,892 at December 31, 2008, on the consolidated balance sheet. There were no trade payables to affiliated companies at December 31, 2009.

In connection with the Recapitalization Transaction, EMC has receivables of $2,933 and $2,676 at December 31, 2009 and 2008, respectively, related to expenses paid on EM II LP’s behalf which are included within other assets on the consolidated balance sheets.

In connection with the issuance of the EMC Senior Secured Notes and the repayment of the Term Loans on December 23, 2009, EMC issued an affiliated note to EM Cayman in the amount of $100,855, due January 15, 2015, which is presented as Note Receivable—Affiliated on the consolidated balance sheet at December 31, 2009 (See Notes 1 and 7). Interest accrued on the EM Cayman Note at 12.25% semi-annually and is due on each January 15 and July 15, commencing on July 15, 2010. EMC has accrued interest receivable of $335 within prepaid expense and other current assets at December 31, 2009 related to the Note Receivable.

During the years ended December 31, 2009, 2008, and 2007 EMC made payments to JCP of $66, $47, and $13, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP and its subsidiaries.

Effective December 1, 2007, EM Canada entered into a seven-year lease agreement with a company owned by two EM Canada employees; the lease expires on November 30, 2014. Rental expense under the lease was $318, $302, and $24 for the years ended December 31, 2009, 2008 and 2007, respectively. Prior to entering into the lease, EMC obtained competitive quotes from an unrelated party to determine the reasonableness of the annual lease payments to comparable market leases.

17. Form S-1 registration statement

On September 24, 2008, Edgen Murray Limited filed a registration statement on Form S-1 with the Securities and Exchange Commission. As of December 31, 2008, EMC had incurred $3,050 in costs associated with the registration statement which were capitalized within the caption “other assets” on the consolidated balance sheet. On December 8, 2009, Edgen Murray Limited withdrew its Form S-1 registration statement. As a result, EMC expensed $3,339 in costs associated with the registration statement and such costs are included in selling, general and administrative expenses within the statement of operations for the year ended December 31, 2009.

18. Subsequent event

EMC evaluated for subsequent events through the date these financial statements were issued on April 6, 2010 and concluded that there were no significant subsequent events requiring recognition or disclosure.

Edgen Murray Corporation and subsidiaries

Unaudited consolidated balance sheet

As of March 31, 2010

(In thousands)

2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,339
Accounts receivable—net of allowance for doubtful accounts of $1,296	41,157
Accounts receivable—affiliated	248
Inventory	89,677
Income tax receivable	25,389
Prepaid expenses and other current assets	8,794
Deferred tax asset—net	2,835

Total current assets	224,439

PROPERTY, PLANT, AND EQUIPMENT—Net	15,145
GOODWILL	51,878
OTHER INTANGIBLE ASSETS	25,849
NOTE RECEIVABLE—AFFILIATED	100,855
OTHER ASSETS	190
DEFERRED TAX ASSET—Net	21
DEFERRED FINANCING COSTS	13,822

TOTAL	$432,199

(Continued)

Edgen Murray Corporation and subsidiaries

Unaudited consolidated balance sheet

As of March 31, 2010

(In thousands)

2010
LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$2
Accounts payable	30,178
Accrued expenses and other current liabilities	9,669
Income tax payable	134
Deferred revenue	1,402
Accrued interest payable	15,571
Deferred tax liability—net	—
Current portion of long-term debt and capital leases	5,003

Total current liabilities	61,959

DEFERRED TAX LIABILITY—Net	6,089
OTHER LONG-TERM LIABILITIES	252
LONG-TERM DEBT	460,794

Total liabilities	529,094

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY (DEFICIT):
Common stock—$.01 par value, 5,000,000 shares authorized; 2,681,564 shares issued and outstanding as of March 31, 2010	27
Additional paid-in capital	(117,664)
Accumulated comprehensive income	422
Retained earnings	20,320

Total shareholder’s deficit	(96,895)

TOTAL	$432,199

(Concluded)

See notes to unaudited consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Unaudited consolidated statements of operations

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
SALES	$88,203	$159,361
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	77,059	125,214
Selling, general, and administrative expense	11,173	13,021
Depreciation and amortization expense	2,865	2,862

Total operating expenses	91,097	141,097

(LOSS) INCOME FROM OPERATIONS	(2,894)	18,264
OTHER INCOME (EXPENSE):
Other income (expense)—net	—	(327)
Interest income	3,044	15
Interest expense	(15,407)	(7,139)

Interest expense—net	(12,363)	(7,124)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(15,257)	10,813
INCOME TAX (BENEFIT) EXPENSE	(8,433)	4,128

NET (LOSS) INCOME	$(6,824)	$6,685

See notes to unaudited consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Unaudited consolidated statements of shareholder’s equity (deficit)

and comprehensive income (loss)

For the three months ended March 31, 2010 and 2009

(In thousands)

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
BALANCE—January 1, 2009	$27	$(119,602)	$(7,928)	$54,668	$(72,835)
Net income	—	—	—	6,685	6,685
Comprehensive income (loss):
Unrealized gains on interest rate derivatives—net of tax	—	—	1,713	—	1,713
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	367	—	367
Foreign translation adjustments—net of tax	—	—	(102)	—	(102)

Comprehensive loss					8,663
Amortization of parent restricted common units and unit options	—	394	—	—	394

BALANCE—March 31, 2009	$27	$(119,208)	$(5,950)	$61,353	$(63,778)

BALANCE—January 1, 2010	27	(118,050)	319	27,143	(90,561)
Net loss	—	—	—	(6,824)	(6,824)
Comprehensive income (loss):
Foreign translation adjustments—net of tax	—	—	104	—	104
Amortization of parent restricted common units and unit options	—	386	—	—	386

BALANCE—March 31, 2010	$27	$(117,664)	$423	$20,319	$(96,895)

See notes to unaudited consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Unaudited consolidated statements of cash flows

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(6,824)	$6,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,865	2,862
Amortization of deferred financing costs	792	397
Accretion of discount on long-term debt	156	—
Noncash accrual of interest on note payable	92	85
Unit-based compensation expense	387	394
Provision for doubtful accounts	108	113
Deferred income tax expense (benefit)	331	(363)
Loss on foreign currency transactions	334	10
Loss on derivative instruments	87	546
(Gain) loss on sale of property, plant, and equipment	(132)	6
Changes in assets and liabilities:
Decrease in trade and affiliated accounts receivable	18,162	29,474
Decrease (increase) in inventory	9,377	(31,794)
(Increase) decrease in income tax receivable	(3,824)	590
Decrease (increase) in prepaid expenses and other current assets	4,645	(559)
Decrease in trade and affiliated accounts payable	(3,360)	(2,515)
Increase (decrease) in accrued expenses and other current liabilities and deferred revenue	3,538	(12,181)
Increase (decrease) in income tax payable	25	(19,431)
Decrease in other	—	(2)

Net cash provided by (used in) operating activities	26,759	(25,683)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(75)	(127)
Proceeds from the sale of property, plant, and equipment	150	11

Net cash used in (provided by) investing activities	75	(116)

(Continued)

Edgen Murray Corporation and subsidiaries

Unaudited consolidated statements of cash flows

For the three months ended March 31, 2010 and 2009

(In thousands)

	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	$(374)	$—
Principal payments on notes payable and long-term debt	(173)	(705)
Proceeds from Asset Based Loan (“ABL”) Facility	265	101,445
Payments to ABL Facility	(265)	(65,016)
Decrease in managed cash overdraft	(204)	(3,531)

Net cash (used in) provided by financing activities	(751)	32,193
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	156	(482)

NET INCREASE IN CASH AND CASH EQUIVALENTS	26,239	5,912
CASH AND CASH EQUIVALENTS—Beginning of year	30,100	44

CASH AND CASH EQUIVALENTS—End of year	$56,339	$5,956

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid and received for:
Interest	$1,094	$6,872

Income tax payments	$2	$23,512

Income tax refunds	$4,969	$4,066

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$—	$345

(Concluded)

See notes to unaudited consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Organization—Edgen Murray Corporation (“EMC”), a Nevada Corporation, was formed on November 30, 2000 and is the U.S. subsidiary of Edgen Murray II, L.P. (“EM II LP” or “Parent”). EMC is headquartered in Baton Rouge, Louisiana. EMC’s sole subsidiary is Edgen Murray Canada, Inc. (“EM Canada”). Edgen Murray, L.L.C. (“EM LLC”), a former subsidiary of EMC, was acquired in connection with the acquisition of Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”) in May 2007. Effective November 24, 2009, EM LLC was legally dissolved and EMC succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

EMC’s Parent, EM II LP, is managed and controlled by Jefferies Capital Partners (“JCP”) through various investment funds including Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”). On May 11, 2007, EM II LP, along with institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of EMC’s predecessor Parent, Edgen/Murray, L.P., which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of management. Fund III was controlled and managed by JCP. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction”.

Description of Operations—EMC is a U.S. based industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets and is operated as one reportable segment. EMC’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. EMC’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Issuance of Senior Secured Notes—On December 23, 2009, EMC issued $465,000 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. Total proceeds of $460,624 were used to repay term loans of $348,700, accrued interest of $1,027, and transaction expenses of $862. EMC then issued a note receivable to EM Cayman Corporation (“EM Cayman”), a subsidiary of EMC’s Parent, in the amount of $100,855 comprised of the remaining proceeds of $99,573 and cash on hand of $1,282. EM Cayman used the cash from the affiliated note along with cash on hand to repay the remaining principal balance under a first lien term loan of $141,738.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EMC and its wholly owned subsidiaries, EM Canada and EM LLC prior to its dissolution on November 24, 2009. In our opinion, the consolidated financial statements include all adjustments, all of which are of a normal, recurring nature, necessary for a fair presentation of the results for the interim periods. At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and EM II LP were

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in excess of additional paid-in capital in the statements of shareholder’s equity (deficit) and comprehensive income (loss). All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of EMC’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—EMC considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects EMC’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory —Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, three to 10 years for equipment and computers, and 10 to 20 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Leases—EMC enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the excess amount EMC paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, and noncompetition agreements, are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, and 1 to 6 years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison of the carrying amounts with the fair value of the individual assets. No goodwill, tradenames or trademark impairment was identified during 2010 or 2009.

Impairment of long-lived assets—EMC assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the three months ended March 31, 2010 and 2009, were $792 and $397, respectively.

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. EMC considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. In accordance with Income Taxes Topic, ASC 740 (“ASC 740”) EMC and its subsidaries have no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition—Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Equity-based compensation—EM II LP, has equity-based compensation plans for certain EMC employees and directors and accounts for these plans under Stock Compensation Topic, ASC 718. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. The unit-based compensation expense has been recorded as an increase in additional paid-in capital contributed by EM II LP on the statement of shareholder’s equity (deficit) and comprehensive income (loss) and is included within selling, general and administrative expenses on the consolidated statements of operations as the unit awards vest.

Foreign currency—EMC’s non-U.S. subsidiary, EM Canada, maintains its accounting records in its respective functional currency. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of shareholder’s equity (deficit) and comprehensive income (loss) in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction losses of $334 and $10 are included in the consolidated statements of operations for the three months ended March 31, 2010 and 2009, respectively.

Derivative financial instruments—From time to time, EMC enters into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. EMC does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

EMC accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, ASC 815. ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 11 and 12 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income—ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net income (loss) and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount EMC would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by EMC as of the specified effective date.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The Company adopted this guidance in January 2010, and adoption did not have a material impact on the Company’s consolidated financial statements. The portion of guidance relating to disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation are not effective until fiscal years beginning after December 15, 2010. The Company does not expect that the portion of this guidance not yet adopted will have a material impact on the Company’s consolidated financial statements.

2. Property, plant, and equipment

Property, plant, and equipment at March 31, 2010 consisted of the following:

Land and land improvements	$10,135
Building	1,029
Equipment and computers	20,441
Leasehold improvements	4,205
Work in progress	280

36,090
Less accumulated depreciation	(20,945)

Property, plant, and equipment—net	$15,145

Substantially all of EMC’s U.S. property, plant, and equipment serves as collateral for EMC’s long-term debt (see Note 5). Depreciation expense for the three months ended March 31, 2010 and 2009 was $783, and $780, respectively.

3. Intangible assets

Intangible assets at March 31, 2010 consisted of the following:

	Gross carrying value	Accumulated amortization	Net
Customer relationships	$32,464	$22,073	$10,391
Non-competition agreements	22,010	10,656	11,354
Tradenames	4,090	—	4,090
Trademarks	14	—	14

	$58,578	$32,729	$25,849

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Customer relationships, non-competition agreements and tradenames were identified and recorded in the purchase price allocations of the Murray International Metal, Inc. acquisition in 2005 and the PetroSteel and Equipment Valve and Supply, Inc. acquisitions in 2007.

The fair value of customer relationships and non-competition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by EMC, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, EMC considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships has been estimated based on historical experience, while the useful life for sales backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and non-competition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $2,082, and $2,082 for the three months ended March 31, 2010 and 2009, respectively.

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our non-U.S. subsidiary fluctuates from period to period due to changes in foreign currency exchange rates.

The following table presents scheduled amortization expense for the next five years:

2010	$8,303
2011	7,708
2012	4,630
2013	897
2014	208

The weighted-average remaining amortization period for customer relationships was 3 years at March 31, 2010. The weighted-average remaining amortization period for non-competition agreements was 3 years at March 31, 2010.

4. Goodwill

Under Intangibles—Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Goodwill attributable to EMC was tested on January 1, 2010 and 2009, for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), EMC expects to perform its impairment tests during the first quarter. Based on the impairment test, EMC recognized no impairment charge in 2010 and 2009.

The following table reflects changes to goodwill during the three months ended March 31, 2010:

Balance—January 1, 2010	$51,834
Foreign currency translation	44

Balance—March 31, 2010	$51,878

As a result of earn-out provisions included in the terms of the PetroSteel purchase agreement, EMC may incur one additional purchase price adjustment of up to $4,000 which will be recorded to goodwill if earned.

5. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following at March 31, 2010:

$465,000 12.25% EMC Senior Secured Notes, net of discount of $4,206 at March 31, 2010, secured by a lien on the principal U.S. assets of EMC and EM II LP, including 65% of the voting stock of EM II LP’s non-U.S. subsidiaries; due January 15, 2015	$460,794
$175,000 ABL Facility, interest accrues at a rate of 4% to 5%; due May 11, 2012	—
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, with payment due May 11, 2010	4,998
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	5

Total	465,797
Less current portion	(5,003)

Long-term debt	$460,794

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% EMC Senior Secured Notes with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(3)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(4)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; or

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of their aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions where the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit EMC’s discretion in the operation of its business. The indenture, among other things, restricts: (i) EMC’s ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of its business, and enter into certain transactions with affiliates; (ii) EMC’s ability to pay dividends or make certain other restricted payments; and (iii) EMC’s ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of EMC’s assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. As of March 31, 2010, EMC is EM II LP’s only U.S. subsidiary, and therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) now owned or hereafter acquired; and

•	second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures our ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to our ABL Facility to the extent of the value of such assets.

ABL Facility—On May 11, 2007, EM II LP entered into the ABL Facility between JPMorgan Chase Bank, N.A., and EMC, EM Canada, and EM Europe, jointly. In August 2008, EM II LP exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte. sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if EMC’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As of March 31, 2010, EMC was in compliance with the financial, affirmative and negative covenants required by the ABL Facility, and EMC’s aggregate availability exceeded the thresholds described above.

As of March 31, 2010, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $20,269, including a letter of credit issued to HSBC in the amount of $5,000, which supports the

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

local credit facility of EM FZE. As of March 31, 2010, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of our Borrowing Base on that date):

				Affiliated
	EMC		EM Canada	EM Europe	EM Pte	Total
Total Availability	$66,711		$2,258	$15,928	$10,000	$94,897
Less utilization	13,227	(a)	37	1,629	6,541	21,434

Net availability	$53,484		$2,221	$14,299	$3,459	$73,463

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. As of March 31, 2010, EM FZE had the ability to borrow up to $5,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing Dubai Interbank Offered Rate, plus a margin of 1.5%. As of March 31, 2010, there was approximately $1,428 in letters of credit issued under the local facility.

First and Second Lien Credit Agreements—On May 11, 2007, in addition to the ABL Facility, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”) in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC; these loans were secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP and EMC and its U.S. subsidiaries, all investment property, general intangibles, and cash deposit accounts, (b) a security interest in 100% of the capital stock of EM II LP and EMC and its U.S. subsidiaries and 65% of the capital stock of EMC first tier non-U.S. subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP and EMC and its U.S. subsidiaries. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman. This loan was secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries, investment property, general intangibles and cash deposit accounts, (b) a security interest in 100.0% of the capital stock of EM Europe and its subsidiaries and (c) a security interest in all other tangible and intangible assets of EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, which secured the $500,000 Term Loans and related guarantees, was contractually subordinated to the liens securing the ABL Facility and related guarantees.

The First Lien Term Loan required quarterly principal payments of 0.25% of the original $425,000 principal amount beginning August 11, 2007. Scheduled principal payments were $2,100, $2,800 and $1,400 for the years ended December 31, 2009, 2008 and 2007, respectively. No principal payments were required under the $75,000 Second Lien Term Loan.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The Term Loan Agreements contained other affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, required net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provided for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As a result, these agreements restricted substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibited the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of EMC’s shareholder’s equity (deficit) was restricted by these agreements.

On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% Senior Secured Notes (“EMC Senior Secured Notes”) due January 2015 with an original issue discount of $4,376. Total proceeds of $460,624 were used to repay the First and Second Lien Term Loans of $348,700, accrued interest of $1,027, and transaction expenses of $862. EMC then issued a note receivable to EM Cayman, in the amount of $100,855 comprised of the remaining proceeds of $99,573 and cash on hand of $1,282. EM Cayman used the cash from the affiliated note along with cash on handto repay the remaining principal balance under the First Lien Term Loans of $141,738.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, EMC entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel; principal and interest are due in May 2010. Interest accrues at a rate of 8% per annum compounded annually. As of March 31, 2010, accrued interest on the note payable was $998.

Third party guarantees—In the normal course of business, EMC provides performance guarantees directly to third parties on behalf of its subsidiaries and affiliated subsidiaries.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all outstanding credit arrangements and long-term debt for the years after March 31, 2010, are as follows:

2010	$5,003
2011	—
2012	—
2013	—
2014	—
Later years	460,794

Total	$465,797

6. Common stock

The holders of EMC Class A Common Stock $.01 per share (“Class A Common Stock”), are entitied to vote. All of the 2,681,564 outstanding shares of Class A Common Stock are held by EM II LP.

7. Equity-based compensation

EMC’s Parent, EM II LP, has plans under which non-vested common limited partnership units and options to purchase EM II LP common limited partnership units (collectively, “units”) have been granted to executive

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

officers, directors and certain EMC employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units.

The unit-based compensation expense recorded for these plans was as follows for the three months ended March 31, 2010 and 2009:

	2010	2009
Unit-based compensation expense by type:
Unit options	$176	$183
Restricted common units	211	211

Total unit-based compensation expense	387	394
Tax benefit recognized	—	—

Unit-based compensation expense—net of tax	$387	$394

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit options—Certain EMC employees receive EM II LP unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each option granted during 2007 was $1,000. There were no options granted during the three months ended March 31, 2010 and 2009. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

Weighted average black-scholes assumptions
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

The expected term for employee unit options is calculated using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The risk-free interest rate is based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which EM II LP and its subsidiaries operate and for which management believes is comparable.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Unit option activity—A summary of unit option activity during the three months ended March 31, 2010 and 2009, is as follows:

	Number of options	Weighted- average exercise price
Outstanding—January 1, 2010	7,275	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	—	1,000

Outstanding—March 31, 2010	7,275	$1,000

Exercisable—March 31, 2010	3,010	$1,000

The outstanding unit options are scheduled to and expected to vest over five years on a pro rata basis beginning in October 2008 through October 2012. As of March 31, 2010, there was $1,765 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 1.94 years.

The information relating to EM II LP unit options outstanding at March 31, 2010, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted- average exercise price	Weighted- average remaining years	Number exercisable	Weighted- average exercise price
$1,000	7,275	$1,000	1.94	3,010	$1,000

Restricted common units—Certain EMC employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

As of March 31, 2010, all outstanding restricted common units were time-based vesting awards which were expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to employees of EM II LP’s subsidiaries of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

The following table summarizes restricted common unit activity for the periods shown:

Outstanding at January 1, 2009	7,080
Vested	(3,121)
Granted	—
Canceled	—

Outstanding at March 31, 2009	3,959
Outstanding at January, 2010	3,546
Vested	(3,010)
Granted	—
Canceled	—

Outstanding at March 31, 2010	536

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

The weighted-average fair value of all restricted common units vested for the three months ended March 31, 2010 and 2009 was $1,000.

As of March 31, 2010, there was $535 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.41 years.

8. Income taxes

The income tax benefit rate of 55% and 38% for the three months ended March 31, 2010 and 2009, respectively, reflects the pre-tax income (loss) from operations at the Company’s annual effective tax rate.

9. Commitments and contingencies

Operating leases—EMC leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to six years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $687 and $738 for the three months ended March 31, 2010 and 2009, respectively.

Employment agreements—In the ordinary course of business, EMC has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings—EMC is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on EMC’s consolidated financial position, results of operations or cash flows.

10. Concentration of risks

For the three months ended March 31, 2010 and 2009, EMC’s 10 largest customers represented approximately 42%, and 37%, respectively, of EMC’s sales, and no one customer accounted for more than 10%. In addition, approximately 74%, and 47% of EMC’s consolidated revenues were derived from customers in the oil and gas industry for the three months ended March 31, 2010 and 2009, respectively.

Financial instruments that would potentially subject EMC to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

EMC relies on a limited number of third parties to supply its inventory. During the three months ended March 31, 2010, and 2009, EMC’s 10 largest vendors accounted for approximately 53% and 56%, respectively, of EMC’s purchases, and EMC’s single largest vendor accounted for approximately 16% and 9%, respectively, of EMC’s purchases for these periods.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

11. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of EMC are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

EMC’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the chief financial officer, the treasurer and respective local accounting management for all company locations. Following evaluation of those positions, EMC enters into derivative financial instruments to manage certain exposures. EMC enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency exchange rate risk—EMC hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, EMC executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent EMC forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, EMC significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. EMC does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At March 31, 2010, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income.

Interest rate risk—Following the December 23, 2009 Bond Offering and repayment of the Term Loans, EMC’s variable interest rate risk was limited to our ABL Facility cash borrowings. As of December 31, 2009, there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, EMC entered into interest rate derivatives to reduce its exposure to interest rate risk related to the

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. EMC entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, EMC paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% percent while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, EMC entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75,000 interest rate swap pays a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.25% at December 31, 2009 on the same notional amount. The $100,000 interest rate collar incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At March 31, 2010 EMC was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.27% on the same notional amount.

In accordance with the Second Lien Term Loan, EMC also entered into an interest rate swap that converts an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, EMC pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at, 0.25% as of March 31, 2010 on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the term of the interest swaps. The floating rate payments are reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, EMC concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815, the interest rate swaps and collar were considered substantially effective and gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss). Upon the extinguishment of the Term Loans, the underlying hedge exposure ceased to exist and deferred losses of $5,305 on the related interest rate derivatives were recognized in earnings as interest expense in the statement of operations for the year ended December 31, 2009. For the three months ended March 31, 2010, a net loss of $87 has been recognized as a component of other income (expense) in the consolidated statement of operations.

A net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts is the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that have been deemed effective, the settlement is recognized as a component of interest expense in the consolidated statements of operations. For interest rate derivatives that have been deemed ineffective, the settlement is recognized as a component of other income (expense) in the consolidated statements of operations.

As of March 31, 2010, the interest rate derivatives were liabilities of $3,068 and are included in accrued expenses and in other current liabilities and other long-term liabilities on the consolidated balance sheet.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

Credit risk—EMC’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. EMC has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the three months ended March 31, 2010 and 2009:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income		Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2010	2009		2010	2009		2010	2009
Forward contracts	$—	$(454)	Cost of sales	$—	(223)	SG&A	$—	$(336)
			SG&A	—	(228)	—
Interest rate swaps and collar	—	(2,295)	Interest expense	—	1,355	SG&A	—	—

Total	$—	$(2,749)		$—	$904		$—	$(336)

Non-designated derivative instruments	Location of (gain) or loss recognized income	Gain or (loss) in income
		2010	2009
Forward contracts	SG&A	$14	$27
Interest rate swaps and collar	Other Income	(86)	—

12. Fair value

EMC follows the provisions of Fair Value Measurements and Disclosures, ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3—Unobservable inputs for the asset or liability

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

EMC endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. EMC’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2010 are as follows:

Quoted prices in active markets for similar items (level 2)
Liability:
Interest rate swaps and collar(1)	3,068

(1)	In accordance with the Term Loans, EMC partially hedges its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and EMC does not use leveraged derivative financial instruments. The interest rate swaps and collars are valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

The comparison of carrying value and fair value of EMC’s financial instruments at March 31, 2010 is presented below:

	Carrying value	Fair value
EMC Senior Secured Notes	$460,794	$431,418
Cash at bank and in hand	56,339	56,339
Accounts receivable	41,157	41,157
Accounts payable	30,178	30,178

The fair value amounts shown are not necessarily indicative of the amounts that EMC would realize upon disposition, nor do they indicate EMC’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes and the Term Loans has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. EMC believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

EMC believes that the carrying amount of other financial assets and liabilities approximates fair values.

13. Related-party transactions

EMC conducted business with certain subsidiaries of EM II LP in the normal course of business. Sales to these affiliated companies were $852 and $7,836 for the three months ended March 31, 2010 and 2009, respectively. Purchases from these affiliated companies were $1,255 and $1,734 for the three months ended March 31, 2010 and 2009, respectively. As of March 31, 2010, EMC had trade receivables from affiliated companies of $248. There were no trade payables to affiliated companies at March 31, 2010.

In connection with the Recapitalization Transaction, EMC has receivables of $2,697 at March 31, 2010 related to expenses paid on EM II LP’s behalf which are included within other assets on the consolidated balance sheets.

Edgen Murray Corporation and subsidiaries

Notes to unaudited consolidated financial statements—(Continued)

(In thousands, except per unit data and number of units)

In connection with the issuance of the EMC Senior Secured Notes and the repayment of the Term Loans on December 23, 2009, EMC issued an affiliated note to EM Cayman in the amount of $100,855, due January 15, 2015, which is presented as a Note Receivable—Affiliated on the consolidated balance sheet at March 31, 2010 (See Note 5). Interest accrues on the EM Cayman Note at 12.25% semi-annually and is due on each January 15 and July 15, commencing on July 15, 2010. EMC has accrued interest receivable of $3,378 within prepaid expense and other current assets at March 31, 2010 related to the Note Receivable.

During the three months ended March 31, 2010 and 2009, EMC made payments to JCP of $44, and $16, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP and its subsidiaries.

14. Subsequent event

EMC evaluated for subsequent events through the date these financial statements were issued on May 19, 2010 and concluded that there were no significant subsequent events requiring recognition or disclosure.

Edgen Murray Corporation

EXCHANGE OFFER FOR $465,000,000

12.25% Senior Secured Notes due 2015

PROSPECTUS

                    , 2010

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this prospectus.

Until                     , 2010, all broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Edgen Murray II, L.P.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partnership may indemnify and hold harmless any partners or other persons from and against any and all claims and demands whatsoever, subject to such standards and restrictions set forth in the partnership agreement.

Under Section 5.3(b) of the amended and restated limited partnership agreement of Edgen Murray II, L.P., each partner and other indemnitees (including shareholders, controlling persons, officers, directors, partners, members, managers and employees of the General Partner of Edgen Murray II, L.P. and its affiliates), is entitled to be indemnified and held harmless on an as-incurred basis by Edgen Murray II, L.P. to the full extent permitted under the Delaware Revised Uniform Limited Partnership Act, as in effect from time to time, against all losses, liabilities and expenses (including attorneys’ fees and expenses) arising from proceedings in which such partner may be involved, as a party or otherwise, by reason of his or its being or having been a partner, or by reason of his or its involvement in the management of the affairs of Edgen Murray II, L.P. (including by virtue of acting as an officer, director or employee of an affiliate of Edgen Murray II, L.P.), whether or not he continues to be such at the time any such loss, liability or expense is paid or incurred but only as long as (i) such person acted in a manner reasonably believed by such person to be within the scope of the authority conferred on he or it under or pursuant to the amended and restated limited partnership agreement and (ii) such acts or omissions are not found by a court of competent jurisdiction to constitute fraud, gross negligence or willful misconduct. The rights of indemnification provided by the amended and restated limited partnership agreement will be in addition to any rights to which such indemnified person may otherwise be entitled by contract or as a matter of law and will extend to his or its successors and assigns.

Edgen Murray Corporation

Section 78.7502 of the Nevada Revised Statutes (NRS) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (except an action by or in the right of the corporation), or any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor, by reason of being or having been a director, officer, employee, or agent of the corporation or of another entity for which such person is or was serving in such capacity at the request of the corporation, against expenses, if such person (i) is not liable pursuant to Section 78.138 of the NRS, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification against expenses may include judgments, fines, and amounts paid in settlement and attorney’s fees actually and reasonably incurred by the person to be indemnified in connection with the action, suit or proceeding.

In the case of action brought by or in the right of a corporation, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Subsection 3 of Section 78.7502 of the NRS further provides that, to the extent a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsections 1 and 2 thereof, or in the defense of any claim, issue, or matter therein, the corporation shall indemnify him against expenses, including attorney’s fees actually and reasonably incurred in connection with the defense.

Section 78.751 of the NRS provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, NRS 78.751 permits a corporation, in its articles of incorporation, bylaws, or other agreement, to provide for the payment of expenses of officers and directors incurred in defending any civil or criminal action, suit, or proceeding as they are incurred and in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 78.751 of the NRS further provides that the indemnification provided for under NRS 78.7502 or authorized in or ordered by a court pursuant to NRS 78.751 does not exclude any other rights to which the party seeking indemnification may be entitled, however, indemnification or advancement of expenses may not be made to an officer or director if a final adjudication establishes that his actions or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action, and that the scope of indemnification shall continue as to a director, officer, employee or agent who has ceased to hold such position, and shall inure to the benefit of such person’s heirs, executors and administrators.

Section 78.752 of the NRS permits a corporation to purchase and maintain insurance or make other financial arrangements (including the creation of a trust fund, the establishment of a program of self-insurance, the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or the establishment of a letter of credit, guaranty or surety) on behalf of any person who is or was an officer, director, employee, or agent of the corporation, or any person who is or was serving in certain capacities at the request of the corporation, for any liability asserted against such person and liability and expenses incurred by him in his capacity as officer, director, employee, or agent or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. No financial arrangement made pursuant to Section 78.752, however, may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court. Any insurance or other financial arrangement made on behalf of a person pursuant to Section 78.752 may be provided by the corporation or any other person approved by the board of directors. In the absence of fraud, the decision of the board of directors as to the terms and conditions of any such insurance or other financial arrangement and the choice of the person to provide such insurance or financial arrangement is conclusive and such insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action even if the director is a beneficiary of such insurance of other financial arrangement.

Article Nine of the amended and restated articles of incorporation of Edgen Murray Corporation (“Edgen”) provides that the directors of Edgen shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the NRS.

Article VIII, Section 8.1 of the amended and restated by-laws of Edgen provides that Edgen shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of Edgen or any predecessor of Edgen, or serves or served any other enterprise as a director, officer, employee or agent at the request of Edgen or any predecessor of Edgen.

Article VIII, Section 8.1 further provides that Edgen shall pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Edgen under Article VIII of Edgen’s by-laws. Edgen may, by action of its Board of Directors, provide for the payment of such expenses incurred by employees and agents of Edgen as it deems appropriate.

Additionally, Article VIII, Section 8.1 provides that the rights conferred on any person under Article VIII of Edgen’s by-laws shall not be deemed exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of Edgen’s articles of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Moreover, all rights to indemnification and to the advancement of expenses under Article VIII of Edgen’s by-laws shall be deemed to be provided by a contract between Edgen and the director, officer, employee or agent who serves in such capacity at any time while Edgen’s by-laws and any other relevant provisions of the NRS and any other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing. For the purposes of Article VIII of Edgen’s by-laws, references to Edgen include any subsidiary of Edgen now or hereafter organized under the laws of the State of Nevada.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Edgen Murray Corporation.*

3.2	Amended and Restated By-Laws of Edgen Murray Corporation.*

3.3	Amended and Restated Limited Partnership Agreement of Edgen Murray II, L.P.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.*

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).*

4.3	Registration Rights Agreement, dated December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.*

5.1	Opinion of Dechert LLP.†

5.2	Opinion of Brownstein Hyatt Farber Schreck, LLP.†

10.1	Purchase Agreement, dated December 16, 2009, by and among Edgen Murray Corporation, J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.*

10.2	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.*

10.3	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description
10.3e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3f	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.*

10.3g	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.*

10.3h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.*

10.3i	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.*

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.5	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.6	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.7	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.8	Edgen Murray II, L.P. Incentive Plan.*

10.9	Edgen Murray II, L.P. 2007 Option Plan.*

10.10	Edgen Murray Corporation Cash Bonus Plan.*

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

12.1	Computation of Ratio of Earnings to Fixed Charges.*

21.1	List of Subsidiaries of the Registrant.*

23.1	Consent of Dechert LLP (included in Exhibit 5.1).

23.1a	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.2).

23.2	Consent of Deloitte & Touche LLP.†

24.1	Powers of Attorney for Edgen Murray Corporation (included on signature pages).*

24.2	Powers of Attorney for Edgen Murray II, L.P. (included on signature pages).*

25	Statement of Eligibility of Trustee.*

99.1	Form of Letter of Transmittal.†

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Holders.*

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.5	Form of Letter to Clients.*

*	Previously filed.
†	Filed herewith

(b) Financial statement schedule

No financial statements are required to be filed herewith pursuant to this item.

ITEM	22. UNDERTAKINGS.

(a) The undersigned registrants hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, Louisiana, on July 22, 2010.

Edgen Murray Corporation

By:	/S/ DANIEL J. O’LEARY
Name:	Daniel J. O’Leary
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement and power of attorney has been signed by the following persons in the following capacities and on July 22, 2010.

Signature	Title

/S/ DANIEL J. O’LEARY Daniel J. O’Leary	President, Chief Executive Officer, Chairman and Director

/S/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President and Director

* Dan D. Keaton	Vice President and Chief Financial Officer (Principal Accounting Officer)

* Edward J. DiPaolo	Director

* Nicholas Daraviras	Director

* James L. Luikart	Director

*By:	/S/ DAVID L. LAXTON, III
Name:	David L. Laxton, III
As attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, Louisiana, on July 22, 2010.

Edgen Murray II, L.P.

By:	Edgen Murray II GP, LLC

By:	/S/ DANIEL J. O’LEARY
Daniel J. O’Leary
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement and power of attorney has been signed by the following persons in the following capacities and on July 22, 2010.

Signature	Title

/S/ DANIEL J. O’LEARY Daniel J. O’Leary	Director, Chief Executive Officer of Edgen Murray II, L.P.

/S/ DAVID L. LAXTON, III David L. Laxton, III	Chief Financial Officer of Edgen Murray II, L.P. (Chief Accounting Officer)

* Edward J. DiPaolo	Director

* Nicholas Daraviras	Director

* James L. Luikart	Director

*By:	/S/ DANIEL J. O’LEARY
Name:	Daniel J. O’Leary
As attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Edgen Murray Corporation.*

3.2	Amended and Restated By-Laws of Edgen Murray Corporation.*

3.3	Amended and Restated Limited Partnership Agreement of Edgen Murray II, L.P.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.*

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).*

4.3	Registration Rights Agreement, dated December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.*

5.1	Opinion of Dechert LLP.†

5.2	Opinion of Brownstein Hyatt Farber Schreck, LLP.†

10.1	Purchase Agreement, dated December 16, 2009, by and among Edgen Murray Corporation, J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.*

10.2	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.*

10.3	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.3e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description
10.3f	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.*

10.3g	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.*

10.3h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.*

10.3i	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.*

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.5	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.6	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.7	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.8	Edgen Murray II, L.P. Incentive Plan.*

10.9	Edgen Murray II, L.P. 2007 Option Plan.*

10.10	Edgen Murray Corporation Cash Bonus Plan.*

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

12.1	Computation of Ratio of Earnings to Fixed Charges.*

21.1	List of Subsidiaries of the Registrant.*

23.1	Consent of Dechert LLP (included in Exhibit 5.1).

23.1a	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.2).

23.2	Consent of Deloitte & Touche LLP.†

24.1	Powers of Attorney for Edgen Murray Corporation (included on signature pages).*

24.2	Powers of Attorney for Edgen Murray II, L.P. (included on signature pages.)*

25	Statement of Eligibility of Trustee.*

99.1	Form of Letter of Transmittal.†

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Holders.*

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.5	Form of Letter to Clients.*

*	Previously filed.
†	Filed herewith